Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978
PROSPECTUS
47,023,746 Shares
Loudeye Corp.
Common Stock

        We are registering our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq SmallCap Market under the symbol “LOUD.” The closing sale price of our common stock, as reported on the Nasdaq SmallCap Market on March 29, 2005, was $1.36 per share.
      The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.
       Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 8.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2005.

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information.

      “Loudeye,” “Loudeye Corp.” and the stylized Loudeye logo are registered trademarks of Loudeye Corp. and Digital MusicStoretm and iRadio Servicetm are also our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

      In this prospectus, “Loudeye,” “we,” “us” and “our” refers to Loudeye Corp.

PROSPECTUS SUMMARY
Loudeye
      We are a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering. This service offering ranges from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital media store services, wireless music services, and streaming Internet radio and music sample services. Our outsourced solutions can decrease time-to-market for our customers while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable our customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models.
      In June 2004, we acquired On Demand Distribution Limited, or OD2, a leading digital music service provider in Europe, creating what we believe is the world’s largest business-to-business focused digital media services company. The acquisition expands our customer base to include customers in over 20 countries, including the U.S., major European countries, Australia and South Africa. Some of our combined customers include Amazon.com, Inc., America Online, Inc., Apple Computer, Inc., Belgacom Group, Cingular Wireless (formerly AT&T Wireless Services, Inc.), The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony BMG Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc.
      The use of the Internet and wireless networks as a medium for media distribution has continued to evolve and grow in recent years. Traditional media and entertainment companies, such as major recorded music companies, or music labels, have in recent years faced significant challenges associated with the digital distribution of music. These companies have now licensed the rights to some of their digital music content for distribution and sale online and on wireless networks on a subscription or individual track or album basis. Additionally, retailers and advertisers have expanded their use of digital content in the marketing and selling of their products and services. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online and over wireless networks through new and existing retail channels, and consumers have begun to purchase and consume content using personal computers, mobile devices and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.
      We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet, wireless networks and other emerging technologies. These services encompass a variety of related services and provide the primary components needed to address the management and delivery of digital media on behalf of our customers.
      The following is a description of our digital media services segment and our media restoration services segment.
      Digital media services segment. We currently have three primary service offerings in our digital media services segment: digital media store services, core services and content protection services. Our business model provides for a blend of higher margin revenue, generated by each of our service lines, and lower margin, yet scalable, revenue generated by the digital download and e-commerce services of our digital media store services. A more detailed description of each of our major service offerings follows.

•	Digital media store services. Digital media store services include our end-to-end digital music store solution provided on a “white-labeled” basis to retailers and brands throughout the world. As a business-to-business provider, our services enable brands of varying types, including retailers and e-tailers, portals, ISPs, and mobile operators, to outsource all or part of their digital media retailing activities. By leveraging our proprietary technology and infrastructure, we provide our customers with a highly scalable consumer-facing digital media commerce and delivery solution. Our services include hosting, publishing and managing digital media content, and delivering such content to end consumers on behalf of our customers. Our services support private label user interfaces and customized templates, and can readily function across both internet and mobile delivery protocols. Our services are designed to have the look, feel and branding of the retailer’s existing commerce platform, and support integration to a customer’s website, wireless applications, inventory, account management, and commerce and billing systems. Additionally, our music store services provide digital rights management and licensing; usage reporting; digital content royalty settlement; customer support and publishing related services. Our services provide for the delivery of digital content in various forms, such as full-song download or streaming, and rich media ring tunes, for both internet and wireless based applications. We offer a variety of consumer usage and commerce alternatives for our customers. Our end-to-end solution provides fully-integrated payment functionality supporting multiple end consumer payment alternatives as well as support for multiple languages, offering multinational customers a worldwide solution. We expect to extend our store services offerings from our established base in music stores to other digital media, such as video, music video and games.
      As part of our end-to-end music store solutions, we have secured licenses and cultivated relationships with the four major recorded music companies and hundreds of independent record labels around the globe. Our rights portfolio currently available for inclusion in our music store solution encompasses licenses in over 20 countries and more than 1.3 million individual tracks available for sale by our customers to end consumers.

•	Core services. Core services include a suite of digital media services provided to both content owners and retailers. We generate the majority of our revenue in this area from fees for encoding and fulfillment services we perform for EMI Music and various independent label catalogs, and from our leading samples service. Within core services, we provide a variety of back-end services to most of the digital music services that have launched in the last few years. Examples of these services include:

•	Digital media supply chain services. Our proprietary systems and technology enable the scalable archiving and retrieval of large libraries of digital media assets, or digital content. Digitized masters of the media assets are stored on our high-capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content. Such storage and access capabilities enable digital content to be processed and converted into different digital formats pursuant to our customers’ specifications via our proprietary encoding and transcoding systems. To transmit digital content over the Internet or other advanced digital distribution networks, the uncompressed, digitized content must be converted into compressed, network-compatible digital formats. Our encoding services enable the conversion of such content into a particular form, along with the relevant metadata, such that the content can be readily and rapidly distributed over various distribution networks. Encoding large catalogs of content in an efficient manner is a complex process that requires highly scalable technology and supporting infrastructures. Digital encoding formats and technologies continue to evolve and often conflict with one another. As a result, content owners often convert their digital assets into multiple formats and codecs (which are algorithms that reduce the number of bytes consumed by large files and programs) to support their distribution strategies. Additionally, the encoding process for a particular item (or for an entire library) is often repeated as a result of the introduction of new formats or distribution platforms. Our innovative digital media supply chain services address these challenges by providing an outsourced solution for the archiving, management, processing and distribution of our customers’ digital assets. Our digital media supply chain services also provide watermarking, encryption, metadata and other digital rights management services to enable our customers to protect and manage their content digitally. We also provide project analysis, as well as consulting and other related services to support the digital fulfillment of encoded content libraries for content owners and retailers worldwide.

•	Digital media content services. We provide a hosted end-to-end streaming service that delivers high quality music samples to customers in the online and mobile entertainment sectors. Our music samples service consists of streaming digital content, or more specifically selections of such content, commonly referred to as samples, clips or previews. Digital media samples are used by customers for many purposes, including increasing online content sales, user traffic and customer retention. We also provide an interactive Radio service, or “iRadiotm”. The Loudeye “iRadiotm” service offers 100 channels of CD-quality streaming music delivered through a partner’s own privately branded player interface. It is capable of supporting delivery to a range of consumer music devices and appliances. The iRadio service can be deployed online for web-based retailers and portals, as well as offline for consumer electronic devices and appliances, digital home entertainment systems and other digital broadcasting outlets.

•	Content protection services. Content protection services include our anti-piracy services provided to content owners to protect against the unauthorized distribution of content on peer-to-peer networks. Our content protection services provide a comprehensive solution to combat the proliferation of illegal content sharing and downloads typically found on peer-to-peer networks on a global basis. The services, which are available globally, include Titanium, a service featuring the industry’s leading anti-piracy service level agreement (SLA) guaranteeing up to 99% effectiveness in preventing the illegal sharing of digital content over peer-to-peer networks. Our services also include providing content owners powerful data mining and analytical tools and comprehensive information on digital media usage and sharing on peer-to-peer networks. We also offer the potential of targeted promotional services redirecting potential consumers to legitimate services as a means for companies to capitalize on previously untapped revenue streams across content sharing networks. We currently protect approximately 70,000 digital content titles and block hundreds of millions of download sessions each month, across all major peer-to-peer protocols.
      Media restoration services segment. In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of our revenue in 2004, and we anticipate media restoration services will represent an insignificant portion of our revenue in the future.
      Our address is 1130 Rainier Avenue South, Seattle, WA 98144 and our telephone number is (206) 832-4000. Our Internet site is located at www.loudeye.com. The information on, or that can be accessed through, our web site is not part of this prospectus.
The Offering

Common stock offered by the selling stockholders	47,023,746 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of the common stock by the selling stockholders. This prospectus covers the offer of shares issuable in the future upon the exercise of the following common stock purchase warrants:

• Warrants to purchase 5,040,002 shares of common stock issued in connection with the private placement we completed in December 2004. If all of these warrants are exercised, we would receive aggregate gross proceeds of approximately $11,340,005.

• Warrants to purchase 850,807 shares of common stock issued in connection with the private placement we completed in August 2003. If all of these warrants are exercised, we would receive aggregate gross proceeds of approximately $1,701,614.

• Warrants to purchase 45,889 shares of common stock, including a warrant to purchase 25,000 shares of common stock issued in connection with a term loan and line of credit agreement in December 2003 and a warrant to purchase 20,889 shares of common stock assumed by us in connection with one of our acquisition transactions in 2001. If all of these warrants are exercised, we would receive aggregate gross proceeds of approximately $116,862.

There can be no assurance any of these warrants will be exercised by the selling stockholders or that we will receive any proceeds from the exercise of these warrants. We expect to use proceeds, if any, from exercise of these warrants for general corporate purposes.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Nasdaq SmallCap Market symbol	LOUD

Summary Financial Data
      The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 and balance sheet data as of December 31, 2004 and 2003 have been derived from our audited financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2001 and 2000 and summary consolidated balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated balance sheet data and summary consolidated statements of operations data for each of the years ended December 31, 2001 and 2000 have been derived from consolidated financial statements that were audited by independent auditors who have ceased operations. The historical results are not necessarily indicative of results to be expected for any future period. During the preparation of our financial statements for the year ended December 31, 2004, we made revisions of classification with regard to expenses incurred during the years ended December 31, 2003 and 2002. Such revisions of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported. These revisions related to the following:

•	Regent Fees. We revised our classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation (Regent) during the year ended December 31, 2003, from special charges — other to general and administrative expense in the current presentation as we determined that these expenses were more appropriately classified as general and administrative.

•	Amortization of Intangible Assets. We revised our classification of amortization of acquired technology and capitalized software costs totaling approximately $269,000 in 2003 and $1.3 million in 2002 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue.

•	Impairment of Intangible Assets. We revised our classification of impairment charges related to acquired technology and capitalized software costs totaling approximately $601,000 in 2003 and $694,000 in 2002 from operating expenses — special charges — other to cost of revenue in the current presentation as we determined that these charges were more appropriately classified as cost of revenue.
      All amounts are presented in the table below in thousands except for per share amounts.

	Years Ended December 31,

Consolidated Statements of Operations Data	2004(1)	2003	2002	2001	2000(1)

REVENUE	$16,821	$11,948	$12,681	$10,388	$11,537
COST OF REVENUE(2)	12,063	8,076	15,260	12,737	12,388

Gross profit (loss)	4,758	3,872	(2,579)	(2,349)	(851)
OPERATING EXPENSES:
Sales and marketing(2)	4,456	3,286	7,667	9,409	14,621
Research and development(2)	4,017	1,688	3,159	9,719	6,784
General and administrative(2)	11,323	8,656	11,375	11,102	8,079
Amortization of intangibles	234	831	1,790	8,173	7,693
Stock-based compensation(2)	306	1,298	(383)	359	5,409
Special charges — goodwill impairments(3)	—	5,307	—	9,418	—
Special charges — other(3)	312	1,913	6,152	27,843	947

Total operating expenses	20,648	22,979	29,760	76,023	43,533

LOSS FROM OPERATIONS	(15,890)	(19,107)	(32,339)	(78,372)	(44,384)

	Years Ended December 31,

Consolidated Statements of Operations Data	2004(1)	2003	2002	2001	2000(1)

OTHER INCOME (EXPENSE):
Interest income	377	347	1,149	3,157	5,767
Interest expense	(201)	(286)	(631)	(1,181)	(907)
Increase in fair value of common stock warrants	—	(248)	—	—	—
Gain on sale of media restoration assets	156	—	—	—	—
Other income (expense), net	(839)	120	659	—	—

Total other income (expense)	(507)	(67)	1,177	1,976	4,860

NET LOSS	$(16,397)	$(19,174)	$(31,162)	$(76,396)	$(39,524)

Net loss per share — basic and diluted(4)	$(0.22)	$(0.39)	$(0.75)	$(1.84)	$(1.33)

Weighted average shares outstanding — basic and diluted(4)	73,845	49,797	41,393	41,429	29,774

	At December 31,

Consolidated Balance Sheet Data	2004(1)	2003	2002	2001	2000(1)

Cash, cash equivalents and marketable securities	$41,168	$21,940	$11,758	$60,941	$94,989
Restricted cash	2,568	316	1,500	—	—
Working capital	13,789	16,781	7,883	55,753	90,018
Total assets	103,708	27,044	29,529	80,883	132,676
Accrued acquisition consideration	15,924	—	1,059	3,000	—
Long-term obligations, less current portion	1,000	2,135	591	22,532	7,324
Total stockholders’ equity	66,450	17,033	20,352	49,194	116,068

(1)	Data for 2000 includes six months of the results of Vidipax, which was acquired in June 2000. We completed the sale of this media restoration business in May 2004. Data for 2004 includes the results of On Demand Distribution Limited, which we acquired in June 2004, and Overpeer Inc., which we acquired in March 2004. Acquisition and disposition activity reduces the reliability of period to period comparisons based off this and other periods.

(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Years Ended December 31,

	2004(1)	2003	2002	2001	2000(1)

Cost of revenue	$117	$62	$(34)	$30	$456
Sales and marketing	156	47	(55)	50	749
Research and development	83	57	(21)	19	283
General and administrative	67	1,194	(307)	260	3,921

(3)	Includes special charges recorded related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. The following table summarizes the charges included in the consolidated statements of operations above:

	Years Ended December 31,

	2004(1)	2003	2002	2001	2000(1)

Goodwill impairment	$—	$5,307	$—	$9,418	$—
Customer lists and other assets impairment	—	84	743	11,938	—
Property and equipment impairment	—	670	2,029	6,534	453
Employee severance and termination benefits	—	501	1,890	3,177	310
Facilities related charges	312	658	1,490	6,194	184

(4)	Net loss per share — basic represents net loss divided by the weighted average shares of common stock outstanding during the period. Net loss per share — diluted represents net loss divided by the weighted average shares outstanding, including the potentially dilutive impact of stock options and warrants (converted using the treasury stock method) and common stock issuable upon the conversion of convertible preferred stock (using the if-converted method). For all periods presented, common equivalent shares are excluded from the calculation because their effect is anti-dilutive. The following numbers of shares have been excluded using this method:

	Years Ended December 31,

	2004	2003	2002	2001	2000

Options outstanding under Loudeye stock option plans	13,784	6,684	8,059	8,206	5,603
On Demand Distribution Limited options assumed	2,202	—	—	—	—
Warrants outstanding	6,132	1,028	263	140	140

Shares excluded	22,118	7,712	8,322	8,346	5,743

      The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share:

	Years Ended December 31,

	2004	2003	2002	2001	2000

Weighted average shares outstanding	73,845	49,798	41,416	41,607	31,144
Weighting of shares subject to repurchase	—	(1)	(23)	(178)	(1,370)

Weighted average shares used to calculate basic and diluted earnings per share	73,845	49,797	41,393	41,429	29,774

RISK FACTORS
      An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties, both in the U.S. and abroad. Before purchasing these securities, you should carefully consider the following known risk factors which describe the risks and uncertainties which we consider material in connection with this offering, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the securities offered by this prospectus. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.
Risks Related to Our Business

We have a history of losses on a quarterly and annual basis and we may experience greater losses from operations than we currently anticipate.
      As of December 31, 2004, we had an accumulated deficit of $209.3 million. We have incurred net losses from inception, and we expect to continue to incur net losses in future periods. To achieve future profitability, we will need to generate additional revenue or reduce expenditures. We can give no assurance that we will achieve sufficient revenue or reduced expenditures to be profitable on either a quarterly or annual basis in the future. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on either a quarterly or annual basis.

Our quarterly and annual financial results will continue to fluctuate making it difficult to forecast our operating results.
      Our quarterly and annual operating results have fluctuated in the past and we expect our revenue and operating results may vary significantly from quarter to quarter and year to year due to a number of factors, many of which are beyond our control, including:

•	Market acceptance of our services;

•	Variability in demand for our digital media services;

•	Competition from other companies entering our markets;

•	Ability of our customers and ourselves to procure necessary intellectual property rights for digital media content;

•	Willingness of our customers to enter into longer-term volume or recurring revenue digital media services agreements and purchase orders in light of the economic and legal uncertainties related to their business models;

•	Charges related to restructuring of our business, including personnel reductions and excess facilities; and

•	Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures.
      Our limited operating history, unproven business model and significant acquisitions and dispositions of businesses (in particular our acquisition of OD2 in June 2004), further contribute to the difficulty of making meaningful quarterly comparisons and forecasts. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenue. These expenditure levels are, to a large extent, fixed in the short term and our sales cycle can be lengthy. Thus, we may not be able to adjust spending or generate new revenue sources in a timely manner to compensate for any shortfall in revenue, and any significant shortfall in revenue relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below the expectations of securities analysts and investors in some future periods, our stock price could decline significantly.

We have not completed the integration of all our acquisitions, and we may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating these future acquisitions may have a material adverse effect on our operating results.
      We have completed a number of acquisitions during the past three fiscal years, and we expect to continue to pursue strategic acquisitions in the future. In March 2004, we completed the acquisition of Overpeer and in June 2004 we completed the acquisition of OD2. Integrating the Overpeer and OD2 acquisitions and completing any potential future acquisitions could cause significant diversions of management time and company resources. In the past, we have divested acquired assets, partially as a result of failure of an acquired company’s business to integrate fully with ours, as with the media restoration business of our former Vidipax subsidiary that we acquired in June 2000 and divested in early 2004. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to integrate the operations of current or future acquired companies or joint ventures.
      Our ability to integrate operations of acquired companies will depend, in part, on our ability to overcome or address:

•	The difficulties of assimilating the operations and personnel of the acquired companies and realizing anticipated operational and cost efficiencies without disruption to the ongoing business;

•	Impairment of relationships with employees, affiliates, advertisers and content providers of our business and acquired businesses;

•	The loss of key management and the difficulties in retaining key management or employees of acquired companies;

•	Operational difficulties, including the need to attract and retain qualified personnel and the need to attract customers and advertisers;

•	The cost and challenges of integrating IT and financial systems;

•	Diversion of management’s attention from other business concerns and the potential disruption of our ongoing business;

•	The need to incorporate successfully the acquired or shared technology or content and rights into our services, including maintaining customer satisfaction while migrating to a single development platform; and

•	The difficulties of maintaining uniform standards, systems, controls, procedures and policies.
      In addition, completing acquisitions could require use of a significant amount of our available cash. Furthermore, financing for future acquisitions may not be available on favorable terms, if at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We cannot ensure that we will be able to identify or complete any acquisition in the future.
      If we acquire businesses, new services, or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to at least annual testing for impairment. For example, in the first quarter 2003 we recorded impairments to goodwill of $5.3 million, $685,000 to intangible assets and $601,000 to property and equipment related to our enterprise communication services and media restoration services business. A significant portion of those impairments related to assets acquired in our acquisition of TT Holding Corp. in November 2002. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership would be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. The anticipated benefits of any acquisition may not be realized. If any of the negative events occur, our results of operations and financial position could be materially adversely affected.

We have restructured our business and if we are unsuccessful in executing on our revised business strategy, our business, results of operations and financial condition could be seriously harmed.
      We have shifted our business plan to offering full-service business-to-business digital media solutions. You should consider our prospects in executing on our revised business strategy in light of the risk, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market segments we serve. As a result of such risks, expenses and difficulties, we may not be successful in:

•	Establishing and maintaining broad market acceptance of our services and converting that acceptance into direct and indirect sources of revenue;

•	Establishing and maintaining our brand name;

•	Successfully developing new service offerings and features on a timely basis and increasing the functionality and features of existing services;

•	Successfully responding to our current competition including, competition from emerging technologies and solutions;

•	Developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our services; and

•	Attracting, training and retaining qualified sales, technical and customer support personnel.
      We might not be successful in implementing our business strategy in a cost-effective manner, if at all, and the implementation may require significant additional expenditures on our part. The capital requirements of our business strategy combined with the expectation that we will incur net losses in future periods could have a serious adverse impact on our business, results of operations and financial position. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures, unforeseen operating expenses or make investments to maintain our competitive position. If we lack necessary capital, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. Our inability to execute on our strategy could result in increased expenses and decreased revenue, either or both of which could seriously harm our business, results of operations and financial condition.

Our success is dependent on the performance and integration of our new CEO and CFO/ COO and the cooperation, performance and retention of our executive officers and key employees.
      Michael Brochu joined as our chief executive officer on January 31, 2005. Ronald Stevens joined as our chief financial officer and chief operating officer on March 7, 2005. Our business and operations are substantially dependent on the performance and integration of our new CEO and COO/ CFO, as well as the performance of our other executives. Our senior executives have worked together for only a short period of time. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.

We may need to raise additional capital in the future to execute on our current business plan.
      Our existing cash reserves may not be sufficient to fund operating and other expenses under our current business plan until projected profitability. As a result, to execute on our current business plan, we may need to secure additional financing. In the event additional financing is required, we may not be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may need to sell assets or reduce expenditures, or both, and we may not be able to pursue our business objectives. This inability could seriously harm our business, results of operations and financial condition.

We are subject to exchange rate risk in connection with approximately £1.6 million (approximately $3.0 million based on exchange rates as of March 29, 2005) that is payable in cash to former OD2 shareholders in July 2005, and in connection with our international operations.
      We are obligated to pay approximately £1.6 million (approximately $3.0 million based on exchange rates as of March 29, 2005) in cash in July 2005 to former OD2 shareholders. The payments are payable in British pounds, and accordingly, we are exposed to risks with changes in the prevailing exchange rate. We may hedge this risk. If we do not hedge against exchange rate risk, any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration we must pay to the former OD2 shareholders.
      In addition, the results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, net sales and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our overseas operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our services and further negatively impact results of operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.
      We may in the future engage in hedging activities. As foreign currency exchange rates vary, the fluctuations in revenue and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation.

Our music content licenses are generally for limited terms. If we are unable to reach agreement with recorded music companies, especially with the four major recorded music companies, to renew existing licenses or to grant us expanded license rights, portions of our services could be interrupted and our business and results of operations could be harmed.
      We have content license agreements with all four major recorded music companies — EMI Music Marketing, Sony BMG Music Entertainment, UMG Recordings, and Warner Music Group — and numerous independent record labels, and in each case our license grants are for finite terms and require the consent of the label to renew. In addition, these content licenses may be terminated by the recorded music companies at any time upon a specified period of advance notice or under circumstances such as our breach of these agreements. If we are unsuccessful in securing renewals of these label license agreements before expiration of existing agreements, our digital media services with respect to any one or a number of the labels’ content could be interrupted, and our business and results of operations could be harmed. In addition, if we are unsuccessful in obtaining additional license rights from the content owners for emerging distribution methods, such as subscription services, our business and results of operations could be harmed.

Our music content licenses generally require prior approval for us to distribute content to our customers. If approval is delayed or withheld, portions of our services could be interrupted and our business and results of operations could be harmed.
      Our content license agreements from the major recorded music companies generally require prior approval before we can distribute content to our customers. If approval is delayed or withheld, we may not be able to satisfy our contractual obligations to our customers. As a result, our reputation within the music industry could be harmed, our services could be interrupted and our business and results of operations could be harmed.

Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct.
      The large number of licenses in the U.S. and in the foreign markets in which we operate that we need to maintain in order to operate our music-related services creates operational difficulties in connection with tracking the rights that we have acquired and the complex structures under which we have royalty and reporting obligations. In addition, in some circumstances, we are responsible for tracking and remitting royalties to professional rights organizations, both in the U.S. and abroad, such as The American Society of Composers, Authors and Publishers, Inc. (ASCAP), Broadcast Music, Inc. (BMI), SESAC, Inc. (SESAC) or The MCPS-PRS Alliance Limited in the United Kingdom, which adds to the complexity of the royalty structure in which we operate. Our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying royalties owed. If we are unable to accurately track amounts that we must pay to the numerous parties with whom we have licenses in connection with each delivery of digital music services or if we do not deliver the appropriate payment in a timely fashion, we may risk financial penalties and/or termination of licenses.

We rely on strategic relationships to promote our services and for access to licensed technology; if we fail to maintain or enhance existing relationships or obtain new relationships, our ability to serve our customers and develop new services could be harmed.
      Our ability to provide our services to users of multiple technologies and platforms depends significantly on our ability to develop and maintain our strategic relationships with key streaming media technology companies and content providers. We rely on these relationships for licensed technology and content. Obtaining comprehensive music content licenses is challenging, as doing so may require us to obtain copyright licenses with various third parties in the fragmented recorded music and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, artists and record labels. The effort to obtain the necessary rights by such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers’ expectations.
      Due to the evolving nature of our industry, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. We cannot be certain that we will be successful in developing new relationships or that our partners will view these relationships as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our brand and services.

Competition may decrease our market share, revenue, and gross margins.
      We face intense and increasing competition in the global digital media services market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for digital media services, the more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

•	Ability to offer a private branded solution;

•	Service functionality, quality and performance;

•	Ease of use, reliability, scalability and security of services;

•	Establishing a significant base of customers and distribution partners;

•	Ability to introduce new services to the market in a timely manner;

•	Customer service and support;

•	Attracting third-party web developers; and

•	Pricing.
      Competition in our core business-to-business digital media services comes from in-house efforts by our potential customers, and from companies such as Groove Mobile (formerly Chaoticom), Liquid Digital, Melodeo, MusicNet, Inc., MusicNow LLC, MusiWave, MPO Group, Siemens AG, Soundbuzz and Digital World Services AG. Competitors for our anti-piracy services business include Macrovision, MediaDefender and Media Sentry. In addition, our customers for digital media distribution services face competition from other providers of digital distribution services to customers including Apple Computer Inc.’s iTunes, Napster, RealNetworks Inc.’s Rhapsody, MusicNet, Inc. and Sony Connect Inc. Many of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors’ services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain or maintain market share and customer loyalty and to generate sufficient revenue to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and results of operations.

We face competition from “free” peer-to-peer services such as eDonkey, KaZaA and Morpheus, from emerging paid online music services delivered electronically, and from traditional retail music distributors.
      The online music services of our customers face significant competition from “free” peer-to-peer services, such as MetaMachine Inc.’s eDonkey, Sharman Network Inc.’s KaZaA, StreamCast Networks, Inc.’s Morpheus, Grokster, Ltd. and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services such as Grokster have been found to not violate any copyright laws. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.
      Because digital recorded music formats, such as MP3, do not always contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or “pirated” copies of copyrighted recorded music over the Internet. This piracy is a significant concern to record companies and artists, and is a primary reason many record companies and artists are reluctant to digitally deliver their recorded music over the Internet. As long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Accordingly, if this issue is not addressed, our business might be harmed.

We depend on a limited number of customers for a significant percentage of our revenue. Accordingly, the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenue, operating results and cash flows.
      A limited number of customers have accounted for a significant percentage of our revenue and may continue to do so for the foreseeable future. During the year ended December 31, 2004, no customers accounted for 10% or more of our revenue. During 2003 and 2002, The Coca-Cola Company accounted for approximately 11% and 13% of our revenue. A significant portion of our revenue from The Coca-Cola Company related to media restoration services which we ceased providing with our sale of that business in early 2004. We believe that a small number of customers may continue to account for a significant percentage of our revenue for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to complete or deliver a project on a timely basis during a given quarter is likely to significantly reduce revenue. In addition, if any significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our financial condition, revenue and operating results could suffer. If we are unsuccessful in increasing and broadening our customer base, our business could be harmed.

If we do not continue to add customers for our services, our revenue and business will be harmed.
      In order to achieve return on our investments in new service offerings, we must continue to add new customers while minimizing the rate of loss of existing customers. If our other marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer.

Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.
      The market for digital media services is characterized by rapid technological change, frequent new service offerings, new device introductions and changes in customer requirements, some of which are unique or on a customer by customer basis. We may be unable to respond quickly or effectively to these developments or requirements. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated, varied or individual needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

•	Our technology or systems may become obsolete upon the introduction of alternative technologies;

•	We may not have sufficient resources to develop or acquire new technologies or the ability to introduce new services capable of competing with future technologies or service offerings; and

•	The price of our services is likely to decline as rapidly as the cost of any competitive alternatives.
      The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.

Average selling prices of our services may decrease, which may harm our gross margins.
      The average selling prices of our services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and gross margins for our services will decrease. We may not be successful in developing and introducing on a timely basis new services with enhanced features or improved versions of our existing services that can be sold at higher gross margins.

Our music store business has lower gross margins than other lines of our business.
      In June 2004, we acquired OD2 and subsequently have placed greater focus on growing our music store services. On a blended basis, costs of our music store services as a percentage of the revenue generated by those services are higher than those of our core services and content protection services. The cost of third party music content, in particular, is a substantial percentage of revenue we receive from our music store customers and is unlikely to decrease significantly over time as a percentage of revenue. A trend towards more music store services as a percentage of our total revenue will reduce our overall gross margins.

Our music store services operating results fluctuate on a seasonal and quarterly basis.
      Sales of recorded music tend to be seasonal in nature, with a disproportionate percentage of annual music purchases occurring in the fourth quarter. We expect transactional related revenues from our digital media stores services to be impacted by such seasonality long-term; however, increasing consumer adoption of digital media services should largely mitigate the impact of such seasonality in the near term. This sales seasonality may affect our operating results from quarter to quarter. Prior to our acquisition of OD2 in June 2004 and the expansion of our music store services, we did not experience significant seasonality in our business. We cannot assure you that revenue from our music store services will continue at the level experienced in the fourth quarter 2004 or that they will be higher than such revenue for our other quarters. Seasonality in our business makes it more difficult to prepare period to period comparisons for our business.

We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, archive or make available to our customers.
      We may be liable or alleged to be liable to third parties, such as the recorded music companies and professional rights organizations, for the content that we encode, distribute, archive or make available to our customers:

•	If the performance of our services is not properly licensed by the content owners or their representatives such as the recorded music companies and professional rights organizations;

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

•	If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services;

•	If the manner of delivery of content is alleged to violate terms of use of third party delivery systems, such as peer-to-peer networks; or

•	If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.
      Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to indemnify and hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited or no insurance coverage for claims of this nature.
      Because we host, stream and webcast audio and video content on or from our website and on other websites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully prosecuted, against content distributors. In addition, we could be exposed to liability with respect to the unauthorized encoding of content or unauthorized use of other parties’ proprietary technology, including third party delivery systems such as peer-to-peer networks. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.
      We cannot provide assurance that third parties will not claim infringement by us with respect to past, current, or future technologies. The music industry in particular has recently been the focus of infringement claims. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business.
      Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We cannot assure you that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.
      We could be subject to intellectual property infringement claims by others. For example, on September 10, 2004, we were served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, our Overpeer subsidiary, Marc Morgenstern, one of our executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by our Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount.
      In addition, potential customers may be deterred from distributing content over the Internet for fear of infringement claims. The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to affect music, video and other content being distributed over the Internet. If, as a result, potential customers forego distributing traditional media content over the Internet, demand for our digital media services could be reduced which would harm our business. The music industry in the U.S. is generally regarded as extremely litigious in nature compared to other industries and we could become engaged in litigation with others in the music industry. Claims against us, and any resultant litigation, should they occur in regard to any of our digital media services, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we offer our digital media services to customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenue, financial condition and results of operations.

We must enhance our existing digital media services and develop and introduce new services to remain competitive in that segment. Any failure to do so in a timely manner will cause our results of operations to suffer.
      The market for digital media services is characterized by rapidly changing technologies. This market characteristic is heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

•	Identify and respond to emerging technological trends in the market;

•	Enhance our services by adding innovative features that differentiate our digital media services from those of our competitors;

•	Develop, acquire and license leading technologies;

•	Bring digital media services to market and scale our business and operations on a timely basis at competitive prices; and

•	Respond effectively to new technological changes or new service announcements by others.
      We will not be competitive unless we continually introduce new services or enhancements to existing services that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and services, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services or enhancements to services may not be sufficient to recover the associated development costs.

The technology underlying our services is complex and may contain unknown defects that could harm our reputation, result in liability or decrease market acceptance of our services.
      The technology underlying our digital media services is complex and includes software that is internally developed and software licensed from third parties, including open source software. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality service for our customers. Because our customers depend on us for digital media management, any interruptions could:

•	Damage our reputation;

•	Cause our customers to initiate liability suits against us;

•	Increase our service development resources;

•	Cause us to lose revenue; and

•	Delay market acceptance of our digital media services.
      We do not have product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

We provide guarantees to some of our customers under service level agreements and could be liable for service credits for failure to meet specified performance metrics.
      In connection with our content protection services, we provide our customers with guaranteed service performance levels. We also provide guaranteed service performance levels to some of our encoding customers. If we fail to meet these guaranteed performance metrics, we could be liable for monetary credits or refunds of service fees previously paid or owed to us. Our contracts generally provide for credits of a portion of the fees otherwise payable to us for the service in the event of a service level failure. Any failure could also result in termination of service contracts and could damage our reputation and ability to attract or retain customers.

Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.
      Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our systems and operations are susceptible to, and could be damaged or interrupted by a number of security and stability risks, including: outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, websites and network communications. A sudden and significant increase in traffic on our websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.
      Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on web browsers, ISPs and online service providers to provide access over the Internet to our service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.
      The occurrence of any of these or similar events could damage our business, hurt our ability to distribute services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

Our services are complex and are deployed in complex environments and therefore may have errors or defects that could seriously harm our business.
      Our services are highly complex and are designed to be deployed in and across numerous large complex networks. Our digital distribution activities are managed by sophisticated software and computer systems. From time to time, we have needed to correct errors and defects. In addition, we must continually develop and update these systems over time as our business needs grow and change and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors and defects that could cause system failures. Any system error or failure that causes interruption in availability of services or content or an increase in response time could result in a loss of potential or existing customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our services and websites could be less attractive to such entities or individuals and our business could be harmed.

Our transmission capacity is not entirely in our control, as we rely in part on transmission capacity provided by third parties. Insufficient transmission capacity could result in interruptions in our services and loss of revenue.
      Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis. Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

We have identified material weaknesses in our internal control over financial reporting and we have received an adverse opinion on internal control over financial reporting from our independent registered public accounting firm in connection with their annual internal control attestation process.
      We have identified material weaknesses in our internal control over financial reporting as of December 31, 2004, including the following:

•	Deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within our finance and accounting reporting functions.

•	Insufficient oversight of financially significant processes and systems, including deficiencies relating to monitoring and oversight of the work performed by our finance and accounting personnel.

•	Deficiencies in the design of our internal control environment reflected in either a lack of controls or ineffectively designed controls.

•	Deficiencies in our general computer controls relating to financially significant applications and business processes, including application level design and documentation deficiencies. As a result of these deficiencies and our inability to rely upon information technology general controls to perform as expected over time, we were unable to demonstrate through testing that our information technology dependent controls were operating effectively.

•	Deficiencies relating to insufficient analysis, review and documentation of the selection and application of generally accepted accounting principles, or GAAP, to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.

•	Failure to appropriately assess and monitor the effectiveness of controls executed by third party service providers, and to adequately implement and/or maintain customer level controls related to the provision of services by third party service providers.

•	Inability to demonstrate through testing that all of our key internal controls over financial reporting were effective as of December 31, 2004.

•	Deficiencies related to entity-level controls.
      Our independent registered public accounting firm, Moss Adams LLP, has issued an adverse opinion on our internal control over financial reporting as of December 31, 2004.
      The existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in the current or any future period.

Our operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates and changes in regulations that govern international transactions.
      As a result of our acquisition of OD2, we have substantial international operations, including in the United Kingdom, France, Germany and Italy. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.;

•	Challenges caused by distance, language and cultural differences;

•	Potentially adverse tax consequences;

•	Difficulty in staffing and managing geographically diverse operations; and

•	Higher costs associated with doing business internationally.
      These and other risks may preclude or curtail international sales or increase the relative price of our services compared to those of local competitors in other countries, reducing the demand for our services.

Our business and operations may be especially subject to the risks of earthquakes and other natural catastrophes in the Pacific Northwest.
      Our U.S. computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.
Risks Related to Our Industry

Digital media distribution services in general are new and rapidly evolving and may not prove to be viable business models.
      Digital media distribution services are a relatively new business model for delivering digital media over electronic mediums, including the Internet. It is too early to predict whether consumers will accept online music services in significant numbers and accordingly whether the services will be financially viable. If digital media distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

We must provide digital rights management solutions that are acceptable to both content providers and consumers.
      We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable terms, if at all. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

The industries we serve are a focus of attempts at means to improperly access and share content and avoid digital rights management and anti-piracy technologies.
      We employ content protection and anti-piracy technologies and systems that are state of the art in the industry. However, the digital content businesses we serve are a focus of escalating attempts by third parties to circumvent these technologies and systems in an apparent effort to illegally use and share digital content, such as digital music, video, films and commercial software programs. To the extent third parties are successful in avoiding our content protection technologies and systems and if it is not feasible for us to modify or enhance our technologies and systems to avoid that result, our business, result of operations and reputation could be harmed.

Our industry is experiencing consolidation that may intensify competition.
      The Internet and digital media services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have failed or are being acquired by larger entities. As a result, we are increasingly competing with larger competitors which have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	Competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

•	Competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats, thus impairing our content selection and our ability to attract customers;

•	Suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	A competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services; and

•	Other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content; or which could significantly change the market for our services.
      Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

Our business could be harmed by a lack of availability of popular content.
      Our digital media services business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. We depend upon the music content providers to continue to produce hits. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

The growth of our business depends on the increased use of the Internet and wireless networks for communications, electronic commerce and advertising.
      The growth of our business depends on the continued growth of the Internet and wireless networks as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if such usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce. Our success also depends on the efforts of third parties to develop the infrastructure and complementary services necessary to maintain and expand the Internet and wireless networks as viable commercial channels, and identifying additional viable revenue models for digital media-based businesses. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service, and necessary increases in bandwidth availability and access on an affordable basis, remain largely unresolved and may affect the amount and type of business that is conducted over such mediums, and may adversely affect our ability to sell our services and ultimately impact our business results and prospects.
      If usage of the Internet and wireless networks grows, the respective infrastructure may not be able to support the demands placed on them by such growth, specifically the demands of delivering high-quality media content. As a result, the performance and reliability of such mediums may decline. In addition, the Internet and wireless networks have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the relevant network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, overall usage, as well as the usage of our services could grow more slowly or decline.

If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance, and our business may be harmed.
      We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance and our business and prospects could be harmed. Congestion over the Internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. The success of digital media distribution over the Internet depends on the continued rollout of broadband access to consumers on an affordable basis. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has delayed broader-based adoption of the Internet as a media distribution medium. Our business and prospects may be harmed if the rate of adoption does not increase.

More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our services that will gain widespread adoption by users of such devices.
      In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as portable digital audio players, personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, may increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but these devices are in an early stage of development and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly. Our digital music store service is not compatible with the iPod music player, the current digital audio player market leader.

Government regulation could adversely affect our business prospects.
      Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our services. Many laws and regulations, however, are pending and may be adopted in the United States, European countries, and other countries, and in states, provinces and local jurisdictions, with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional distribution costs for us in order to comply with such regulation.
      There is uncertainty regarding how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	Limit the growth of the Internet;

•	Create uncertainty in the marketplace that could reduce demand for our services;

•	Increase our cost of doing business;

•	Expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Websites or distributed or accessed through our services, with our provision of services, and with the features or performance of our services and Websites;

•	Lead to increased development costs or otherwise harm our business; or

•	Decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.
      The Digital Millennium Copyright Act, or DMCA, includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by arbitration proceedings, known as CARP proceedings, supervised by the U.S. Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. With the enactment of the Copyright Royalty and Distribution Reform Act of 2004 on November 30,

2004, the CARP system that had been part of the U.S. Copyright Office since 1993 is being phased out. The Act replaced CARP with a system of three Copyright Royalty Judges, who will determine rates and terms for the copyright statutory licenses and make determinations on distribution of statutory license royalties collected by the U.S. Copyright Office. We cannot predict the outcome of continuing CARP proceedings or any proceedings before the Copyright Royalty Judges and may elect instead to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies.
      Such licenses may apply only to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our customers may be affected by these rates, which may negatively affect our revenue. Several CARP proceedings are pending for subscription music services and services that deliver digital downloads of music, and the outcome of these CARPs or any proceedings before the Copyright Royalty Judges will also likely affect our business in ways that we cannot predict. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future proceedings before Copyright Royalty Judges relating to music subscription delivery services, which may also adversely affect the online distribution of music.
      The Child Online Privacy Protection Act imposes liability on persons collecting personal information from children under the age of 13. The Child Online Protection Act imposes civil and criminal penalties on persons distributing material harmful to minors over the Internet to persons under the age of 17. The manner in which these Acts may be interpreted and enforced cannot be fully determined. For example, while the Supreme Court recently upheld an injunction of the enforcement of the Child Online Protection Act because it likely violates the First Amendment of the U.S. Constitution, it is possible that the courts will ultimately find the act enforceable. If the Child Online Protection Act is ultimately found to be unenforceable it is possible that Congress would enact new legislation aimed at preventing the distribution of materials that might be harmful to minors. If it is determined that we fail to conform to any such law we could face fines or civil penalties.
      There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our services.
      Many of our services leverage interactive applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our services send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our services, subject us to litigation and harm our business.
Risks Related to Our Common Stock

Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.
      We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Raising funds through the issuance of equity securities will dilute the ownership of our existing stockholders. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

Some provisions of our amended and restated certificate of incorporation and amended bylaws and of Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
      Some of the provisions of our amended and restated certificate of incorporation and amended bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.
      For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.
      In addition, our amended and restated certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.
      Our amended bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.
      Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.
      There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price may decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003, may lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

Market fluctuations and volatility could cause the trading price of our common stock to decline and limit our ability to raise capital.
      Our common stock trades on the Nasdaq SmallCap Market. Our common stock has experienced extreme price and volume fluctuations to date. To illustrate, during our past two fiscal years, the highest closing sales price for our common stock was $3.02, while the lowest closing sales price was $0.18. In the future, the market price and trading volume of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	Our anticipated or actual operating results;

•	Developments concerning our technologies and market offerings;

•	Technological innovations or setbacks by us or our competitors;

•	Conditions in the digital media and Internet markets;

•	Announcements of merger or acquisition transactions; and

•	Other events or factors and general economic and market conditions.
      In the past, securities class action litigation has been brought against companies that experienced volatility in the trading price of their securities. Market fluctuations in the price of our common stock could also adversely affect our ability to sell equity securities at a price we deem appropriate.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.
      If a large number of shares of our common stock are sold in the open market, or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.
      The registration statement of which this prospectus is a part covers the resale of 39,546,810 shares of currently outstanding common stock, representing approximately 35% of our outstanding common stock. In addition, the registration of which this prospectus is a part covers the resale of 7,476,936 shares issuable to the selling stockholders upon exercise of warrants or options.
      Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

If our stock price trades below $1.00 per share for an extended period of time we may be delisted from the Nasdaq SmallCap Market.
      In September and October 2004, our common stock traded at prices below $1.00 per share. If our stock price trades below $1.00 per share for an extended period, it may be delisted from the Nasdaq SmallCap Market, which would have an adverse effect on our business and on the trading of our common stock. In order to maintain compliance with Nasdaq SmallCap listing standards, we may consider several strategies. For example, at our 2005 annual meeting, we intend to submit to a stockholder vote a proposal to approve a potential reverse stock split. We cannot predict what effect a reverse stock split would have on the market price of our common stock or our ability to maintain compliance with the listing standards of the Nasdaq SmallCap market. If a delisting of our common stock were to occur, our common stock would trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation

Bureau, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

Recently enacted and proposed changes in securities laws and regulations have increased and will continue to increase our costs.
      The Sarbanes-Oxley Act of 2002 along with other recent and proposed rules from the SEC and Nasdaq have required changes in our corporate governance, public disclosure and compliance practices. Many of these new requirements have increased and will continue to increase our legal and financial compliance costs, and make some corporate actions more difficult. These developments could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

The large number of holders and lack of concentration of ownership of our common stock may make it difficult for us to reach a quorum or obtain an affirmative vote of our stockholders at future stockholder meetings.
      Our stock is held in a large number of individual accounts with no one registered holder or group of registered holders individually accounting for more than 6% of our outstanding common stock. As a result, it may be difficult for us to reach a quorum or obtain an affirmative vote of a majority of our stockholders where either of those thresholds are measured based on the total number of shares of our common stock outstanding. Difficulty in obtaining a stockholder vote could impact our ability to complete any strategic transaction requiring stockholder approval or effect basic corporate governance changes, such as an increase in the authorized number of shares of our common stock.

As a result of accounting regulations which become applicable to us on January 1, 2006 requiring companies to expense stock options, our expenses will increase and our stock price may decline.
      A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has adopted rule changes with an effective date for us beginning January 1, 2006 requiring expensing of stock options. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. This change in accounting standards will require us to expense stock options, and as a result our reported expenses may increase significantly.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimates,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “Loudeye believes,” “Loudeye intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus.
      Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
USE OF PROCEEDS
      We will not receive any proceeds from the sale of shares of the common stock by the selling stockholders. However, this prospectus covers the offer of shares issuable in the future upon the exercise of the following common stock purchase warrants:

•	Warrants to purchase 5,040,002 shares of common stock issued in connection with the private placement we completed in December 2004. If all of these warrants are exercised, we would receive aggregate gross proceeds of approximately $11,340,005.

•	Warrants to purchase 850,807 shares of common stock issued in connection with the private placement we completed in August 2003. If all of these warrants are exercised, we would receive aggregate gross proceeds of approximately $1,701,614.

•	Warrants to purchase 45,889 shares of common stock, including a warrant to purchase 25,000 shares of common stock issued in connection with a term loan and line of credit agreement in December 2003, and a warrant to purchase 20,889 shares of common stock assumed by us in connection with one of our acquisition transactions in 2001. If all of these warrants are exercised, we would receive aggregate gross proceeds of approximately $116,862.
      There can be no assurance any of these warrants will be exercised by the selling stockholders or that we will receive any proceeds from the exercise of these warrants. We expect to use proceeds, if any, from exercise of these warrants for general corporate purposes. We cannot assure that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.
DIVIDEND POLICY
      We have invested in the growth of our business and have incurred net losses from inception. We expect to continue to invest in growing our business for the foreseeable future and may incur net losses in future periods. As a result, we have not paid any cash dividends to date and do not intend to pay any cash dividends in the foreseeable future.
MARKET PRICE OF COMMON STOCK
      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “LOUD.” On March 29, 2005 the closing sale price of our common stock, as reported on the Nasdaq SmallCap Market was $1.36. As of March 29, 2005, there were approximately 465 registered holders of our common stock.

      The following table sets forth the range of high and low sales prices for our common stock as reported on the Nasdaq SmallCap Market for the indicated quarterly fiscal periods:

	High	Low

January 1 – March 31, 2002	$1.24	$0.58
April 1 – June 30, 2002	$0.70	$0.35
July 1 – September 30, 2002	$0.40	$0.25
October 1 – December 31, 2002	$0.55	$0.28
January 1 – March 31, 2003	$0.55	$0.21
April 1 – June 30, 2003	$1.89	$0.18
July 1 – September 30, 2003	$3.48	$0.70
October 1 – December 31, 2003	$2.98	$1.35
January 1 – March 31, 2004	$2.57	$1.81
April 1 – June 30, 2004	$2.19	$1.23
July 1 – September 30, 2004	$1.69	$0.78
October 1 – December 31, 2004	$3.02	$0.90
January 1 – March 31, 2005	$2.13	$1.34

SELECTED FINANCIAL DATA
      The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 and balance sheet data as of December 31, 2004 and 2003 have been derived from our audited financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2000 and selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated balance sheet data and selected consolidated statements of operations data for each of the years ended December 31, 2001 and 2000 have been derived from consolidated financial statements that were audited by independent auditors who have ceased operations. The historical results are not necessarily indicative of results to be expected for any future period. During the preparation of our financial statements for the year ended December 31, 2004, we made revisions of classification with regard to expenses incurred during the years ended December 31, 2003 and 2002. Such revisions of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported. These revisions related to the following:

•	Regent Fees. We revised our classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation (Regent) during the year ended December 31, 2003, from special charges — other to general and administrative expense in the current presentation as we determined that these expenses were more appropriately classified as general and administrative.

•	Amortization of Intangible Assets. We revised our classification of amortization of acquired technology and capitalized software costs totaling approximately $269,000 in 2003 and $1.3 million in 2002 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue.

•	Impairment of Intangible Assets. We revised our classification of impairment charges related to acquired technology and capitalized software costs totaling approximately $601,000 in 2003 and $694,000 in 2002 from operating expenses — special charges — other to cost of revenue in the current presentation as we determined that these charges were more appropriately classified as cost of revenue.
      All amounts are presented in the table below in thousands except for per share amounts.

	Years Ended December 31,

Consolidated Statements of Operations Data	2004(1)	2003	2002	2001	2000(1)

REVENUE	$16,821	$11,948	$12,681	$10,388	$11,537
COST OF REVENUE(2)	12,063	8,076	15,260	12,737	12,388

Gross profit (loss)	4,758	3,872	(2,579)	(2,349)	(851)
OPERATING EXPENSES:
Sales and marketing(2)	4,456	3,286	7,667	9,409	14,621
Research and development(2)	4,017	1,688	3,159	9,719	6,784
General and administrative(2)	11,323	8,656	11,375	11,102	8,079
Amortization of intangibles	234	831	1,790	8,173	7,693
Stock-based compensation(2)	306	1,298	(383)	359	5,409
Special charges — goodwill impairments(3)	—	5,307	—	9,418	—
Special charges — other(3)	312	1,913	6,152	27,843	947

Total operating expenses	20,648	22,979	29,760	76,023	43,533

LOSS FROM OPERATIONS	(15,890)	(19,107)	(32,339)	(78,372)	(44,384)

	Years Ended December 31,

Consolidated Statements of Operations Data	2004(1)	2003	2002	2001	2000(1)

OTHER INCOME (EXPENSE):
Interest income	377	347	1,149	3,157	5,767
Interest expense	(201)	(286)	(631)	(1,181)	(907)
Increase in fair value of common stock warrants	—	(248)	—	—	—
Gain on sale of media restoration assets	156	—	—	—	—
Other income (expense), net	(839)	120	659	—	—

Total other income (expense)	(507)	(67)	1,177	1,976	4,860

NET LOSS	$(16,397)	$(19,174)	$(31,162)	$(76,396)	$(39,524)

Net loss per share — basic and diluted(4)	$(0.22)	$(0.39)	$(0.75)	$(1.84)	$(1.33)

Weighted average shares outstanding — basic and diluted(4)	73,845	49,797	41,393	41,429	29,774

	At December 31,

Consolidated Balance Sheet Data	2004(1)	2003	2002	2001	2000(1)

Cash, cash equivalents and marketable securities	$41,168	$21,940	$11,758	$60,941	$94,989
Restricted cash	2,568	316	1,500	—	—
Working capital	13,789	16,781	7,883	55,753	90,018
Total assets	103,708	27,044	29,529	80,883	132,676
Accrued acquisition consideration	15,924	—	1,059	3,000	—
Long-term obligations, less current portion	1,000	2,135	591	22,532	7,324
Total stockholders’ equity	66,450	17,033	20,352	49,194	116,068

(1)	Data for 2000 includes six months of the results of Vidipax, which was acquired in June 2000. We completed the sale of this media restoration business in May 2004. Data for 2004 includes the results of On Demand Distribution Limited, which we acquired in June 2004, and Overpeer Inc., which we acquired in March 2004. Acquisition and disposition activity reduces the reliability of period to period comparisons based off this and other periods.

(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Years Ended December 31,

	2004(1)	2003	2002	2001	2000(1)

Cost of revenue	$117	$62	$(34)	$30	$456
Sales and marketing	156	47	(55)	50	749
Research and development	83	57	(21)	19	283
General and administrative	67	1,194	(307)	260	3,921

(3)	Includes special charges recorded related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. The following table summarizes the charges included in the consolidated statements of operations above:

	Years Ended December 31,

	2004(1)	2003	2002	2001	2000(1)

Goodwill impairment	$—	$5,307	$—	$9,418	$—
Customer lists and other assets impairment	—	84	743	11,938	—
Property and equipment impairment	—	670	2,029	6,534	453
Employee severance and termination benefits	—	501	1,890	3,177	310
Facilities related charges	312	658	1,490	6,194	184

(4)	Net loss per share — basic represents net loss divided by the weighted average shares of common stock outstanding during the period. Net loss per share — diluted represents net loss divided by the weighted average shares outstanding, including the potentially dilutive impact of stock options and warrants (converted using the treasury stock method) and common stock issuable upon the conversion of convertible preferred stock (using the if-converted method). For all periods presented, common equivalent shares are excluded from the calculation because their effect is anti-dilutive. The following numbers of shares have been excluded using this method:

	Years Ended December 31,

	2004	2003	2002	2001	2000

Options outstanding under Loudeye stock option plans	13,784	6,684	8,059	8,206	5,603
On Demand Distribution Limited options assumed	2,202	—	—	—	—
Warrants outstanding	6,132	1,028	263	140	140

Shares excluded	22,118	7,712	8,322	8,346	5,743

      The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share:

	Years Ended December 31,

	2004	2003	2002	2001	2000

Weighted average shares outstanding	73,845	49,798	41,416	41,607	31,144
Weighting of shares subject to repurchase	—	(1)	(23)	(178)	(1,370)

Weighted average shares used to calculate basic and diluted earnings per share	73,845	49,797	41,393	41,429	29,774

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear. Factors that could contribute to such differences include those discussed in “Risk Factors,” as well as those discussed elsewhere herein. We undertake no obligation to publicly release the result of any revision to these forward-looking statements that may be required to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Overview
      The following management’s discussion and analysis is intended to provide information necessary to understand our audited historical consolidated financial statements and highlight certain other information which, in the opinion of management, will enhance a reader’s understanding of our financial condition, changes in financial condition and results of operations. It is organized as follows:

•	The section entitled “Loudeye Background” briefly describes our principal operational activities, summarizes significant trends and development in our industry and discusses the financial accounting impact of our acquisition of OD2.

•	“Critical Accounting Policies and Estimates” discusses each of our most critical accounting policies including policies relating to revenue recognition, research and development costs, marketable securities, accounts receivable, long-lived assets including goodwill and other acquired intangible assets, purchase price allocation, stock based compensation, music publishing rights and music royalty accruals, contingencies, and income taxes.

•	“Recently Issued Accounting Policies” discusses new accounting standards regarding stock-based compensation which will require us to expense the value of stock option grants to employees and accounting and disclosure guidance for the foreign earnings repatriation provision within the American Jobs Creation Act of 2004.

•	“Consolidated Results of Operations” discusses the primary factors that are likely to contribute to significant variability of our results of operations from period to period and then provides a detailed narrative regarding significant changes in our results of operations for the following periods:

•	the year ended December 31, 2004 compared to the year ended December 31, 2003; and

•	the year ended December 31, 2003 compared to the year ended December 31, 2002.

•	“Liquidity and Capital Resources” discusses our liquidity and cash flows, factors that may influence our future cash requirements and the status of certain contractual obligations, in particular with respect to our acquisition of OD2.

•	“Contractual Obligations” discusses our contractual obligations as of December 31, 2004.

•	“Off-Balance Sheet Arrangements” discusses certain indemnification and other obligations.

•	“Quantitative and Qualitative Disclosures About Market Risk” discusses factors that could affect our financial results, in particular interest rate changes and foreign exchange rate fluctuations.

•	“Change in and Disagreements with Accountants on Accounting and Financial Disclosure” addresses our engagement of Moss Adams LLP and the resignation of PricewaterhouseCoopers LLP, or PwC, in August 2004, as well as certain material weaknesses in our internal controls over financial reporting identified by PwC in connection with their review of our quarterly report for the period ended June 30, 2004.

•	“Management’s Annual Report on Internal Control Over Financial Reporting” contains management’s assessment of Loudeye’s internal control over financial reporting as of December 31, 2004, and includes disclosure of eight material weaknesses in our internal control over financial reporting assessed by us as of that date.
Loudeye Background
      We are a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering. This service offering ranges from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital media store services, wireless music services, and streaming Internet radio and music sample services. Our outsourced solutions can decrease time-to-market for our customers while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable our customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models.

Acquisition of OD2
      In June 2004, we acquired OD2, a leading digital music service provider in Europe, creating what we believe is the world’s largest business-to-business focused digital media services company, providing outsourced digital media solutions to many of the world’s digital media businesses. The combined company now serves more than 200 customers in over 20 countries, including the U.S., major European countries, Australia and South Africa. Our customers include Amazon.com, Inc., America Online, Inc., Apple Computer, Inc., Belgacom Group, Cingular Wireless (formerly AT&T Wireless Services, Inc.), The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony BMG Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc. and other retailers, Internet portals and Internet service providers, telecommunications companies and commercial radio stations. The acquisition of OD2 supports our commitment to providing global services by broadening our reach and capabilities into key geographic regions including Europe, the second largest music market in the world, and Australia. In addition, this acquisition extends our content management and anti-piracy content protection services into Europe and will enable us to leverage OD2’s reach to expand our business into new markets. More information on the terms of the acquisition is provided below under “— Acquisition of On Demand Distribution Limited.”

Loudeye Services
      The use of the Internet and wireless networks as a medium for media distribution has continued to evolve and grow in recent years. Traditional media and entertainment companies, such as major record labels, have in recent years faced significant challenges associated with the digital distribution of music. These companies have now licensed the rights to some of their digital music content for distribution and sale online and on wireless networks on a subscription or individual track or album basis. Additionally, retailers and advertisers have expanded their use of digital content in the marketing and selling of their products and services. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online and over wireless networks through new and existing retail channels, and consumers have begun to purchase and consume content using personal computers, mobile devices and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.
      We developed our service offerings to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet, wireless networks and other emerging technologies. These services encompass a variety of related services and provide the primary components needed to address the management and delivery of digital media on behalf of our customers.
      The following is a description of our digital media services segment and our media restoration services segment.
      Digital media services segment. We currently have three primary service offerings in our digital media services segment: digital media store services, core services and content protection services. Our business model provides for a blend of higher margin revenue, generated by each of our service lines, and lower margin, yet scalable, revenue generated by the digital download and e-commerce of our digital media store services. A more detailed description of each of our major service offerings follows.

•	Digital media store services. Digital media store services include our end-to-end digital music store solution provided on a “white-labeled” basis to retailers and brands throughout the world. As a business-to-business provider, our services enable brands of varying types, including retailers and e-tailers, portals, ISPs, and mobile operators, to outsource all or part of their digital media retailing activities. By leveraging our proprietary technology and infrastructure, we provide our customers with a highly scalable consumer-facing digital media commerce and delivery solution. Our services include hosting, publishing and managing digital media content, and delivering such content to end consumers on behalf of our customers. Our services support private label user interfaces and customized templates, and can readily function across both internet and mobile delivery protocols. Our services are designed to have the look, feel and branding of the retailer’s existing commerce platform, and our services support integration to a customer’s website, wireless applications, inventory, account management, and commerce and billing systems. Additionally, our music store services provide digital rights management and licensing; usage reporting; digital content royalty settlement; customer support and publishing related services. Our services provide for the delivery of digital content in various forms, such as full-song download or streaming, and rich media ring tunes, for both internet and wireless based applications. We offer a variety of consumer usage and commerce alternatives for our customers. Our end-to-end solution provides fully-integrated payment functionality supporting multiple end consumer payment alternatives as well as support for multiple languages, offering multinational customers a worldwide solution. We expect to extend our store services offerings from our established base in music stores to other digital media, such as video, music video and games.

We derive revenue from our music store services through platform service fees and transaction related distribution or revenue sharing fees. Platform service fees represent charges in connection with enabling the service and maintaining its overall functionality during the term of the customer contract, including customer support, merchandising, publishing and other content management related services that we provide during the contract term. We also receive a percentage of our customers’ retailing revenues generated from the sale of content to the end consumer, which provides for a scaleable revenue stream and enables us to share directly in the success of our customers’ music store services that we enable and manage.

As part of our end-to-end music store solutions, we have secured licenses and cultivated relationships with the four major recorded music companies and hundreds of independent record labels around the globe. Our rights portfolio currently available for inclusion in our music store solution encompasses licenses in over 20 countries and more than 1.3 million individual tracks available for sale by our customers to end consumers.

•	Core services. Core services include a suite of digital media services provided to both content owners and retailers. We generate the majority of our revenue in this area from fees for encoding and fulfillment services we perform for EMI Music and various independent label catalogs, and from our leading samples service. Within core services, we provide a variety of back-end services to most of the digital music services that have launched in the last few years. Examples of these services include:

•	Digital media supply chain services. Our proprietary systems and technology enable the scalable archiving and retrieval of large libraries of digital media assets, or digital content. Digitized masters of the media assets are stored on our high-capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content. Such storage and access capabilities enable digital content to be processed and converted into different digital formats pursuant to our customers’ specifications via our proprietary encoding and transcoding systems. To transmit digital content over the Internet or other advanced digital distribution networks, the uncompressed, digitized content must be converted into compressed, network-compatible digital formats. Our encoding services enable the conversion of such content into a particular form, along with the relevant metadata, such that the content can be readily and rapidly distributed over various distribution networks. Encoding large catalogs of content in an efficient manner is a complex process that requires highly scalable technology and supporting infrastructures. Digital encoding formats and technologies continue to evolve and often conflict with one another. As a result, content owners often convert their digital assets into multiple formats and codecs (which are algorithms that reduce the number of bytes consumed by large files and programs) to support their distribution strategies. Additionally, the encoding process for a particular item (or for an entire library) is often repeated as a result of the introduction of new formats or distribution platforms. Our innovative digital media supply chain services address these challenges by providing an outsourced solution for the archiving, management, processing and distribution of our customers’ digital assets. Our digital media supply chain services also provide watermarking, encryption, metadata and other digital rights management services to enable our customers to protect and manage their content digitally. We also provide project analysis, as well as consulting and other related services to support the digital fulfillment of encoded content libraries for content owners and retailers worldwide.

•	Digital media content services. We provide a hosted end-to-end streaming service that delivers high quality music samples to customers in the online and mobile entertainment sectors. Our music samples service consists of streaming digital content, or more specifically selections of such content, commonly referred to as samples, clips or previews. Digital media samples are used by customers for many purposes, including increasing online content sales, user traffic and customer retention. We also provide an interactive Radio service, or “iRadiotm”. The Loudeye “iRadiotm” service offers 100 channels of CD-quality streaming music delivered through a partner’s own privately branded player interface. It is capable of supporting delivery to a range of consumer music devices and appliances. The iRadio service can be deployed online for web-based retailers and portals, as well as offline for consumer electronic devices and appliances, digital home entertainment systems and other digital broadcasting outlets.

•	Content protection services. Content Protection Services include our anti-piracy services provided to content owners to protect against the unauthorized distribution of content on peer-to-peer networks. Our content protection services provide a comprehensive solution to combat the proliferation of illegal content sharing and download typically found on peer-to-peer networks on a global basis. The services, which are available globally, include Titanium, a service featuring the industry’s leading anti-piracy service level agreement (SLA) guaranteeing up to 99% effectiveness in preventing the illegal sharing of digital content over peer-to-peer networks. Our services also include providing content owners powerful data mining and analytical tools and comprehensive information on digital media usage and sharing on peer-to-peer networks. We also offer the potential of targeted promotional services redirecting potential consumers to legitimate services as a means for companies to capitalize on previously untapped revenue streams across content sharing networks. We currently protect approximately 70,000 digital content titles and block hundreds of millions of download sessions each month, across all major peer-to-peer protocols.

      Media Restoration Services Segment. In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business which involved restoring and migrating legacy media archives to current digital media formats. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of our revenue in 2004, and we anticipate media restoration services will represent an insignificant portion of our revenue in the future.

Significant Trends and Developments in our Industry
      The media industry is in the midst of a significant transition. Business models are changing to incorporate the migration of media content from analog to digital and from physical packaging and distribution to digital distribution. The changing business models reflect the increase in consumer adoption of broadband connectivity and the introduction of new consumer electronics devices, such as personal MP3 players, and the incorporation of new technologies and features in traditional devices. Along with these new consumer electronics devices, media formats and technologies have evolved at a rapid pace, and standards have not been established by the industry or marketplace. Finally, the emergence of peer-to-peer services and illegitimate file sharing, combined with the increased consumer adoption of digital media, has contributed to significant declines in physical CD sales in the music sector in recent years. As a result, content owners are beginning to embrace the legitimate digital distribution channel. To date, these trends have impacted primarily the music sector of the media industry, but we anticipate that the video sector will experience many of the same trends in the future. Adoption of digital distribution for video and film depends on increased saturation of high speed bandwidth within the consumer market and means of managing and storing larger digital files.
      Digital media distribution represents a significant challenge for companies that want to enter or stay competitive in the space. Problems to overcome include the following:

•	Obtaining rights from content owners;

•	Obtaining access to digital masters of the content;

•	Supporting multiple competing digital media formats and codecs to meet the needs of competing media players;

•	Supporting multiple bit rates and quality levels for different Internet connection speeds;

•	Supporting multiple content protection technologies, including digital rights management (DRM) platforms;

•	Complex reporting and auditing requirements of content owners;

•	Obtaining local content rights, in particular across Europe;

•	Supporting multiple languages and currencies; and

•	Significant upfront investment required to develop a comprehensive solution and continued investment to keep pace with technology changes and content additions.

Acquisition of On Demand Distribution Limited (OD2)
      In June 2004, we commenced a tender offer to acquire 100% of the outstanding shares of OD2, a privately held digital music service provider based in Europe. We acquired 93% of the shares of OD2 upon commencement of the tender offer. As of August 17, 2004, we had acquired the remaining 7% of OD2’s shares on the same terms from the remaining shareholders of OD2. In March 2005, we completed a restructuring of future deferred and contingent consideration payment obligations to the former OD2 shareholders. The restructuring is discussed further below.

      The discussion below includes information that is not based on accounting principles generally accepted in the United States, or GAAP. To supplement our consolidated financial statements and information below that is presented on a GAAP basis, we have included this non-GAAP information, including the table below indicating the allocation of the purchase price we paid for OD2, including all shares and cash consideration held or to be held in escrow. Reconciliations of the non-GAAP information are included below. We believe these non-GAAP presentations enhance overall understanding of the total consideration we paid to acquire OD2, in particular with respect to the cash and stock consideration that has been or will be placed in escrow and is not reflected from an accounting perspective.
      Although management believes such non-GAAP information enhances a reader’s understanding of the OD2 acquisition, this non-GAAP information does not reflect GAAP accounting for the acquisition as of December 31, 2004. Accordingly, readers should consider this non-GAAP information together with the GAAP information set forth below, rather than as an alternative to GAAP basis financial measures.

OD2 Transaction Consideration as of December 31, 2004
      The consideration for the transaction, prior to the restructuring which occurred in March 2005, consisted of the following elements:

•	From a financial accounting perspective, we issued 9,065,919 shares of our common stock on June 22, 2004 and 599,259 shares of our common stock on August 25, 2004 to existing OD2 shareholders and option holders. On a non-GAAP basis, we issued a total of 11,737,547 shares of our common stock in June and August 2004, which includes 2,072,369 shares held in escrow.

•	We expect to issue up to 2,212,302 additional shares of our common stock, representing shares to be issued to OD2 option holders upon exercise of OD2 options that were assumed. Of such amount, options to purchase 10,011 shares of our common stock had been exercised as of December 31, 2004.

•	From a financial accounting perspective, we issued 1,395,083 shares of our common stock in December 2004 to former OD2 shareholders to satisfy the initial deferred consideration payment obligations totaling £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004). On a non-GAAP basis, we issued a total of 1,638,490 shares our common stock in December 2004, which includes 243,407 shares held in escrow. These payments included satisfaction of the initial promissory note installments discussed further below.

•	Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by us for 18 months to satisfy claims we may have with respect to breaches of representations, warranties and covenants and indemnification claims. As of December 31, 2004, we had issued and placed in escrow 2,315,776 shares of our common stock to 17 former OD2 shareholders.

•	During 2004, we paid approximately $1.9 million in cash to retire certain liabilities that were assumed as of June 22, 2004.

•	From a financial accounting perspective, as of December 31, 2004 (and prior to the March 2005 restructuring discussed below), we were obligated to pay to former OD2 shareholders an additional £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004), through November 30, 2005. On a non-GAAP basis, the full amount of the additional consideration we were obligated to pay as of December 31, 2004 (which includes consideration to be placed in escrow), totaled £8.4 million (approximately $16.2 million based on exchange rates as of December 31, 2004). The table below compares additional consideration to be paid to OD2 shareholders as reflected in our financial statements as of December 31, 2004, to the amount of full consideration we were actually required to pay as of December 31, 2004 which amount is presented on a non-GAAP basis because it includes the 15% additional consideration to be placed into escrow.

	Amounts Reflected in
	Financial Statements, Which
	Excludes Amounts to be		Full Consideration
	Held in Escrow		Payable
	(Approximate,		(Approximate,
Payment Date	Amounts in Millions)		Amounts in Millions)

January 31, 2005	£4.0, or $	7.7	£4.7, or $	9.1
May 31, 2005	£1.1, or $	2.2	£1.2, or $	2.3
November 30, 2005	£2.1, or $	4.0	£2.5, or $	4.8
Total	£7.2, or $	13.9	£8.4, or $	16.2

•	15% of the total accrued acquisition consideration that we were required to pay to the OD2 shareholders through November 30, 2005, or approximately $2.1 million, was required to be placed into escrow along with the escrow shares.

•	Prior to the restructuring discussed below, we were obligated to pay additional contingent consideration of up to £10.0 million (approximately $19.3 million based on exchange rates as of December 31, 2004) if OD2 achieved certain financial performance targets during the period through November 30, 2006. From a financial accounting perspective, we would have been required to pay up to approximately £1.2 million (approximately $2.3 million based on exchange rates as of December 31, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. Of this contingent consideration, we had accrued approximately £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004), net of amounts to be held in escrow, in our consolidated financial statements due to our assessment that the outcome of the contingency was determinable beyond a reasonable doubt.
      We issued promissory notes in original aggregate principal amount of £1.9 million (approximately $3.7 million based on exchange rates as of December 31, 2004) to ten of OD2’s former shareholders. Our remaining obligations under these notes are included within the £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004) of accrued acquisition consideration and within the approximately $2.1 million of additional consideration to be paid into escrow described above. The notes bore interest at 5% per annum and are repayable in unequal installments on December 30, 2004 and on January 31, May 31 and November 30, 2005 (which installments are proportional to the amounts of deferred consideration we are required to pay on November 30, 2004 and on January 31, May 31 and November 30, 2005). Interest expense for the year ended December 31, 2004 in connection with the promissory notes was approximately $55,000. We had the right to satisfy our payment obligations under the notes in cash or by issuing shares of our common stock to the note holders. We satisfied the first installment obligation on December 30, 2004, by issuing 328,922 shares of our common stock, 59,463 of which are being held in escrow by us pursuant to the terms of the OD2 transaction. These shares are included in the total 1,638,490 shares we issued in December 2004 in respect of the initial deferred payment obligations.
      From a financial accounting perspective, the escrow shares, including the $2.1 million to be held in escrow in connection with the deferred consideration that had not been paid as of December 31, 2004 described above, are not recorded as liabilities and the value of the shares held in escrow and the consideration to be placed in escrow upon payment of the deferred consideration was not included in determining the cost of acquiring OD2 as of December 31, 2004, since the resolution of the escrow shares and the additional consideration to be held in escrow upon payment of the deferred consideration is still pending. We will reflect the escrow shares as outstanding and record the value of such shares (and any additional consideration to be held in escrow) as additional costs of acquiring OD2 upon the earlier of the expiration of the 18 month escrow period (to the extent such shares and additional consideration are released from escrow) or when management believes beyond a reasonable doubt that we will not state a claim pursuant to the terms of the escrow.

      Excluding the impact of the escrow shares and the additional consideration to be held in escrow upon payment of the deferred consideration discussed above, as of December 31, 2004, we recorded $38.1 million of net assets in connection with the transaction consisting of upfront stock consideration, including the assumption of OD2 options, deferred consideration, cash obligations to retire certain liabilities, and our transaction related costs. As of June 22, 2004, the preliminary initial purchase price recorded excluded the 7% minority interest that we had not yet acquired and included preliminary estimates of certain transaction consideration. As of August 17, 2004, we subsequently acquired the remaining 7% of OD2’s shares and adjusted certain transaction consideration based upon current information. The initial purchase price can be summarized at June 22, 2004 and December 31, 2004 (based on exchange rates as of June 22, 2004) as follows (amounts in thousands):

	As of June 22, 2004

	June 22,	December 31,
	2004	2004

Transaction related costs	$1,527	$1,993
Cash paid and due on certain liabilities assumed	2,778	1,878
Accrued acquisition consideration	13,654	17,033
Common stock payable related to acquisition	2,596	3,208
Common stock issued in connection with acquisition	13,146	14,015

	$33,701	$38,127

      In accordance with FAS No. 52, “Foreign Currency Translation,” and as a result of currency fluctuation between the U.S. dollar and British pound since the June 22, 2004 acquisition date, we adjusted the accrued acquisition consideration recorded in our consolidated balance sheet and recorded a foreign currency transaction loss of approximately $833,000 in other income (expense) in the accompanying consolidated statement of operations for the year ended December 31, 2004.
      In addition to the $38.1 million purchase price recorded at December 31, 2004, if

•	the 2,315,776 shares of common stock held in escrow by us as of December 31, 2004 were treated as outstanding,

•	the consideration to be held in escrow in connection with the deferred consideration were treated as a liability, and

•	OD2’s deficit in net tangible assets at closing of the acquisition of $3.5 million was reflected as an additional component of consideration, then the acquisition price would have been approximately $45.0 million, including the shares and additional consideration paid into escrow. The initial purchase consideration would be summarized as follows (amounts in thousands):

Assumption of certain liabilities	$1,878
Deficit in net tangible assets	3,501
Upfront stock consideration	14,015
Common stock payable related to the acquisition	3,208
Stock consideration placed in escrow	3,005
Accrued acquisition consideration	17,033
Accrued acquisition consideration in escrow	352
Transaction related costs	1,993

$44,985

Payments Subsequent to December 31, 2004 and March 2005 Restructuring of Future OD2 Payment Obligations
      From a financial accounting perspective, we issued 3,974,206 shares of our common stock in January 2005 to former OD2 shareholders to satisfy the second deferred consideration payment obligations totaling £4.0 million (approximately $7.7 million based on exchange rates as of December 31, 2004). On a non-GAAP basis, we issued a total of 4,667,608 shares our common stock in January 2005, which includes 693,402 shares held in escrow. These payments included satisfaction of the second promissory note installments discussed above.
      In March 2005, we completed a restructuring of our remaining deferred and contingent payment obligations to former OD2 shareholders as follows:

•	In March 2005, from a financial accounting perspective, we issued 3,026,405 shares (valued at approximately £3.2 million or $6.2 million based on the December 31, 2004 closing share price and exchange rates) as settlement for the remaining deferred consideration obligations of approximately £3.2 million (or approximately $6.2 million based on December 31, 2004 exchange rates). On a non-GAAP basis, we issued a total of 3,554,419 shares our common stock in March 2005, which includes 528,014 shares held in escrow, in full satisfaction of the remaining deferred consideration obligations of approximately £3.7 million (or approximately $7.1 million based on December 31, 2004 exchange rates). This share issuance also satisfied the remaining installment payments on the promissory notes discussed above.

•	From a financial accounting perspective, we will pay £2.6 million (or approximately $5.0 million based on December 31, 2004 exchange rates) in cash in two installments in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $19.3 million based on December 31, 2004 exchange rates). Of this amount, we had accrued approximately £1.1 million (approximately $2.1 million based on December 31, 2004 exchange rates) in our consolidated financial statements at December 31, 2004 based on our assessment that the outcome of the underlying contingency was determinable beyond a reasonable doubt as of December 31, 2004. The first of these payments was made in March 2005 and the second payment will be made in July 2005. On a non-GAAP basis, we will pay a total of £3.1 million, which includes £465,000 (approximately $896,000 based on December 31, 2004 exchange rates) to be held in escrow (of which £233,000, or approximately $449,000 based on December 31, 2004 exchange rates, is currently being held in escrow).
      This restructuring was agreed to by all of the former OD2 shareholders entitled to receive additional deferred and contingent payment consideration and it satisfies in full those obligations.
Critical Accounting Policies and Estimates
      Our financial statements and accompanying notes are prepared in accordance with GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and assumptions are affected by management’s application of accounting policies. Actual results could differ from those estimates.

Revenue Recognition
      Substantially all of our revenue is derived from our digital media service offerings including digital media store services (which include music store services), encoding services, content protection services, samples services, Internet radio services, and live and on-demand webcasting services. In 2004, we experienced a significant increase in deferred revenue which arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be realized within the next twelve months is classified as current. Revenue from software license sales accounted for less than 1% of our revenue in 2004 and less than 3% of our revenues in 2003. We do not anticipate that software license sales will constitute a significant portion of our revenue in the future. Also, we recognized service revenue from media restoration services prior to our sale of that business in the first quarter 2004.
      Our basis for revenue recognition is substantially governed by Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, as superseded by SAB 104, “Revenue Recognition,” the FASB’s Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), and in very limited cases as it relates to sales of software products Statement of Position No. 97-2 “Software Revenue Recognition,” as amended by Statement of Position No. 98-4, 98-9, and related interpretations and Technical Practice Aids (SOP 97-2). We exercise judgment and use estimates in connection with the determination of the amount of revenue and software license sales revenue to be recognized in each accounting period. The adoption of SAB 104 in December 2003 did not materially affect our revenue recognition policies, results of operations, financial position or cash flows.
      The following is a summary of the areas where we exercise judgment and use estimates in connection with the determination of the amount of revenue to be recognized in each accounting period:
      Determining Separate Elements and Allocating Value to Those Elements. If sufficient evidence of the fair values of the delivered and undelivered elements of an arrangement does not exist, revenue is deferred using revenue recognition principles applicable to the entire arrangement as if it were a single element arrangement under EITF 00-21, and is recognized on a straight-line basis over the term of the contract.
      For arrangements with multiple deliverables which are determined to have separate units of accounting, revenue is recognized upon the delivery of the separate units in accordance with EITF 00-21. Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value for the delivered item, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items. Management applies significant judgment in establishing the fair value of multiple elements within revenue arrangements. Estimates of fair value represent our best estimate, but changes in circumstances relating to the services sold in these arrangements may result in one-time revenue charges as future elements of the arrangements are delivered.
      In the limited circumstances where we sell software products, we recognize revenue associated with the license of software in accordance with, SOP 97-2. Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple services, we allocate the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.
      Some of our arrangements may include consulting services sold separately under professional services contracts. Professional services arrangements are billed on a time and materials basis and accordingly, revenue is recognized as the services are performed.
      Digital media store services revenue. Digital media store services, including music store services, are our newest service offerings and grew significantly following our acquisition of OD2 in June 2004. We charge our digital media store customers fixed platform fees which generally consist of enabling and hosting the service and maintenance of the service’s overall functionality during the term of the customer contract. Platform services may include fees related to integration to a customer’s website, wireless sites, inventory, account management, and commerce and billing systems. Additionally, platform fees associated with our digital media store services include digital rights management, editorial services, usage reporting, and digital content royalty settlement. We charge platform fees to our customers in a variety of manners, including initial set-up fees, monthly only fees, or a combination of initial set-up and monthly fees. In addition, we provide a number of transactional services, including cover art and metadata publishing, rich media ring tunes (for wireless applications) delivery, varied commerce and content consumption alternatives for digital media content, including pay-as-you-go, permanent download, or à la carte.
      We follow the guidance in EITF 00-21 for purposes of allocating the total consideration to the individual deliverables in our digital media store services arrangements. We evaluate whether each of the elements in these arrangements represent a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s) and (iii) if there is a general right of return relative to the delivered item(s), performance of the undelivered item(s) is considered probable and substantially in our control.
      If we determine there are separate units of accounting, we allocate the arrangement consideration to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately. Assuming all other criteria are met (i.e., evidence of an arrangement exists, collectibility is probable, and fees are fixed or determinable), revenue is recognized as follows:

•	Platform fees are recognized ratably over the term of the contract.

•	Revenues from permanent download, or à la carte, are recognized at the time the content is delivered, digitally, to the consumer.

•	Revenues from pay-as-you-go are deferred and then recognized as tracks are downloaded by the consumer or as credits expire, whichever occurs earlier.
      If evidence of fair value cannot be established for the undelivered elements of an agreement, the revenue from the arrangement is recognized ratably over the period that these elements are delivered or, if appropriate, under the percentage of completion method based on the ratio of direct labor hours incurred to date to total projected labor hours.
      Encoding services revenue. Encoding services consist of (i) processing and conversion of digital content into different digital formats pursuant to customers’ specifications via the Company’s proprietary encoding and transcoding systems and (ii) the delivery of such processed content to the customer. The encoded content is either delivered electronically to a file transfer protocol (FTP) site that our customers access via a previously provided password or we physically ship the content to our customers. In accordance with SAB 104 and EITF 00-21, we recognize revenue when persuasive evidence of an arrangement exists and the service has been rendered, provided the fee is fixed or determinable and collection is deemed probable. We evaluate each of these criteria as follows:

•	Evidence of an arrangement: We consider a non-cancelable agreement signed by us and the customer to be evidence of an arrangement.

•	Services have been rendered: We consider this criteria to be satisfied when the content has been delivered.

•	Fixed or determinable fee: We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. We consider these criteria to be satisfied when the payment terms associated with the transaction are within our normal payment terms. If a significant portion of a fee is due after the date that fees would customarily be due under our normal payment terms, we consider the fee to not be fixed and determinable, and in such cases, we would defer revenue and recognize it when the fees become due and payable.

•	Collection is deemed probable: We initially assess the probability of collection to determine whether this criterion is satisfied based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. If we determine that collection of a fee is not reasonably assured, we defer revenue until the time collection becomes reasonably assured, which is generally upon the receipt of cash.

      Content protection services revenue. Content protection services consist primarily of anti-piracy, data mining and content promotion solutions related to peer-to-peer file sharing networks. Customer billings for content protection services are generally based on a fixed monthly fee, but may also contain a volume-based component and, for content promotion services, a fee based on monthly customer sales volume. Under the provisions of SAB 104 and EITF 00-21, we recognize revenue in the period in which the services are provided.
      Samples services revenue. Samples services are provided to customers using our proprietary streaming media software, tools, and processes. Music samples are streamed files containing selected portions, or samples, of a full music track and are typically 30 to 60 seconds in length. Customer billings are based on the volume of data streamed at rates agreed upon in the customer contract, and may be subject to a nonrefundable monthly minimum fee. Under the provisions of SAB 104 and EITF 00-21, we recognize revenue in the period in which the samples are delivered.
      Internet radio and video services revenue. Internet radio and video services are provided to customers using our proprietary media software, tools and processes. Internet radio and video services can consist of the rebroadcast over the Internet of a customer’s over-the-air radio programming. Services provided may also include play list selection and programming services for online radio channels and may include related video content, such as music videos. Under the provisions of SAB 104 and EITF 00-21, revenue from the sale of Internet radio and video services is recognized on a monthly basis as the services are provided and customers are typically billed monthly in arrears.
      Webcasting services revenue. Webcasting services are provided to customers using our proprietary streaming media software, tools and processes. Services for live webcast events and services for on-demand webcasting services are generally sold separately. For live webcasting events, we charge a fixed fee. On demand webcasting service fees are based on a contract with either set monthly minimum fees which entitle the customer to a monthly volume of stored and streamed data that is specified in the contract or a contract with charges based upon actual monthly volume of stored and streamed data with no monthly minimum fees. Additional fees are required to be paid under the contract if the volume of data streamed in a particular month exceeds the specified monthly volume threshold, and the per unit charges for the additional volume approximate the per unit charges for the minimum volumes. Any unused volume of streamed or stored data expires at each month end.
      Because we separately sell services for live webcast events and services for on-demand webcasting, we have verifiable and objective evidence of the fair value for both the live and on-demand services. Under the provisions of SAB 104 and EITF 00-21, we recognize revenue for live webcasting and on-demand webcasting services which are not subject to monthly minimums in the period in which the webcast event, data storage or data streaming occurs. Revenue for on-demand webcasting services subject to monthly minimums is recognized monthly on a straight line basis over the contract period, based upon contracted monthly rates for the specified volume thresholds. Revenue for additional usage fees is recognized in the period that the additional usage occurs.
      Software license revenue. In the limited circumstances in which we sell software products, we recognize revenue associated with the license of software in accordance with SOP 97-2. Revenue from software license sales accounted for less than 1% of our revenues in 2004 and less than 3% of our revenues in 2003. Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple services, we allocate the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Elements included in multiple element arrangements consist of software, intellectual property, implementation services, maintenance and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.
      Media restoration services revenue. Media restoration services consisted of services provided by our VidiPax subsidiary to restore and upgrade old or damaged archives of traditional media. Under the provisions of SAB 104 and EITF 00-21, we recognize revenue as these services are rendered and we have no continuing involvement in the goods and services delivered, which generally is the date the finished media is shipped to the customer. As discussed in Note 5 to our consolidated financial statements, we completed the sale of our VidiPax business in May 2004 pursuant to an agreement dated October 31, 2003.

Research and Development Costs
      We account for research and development costs in accordance with several accounting pronouncements, including Statement of Financial Accounting Standards (FAS) No. 2, “Accounting for Research and Development Costs,” and FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (FAS 86). FAS 86 specifies that costs incurred internally in researching and developing computer software should be charged to expense until technological feasibility has been established. Once technological feasibility has been established, all software costs should be capitalized until the software is available for general release to customers. Judgment is required in determining when technological feasibility is established.

Marketable Securities
      We account for marketable securities in accordance with FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SAB 59, “Accounting for Noncurrent Marketable Equity Securities,” which provide guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology, and operational and financing cash flow; and our intent and ability to hold the investment. Investments with an indicator would be further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. To date, we have not recognized any impairment related to our long-term marketable securities portfolio. If market, industry and/or investee conditions deteriorate, we may incur future impairments.

Accounts Receivable
      The allowance for doubtful accounts represents our best estimate of the amount of probable credit losses in our existing accounts receivable. We perform a periodic analysis to determine the appropriate allowance for doubtful accounts. This analysis includes various analytical procedures and a review of factors, including individual review of past due balances over 90 days and greater than a specified amount, our history of collections, as well as the overall economic environment.

Long-lived Assets Including Goodwill and Other Acquired Intangible Assets
      In connection with Loudeye’s acquisitions of Overpeer and OD2 during 2004, management has allocated the respective purchase prices and transaction costs to the estimated fair values of assets acquired and liabilities assumed in accordance with FAS No. 141, “Business Combinations.” These purchase price estimates were based on management’s estimates of fair value and estimates from third party consultants. These determinations require significant judgment.
      Management periodically evaluates the recoverability of our long-lived assets in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. When doing so, management is required to evaluate the recoverability of an asset’s (or group of assets’) carrying value through estimates of undiscounted future cash flows. If the assets are deemed impaired, the assets are written down to estimated fair value. Estimates of fair value may differ from the actual amount that could be realized if we were to sell our assets.

      At December 31, 2004, net property and equipment totaling $5.7 million, intangible assets totaling $3.7 million and goodwill totaling $43.5 million were subject to an impairment review.
      We account for goodwill and intangible assets in accordance with FAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Under FAS 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to, at a minimum, annual impairment tests. We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors we consider important which could trigger an impairment review include the following:

•	Poor economic performance relative to historical or projected future operating results;

•	Significant negative industry, economic or company specific trends;

•	Changes in the manner of our use of the assets or the plans for our business;

•	Market price of our common stock; and

•	Loss of key personnel.
      These charges are discussed in greater detail in Note 4 to our consolidated financial statements. As disclosed in Note 3 to the consolidated financial statements, we have recorded goodwill and intangible assets in connection with our acquisitions of Overpeer in March 2004 and OD2 in June 2004. We performed our annual impairment tests for 2004 and did not record an impairment charge. We performed our annual impairment tests for 2003 and 2002 and recorded resulting impairment charges.

Purchase Price Allocation
      We account for acquisitions under the purchase method of accounting. Accordingly, any assets acquired and liabilities assumed are recorded at their respective fair values. The recorded values of assets and liabilities are based on third party estimates and independent valuations. The remaining values are based on management’s judgments and estimates. Accordingly, our financial position or results of operations may be affected by changes in estimates and judgments used to value these assets and liabilities.

Accounting for Stock-based Compensation
      We account for employee stock and stock-based compensation plans through the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) as permitted by FAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and as such, generally recognize no compensation expense for employee stock options.

Music Publishing Rights and Music Royalty Accruals
      We must make estimates of our music publishing rights and music royalties owed for our domestic and international music services. Differences in judgments or estimates could result in material differences in the amount and timing of our music publishing and royalty expense for any period. Under U.S. and foreign copyright laws, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to our current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management’s best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Contingencies
      We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. FAS No. 5, “Accounting for Contingencies,” requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of loss. Changes in these factors could materially impact our financial position or our results of operations.

Income Taxes
      FAS No. 109, “Accounting for Income Taxes,” establishes financial accounting and reporting standards for the effect of income taxes. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the periods in which the differences are expected to reverse. Our net deferred tax asset has been reduced by a full valuation allowance based upon management’s determination that the criteria for recognition have not been met. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations.

Recently Issued Accounting Standards
      In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” that amends FAS 123 and FAS No. 95, and supersedes APB 25. This statement requires a company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, based on the grant-date fair value of the award and to recognize such cost over the requisite period during which an employee provides service. The grant-date fair value will be determined using option-pricing models adjusted for unique characteristics of the equity instruments. The statement also addresses the accounting for transactions in which a company incurs liabilities in exchange for goods or services that are based on the fair value of the company’s equity instruments or that may be settled through the issuance of such equity instruments. The statement does not change the accounting for transactions in which a company issues equity instruments for services to non-employees or the accounting for employee stock ownership plans. This statement is effective beginning in the third quarter of 2005, and requires Loudeye to recognize compensation costs on outstanding awards for which the requisite service has not yet been rendered. While Loudeye expects the implementation of this standard to have a material impact on its consolidated financial statements, Loudeye is currently unable to quantify this impact as it has not implemented the necessary option expensing software.
      In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FAS 109-2). The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. As we do not currently have any foreign earnings, we do not believe that the adoption of FAS 109-2 will have a significant effect on our consolidated financial statements.
Consolidated Results of Operations
      Percentage comparisons have been omitted within the following table where they are not considered meaningful. Certain information reported in previous periods has been reclassified to conform to current presentation. All amounts, except amounts expressed as a percentage, are presented in the following table in thousands.
      During the preparation of our financial statements for the year ended December 31, 2004, we made revisions of classification with regard to expenses incurred during the years ended December 31, 2003 and 2002. Such revisions of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported. These revisions related to the following:

•	Regent Fees. We revised our classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation (Regent) during the year ended December 31, 2003, from special charges — other to general and administrative expense in the current presentation as we determined that these expenses were more appropriately classified as general and administrative.

•	Amortization of Intangible Assets. We revised our classification of amortization of acquired technology and capitalized software costs totaling approximately $269,000 in 2003 and $1.3 million in 2002 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue.

•	Impairment of Intangible Assets. We revised our classification of impairment charges related to acquired technology and capitalized software costs totaling approximately $601,000 in 2003 and $694,000 in 2002 from operating expenses — special charges — other to cost of revenue in the current presentation as we determined that these charges were more appropriately classified as cost of revenue.

	Years Ended				Years Ended
	December 31,		Variance		December 31,		Variance

	2004	2003	$	%	2003	2002	$	%

Revenue
Digital media services
Digital media store services	$5,932	$171	$5,761		$171	$—	$171
Encoding services	3,829	2,377	1,452	61%	2,377	1,477	900	61%
Content protection services	2,788	—	2,788		—	—	—
Samples services	1,589	1,685	(96)	(6)%	1,685	2,027	(342)	(17)%
Internet radio and hosting services	1,064	2,065	(1,001)	(48)%	2,065	1,053	1,012	96%
Webcasting	1,322	3,767	(2,445)	(65)%	3,767	4,971	(1,204)	(24)%

	16,524	10,065	6,459	64%	10,065	9,528	537	6%
Media restoration services	297	1,883	(1,586)	(84)%	1,883	3,153	(1,270)	(40)%

Total revenue	16,821	11,948	4,873	41%	11,948	12,681	(733)	(6)%
Cost of revenue
Digital media services	11,778	6,483	5,295	82%	6,483	13,362	(6,879)	(51)%
Media restoration services	285	1,593	(1,308)	(82)%	1,593	1,898	(305)	(16)%

Total cost of revenue	12,063	8,076	3,987	49%	8,076	15,260	(7,184)	(47)%

	Years Ended				Years Ended
	December 31,		Variance		December 31,		Variance

	2004	2003	$	%	2003	2002	$	%

Operating expenses
Sales and marketing	4,456	3,286	1,170	36%	3,286	7,667	(4,381)	(57)%
Research and development	4,017	1,688	2,329	138%	1,688	3,159	(1,471)	(47)%
General and administrative	11,323	8,656	2,667	31%	8,656	11,375	(2,719)	(24)%
Amortization of intangibles	234	831	(597)	(72)%	831	1,790	(959)	(54)%
Stock-based compensation	306	1,298	(992)	(76)%	1,298	(383)	1,681	(439)%
Special charges — goodwill impairments	—	5,307	(5,307)		5,307	—	5,307
Special charges — other	312	1,913	(1,601)	(84)%	1,913	6,152	(4,239)	(69)%

Total operating expenses	20,648	22,979	(2,331)	(10)%	22,979	29,760	(6,781)	(23)%
Interest income	377	347	30	9%	347	1,149	(802)	(70)%
Interest expense	(201)	(286)	85	(30)%	(286)	(631)	345	(55)%
Increase in fair value of common stock warrants	—	(248)	248	(100)%	(248)	—	(248)
Gain on sale of media restoration assets	156	—	156		—	—	—
Other income (expense), net	(839)	120	(959)	(799)%	120	659	(539)	(82)%
Net income (loss)
Digital media services	$(16,502)	$(17,635)	$1,133	(6)%	$(17,635)	$(30,614)	$12,979	(42)%
Media restoration services	$105	$(1,539)	$1,644	(107)%	$(1,539)	$(548)	$(991)	181%

Net loss	$(16,397)	$(19,174)	$2,777	(14)%	$(19,174)	$(31,162)	$11,988	(38)%

Years ended December 31, 2004 and 2003
      Revenue. Revenue increased in 2004 to $16.8 million from $11.9 million in 2003 due primarily to the acquisitions of OD2 (which generated a substantial majority of our 2004 music store services revenue) and Overpeer (which generated all of our 2004 content protection services revenue) acquisitions as well as increased encoding revenue, offset by declining revenue in our internet radio and hosting and webcasting service offerings, and declining revenue following sale of our media restoration services segment.
      During the year ended December 31, 2004, no single customer accounted for 10% or more of total revenue. During the year ended December 31, 2003, revenue from two customers represented 16% of total revenue. Revenue generated from our international operations was $5.5 million in 2004 compared to zero in 2003, due to our acquisition of OD2 in June 2004.
      During 2004, our service mix changed significantly. We acquired Overpeer in March 2004, which resulted in a new revenue stream from content protection services, and OD2 in late June 2004, which resulted in a significant increase in digital media store services revenue. In May 2004, we completed the sale of all of the assets of our media restoration services business pursuant to an agreement dated October 31, 2003.
      Digital media store services revenue. Revenue from digital media store services increased to $5.9 million in 2004 from $171,000 in 2003 primarily as a result of our acquisition of OD2 in June 2004. Revenue from digital media store services consist principally of platform service fees and transaction related distribution or revenue sharing fees which are summarized below.

•	Platform service fees are generally recognized as revenue over the term of the customer contract and represent charges in connection with enabling the service and maintaining its overall functionality during the term of the customer contract, which is generally one to three years. We charge platform fee to our customers in a variety of manners, including initial set-up fees, monthly only fees, or a combination of initial set-up and monthly fees.

•	We also receive a percentage of consumer transactions (digital downloads pay-as-you-go, or à la carte). This scaleable revenue stream enables us to share directly in the success of our customers’ music store services that we enable and manage.
      In June 2004, we acquired OD2, and our consolidated financial statements include the results of their operations since the June 22, 2004 closing date of the acquisition. We also launched a music store customer in the U.S. on the Loudeye-developed platform in September 2004. Digital media store services revenue, both in the U.S. and abroad, was approximately $5.9 million in 2004. In 2003, we generated approximately $171,000 of digital media store services revenue from fulfillment of ringtunes and rights clearing services. Digital media store services revenue as a percentage of total revenue was 35% in 2004 and 1% in 2003. In the fourth quarter 2004, digital media store services revenue increased significantly from $1.9 million in the third quarter of 2004 to $3.7 million in the fourth quarter 2004, a 95% increase primarily attributable to increased transactional volume from our music store services. This revenue accounted for approximately 56% of total revenue in the fourth quarter 2004 as compared to 37% in the third quarter 2004. We expect that our digital media distribution services will demonstrate a faster growth rate than any of our other revenue lines as we continue to deploy these services globally and consumer adoption increases. In addition, although in 2004 our digital media store services revenue consisted exclusively of music store services revenue, we plan to extend our store services offerings to other media, such as video, music video and games.
      Encoding revenue. Revenue from encoding services increased to $3.8 million in 2004 from $2.4 million in 2003. Revenue from encoding services generally fluctuates based on the volume of the content delivered to our customers and the price charged for the services provided. In 2004, there was increased demand from our customers for encoding services, primarily for the delivery of digital music, as our customers focused on launching digital music services, which drove volume up from 2003. Growth in the encoding services line is driven by several key factors, including the number of new digital retailer launches, the addition of new content partners as customers, and the inclusion of large one-off encoding projects, including those driven by the introduction of new digital file formats. Our revenue from encoding services may fluctuate in the future based on these factors, among others.
      Content protection services revenue. Content protection services are provided by our Overpeer subsidiary, which we acquired in March 2004. Accordingly, we reported no revenue from such services during 2003. Content protection services revenue as a percentage of total revenue was 17% in 2004. Revenue for content protection services is generated from service fees based on the number of titles protected and the level of protection requested. We provide our content protection services customers with guaranteed service performance levels. If we fail to meet these service level guarantees, we could be liable for monetary credits or refunds of service fees previously paid or owed to us. Content protection services are typically provided under renewable contracts that range in length from one to two years. Content protection services revenue from three customers accounted for 69% of total content protection services revenue in 2004. There can be no assurances that these customers will renew their agreements as they expire and we expect content protection services revenue to fluctuate in future periods.
      Samples services revenue. Revenue from samples services generally fluctuates based on the volume of content streamed for our customers, which is primarily driven by their needs and the level of activity on their websites. Samples services revenue declined approximately 6% for the year ended December 31, 2004 compared to 2003 from $1.7 million to $1.6 million. This decrease was attributable to a combination of pricing pressures and changes in the volume of paid content streamed. We expect that this amount will continue to fluctuate in the future.
      Internet radio and hosting services revenue. Revenue from internet radio and hosting services decreased to $1.1 million in 2004 from $2.1 million in 2003. Revenue from internet radio and hosting services generally fluctuates based on the volume of content streamed for our customers, which is primarily driven by their needs and the level of activity on their websites. During the fourth quarter 2003, we had a license sale of approximately $300,000 for hosting services. The decrease in internet radio and hosting services revenue for 2004 as compared to 2003 primarily relates to a decreased volume of content streamed and the fact that we had no license sales in 2004 similar to the 2003 transaction. Due to the fact that this revenue stream is dependent upon the volume of content streamed as well as the dollar amount of license sales, we expect that revenue from these services will continue to fluctuate in the future.
      Webcasting revenue. In late 2003, we refocused our webcasting services on customer relationships that provide higher margins. As a result, revenue from webcasting services volume decreased significantly for the year ended December 31, 2004 compared to 2003 from $3.8 million to $1.3 million. Due to the fact that this revenue stream is volume dependent, we expect that revenue from these services will continue to fluctuate in the future.
      Media restoration services revenue. As discussed in Note 5 to the consolidated financial statements, pursuant to an agreement dated October 31, 2003 we sold all of the assets of our media restoration business on January 30, 2004 and completed the sale in May 2004. At closing, we also entered into a co-marketing and reseller agreement with the purchaser pursuant to which we will sell, for a fee, media restoration services on behalf of the purchaser for a two-year period. The co-marketing and reseller agreement and earn-out provisions of the transaction constitute continuing involvement under FAS 144. Consequently, our media restoration business has not been reported as a discontinued operation. Because our media restoration subsidiary continued to be the primary obligor under certain contracts with the U.S. General Services Administrative (GSA) until their assignment on May 17, 2004, revenue and cost of revenue in the consolidated statement of operations of Loudeye include the revenue from services provided under the GSA Contracts, totaling $213,000 for the year ended December 31, 2004. This revenue is entirely offset by the associated cost of revenue. We do not expect media restoration services to be an integral portion of our revenue in future periods.
      Deferred revenue. Deferred revenue is comprised of the unrecognized revenue related to unearned platform fees and other prepayments for which the earnings process has not been completed. Deferred revenue at December 31, 2004 was $5.7 million compared to approximately $0.7 million at December 31, 2003. As discussed above, in June 2004, we acquired OD2 and our consolidated financial statements include the results of their operations since the date of acquisition. Deferred revenue at December 31, 2004 includes $5.2 million relating to OD2’s music store services which are a part of our digital media store services. The remaining increase in deferred revenue during 2004 is primarily due to recognition of revenue on existing contracts occurring at a slower rate than revenue deferrals under new contracts.
      Cost of digital media services revenue. Cost of revenue for our digital media services segment includes the cost of production, including personnel, cost of royalties to content providers and publishers, technical support, transaction processing fees, bandwidth and hosting costs, depreciation and amortization of infrastructure assets related to our service offerings, amortization of acquired technology resulting from acquisitions, impairment charges related to acquired technology, and an allocated portion of facilities and equipment. Cost of revenue for digital media services increased to $11.8 million in 2004 from $6.5 million in 2003. We implemented cost reduction initiatives related to our restructuring in March 2003; however, in 2004 we began to expand our digital media services work force in order to meet the demands of anticipated growth and new initiatives particularly in relation to our music store services. In addition, costs associated with the delivery of digital media store services revenue from our acquisition of OD2 in late June 2004 contributed to the increase in digital media store services cost of revenue compared to 2003. Cost of digital media revenue related to Overpeer Inc. and OD2 were approximately $6.6 million in 2004, and included payroll and related expenses of approximately $547,000. Gross profit margins are generally lower for our music store services as compared to our other services, principally as a result of the significant royalties payable to the content providers and publishers on each transaction. As music store services grow, we expect a decline in our overall gross profit margin percentage in the future. However, since this is a digital business with lower incremental fixed costs, as transaction volumes increase we expect that the future growth in transactional volumes will contribute significantly to a reduction in our net loss. We expect cost of revenue related to our digital media services to increase in 2005 as compared to 2004.

      Depreciation included in cost of digital media services revenue increased to approximately $1.6 million from $597,000 in 2003. This increase is due primarily to our acquisition of OD2 and Overpeer. In addition, we purchased $1.5 million in equipment in the first quarter 2004 to upgrade the storage and access systems for our digital music archive, as well as additional equipment expenditures in the second quarter 2004 related to our content protection services offering. Amortization expense included in cost of digital media services revenue was $553,000 in 2004 and $269,000 in 2003 and is primarily the result of the amortization of acquired technology. In 2003, cost of digital media services revenue also included $601,000 related to impairment of acquired intangible assets.
      Cost of media restoration services revenue. As discussed above, we sold all of the assets of our media restoration business on January 30, 2004 and completed the sale in May 2004. Because our media restoration subsidiary continued to be the primary obligor under certain contracts with the GSA until their assignment on May 17, 2004, revenue and costs of revenue in the consolidated statement of operations of Loudeye include the cost of revenue from services provided under the GSA Contracts, totaling $213,000 for the year ended December 31, 2004. The cost of revenue entirely offset the associated revenue. Depreciation and amortization expense included in cost of media restoration services revenue decreased from $252,000 in 2003 to zero in 2004 due to the sale of this business.
      Sales and marketing. Sales and marketing expenses consist primarily of salaries, bonuses, commissions and benefits earned by sales and marketing personnel, direct expenditures such as travel and communication, and marketing expenditures such as advertising, public relations costs and trade show expenses. Sales and marketing expenses for 2004 increased to approximately $4.5 million from approximately $3.3 million in 2003, primarily due to increases resulting from our acquisitions of Overpeer and OD2. These expenses were offset in part by cost reduction initiatives implemented in 2003 and 2004. Sales and marketing expenses related to the acquired companies were approximately $1.9 million and included payroll and related expenses of approximately $548,000. Sales and marketing expenses as a percentage of total revenue were 26% in 2004 and 28% in 2003. We expect that we will continue to invest significantly in sales and marketing in 2005, as we believe that a substantial sales and marketing effort is essential for us to maintain market position and further increase market acceptance of our digital media services, in particular our digital media store services.
      Research and development. Research and development expenses include labor and other related costs of the continued development and support of our digital media services. To date, the majority of research and development costs have been expensed as incurred. Research and development expenses increased to approximately $4.0 million in 2004 from approximately $1.7 million in 2003 primarily as a result of the inclusion of research and development expenses related to the acquired companies. Research and development costs related to the acquired companies totaled approximately $1.5 million in 2004 and included payroll and related expenses of approximately $1.2 million. We believe that a significant research and development investment is essential for us to maintain our market position, to continue to expand our digital media services offerings, in particular our digital media store services, and to develop additional applications. Accordingly, we anticipate that we will continue to invest in research and development for the foreseeable future, and we anticipate research and development costs as an absolute dollar amount will fluctuate, depending primarily upon the volume of future revenue, customer needs, staffing levels, overhead costs and our assessment of market demands.
      General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, legal, administrative and information services personnel, occupancy costs, legal expenses, and costs associated with being a public company, including but not limited to, consulting and audit fees related to the Sarbanes-Oxley internal control certification requirements, annual and other public-reporting costs, directors’ and officers’ liability insurance, investor relations, and professional services fees. General and administrative expenses increased to approximately $11.3 million from approximately $8.7 million in 2003, primarily as a result of our acquisition of Overpeer and OD2. Costs related to the acquired companies were approximately $3.1 million, and included payroll and related expenses of approximately $2.3 million. We incurred costs associated with our first annual Sarbanes-Oxley internal control assessment and certification. We also incurred costs associated with turnover in our accounting and finance department during the second half 2004. We expect that general and administrative expenses will increase in the first quarter 2005 as compared to the fourth quarter 2004 as we increase our personnel and other resources to support our growth, and as we continue to incur additional professional fees in order to comply with the requirements under the Sarbanes-Oxley Act of 2002.
      Amortization of intangibles. Amortization of intangibles includes amortization of identified intangible assets related to acquisitions other than acquired technology, which is included in cost of revenue. We recorded impairment charges in the first quarter 2003 relating to our restructuring, and our remaining intangibles, other than those related to the Overpeer and OD2 acquisitions, were either written off or fully amortized by the first quarter of 2004. Beginning in the first quarter 2004 we incurred additional amortization expense related to our acquisitions of Overpeer and OD2. We expect amortization expense on an annual basis for 2005 to be approximately comparable to 2004 levels.
      Stock-based compensation. Stock-based compensation totaled $423,000 in 2004, of which $117,000 is included in cost of revenue, consisting primarily of the amortization of deferred stock compensation of $276,000, and stock-based compensation expense of $132,000 related to warrants granted to consultants for services. Stock-based compensation for 2003 totaled $1.3 million, consisting of the amortization of deferred stock compensation of $398,000, stock-based compensation expense of $730,000 related to stock options granted to a member of our board of directors for consulting services provided through September 30, 2003, variable stock compensation expense of $64,000 related to stock options that were repriced in 2001, stock and options issued to former employees as severance and termination benefits of $99,000, and stock options issued to a consultant of $7,000.
      Special charges. We recorded special charges related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. Following is a summary of special charges for 2004 and 2003 (in thousands):

	Years Ended
	December 31,

	2004	2003

Goodwill impairment	$—	$5,307
Customer lists and other intangible assets impairment	—	84
Property and equipment impairment	—	670
Employee severance and termination benefits	—	501
Facilities related charges	312	658

	$312	$7,220

      For certain lease terminations, the settlement amounts were less than we had accrued initially due to favorable negotiations with landlords and improvements in real estate markets. In other cases, we increased our accruals as a result of our ongoing evaluations of our lease obligations. The adjustments resulting from these settlements and additional accruals were recorded in special charges in the consolidated statements of operations. In 2004, as discussed in Note 4 to the consolidated financial statements, we increased our estimate of the settlement amount and facilities related charges we would ultimately be required to pay related to Loudeye’s unoccupied facility at 414 Olive Way, Seattle, Washington by approximately $362,000. This increase was offset by a $50,000 decrease in the accrual related to Loudeye’s VidiPax facility in New York, New York which was recognized as a credit to special charges in first quarter 2004.

      The following table summarizes the activity in accrued special charges during the year ended December 31, 2004 (in thousands). The majority of these accrued charges, which primarily represent rent settlement obligations, were paid in January 2005.

Facilities-Related
Charges

Balance, December 31, 2003	$1,670
Additional accruals	362
Payments	(1,459)
Adjustments	(170)

Balance, December 31, 2004	$403

      Interest income. Interest income totaled $377,000 in 2004 compared to $347,000 in 2003. Interest income consists of interest income and realized gains and losses on sales of our marketable securities. The increase was due primarily to higher average investment balance resulting from the proceeds received from the private equity financings completed in August 2003, February 2004 and December 2004. We expect interest income will fluctuate during 2005 depending upon our average investment balances and yield rates throughout the year.
      Interest expense. Interest expense totaled $201,000 in 2004 compared to $286,000 in 2003, due to lower average debt balances and lower interest rates during 2004 and the voluntary repayment in full of our line of credit in March 2004. We expect that interest expense will continue to decline in 2005 as we continue to make principal payments against our term loan balance.
      Increase in fair value of common stock warrants. The increase in fair value of common stock warrants of $248,000 in 2003 represented the increase in the estimated fair value of the warrants that we issued in connection with our private equity financing in August 2003. This transaction is described more fully in Note 6 to the consolidated financial statements.
      Gain on sale of media restoration assets. As discussed above, we sold our media restoration business on January 30, 2004 and completed the sale in May 2004. The gain on sale of media restoration assets in 2004 represents the net gain on the sale of net assets transferred under contractual arrangement and release of certain escrow claims. This transaction is described more fully in Note 5 to the consolidated financial statements.
      Other income (expense), net. Other expense for 2004 consists principally of net foreign exchange translation loss of $833,000. This loss was primarily the result of the impact of the weakened U.S. dollar on U.K. pound denominated liabilities incurred in connection with our acquisition of OD2. Other income for 2003 of $120,000 consisted principally of gains on sales of excess equipment.
      Income taxes. We have not recorded income tax benefits related to our net operating losses in 2004 or 2003 as a result of the uncertainties regarding the realization of such net operating losses. Our foreign operations also have net operating losses. At December 31, 2004, Loudeye had U.S. operating net operating loss carryforwards of approximately $210.0 million and foreign net operating loss carryforwards of approximately $5.0 million. We also had research and development tax credit carryforwards of approximately $160,000 as of December 31, 2004. Certain of our net operating loss carryforwards were acquired in business combinations. If these acquired net operating loss carryforwards become recoverable in the future, they will be used to first reduce to zero any goodwill, and then reduce to zero any other non-current intangible assets associated with the business combinations, and then any remaining net operating loss carryforwards recovered will be recognized as a reduction in income tax expense. Under the provisions of Section 382 of the Internal Revenue Code, the Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Loudeye has experienced such ownership changes as a result of its various stock offerings, and the utilization of the carry forwards could be limited such that a portion of the net operating losses may never be utilizable. The U.S. net operating loss carryforwards increased during 2004 by approximately

$119,000 due to the acquisition of Overpeer. The foreign net operating loss carryforwards increased by approximately $5.0 million due to the acquisition of OD2. However, these losses will be subject to limitation under the provisions of Section 382 discussed above. Approximately $2.7 million of the net operating loss carryforwards and a portion of the valuation allowance at December 31, 2004 resulted from deductions associated with the exercise of non-qualified employee stock options, the realization of which would result in a credit to stockholders’ equity.

Years ended December 31, 2003 and 2002
      Digital media services revenue. Revenue from our digital media services segment increased to $10.1 million in 2003 from $9.5 million in 2002, due primarily to an increase in the volume of encoding and other fulfillment and related services, offset by a decrease in webcasting revenue. Our service mix changed significantly over the course of 2003, as we shifted marketing emphasis away from webcasting and more toward digital media store services.
      Digital media store services revenue. Our digital media store services were in the early stage of development in 2003. In 2003, we generated approximately $171,000 in revenue from fulfillment of ringtunes and rights clearing services. We generated no revenues from digital media store services in 2002.
      Encoding services revenue. Revenue from encoding services increased to $2.4 million in 2003 from $1.5 million in 2002, primarily as the result of the significant expansion of a relationship with an existing major label customer. In addition, our acquisition of EncodeThis! in June 2002 contributed to the increase in encoding services revenue.
      Samples services revenue. Revenue from samples services decreased to $1.7 million in 2003 from $2.0 million in 2002. This decrease was attributable to a combination of pricing pressures and changes in the volume of paid content streamed.
      Internet radio and hosting services revenue. Revenue from internet radio and hosting services increased to $2.1 million in 2003 from $1.1 million in 2002. The increase in internet radio and hosting revenue was attributed to an approximately $300,000 license sale and the expansion of a relationship with an existing customer, both during the fourth quarter of 2003, as well as an increase in the volume of iRadio transactions during 2003.
      Webcasting revenue. Revenue from webcasting services decreased to $3.8 million in 2003 from $5.0 million in 2002. The decrease in webcasting revenue was primarily the result of continued pricing pressure, as well as a reduction in our webcasting volume as we focused more on digital music offerings and those webcasting customer relationships that provide higher margins.
      Media restoration services revenue. Media restoration revenue totaled $1.9 million in 2003 compared to $3.2 million in 2002. This decrease was primarily the result of a significant decrease in the volume of services being provided to a significant customer, as well as decreased volume and spending by other customers spending on discretionary projects due to economic conditions. We entered into an agreement in October 2003, which was completed in May 2004, to sell all of the assets of our media restoration services business.
      Deferred revenue. Deferred revenue is comprised of unrecognized revenue related to unearned service fees and other prepayments for which the earnings process has not been completed. Deferred revenue at December 31, 2003 was $0.7 million compared to $0.3 at December 31, 2002. The increase in deferred revenue during 2003 is primarily due to recognition of revenue on existing contracts occurring at a slower rate than prepayments received under new contracts.
      Cost of revenue. Cost of revenue includes the cost of production, including personnel, cost of royalties to content providers and publishers, technical support, transaction processing fees, bandwidth and hosting costs, depreciation and amortization of infrastructure assets related to our service offerings, amortization of acquired technology resulting from acquisitions, impairment charges related to acquired technology, an allocated portion of facilities and equipment, and other supporting functions related to the delivery of our digital media and media restoration services. Depreciation included in cost of revenue decreased to approximately $849,000 in 2003 from $3.4 million in 2002. This decrease was due primarily to impairment charges recorded in the fourth quarter 2002 and the first quarter 2003 for certain assets of our digital media services and media restoration services segments. Amortization of acquired technology and related impairment charges included in cost of revenue decreased to approximately $870,000 in 2003 from $1.9 million in 2002. These impairment charges decreased the cost basis of the assets, resulting in lower depreciation and amortization charges. The remainder of the decrease in cost of revenue was due to cost reduction initiatives, primarily reductions in our work force, implemented in the second half 2002 and the first quarter 2003.
      Sales and marketing. Sales and marketing expenses totaled $3.3 million in 2003 and $7.7 million in 2002. The decrease in sales and marketing expenses was due to the decreased personnel related to our reductions in force in the second half 2002 and first quarter 2003.
      Research and development. Research and development expenses decreased from $3.2 million in 2002 to $1.7 million in 2003 due to the reduction in the number of development personnel as a result of the corporate restructurings.
      General and administrative. General and administrative expenses decreased to $8.7 million for 2003 from $11.4 million for 2002 due to the decrease in personnel related to our reductions in force in the second half 2002 and first quarter 2003, and other related cost reduction initiatives.
      Amortization of intangibles. Amortization of intangibles totaled $831,000 in 2003 and $1.8 million in 2002, and primarily included amortization of customer lists, trade names and noncompetes related to past acquisitions.
      Stock-based compensation. Stock-based compensation for 2003 totaled $1.3 million, consisting of the amortization of deferred stock compensation of $398,000, stock-based compensation expense of $730,000 related to stock options granted to a member of our board of directors for consulting services provided through September 30, 2003, variable stock compensation expense of $64,000 related to stock options that were repriced in 2001, stock and options issued to former employees as severance and termination benefits of $99,000, and stock options issued to a consultant of $7,000. Stock-based compensation was a credit of $383,000 for the year ended December 31, 2002, consisting of the amortization of deferred stock compensation and the reversal of expense related to accelerated amortization for options that were cancelled.
      Special charges. We recorded special charges related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. Following is a summary of special charges for 2003 and 2002 (in thousands):

	Years Ended
	December 31,

	2003	2002

Goodwill impairment	$5,307	$—
Customer lists and other intangible assets impairment	84	743
Property and equipment impairment	670	2,029
Employee severance and termination benefits	501	1,890
Facilities related charges	658	1,490

	$7,220	$6,152

      The following table reflects the activity in accrued special charges for the year ended December 31, 2003 (in thousands).

	December 31,	Additional			December 31,
	2002	Accruals	Payments	Adjustments	2003

Employee severance	$104	$501	$(409)	$(196)	$—
Facilities related charges	2,799	1,220	(1,787)	(562)	1,670

Total	$2,903	$1,721	$(2,196)	$(758)	$1,670

      We recorded special charges totaling $6.2 million in 2002 related to write-downs of property and equipment, accrued lease payments related to vacated facilities and employee severance charges associated with company restructurings.
      Effective January 1, 2002 we adopted FAS No. 142, “Goodwill and Intangible Assets and FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” As a result of this analysis, during the year ended December 31, 2003, we recorded impairment charges of $5.3 million for goodwill, and $670,000 for property and equipment related to our enterprise communication services and media restoration services businesses.
      Interest income. Interest income totaled $347,000 in 2003 and $1.1 million in 2002. The decrease was due to the lower average cash and investment balances in 2003 resulting from the voluntary repayment of our credit facility in the third quarter of 2002 and utilization of cash to fund operations, and lower interest rates in 2003.
      Interest expense. Interest expense totaled $286,000 in 2003 and $631,000 in 2002. The decrease was due primarily to lower average debt balances in 2003 due to the voluntary repayment of our credit facility in the third quarter of 2002 and lower interest rates in 2003.
      Increase in fair value of common stock warrants. The increase in fair value of common stock warrants of $248,000 represents the increase in the estimated fair value of the warrants that we issued in connection with our private equity financing. The warrants were reclassified to equity in October 2003. This transaction is described more fully in Note 6 to the consolidated financial statements.
      Other income. Other income for 2003 of $120,000 consisted principally of gains on sales of excess equipment. Other income for 2002 of $659,000 consisted principally of a gain related to the renegotiation of final closing terms with respect to the acquisition of Activate and realized gains from the sale of certain investments, partially offset by expenses incurred related to the sale of our Canadian subsidiary. On the date of our acquisition of Activate, the total payment due to the seller was $3.0 million in a combination of cash and stock. During the third quarter of 2002, we reached a final settlement with the seller, which required payment of $2.0 million in cash and 1.0 million restricted common shares valued at $300,000. The $700,000 of other income is equal to the difference between the accrued acquisition consideration of $3.0 million and the negotiated final consideration of $2.3 million.
Liquidity and Capital Resources
      We have financed our operations primarily through proceeds from public and private sales of our equity securities. To a lesser extent, we have financed our operations through equipment financing and traditional lending arrangements. As of December 31, 2004, our working capital was $13.8 million compared with $16.8 million at December 31, 2003. Our principal source of liquidity at December 31, 2004 was our cash, cash equivalents and marketable securities.
      As of December 31, 2004, we had approximately $41.2 million of cash and cash equivalents and marketable securities. We received net proceeds of $18.9 million from our sale of common stock in a private placement in February 2004 and $23.5 million from our sale of common stock in a private placement in December 2004. In December 2004, we entered into a subscription agreement with a limited number of accredited investors pursuant to which we sold and issued to such investors 16,800,007 shares of our common stock, together with warrants to purchase 5,040,002 shares of common stock at an exercise price of $2.25 per share, for an aggregate purchase price of $25.2 million. The warrants are not exercisable until six months after the December 23, 2004 closing date and are then exercisable until the fifth anniversary of the closing date. We also granted the investors a one year right to purchase 30% of any securities sold by Loudeye in future financings, subject to exceptions. The transaction resulted in net proceeds to Loudeye of approximately $23.5 million. We filed a registration statement in February 2005 covering the resale of the shares of common stock issued in this transaction and the shares of common stock underlying the warrants. The registration statement was not filed within the required time period, and as a result we are required to pay liquidated damages of approximately $33,600. The registration statement is not yet effective. We are required to use our commercially reasonable efforts to obtain effectiveness of the registration statement before the earlier of (a) the 120th calendar day following the closing date or (b) the fifth trading day following notification by the SEC that the registration statement is no longer subject to further review and comments. The registration rights provisions in the subscription agreement provide that if a registration statement does not become effective, within the specified time period, then in addition to any other rights the holders may have, we would be required to pay to each holder an amount in cash, as liquidated damages, equal to 1% per month of the aggregate purchase price, prorated daily.
      In March 2005, we completed a restructuring of our remaining deferred and contingent payment obligations to former OD2 shareholders. From a financial accounting perspective, we will pay £2.6 million (or approximately $5.0 million based on December 31, 2004 exchange rates) in cash in two installments in full satisfaction of the maximum potential contingent payment obligations to former OD2 shareholders of up to £10.0 million (or approximately $19.3 million based on December 31, 2004 exchange rates). The first of these payments was made in March 2005 and the second payment will be made in July 2005. Of this amount, we had accrued approximately £1.1 million (approximately $2.1 million based on December 31, 2004 exchange rates) in our consolidated financial statements at December 31, 2004 based on our assessment that the outcome of the underlying contingency was determinable beyond a reasonable doubt as of December 31, 2004. On a non-GAAP basis, we will pay a total of £3.1 million (in two equal installments), which includes £465,000 (or approximately $896,000 based on December 31, 2004 exchange rates) to be held in escrow, £233,000 (or approximately $449,000 based on December 31, 2004 exchange rates) of which are currently being held in escrow. In addition, pursuant to the restructuring we issued 3,026,405 shares of our common stock (excluding 528,014 shares held in escrow) to satisfy the remaining deferred payment obligations to former OD2 shareholders. As of December 31, 2004, we had accrued £7.2 million (approximately $13.9 million based on December 31, 2004 exchange rates) in our financial statements to reflect our remaining deferred payment obligations to former OD2 shareholders. These obligations have been satisfied in full as a result of our March 2005 stock issuance related to the restructuring and our issuance of 3,974,206 shares of common stock in January 2005 (which excludes 693,402 shares held in escrow).
      Net cash used in operating activities was $13.8 million and $7.3 million for the year ended December 31, 2004 and 2003. For 2004, cash used in operating activities resulted primarily from a net loss of $16.4 million, partially offset by non-cash charges for depreciation and amortization of approximately $2.9 million, stock-based compensation charges and other non cash items aggregating $260,000, and net foreign currency transaction losses of $833,000. For 2003, cash used in operating activities resulted primarily from net losses of $19.2 million, offset partially by charges, depreciation and amortization and increased by other adjustments and working capital charges. Cash used in operations is dependent upon our ability to achieve positive earnings and the timing of our payments and collections and we expect that it will continue to fluctuate from period to period.
      Net cash used in investing activities was $9.4 million for the year ended December 31, 2004. Net cash provided by investing activities was $1.7 million in 2003. For 2004, cash provided by investing activities consisted principally of the net purchases of short-term marketable securities of $4.2 million and purchases of property and equipment of $5.7 million, consisting principally of equipment to upgrade the storage and access systems for our digital music archive and investments in capital equipment for our Overpeer anti-piracy service offering. In addition, net cash of approximately $555,000 was used related to our acquisitions of OD2 and Overpeer. This was partially offset by proceeds of approximately $1.0 million from assets held for sale. For 2003, cash provided by investing activities was related primarily to net sales of short-term investments of $518,000 and payments received on loans made to related parties of $1.2 million.
      Cash provided by financing activities in 2004 was $41.0 million, consisting primarily of net proceeds from the private equity financing in February 2004 of $18.9 million, net proceeds from the private equity financing in December 2004 of $23.5 million and proceeds from the exercise of stock options and warrants of $1.2 million. This was partially offset by principal payments on our debt and capital lease obligations of $1.3 million and the repayment in full of our line of credit for $1.3 million. Cash provided by financing activities was $16.3 million in 2003 and consisted primarily of net proceeds from a private equity placement financing transaction of $11.4 million in August 2003, net borrowings under our line of credit and term loan facilities of $3.3 million and proceeds from the exercise of stock options and warrants of $2.0 million, offset partially by repurchases of stock of $425,000.
      In March 2004, we acquired Overpeer though a merger and issued 1,752,772 shares of our common stock as consideration in the transaction. Of the shares issued in the transaction, initially 262,916 were held in escrow through March 1, 2005 under the terms of an escrow agreement to satisfy indemnity claims under the merger agreement. In January 2005, one of the former Overpeer shareholders substituted $425,004 in cash for 186,234 of the shares held in escrow, resulting in a remaining escrow balance of $425,004 in cash and 76,682 shares of common stock. In February 2005, we delivered notice to the escrow agent and representative of the former Overpeer stockholders of claims for breach of representations and warranties under the merger agreement. As a result, the escrow cash and shares will remain in escrow until Loudeye and the representative of the former Overpeer stockholders resolve the claims against escrow in accordance with the terms of the escrow agreement.
      We are subject to various debt covenants and other restrictions, including the requirement for early repayment upon the occurrence of certain events, including a sale or transfer of ownership or control. If we violate these covenants or restrictions, our lenders could require repayment of outstanding borrowings and our credit rating and access to other financing could be adversely affected.
      We were notified by Silicon Valley Bank on October 7, 2004 that we were not in compliance with two restrictive financial covenants that require us to maintain a certain quick ratio and a minimum tangible net worth, each as defined in the loan agreement. We subsequently established a certificate of deposit in the amount of approximately $2.2 million, which was equal to the then outstanding loan balance. As a result, we were notified by Silicon Valley Bank on October 11, 2004 that we had cured the default within the cure period. The restricted balance declines as we make payments under the term loan agreement. As a result, we have reflected restricted cash of $2.0 million on our December 31, 2004 balance sheet. As of March 2005, we were not in compliance with both of these restrictive financial covenants and, as such, continue to maintain the balance of restricted cash as collateral for our term loan balance with Silicon Valley Bank in accordance with the terms of the loan agreement. In addition, at December 31, 2004, approximately $568,000 of other restricted cash is held in investment accounts that serve as collateral for standby letters of credit for certain of our capital and operating lease obligations.
      We have incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of approximately $209.3 million at December 31, 2004. Historically, we have funded our operations through sales of equity securities, borrowings under our credit facilities and proceeds from exercises of stock options and warrants. However, there can be no assurance that our cash balances after December 31, 2004 will be sufficient to sustain our operations until profitable operations and positive cash flows are achieved.
      We currently anticipate that we will continue to experience fluctuations in results of operations for the foreseeable future as we:

•	Enter new markets for our services, including through potential acquisitions of complementary businesses, technology or other assets;

•	Increase or decrease research and development spending;

•	Increase or decrease sales and marketing activities;

•	Improve our operational and financial systems; and

•	Integrate acquired businesses.
      During 2003 and 2002, we implemented cost containment efforts and recorded special charges related to corporate restructurings and facilities consolidation. We continue to focus on maximizing the performance of our business and controlling costs to respond to the economic environment and will continue to evaluate our underlying cost structure to improve our operating results and better position ourselves for growth. As such, we may incur further facility consolidations or restructuring charges, including severance, benefits and related costs due to a reduction in workforce and/or charges for assets disposed of or removed from operations as a direct result of a reduction in workforce.
      By the end of 2005, we anticipate that our costs and operating expenses, excluding restructuring-related charges, will track to a level that is close to our expected revenue while allowing us to continue to invest in accordance with our strategic priorities. However, we may be unable to achieve these expense levels without adversely affecting our business and results of operations. We may continue to experience losses and negative cash flows in the near term, even if sales of our services grow.
      While we will continue to implement cost containment efforts across our business, our operating expenses will consume a material amount of our cash resources. We believe that the total amount of our cash and cash equivalents along with our commercial credit facilities will be sufficient to meet our anticipated cash needs for working capital or other purposes for at least the next twelve months. Thereafter, depending on the development of our business, we will likely require additional funds to support our working capital requirements, unanticipated expenses, opportunities for acquisitions or other business initiatives we encounter and we may seek to raise such additional working capital through public or private equity or debt financing (including debt convertible into equity) or from other sources. We may not be able to obtain adequate or favorable financing at that time. Our history of declining market valuation and volatility in our stock price could make it difficult for us to raise capital on favorable terms. Any financing we obtain may dilute or otherwise impair the ownership interest of our current stockholders.
      We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and marketable securities consist primarily of highly liquid money market funds, as specified in our investment policy guidelines. As a result, we would not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.
      We conduct our operations in two primary functional currencies: the United States dollar and the British pound. Since our acquisition of OD2 in June 2004, fluctuations in foreign exchange rates have had a significant impact on our financial condition and results of operations. We currently do not hedge our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in British pounds, except outside of the UK, where we invoice our customers primarily in euros. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries and accrued acquisition consideration relating to the OD2 transaction. For the year ended December 31, 2004, we recognized an $833,000 transaction loss on accrued acquisition consideration related to the OD2 transaction. Foreign exchange rate fluctuations and changes in foreign economic conditions did not have a material impact on our financial results in 2003 and 2002.

Contractual Obligations
      The following table provides aggregated information about our contractual obligations as of December 31, 2004 (in thousands):

	Payments Due by Period

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Contractual Obligations
Long-term debt and capital leases	$2,135	$1,135	$1,000	$—	$—
Operating leases(1)	4,199	1,779	717	398	1,305
Bandwidth and co-location purchase obligations(2)	569	510	59	—	—

Total contractual obligations	$6,903	$3,424	$1,776	$398	$1,305

(1)	Our future minimum rental commitments under noncancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations.

(2)	Many of the contracts underlying these obligations contain renewal provisions, generally for a period of one year. In addition, amounts payable under these contracts may vary based on the volume of data transferred. The amounts in the table represent the base fee amount. We also have contracts for bandwidth and collocation services that run on a month-to-month basis and for which there are no unconditional obligations. Monthly amounts due under the month-to-month contracts are approximately $235,000 and have been excluded from the table above.
      Excluded from the table above are the following:

•	We have excluded the $15.9 million of accrued acquisition consideration recorded at December 31, 2004, net of escrow of approximately $2.4 million, which is unrecorded, related to our acquisition of OD2. In addition, we have not reflected an additional unrecorded £8.8 million ($17.0 million based on exchange rates as of December 31, 2004) in contingent consideration related to our acquisition of OD2 which would have been payable upon the achievement of certain performance targets during the period ending November 30, 2006. These obligations have been satisfied as of March 2005 as described in “— Acquisition of On Demand Distribution Limited (OD2) — Payments Subsequent to December 31, 2004 and March 2005 Restructuring of Future OD2 Payment Obligations,” except that we are required under the terms of the March 2005 restructuring to make a remaining cash payment of approximately £1.6 million (approximately $3.1 million based on December 31, 2004 exchange rates) in July 2005.

•	Deferred revenue of $5.7 million has been excluded from the table above as the related liabilities will not be settled in cash.

•	Loudeye expects to issue up to 2,202,291 additional shares of its common stock, representing shares to be issued to OD2 option holders issuable upon exercise of OD2 options assumed by Loudeye in connection with the OD2 acquisition in June 2004. The associated common stock payable of $3.2 million has been excluded as the related liability will not be settled in cash.

•	Purchase commitments represent obligations under agreements which are not unilaterally cancelable by us, are legally enforceable, and specifically fixed or minimum quantities of goods or services at fixed or minimum prices. We generally require purchase orders for vendor and third party spending. There were no known contracts or purchase orders exceeding $100,000 in the aggregate.

      Since inception, we have sustained substantial net losses to sustain our growth and establish our business. For 2005, we will continue to focus on managing costs and increasing revenue. We expect the following items may represent significant uses of capital resources in the foreseeable future:

•	We have certain commitments under existing arrangements with certain licensors of copyrighted materials that may require payments estimated to be approximately $2.4 million in 2005. These amounts are included in accrued and other liabilities in the accompanying consolidated balance sheets.

•	We may enter into future transactions where we acquire complementary businesses. Such acquisitions may require the use of our capital resources.
      We believe that our existing cash, cash equivalents, and marketable securities will be sufficient to fund our operations and meet our working capital and capital expenditure requirements for 2005.
Off-Balance Sheet Arrangements
      Indemnification Obligations. In the normal course of business, we indemnify other parties, including business partners, lessors and parties to other transactions with us. We have agreed to hold the other parties harmless against losses arising from a breach of representation or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made. In addition, we have entered into indemnification agreements with certain of our officers and directors and our amended and restated certificate of incorporation and amended bylaws contain similar indemnification obligations to our officers and directors. For all agreements entered into after December 31, 2002, the fair value of potential claims has not been recorded in our financial statements because they are not material.
      Other. During February 2005, we entered into a twelve month agreement in the ordinary course of business with an internet service provider (ISP) in Europe, under which we will provide the ISP’s customers with promotional credits that may be redeemed for a range of digital media download services through February 2006. We will receive a fixed fee of €1.8 million (approximately $2.6 million based on December 31, 2004 exchange rates) under the agreement. Depending upon the actual redemption rate with respect to such promotional credits provided to the ISP’s customers during the term of the agreement, our cost of revenue associated with this agreement could vary significantly. At a zero redemption rate, our incremental cost of revenue is nominal and we would generate gross margins approximating the €1.8 million fee. Conversely, if significantly more credits are redeemed than expected, we could experience negative gross margins from this agreement of up to €715,000 (approximately $975,000 based on December 31, 2004 exchange rates). Our expectation is that actual redemption rate will fall somewhere within that range, and as such, we expect to generate positive gross margin from this agreement. If the number of credits redeemed during the twelve month term of the agreement does not reach certain minimum levels, the term of the credits may be extended for an additional twelve months. In addition, we expect to defer revenue under this agreement until the volume of digital downloads is reasonably determinable, which could result in deferral of all revenue under the agreement until February 2007. Further, as the transaction is denominated in Euros, if we do not hedge the arrangement, we could be subject to foreign currency gains or losses. As of the date of this filing, no losses had been incurred or estimated under this agreement.
Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to the impact of interest rate changes and foreign currency exchange risk.
      Interest Rate Risk. We typically invest our excess cash in high quality corporate and municipal debt instruments. As a result, our related investment portfolio is exposed to the impact of short-term changes in interest rates. Investments in both fixed rate and floating rate interest earning instruments carries a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As a result, changes in interest rates may cause us to suffer losses in principal if forced to sell securities that have declined in market value or may cause our future investment income to fall short of expectations. Our investment portfolio is designated as available-for-sale, and accordingly is presented at fair value in the consolidated balance sheet.
      We protect and preserve our invested funds with investment policies and procedures that limit default, market and reinvestment risk. We have not utilized derivative financial instruments in our investment portfolio.
      During the year ended December 31, 2004, the impact of changes in interest rates on the fair market value of our cash and cash equivalents and marketable securities caused an insignificant change in our net loss. Based on our invested cash and cash equivalents, marketable securities and restricted cash balances of approximately $43.7 million at December 31, 2004, a one percent change in interest rates would cause a change in interest income of approximately $437,000 per year. Due to the investment grade level of our investments, we anticipate no material market risk exposure. In addition, our term loan is based on the prime rate. Based on the $2.0 million balance outstanding at December 31, 2004, a one percent increase in the prime rate would increase our interest expense by $20,000 per year. We believe that the impact on the fair market value of our securities and on our operating results for 2005 from a hypothetical 1% increase or decrease in interest rates would not be material.
      Foreign Currency Exchange Risk. We develop services in the United States and the United Kingdom and sell them in North America and throughout Europe, and to a much lesser degree, in Australia and Africa. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our foreign subsidiaries’ expenses are incurred in their local currency, principally British Pounds (£) or Euros (€). As exchange rates vary, their expenses, when translated, may vary from expectations and adversely impact overall expected results.
      As foreign currency exchange rates vary, the fluctuations in revenue and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation.
      At December 31, 2004 and from a financial accounting perspective, we were obligated to pay approximately £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004) to former OD2 shareholders, in cash or common stock, at our election. Additionally, we could have been required to pay up to an additional £10.0 million (approximately $19.3 million based on exchange rates as of December 31, 2005) of contingent acquisition consideration to the former OD2 shareholders if certain performance measurements were met. Based upon the accrued acquisition consideration balance of approximately $15.9 million at December 31, 2004, if during the first quarter 2005 the U.S. dollar uniformly increases or decreases in strength by 1% relative to British pound, we would record a transaction gain or loss of approximately $160,000.
      As part of our restructuring of the remaining payment obligations to the former OD2 shareholders, the amount of the remaining obligations is £1.6 million (approximately $3.0 million based on exchange rates as of December 31, 2004) after giving effect to our cash payment of approximately £1.6 million (approximately $3.0 million based on exchange rates as of December 31, 2004) in March 2005 and the issuance of 3,554,419 shares of our common stock in March 2005 to former OD2 shareholders. Based on the estimated amount we will accrue with respect to our restructured payment obligation of £1.6 million, if the U.S. dollar uniformly increases or decreases in strength by 1% relative to British pound, we would record a transaction gain or loss of approximately $7,000.
      During 2004, we recorded a net foreign exchange transaction loss of approximately $833,000. Our operating results were not significantly affected by exchange rate fluctuations in 2002 and 2003. In addition, the results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, net sales and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our overseas operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our services and further negatively impact the results of our operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Change in Accountants
      On August 31, 2004, we engaged Moss Adams LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2004. The decision to engage Moss Adams was approved by our audit committee.
      The engagement of Moss Adams followed our receipt of notice on June 30, 2004 from PwC of its resignation as our independent registered public accounting firm pending completion of services related to the review of our interim financial statements for the quarter ended June 30, 2004. PwC’s resignation notice was disclosed on a Form 8-K filed July 8, 2004. PwC completed its services on August 31, 2004, and Loudeye’s relationship with PwC as our independent registered accounting firm ceased on that date.
      The reports of PwC on Loudeye’s financial statements for the years ended December 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle, except as follows:

•	The report for the year ended December 31, 2002 expressed substantial doubt regarding Loudeye’s ability to continue as a going concern.

•	The report for the year ended December 31, 2003 contains the following emphasis of a matter paragraph:

In June 2004, the Company acquired On Demand Distribution Limited (“OD2”). The terms of this acquisition require the payment of £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for) through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, the Company is exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration the Company must pay to the former OD2 shareholders. The Company may elect to pay amounts due to OD2’s shareholders in shares of the Company’s common stock. As a result of the Company’s acquisition of OD2, the Company will be required to provide additional funding to support OD2’s ongoing operations. There can be no assurance that the Company’s cash balances after December 31, 2004 will be sufficient to sustain its operations in 2005 and to fund the ongoing operations of OD2.
      For the period from June 6, 2002, the date PwC was engaged as Loudeye’s independent registered public accounting firm, through August 31, 2004, there were no disagreements between Loudeye and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its report on the financial statements for such year, except as follows:

In connection with Loudeye’s common stock and warrant financing completed in August 2003, PwC concluded that the warrants issued in such financing must be recorded as a liability due to the investors’ rights to receive liquidated damages in the event that a registration statement was not filed and declared effective within specified time periods. PwC further concluded that until the registration statement was declared effective the warrant liability must be marked to market with a corresponding entry in Loudeye’s statement of operations. Loudeye initially disagreed with these conclusions, but subsequently agreed to account for the warrants pursuant to PwC’s conclusions. The recommended accounting treatment is reflected in Loudeye’s financial statements for the quarter ended September 30, 2003, and further explained in Note 7 thereto. In accordance with PwC’s conclusion, the warrant liability was reclassified to equity during the fourth quarter of 2003 when the registration statement was filed and declared effective timely such that liquidated damages were not triggered. PwC has been authorized to respond fully to the inquiries of any successor independent registered public accounting firm regarding the initial disagreement.

      Other than the two material weaknesses discussed below, during the period from June 6, 2002, the date PwC was engaged as Loudeye’s independent registered public accounting firm, through August 31, 2004, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).
      As disclosed in our quarterly report on Form 10-Q for the period ended June 30, 2004, our audit committee was advised by PwC in August 2004 that during their performance of review procedures related to Loudeye’s unaudited interim financial statements for the quarter ended June 30, 2004, PwC identified two “material weaknesses” in our internal controls over financial reporting, as defined in Public Company Accounting Oversight Board, or PCAOB, Standard No. 2. As used by the PCAOB, a material weakness is “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The material weaknesses identified by PwC were as follows:

•	Insufficiently skilled personnel compounded by a lack of human resources and expected near-term significant turnover within our accounting and financial reporting functions. Also, we must improve controls surrounding adequate monitoring and oversight of the work performed by accounting and financial reporting personnel.

•	Insufficient analysis, documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.
      These material weaknesses resulted in deficiencies in the processes, procedures and competencies within our accounting and financial reporting functions which contributed to post-closing adjustments and delays in the completion and filing of our June 30, 2004 Form 10-Q.
Management’s Annual Report on Internal Control Over Financial Reporting

Overview
      Internal control over financial reporting refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Loudeye’s assets;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Loudeye’s receipts and expenditures are being made only in accordance with authorizations of Loudeye’s directors and management; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Loudeye’s assets that could have a material effect on the financial statements.

      Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Loudeye.
      Management has used the framework set forth in the report entitled “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of Loudeye’s internal control over financial reporting. As a result of the material weaknesses described below, management has concluded that the Company’s internal control over financial reporting was not effective as of the end of the most recent fiscal year. Moss Adams LLP has issued an attestation report on management’s assessment of Loudeye’s internal control over financial reporting which appears elsewhere in this prospectus.
      For the year ended December 31, 2004, management’s assessment of our internal control over financial reporting has been limited to our operations excluding Overpeer and OD2 since we are permitted to exclude subsidiaries which we acquired during fiscal year 2004 from our internal control assessment at that date pursuant to the guidance from the Division of Corporation Finance and Office of the Chief Accountant of the Commission contained in the release captioned Frequently Asked Questions (revised October 6, 2004) regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Overpeer and OD2 represented 12% of Loudeye’s total consolidated assets as of December 31, 2004, and 49% of total consolidated revenue for the year ended December 31, 2004.

Terms Used in Discussing Internal Control over Financial Reporting
      There are a number of accounting terms that are used by companies, their independent registered public accounting firms and regulators to describe the effectiveness of a company’s internal control over financial reporting. To facilitate a reader’s understanding of our disclosures, we have included definitions of several of the key terms below as defined under standards established by the Public Company Accounting Oversight Board or “PCAOB”:

•	The term “material weakness” is defined by the PCAOB as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected in a future period.

•	The PCAOB defines a “significant deficiency” as a control deficiency or combination of control deficiencies that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more-than-remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

Summary of Actions Relating to Review and Assessment of Loudeye’s Internal Control over Financial Reporting
      Set forth below is a summary of actions that we have taken and that we plan to take with respect to our review and assessment of our internal control over financial reporting.

•	Risk assessment and planning. In May and June 2004, we performed a risk assessment to guide our overall internal control review process to focus on critical areas. We continued the risk assessment and planning procedures into 2005 as part of our integration of our expanded finance and accounting team. We anticipate conducting similar risk assessment and planning procedures at our Overpeer and OD2 subsidiaries beginning in March 2005 with a target completion date of May 2005.

•	Review and supplementation of existing documentation of internal control over financial reporting. In June and July 2004, we conducted an initial review of our significant financial accounting processes to identify existing controls and procedures and, together with our outside consultants, in July 2004 we began the process of documenting these controls and procedures. We had not completed documenting all of our controls and procedures at the process, transaction and application level as of December 31, 2004. Documentation continued in 2005 and we completed documentation of our revised controls and procedures in February 2005 for our operations excluding Overpeer and OD2. We anticipate beginning the documentation phase at our Overpeer and OD2 subsidiaries in March 2005 with a target completion date of June 2005.

•	Review of financially significant general computing controls. Beginning in November 2004, we engaged outside consultants to assist us with our review and risk assessment of internal control over financial reporting relating to our financially significant general computer controls. Through March 2005, we defined several objectives with respect to our review of financially significant general computer controls, including:

•	Identification of computer control activities, which are the policies and procedures we implement such as approvals, authorizations, verifications, reconciliations and security of assets;

•	Review, revision and supplementation of control information generated by our computer systems that is used in identifying and capturing data; and

•	Developing process documentation, such as policy manuals, accounting memoranda and flowcharts. We completed our review in March 2005 for our operations excluding Overpeer and OD2. We began review of financially significant computer controls at our Overpeer and OD2 subsidiaries in February 2005, and we have established a target completion date for this review of June 2005.

•	Remediation of control deficiencies (including significant deficiencies and material weaknesses). As discussed further below, we have identified material weaknesses in our internal control over financial reporting as of December 31, 2004. We intend to take a proactive approach to remediate these weaknesses. Our remediation efforts with respect to each if the material weaknesses that we have identified are discussed below.

•	Internal test plan development and testing. We had not developed an internal test plan as of December 31, 2004. During the first quarter 2005 we developed an internal test plan and together with our outside consultants performed tests of our internal control over financial reporting as of December 31, 2004 for our operations excluding Overpeer and OD2. However, because our remediation efforts of the material weaknesses we identified prior to December 31, 2004 were not complete as of the December 31, 2004 measurement date, management has concluded that it was not able to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004. We anticipate that we will begin our testing of our internal control over financial reporting with respect to fiscal 2005 in April 2005. We may conclude following our testing that there are further significant deficiencies or material weaknesses in the design or operating effectiveness of our internal control over financial reporting.

•	External testing. Following the completion of our 2004 internal testing, Moss Adams performed its own testing of our internal controls in order to complete the review required by Section 404 of the Sarbanes-Oxley Act of 2002. Moss Adams LLP has issued an attestation report on management’s assessment of Loudeye’s internal control over financial reporting which appears elsewhere in this prospectus.

•	Development of a monitoring plan. In March 2005, we began developing an ongoing monitoring system to facilitate continuous monitoring of our internal control over financial reporting. We anticipate that this plan will include the regular and periodic refreshing of documentation, reassessment of controls and their effectiveness, reporting of any significant changes or control deficiencies, corrective action and testing as necessary and regular management updates.

Material Weaknesses Identified Prior to December 31, 2004
      As discussed above in this prospectus under “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure — Change in Accountants,” we identified two material weaknesses in our quarterly report on Form 10-Q for the quarter ended June 30, 2004. In management’s opinion, our assessment in August 2004 that we had the above-referenced material weaknesses in our internal controls over financial reporting resulted from the following circumstances. In March 2004, we hired a new executive vice president and chief financial officer. In May 2004, based on an evaluation of our existing accounting and finance resources, management developed a plan to restructure our accounting and financial reporting functions. This plan included both the addition of new personnel and the replacement of certain personnel. In July 2004, after details of the restructuring plan became known to our accounting and finance staff and following consummation of our acquisition of OD2, four of the five members of our accounting and finance departments announced their intention to leave. These included our senior vice president of finance, our financial reporting specialist, our assistant controller, and our accounts payable and payroll benefits manager. Our financial reporting specialist terminated his employment in July 2004. Although the other three individuals agreed to remain with Loudeye on an interim basis, the limited personnel within our accounting and finance departments during the period that we were preparing our financial statements for the second quarter of 2004 and their relative lack of experience and expertise in accounting for significant non-routine transactions, such as our acquisition of OD2, resulted in our inability to properly account for our acquisition of OD2 in the initial closing financial statements that were reviewed by PwC. In particular, our accounting and finance staff initially made the closing entries described below relating to our acquisition of OD2 in the accounts that were reviewed by PwC, which entries were ultimately adjusted prior to filing our quarterly report on Form 10-Q for the period ended June 30, 2004. These entries and adjustments consisted of the following:

•	Accounting for OD2 minority interest. We acquired 92.68% of the shares of OD2 on June 22, 2004. As of June 30, 2004, we had not yet acquired the remaining 7.32% of OD2’s capital stock. In our initial closing financial statements reviewed by PwC, we recorded the following entries relating to the 7.32% of OD2’s shares that we had not acquired as of June 30, 2004:

•	We recorded approximately $1.5 million of both goodwill and minority interest relating to the fair value of the 7.32% of OD2’s shares which we had not acquired as of June 30, 2004. Following review by PwC, it was determined that the minority interest should have been recorded at its historical basis and, further, in accordance with Accounting Research Bulletin No. 51, paragraph 15, it was determined that because the accounts of OD2 at the date of acquisition reflected an accumulated deficit, no amount should have been recorded for minority interest. Accordingly, we eliminated the minority interest entry from the balance sheet and reduced goodwill by a corresponding $1.5 million.

•	We recorded a credit in our statement of operations for the period ended June 30, 2004 of $22,660 which represented the minority interest in OD2’s loss for the period from June 22, 2004 through June 30, 2004. Following review by PwC and in accordance with Accounting Research Bulletin No. 51, paragraph 15, it was determined that this credit relating to minority interest was not appropriate because the accounts of OD2 at the date of acquisition reflected an accumulated deficit. Accordingly, we reversed this credit and recorded 100% of the operating loss from OD2’s operations for the period from June 22, 2004 through June 30, 2004 in our statement of operations for the period ended June 30, 2004.

•	We recorded approximately $17.5 million of additional deferred consideration payable to the former OD2 shareholders through November 30, 2005 in our balance sheet as of June 30, 2004, which included approximately $1.2 million associated with the 7.32% minority interest that we did not own as of that date. Following review by PwC, it was determined that including the portion of this additional consideration relating to the minority interest that we had not yet acquired was not appropriate. Accordingly, we reduced the current and long term portion of accrued acquisition consideration initially recorded on the June 30, 2004 balance sheet by $921,000 and $324,000 respectively, and reduced goodwill on the balance sheet by a corresponding amount of approximately $1.2 million.

•	Accounting for OD2 escrow consideration. In our initial closing financial statements delivered to PwC, the stockholders’ equity portion of Loudeye’s balance sheet as of June 30, 2004 included 2,072,369 shares of common stock issued to certain of OD2’s principal shareholders which are being held in escrow by us for 18 months to satisfy claims we may have with respect to breaches of representations, warranties and covenants, indemnification claims and working capital adjustments. In the aggregate, these shares represented 15% of the total stock consideration initially payable in the transaction. In addition, the additional accrued acquisition consideration payable in connection with the transaction set forth in our initial closing financial statements delivered to PwC was approximately $17.5 million, and included approximately $2.6 million of consideration payable to these principal shareholders which, when payable, would also be placed in escrow to satisfy any of the aforementioned claims that may be made.

Following review of these entries by PwC and after further review of applicable accounting literature, we determined that these escrowed shares and the approximately $2.6 million of accrued acquisition consideration to be issued into escrow should be excluded from our financial statements as of June 30, 2004, because the outcome of the contingency related to the escrow amounts was not determinable beyond a reasonable doubt as of June 30, 2004. We adjusted these entries accordingly.

•	Accounting for OD2 foreign exchange transaction gain. The deferred acquisition consideration was denominated in U.K. pounds. Our initial closing financial statements delivered to PwC did not account for any foreign currency exchange rate fluctuation related to our deferred payment obligations during the period from June 22, 2004 to June 30, 2004. Following review of these entries by PwC, we adjusted downward the amount of the deferred consideration payable to the OD2 shareholders and recorded $183,000 of foreign currency transaction gain in “other income” to account for exchange rate fluctuations during this period.
      Each of the above-referenced adjustments to our second quarter financial statements was made prior to the filing of our quarterly report on Form 10-Q for the period ended June 30, 2004, which we filed with the SEC on August 31, 2004, and each such adjustment is reflected in the financial statements included in such Form 10-Q. The material weaknesses described above resulted in deficiencies in the processes, procedures and competencies within our accounting and financial reporting functions which contributed to post-closing adjustments and delays in the completion and filing of our quarterly report on Form 10-Q for the period ended June 30, 2004. We delayed the filing of our quarterly report on Form 10-Q for the period ended June 30, 2004 to resolve the accounting issues relating to the OD2 acquisition and to ensure that our second quarter financial statements properly accounted for the transaction.

Management’s Assessment
      Management has determined that, as of the December 31, 2004 measurement date, there were deficiencies in both the design and the effectiveness of our internal control over financial reporting. Management has assessed these deficiencies and determined that there were eight material weaknesses in Loudeye’s internal control over financial reporting. As a result of our assessment that material weaknesses in our internal control over financial reporting existed as of December 31, 2004, management has concluded that our internal control over financial reporting was not effective as of December 31, 2004. The existence of a material weakness or weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. Moss Adams LLP has issued an attestation report concurring with management’s assessment of Loudeye’s internal control over financial reporting which appears elsewhere in this prospectus.
      We first reported material weaknesses in our internal control over financial reporting in August 2004. We have included in the disclosure below all material weaknesses we have identified to date.
      Management and our audit committee have assigned a high priority to the short- and long-term improvement of our internal control over financial reporting.
      We have listed below the nature of the material weaknesses we have identified, the steps we are taking to remediate these material weaknesses and when we expect to have the material weaknesses remediated.
      Deficiencies pertaining to insufficiently skilled personnel and a lack of human resources within our finance and accounting reporting functions. As described above, we first identified this material weakness in August 2004. During 2004 we experienced complete turnover of the personnel in our finance and accounting department. The lack of appropriately skilled personnel could result in material misstatements to financial statements not being detected in a timely manner.

•	Remediation. During the fourth quarter of 2004, we filled four of five (two with temporary personnel) then existing positions within our accounting and finance department and created and filled three new positions in our accounting and finance departments. As a result, our accounting and finance staff consists of significantly more personnel with more accounting experience than was the case during the second and third quarters of 2004. However, as all planned personnel were not hired as of December 31, 2004, our remediation efforts were not complete as of the December 31, 2004 measurement date.

During the first quarter of 2005, we hired two permanent employees to replace the temporary personnel and filled the fifth existing position.

Although our Overpeer and OD2 subsidiaries were outside the scope of our assessment of our internal control over financial reporting as of December 31, 2004, we have already identified a potential need to hire additional qualified personnel for our finance and accounting function at OD2.

•	Timing. With the completion of our hiring efforts during the first quarter of 2005, we believe as of the date of this prospectus that we have remediated this material weakness.
      Insufficient oversight of financially significant processes and systems, including deficiencies relating to monitoring and oversight of the work performed by our finance and accounting personnel. As described above, we first identified this material weakness in August 2004. Due primarily to the lack of human resources in our accounting and finance department during most of 2004, we noted deficiencies related to insufficient review and approval and documentation of the review and approval of the work being performed by employees within our accounting and finance department relating to the following matters:

•	All journal entries.

•	Periodic reconciliations of sub ledgers, balance sheet and income statement accounts.

•	Payroll and employee benefit related processing and accounting.

•	Royalty related tracking, reporting and accounting.

•	Processes related to the invoicing of customers and the processing of credits to customers.

•	Processes related to the purchasing of and the payment for goods and services received.

•	Accrual of expenses.

•	Documents supporting the monthly, quarterly and annual consolidation and general ledger closing process.

•	Periodic financial reporting.
      As a result, Loudeye does not have sufficient internal control over financial reporting to ensure underlying transactions are being appropriately and timely accounted for, which could lead to material misstatements in the financial statements not being detected in a timely manner.

•	Remediation. In the fourth quarter 2004, we began to implement new controls and procedures designed to ensure proper oversight of work performed by employees in our accounting and finance functions. As of December 31, 2004, these efforts were not complete or sufficiently integrated into our existing control environment.

In the first quarter 2005, our remediation efforts have continued, aided by the additional staff we have hired within our accounting and finance department. For example, we have established new reconciliation, review and documentation requirements for finance and accounting employees to ensure that:

•	Journal entries, including the appropriate supporting documentation, are reviewed, approved and documented prior to being posted to the general ledger.

•	Sub ledgers, balance sheet and income statement accounts are periodically reconciled, including the clearing of any reconciling items, and reviewed and approved in a timely manner.

•	Payroll and employee benefit calculations, payments and related journal entries are reviewed, approved and documented prior to posting in the general ledger.

•	Royalty related tracking, reporting and accounting is reviewed, approved and documented in a timely manner.

•	System generated reports, invoicing support, and credit requests are reviewed, approved and documented prior to posting to the general ledger.

•	Invoices received for goods and services are properly approved and invoice coding is reviewed, approved and documented prior to posting to the general ledger.

•	Open purchase orders are periodically reviewed, investigated as necessary and documented. Support and the basis for accruals of amounts in the general ledger is reviewed, approved and documented prior to posting to the general ledger.

•	Documents supporting the monthly, quarterly and annual consolidation and general ledger closing process are reviewed, approved and documented as part of the periodic closing process. Income statement and balance sheet accounts are reviewed approved and documented monthly using actual to budget and/ or actual to prior period actual comparisons.

•	Supporting working papers and documentation for financial data included in all financial reports are reviewed, approved and documented. Final signed copies of SEC filings are retained.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.
      Deficiencies pertaining to the lack of controls or ineffectively designed controls. We noted that there are an insufficient number of effectively designed controls or there are ineffectively designed controls to ensure that:

•	All revenue transactions occurred, are accurately calculated in accordance with the terms of the applicable contract, are processed properly and are accurately reflected in the proper period in the general ledger.

•	All royalty transactions occurred, are accurately calculated in accordance with the terms of the applicable contract, are processed properly and are accurately reflected in the proper period in the general ledger.

•	All revenue transactions are properly authorized before entry into the general ledger.
      As a result, adjustments to our revenue and royalty accounts and financial statements could occur.

•	Remediation. We did not complete any significant remediation efforts with respect to this material weakness during the year ended December 31, 2004. Beginning in March 2005, we focused our remediation efforts with respect to these deficiencies on designing automated systems for tracking, reporting and recording revenue generating transactions and associated royalty obligations.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.
      Deficiencies in our general computer controls relating to financially significant applications and business processes, including application level design and documentation deficiencies. As a result of these deficiencies, we were unable to rely upon general computer controls to perform as expected over time and we were unable to demonstrate through testing that our internal controls that depend upon general computer controls were operating effectively.
      We identified design deficiencies in our general computer controls including:

•	Insufficient approval and testing processes for internally developed software integrated into financially significant business processes.

•	Insufficient password management and unauthorized sharing of passwords.

•	Insufficient physical access controls that could allow unauthorized access to our general computer controls.
      We also identified deficiencies relating to documentation of our general computer controls including:

•	Insufficient formal documentation of the approval and testing process of internally developed software integrated into financially significant business processes and changes to those programs.

•	Insufficient formal documentation to support system usage and maintenance.

•	Insufficient formal documentation to support the design effectiveness of financially significant general computer controls, such as the controls surrounding the capturing and reporting of data from our music sample service or our encoding services.
      Examples of the control objectives with respect to which we were not able to demonstrate that our existing control activities were operating effectively as a result of deficiencies in our information technology general controls include:

•	The proper capture, input, validation and processing of all data related to customer invoicing and revenue recognition.

•	The proper capture, input, validation and processing of all data related to the calculation, tracking, reporting and recording of royalties.

•	The proper processing of data related to fixed asset additions and deletions and the calculation of periodic depreciation expense.
      As a result, errors in our financial statements that have not been prevented or detected by our information technology and general computer controls could occur.

•	Remediation. In the fourth quarter 2004, we began to document controls and procedures designed to ensure proper oversight of work performed by employees in our information technology operations and program and development functions. We began work to ensure that:

•	A software development lifecycle (SDLC) methodology is documented and controls relevant to testing and approvals are implemented as designed.

•	A “change management” process is documented and controls relating to approvals are implemented as designed.

•	Controls are implemented for managing security and physical access to systems, data, and applications that support financial reporting.

•	Access policy and controls include a periodic review by management of access privileges.

•	Transaction flows for applications that capture and report financial data are properly documented.

•	Timing. As of December 31, 2004, our remediation efforts were not complete, and during the first quarter of 2005 we continued to document controls and procedures designed to ensure proper oversight of work performed by employees in our information technology operations and program and development functions.

We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second quarter and third quarter of 2005.
      Deficiencies relating to insufficient analysis, documentation and review of the selection and application of generally accepted accounting principles, or GAAP, to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto. We first identified this material weakness as it relates to significant non-routine transactions in August 2004 in connection with completing our quarterly report on Form 10-Q for the quarter ended June 30, 2004 and the accounting treatment relating to our acquisition of or OD2. See the discussion above under the heading “— Material Weaknesses Identified Prior to December 31, 2004.”
      In addition, during the preparation of our financial statements for the year ended December 31, 2004, we made revisions of classification with regard to expenses incurred during the years ended December 31, 2003 and 2002. Such revisions of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported. These revisions of classification are consistent with this material weakness and related to the following:

•	Regent Fees. We revised our classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation during the year ended December 31, 2003, from special charges — other to general and administrative expense in the current presentation as we determined that these expenses were not restructuring charges in accordance with FAS 146 and were more appropriately classified as general and administrative expense.

•	Amortization of Intangible Assets. We revised our classification of amortization of acquired technology and capitalized software costs totaling approximately $269,000 in 2003 and $1.3 million in 2002 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature.

•	Impairment of Intangible Assets. We revised our classification of impairment charges related to acquired technology and capitalized software costs totaling approximately $601,000 in 2003 and $694,000 in 2002 from operating expenses — special charges — other to cost of revenue in the current presentation as we determined that these charges were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature.
      As a result, Loudeye does not have sufficient internal control over financial reporting to ensure that underlying non-routine transactions are appropriately and timely accounted for in the general ledger.

•	Remediation. During the fourth quarter 2004, we filled four of five (two with temporary personnel) then existing positions within our accounting and finance department and created and filled three new positions in our accounting and finance departments. During the first quarter 2005, we hired two permanent employees to replace the temporary personnel and filled the fifth position. As a result, our accounting and finance staff consists of significantly more personnel with more accounting experience than was the case during the second and third quarters of 2004.

We have also implemented processes by which the classification of expenses, significant revenue related and non-routine transactions are reviewed for application of GAAP by accounting and finance personnel with appropriate subject matter expertise, by members of senior management, and, where appropriate by our audit committee or our board of directors. However, because we had not filled all of the vacancies in our accounting and finance department as of December 31, 2004, our remediation efforts with respect to this material weakness were not complete as of the December 31, 2004 measurement date.

•	Timing. We completed our hiring efforts during the first quarter 2005. We will continue to monitor our remediation efforts with respect to this material weakness.
      Failure to appropriately assess and monitor the effectiveness of controls executed by third party service providers, and to adequately implement and/or maintain customer level controls related to the provision of services by third party service providers. We identified design deficiencies in our customer level controls including:

•	Failure to provide timely written notification to third party service providers of changes in Loudeye authorized personnel that result from Loudeye employee terminations.

•	Insufficient review and approval, and insufficient documentation of review and approval, of input reports prior to their submission to the service provider and of output reports received from service providers.
      As a result, the information and reports from third-party service providers received and utilized by us may contain errors.

•	Remediation. In the fourth quarter 2004, we began to implement new controls and procedures designed to ensure proper oversight of work performed by employees in our accounting and finance functions. As of December 31, 2004, these efforts were not complete.

In the first quarter 2005, our remediation efforts have continued, aided by the additional staff we have hired within our accounting and finance department. For example, we have established new reconciliation, review and documentation requirements for finance and accounting employees to ensure that, among other things, payroll and benefit related reports are reviewed and approved prior to submission to the third party provider and that output reports received from the service provider are also reviewed and approved. Additionally, we expect to put controls in place to ensure we provide timely written notification to third party service providers of changes in authorized Loudeye personnel.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarters of 2005.
      Inadequate entity-level controls. As of December 31, 2004, we did not have effective entity level controls with respect to our overall control environment and monitoring efforts as defined in the COSO framework. The pervasive nature of the material weaknesses in our internal control over financial reporting in itself constitutes a material weakness. We failed to systematically communicate company-wide policies and procedures and to uniformly and consistently communicate the importance of controls. We also had failed to implement processes to ensure periodic monitoring of our internal control activities. As a result, management concluded that there are deficiencies in the design and execution of our entity-level controls that constitute a material weakness in our internal control over financial reporting and errors in our financial statements that have not been prevented by our entity level controls could occur.

•	Remediation. In the fourth quarter 2004, we began to implement new controls and procedures designed to ensure that company-wide policies and procedures are systematically communicated and that documentation evidencing employees’ receipt thereof is retained. In the first quarter 2005, we also began developing an ongoing monitoring system to facilitate continuous monitoring of our internal control over financial reporting.

•	Timing. As of December 31, 2004, these efforts were not complete and we are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the second and third quarter 2005.
      Inability to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004. We were unable to demonstrate through testing the effectiveness of our remediation efforts with respect to the material weaknesses described above. Our processes with respect to quarterly and annual controls, such as our control processes relating to general ledger close procedures and periodic financial reporting, were not fully implemented until the fourth quarter 2004. Although we believe these processes were designed effectively as of December 31, 2004, there was an insufficient sample base to enable us to demonstrate through testing that these controls were operating effectively as of December 31, 2004.

•	Remediation. We have dedicated significant internal and external resources to our remediation efforts with respect to material weaknesses in our internal control over financial reporting as noted above. We expect to have a sufficient sampling base to enable us to test the effectiveness of our remediation efforts at future measurement dates and testing periods for our internal control over financial reporting.

•	Timing. We are continuing to remediate these deficiencies and anticipate completing our remediation efforts during the third quarter 2005.
      The steps described above, including the hiring of additional qualified accounting and finance personnel, are designed to ensure that management’s evaluation of our internal control over financial reporting is thorough and complete and that a timely and appropriate remediation plan is implemented. Our audit committee is overseeing management’s assessment and its implementation of a remediation plan and is prepared to take additional measures, where necessary, to ensure that management has the required resources in place to address known and not yet identified material weaknesses, significant control deficiencies and other control deficiencies. The effectiveness of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review, as well as audit committee oversight, and we may make additional changes to our internal controls and procedures. Although we have undertaken the foregoing initiatives, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that have not previously been identified.
      Management estimates that we will incur additional costs in connection with our remediation efforts including outside advisor fees and incremental personnel costs. Management estimates that these costs will aggregate approximately $1 million for the fiscal year ended December 31, 2005.
      Except as disclosed above regarding remediation efforts we conducted in the fourth quarter 2004 with respect to known material weaknesses and deficiencies in our internal control over financial reporting, there were not any changes in our disclosure controls and procedures, including our internal control over financial reporting, during the quarter ended December 31, 2004, that had materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures, including our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL
To the Board of Directors and Stockholders of
Loudeye Corp.
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that Loudeye Corp. and subsidiaries (the Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the eight material weaknesses identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      Management’s report on internal control over financial reporting as of December 31, 2004, and our audit thereof, excludes consideration of internal control over financial reporting for Overpeer, Inc. and On Demand Distribution, Ltd., two subsidiaries acquired by the Company during the year ended December 31, 2004. Overpeer, Inc. and On Demand Distribution, Ltd. represented 12% of the Company’s total consolidated assets as of December 31, 2004, and 49% of the Company’s total consolidated revenue for the year ended December 31, 2004.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment.

      1. Inadequate personnel in finance and accounting — The Company has insufficiently skilled personnel and a lack of human resources within the Company’s finance, accounting, and reporting functions. The lack of appropriately skilled personnel could result in material misstatements to financial statements not being detected in a timely manner.
      2. Inadequate oversight and monitoring of financial processes and financial and accounting personnel — The Company has insufficient oversight of financially significant processes and systems, including monitoring and oversight of the work performed by the Company’s finance and accounting personnel. The processes and systems with insufficient oversight and monitoring include the review and approval, and documentation of the review and approval, of journal entries; periodic reconciliations of subsidiary ledgers, balance sheet and income statement accounts; payroll and employee benefit related processing and reporting; royalty related tracking, reporting, and accounting; invoicing of customers and the processing of customer credits; purchasing of and payment for goods and services received; accrual of expenses; general ledger closing; and the monthly, quarterly, and annual consolidation and financial reporting process. As a result, the Company does not have sufficient internal control over financial reporting to ensure underlying transactions are being appropriately and timely accounted for, which could lead to material misstatements in the financial statements not being detected in a timely manner.
      3. Inadequate or ineffectively designed controls — The Company has an insufficient number of effectively designed controls or ineffectively designed controls to ensure that revenue and royalty transactions are calculated, processed, and accurately reflected in the proper period in the general ledger. As a result, adjustments in the Company’s revenue and royalty accounts and financial statements could occur.
      4. Inadequate information technology and general computer controls — The Company does not have adequate information technology and general computer controls over its information systems control environment, including application level design and documentation controls. As a result, the Company is unable to rely upon information technology general controls to perform as expected over time. The processes with inadequate controls include the integration of internally developed software into financially significant business applications; password management and sharing; and physical access to information technology systems. In addition, the Company has insufficient documentation of their general computer controls and was unable to demonstrate through testing that their information technology dependent controls were operating effectively. As a result, errors in the Company’s financial statements that have not been prevented or detected by the Company’s information technology and general computer controls could occur.
      5. Inadequate analysis, documentation, and review of significant non-routine transactions — The Company does not have adequate controls relating to the analysis, documentation, and review of the selection and application of generally accepted accounting principles, to the classification of amortization and impairment charges related to certain intangible assets, business acquisitions, and other non-routine transactions, and the preparation of financial statement disclosures relating thereto. As a result, the Company does not have sufficient procedures to ensure significant underlying non-routine transactions are appropriately and timely accounted for in the general ledger.
      6. Inadequate monitoring of controls for third-party service providers — The Company has inadequate controls over the assessment and monitoring of the effectiveness of controls executed by third party service providers related to the implementation and/or maintenance of customer level controls. As a result, the information and reports from third-party service providers received and utilized by the Company may contain errors.
      7. Inadequate entity-level controls — The Company does not have effective entity level controls with respect to the overall control environment and monitoring. There are inadequacies in the process for systematic communication of company-wide policies and procedures to all employees, including a lack of uniform and consistent communication of the importance of controls. The pervasive nature of the material weaknesses in the Company’s internal control over financial reporting in itself constitutes a material weakness. There are also inadequacies in the Company’s process to ensure periodic monitoring of internal control activities. As a result, errors in the Company’s financial statements that have not been prevented or detected by the Company’s entity level controls could occur.
      8. Inadequate demonstration of control effectiveness through testing — The Company was unable to demonstrate through testing that the Company’s internal control over financial reporting was effective for certain processes as required by the COSO criteria. The controls that the Company was unable to test included the quarterly and annual general close procedures and financial reporting.
      These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report on financial statements dated March 25, 2005 on those financial statements.
      In our opinion, management’s assessment that Loudeye Corp. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the control criteria, Loudeye Corp. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
      We do not express an opinion or any other form of assurance on management’s statements referring to remediation or timing in management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

/s/ Moss Adams LLP
Seattle, Washington
March 25, 2005

BUSINESS
Overview
      We are a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering. This service offering ranges from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital media store services, wireless music services, and streaming Internet radio and music sample services. Our outsourced solutions can decrease time-to-market for our customers while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable our customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models.
      In June 2004, we acquired On Demand Distribution Limited, or OD2, a leading digital music service provider in Europe, creating what we believe is the world’s largest business-to-business focused digital media services company. The acquisition expands our customer base to include customers in over 20 countries, including the U.S., major European countries, Australia and South Africa. Some of our combined customers include Amazon.com, Inc., America Online, Inc., Apple Computer, Inc., Belgacom Group, Cingular Wireless (formerly AT&T Wireless Services, Inc.), The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony BMG Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc.
      The use of the Internet and wireless networks as a medium for media distribution has continued to evolve and grow in recent years. Traditional media and entertainment companies, such as major recorded music companies, or music labels, have in recent years faced significant challenges associated with the digital distribution of music. These companies have now licensed the rights to some of their digital music content for distribution and sale online and on wireless networks on a subscription or individual track or album basis. Additionally, retailers and advertisers have expanded their use of digital content in the marketing and selling of their products and services. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online and over wireless networks through new and existing retail channels, and consumers have begun to purchase and consume content using personal computers, mobile devices and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.
      We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet, wireless networks and other emerging technologies. These services encompass a variety of related services and provide the primary components needed to address the management and delivery of digital media on behalf of our customers.
      The following is a description of our digital media services segment and our media restoration services segment.
      Digital media services segment. We currently have three primary service offerings in our digital media services segment: digital media store services, core services and content protection services. Our business model provides for a blend of higher margin revenue, generated by each of our service lines, and lower margin, yet scalable, revenue generated by the digital download and e-commerce services of our digital media store services. A more detailed description of each of our major service offerings follows.

•	Digital media store services. Digital media store services include our end-to-end digital music store solution provided on a “white-labeled” basis to retailers and brands throughout the world. As a business-to-business provider, our services enable brands of varying types, including retailers and e-tailers, portals, ISPs, and mobile operators, to outsource all or part of their digital media retailing activities. By leveraging our proprietary technology and infrastructure, we provide our customers with a highly scalable consumer-facing digital media commerce and delivery solution. Our services include hosting, publishing and managing digital media content, and delivering such content to end consumers on behalf of our customers. Our services support private label user interfaces and customized templates, and can readily function across both internet and mobile delivery protocols. Our services are designed to have the look, feel and branding of the retailer’s existing commerce platform, and support integration to a customer’s website, wireless applications, inventory, account management, and commerce and billing systems. Additionally, our music store services provide digital rights management and licensing; usage reporting; digital content royalty settlement; customer support and publishing related services. Our services provide for the delivery of digital content in various forms, such as full-song download or streaming, and rich media ring tunes, for both internet and wireless based applications. We offer a variety of consumer usage and commerce alternatives for our customers. Our end-to-end solution provides fully-integrated payment functionality supporting multiple end consumer payment alternatives as well as support for multiple languages, offering multinational customers a worldwide solution. We expect to extend our store services offerings from our established base in music stores to other digital media, such as video, music video and games.

As part of our end-to-end music store solutions, we have secured licenses and cultivated relationships with the four major recorded music companies and hundreds of independent record labels around the globe. Our rights portfolio currently available for inclusion in our music store solution encompasses licenses in over 20 countries and more than 1.3 million individual tracks available for sale by our customers to end consumers.

•	Core services. Core services include a suite of digital media services provided to both content owners and retailers. We generate the majority of our revenue in this area from fees for encoding and fulfillment services we perform for EMI Music and various independent label catalogs, and from our leading samples service. Within core services, we provide a variety of back-end services to most of the digital music services that have launched in the last few years. Examples of these services include:

•	Digital media supply chain services. Our proprietary systems and technology enable the scalable archiving and retrieval of large libraries of digital media assets, or digital content. Digitized masters of the media assets are stored on our high-capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content. Such storage and access capabilities enable digital content to be processed and converted into different digital formats pursuant to our customers’ specifications via our proprietary encoding and transcoding systems. To transmit digital content over the Internet or other advanced digital distribution networks, the uncompressed, digitized content must be converted into compressed, network-compatible digital formats. Our encoding services enable the conversion of such content into a particular form, along with the relevant metadata, such that the content can be readily and rapidly distributed over various distribution networks. Encoding large catalogs of content in an efficient manner is a complex process that requires highly scalable technology and supporting infrastructures. Digital encoding formats and technologies continue to evolve and often conflict with one another. As a result, content owners often convert their digital assets into multiple formats and codecs (which are algorithms that reduce the number of bytes consumed by large files and programs) to support their distribution strategies. Additionally, the encoding process for a particular item (or for an entire library) is often repeated as a result of the introduction of new formats or distribution platforms. Our innovative digital media supply chain services address these challenges by providing an outsourced solution for the archiving, management, processing and distribution of our customers’ digital assets. Our digital media supply chain services also provide watermarking, encryption, metadata and other digital rights management services to enable our customers to protect and manage their content digitally. We also provide project analysis, as well as consulting and other related services to support the digital fulfillment of encoded content libraries for content owners and retailers worldwide.

•	Digital media content services. We provide a hosted end-to-end streaming service that delivers high quality music samples to customers in the online and mobile entertainment sectors. Our music samples service consists of streaming digital content, or more specifically selections of such content, commonly referred to as samples, clips or previews. Digital media samples are used by customers for many purposes, including increasing online content sales, user traffic and customer retention. We also provide an interactive Radio service, or “iRadiotm”. The Loudeye “iRadiotm” service offers 100 channels of CD-quality streaming music delivered through a partner’s own privately branded player interface. It is capable of supporting delivery to a range of consumer music devices and appliances. The iRadio service can be deployed online for web-based retailers and portals, as well as offline for consumer electronic devices and appliances, digital home entertainment systems and other digital broadcasting outlets.

•	Content protection services. Content protection services include our anti-piracy services provided to content owners to protect against the unauthorized distribution of content on peer-to-peer networks. Our content protection services provide a comprehensive solution to combat the proliferation of illegal content sharing and downloads typically found on peer-to-peer networks on a global basis. The services, which are available globally, include Titanium, a service featuring the industry’s leading anti-piracy service level agreement (SLA) guaranteeing up to 99% effectiveness in preventing the illegal sharing of digital content over peer-to-peer networks. Our services also include providing content owners powerful data mining and analytical tools and comprehensive information on digital media usage and sharing on peer-to-peer networks. We also offer the potential of targeted promotional services redirecting potential consumers to legitimate services as a means for companies to capitalize on previously untapped revenue streams across content sharing networks. We currently protect approximately 70,000 digital content titles and block hundreds of millions of download sessions each month, across all major peer-to-peer protocols.
      Media restoration services segment. In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of our revenue in 2004, and we anticipate media restoration services will represent an insignificant portion of our revenue in the future.
Industry Background
      The digital media industry encompasses many sectors, software and technologies. Companies operating in the digital media industry focus on developing and deploying innovative technologies to perform, promote and distribute audio and video content over the Internet and over other digitally-enabled channels such as personal computers, televisions, mobile phones and other portable devices.
      During 2004, digital media continued to grow as a broad-based tool for communications, online media promotions and the distribution of content, particularly in the media, entertainment and corporate sectors. This growth has been driven in large part by an increase in broadband adoption, growth in the market for portable digital media devices and significant improvements in streaming technologies capable of delivering high quality content in smaller file sizes. A critical trend in these technology and streaming format enhancements is a marked increase in ease of use and effectiveness of streaming media, including, in some cases, instant access to streaming content without buffering. At the same time, content owners such as major media companies, film studios and record labels are providing more content in a digital format to capitalize on these opportunities.

      The digital media industry has undergone significant changes since early 2003, and is rapidly adapting to satisfy the growing consumer and business demand for digital media services. Jupiter Research predicts that the market for full-track downloads in the U.S. will increase to nearly $1.8 billion in 2009. Key trends in the industry over the past year have included:

•	Wide proliferation of digital music technologies and devices. Digital media is no longer confined to personal computers. For example, since early 2003 there has been a significant and continuous increase in the number of portable digital music players, as well as an increase in the usage of digital music on other mobile devices. We expect that a large portion of this growth will come from multipurpose digital media players such as mobile phones, DVD players, gaming devices and digital video recorders, or DVRs. Yankee Group estimates that the worldwide ringtone market is approximately $3 billion, with the U.S. accounting for $159 million of this amount. New technologies also enable new ways to purchase and consume music. Music subscription services are expected to account for approximately $803 million, or 6%, of U.S. music sales by 2007, according to Forrester Research.

•	Major record labels began licensing content. Music companies have faced stagnation in growth of new CD sales over the past three years, which they blame in part on illegal file swapping and other illegitimate means of copying and transferring copyrighted music. To create a legal means to meet the strong consumer demand for digital music, and to compensate for lost revenue as a result of peer-to-peer file sharing, the music industry has generally supported the launch of new music stores and services by licensing their catalogs for digital distribution.

•	Consumer migration from illegal file sharing to legitimate music downloads. There are indications that illegal file sharing is declining due to factors including:

•	Increased pressure from the Recording Industry Association of America (RIAA) in the U.S. and counterpart organizations abroad, such as the Music Industry Piracy Investigations (MIPI) in Australia, including litigation directed at individual file traders and providers of peer-to-peer software.

•	Corrupted files and other viruses embedded in files found on peer-to-peer networks.

•	The introduction and proliferation of legitimate digital music stores. In 2004, consumers could choose from more than 230 different legal music Web sites to download music, which is up from only 50 in 2003, according to the International Federation of the Phonographic Industry, or IFPI.
      Due in large part to the above factors, illegal music files on the Internet as a whole (including peer-to-peer networks) declined by 30 million files over the course of 2004, from 900 million in January 2004 to 870 million in January 2005, according to the IFPI.

•	Increasing consumer broadband connectivity. The estimated number of U.S. consumers with a broadband Internet connection has reached approximately 51% of the American online population, or approximately 63 million users, according to Nielsen/ Net Ratings. Jupiter Research concludes that a larger Internet audience using broadband connections will combine to generate approximately $1.6 billion in annual digital music spending by 2008.
      These shifts in the industry present market opportunities for Loudeye, as our turnkey service offerings address the technical challenges our partners face in launching their own music stores or digital media service offerings to distribute digital media content to end-users.

Challenges in Digital Media Distribution
      To manage and distribute digital media, companies may develop internally the core competencies required to manage and distribute digital media content, or they may outsource these responsibilities to a third party. These core competencies include:

•	Application and business model support to enhance the audio and video experience, track and report usage, monetize and protect content, and manage customer service;

•	Scalable and reliable hosting and network distribution;

•	High quality encoding and third-party digital media technology support;

•	Digital media archive management; and

•	Source media and metadata capture.
      It may be difficult or cost-prohibitive for providers and distributors of digital media content to develop, manage, and maintain these core competencies on an ongoing basis, as such companies may lack the internal resources or time to develop the expertise necessary to address these problems without disrupting their core business activities.
      Metadata, which consists of textual information in digital form, provides descriptive data to the consumer such as, in the case of music, titles, artist information, track level data, title name, and cover art. Metadata may also include additional information that can be used to facilitate transactions or establish marketing relationships, such as links to online sale sites or opt-ins for email marketing campaigns. In addition, metadata is important to facilitating the administration of tracking and reporting required in many licensing arrangements with copyright holders. In many circumstances, content owners have not compiled all of the metadata that distributors of digital media content need to effectively track, sell and distribute the content, such as UPC information, genre classifications, and label and sublabel identifiers. Incomplete or inaccurate metadata can result in delays in delivering content to the marketplace.
      In addition to the technical challenges, digital media distributors may encounter a number of difficulties in obtaining copyright licenses from content owners. For example, a company may obtain a copyright license that enables it to distribute certain digital media content — but only in one particular area (such as reproduction and performance, wireless delivery or subscription based programming, to the exclusion of others). Consequently, the company may need to enter into additional licensing arrangements to use the same content in other areas. As such rights are often held by different parties, such as publishers, artists and record labels, the effort to obtain such rights is often onerous, and may disrupt, delay or prevent the launch of a wide range of digital music business models.
      For content owners, the digital media industry presents additional challenges. For example, content owners must:

•	Ensure proper and timely distribution of their music catalog to hundreds of music services around the world;

•	Ensure content is protected against unauthorized distribution or prohibited use;

•	Collect and manage usage reports and associated royalty payments for the sale of content; and

•	Manage sufficient and reliable technology resources to distribute content to partners and stay abreast of current technological developments.
The Loudeye Solution
      We support the end-to-end management and delivery of digital media content for both content owners and downstream distributors. Our digital media services enable our business partners to outsource completely the management and delivery of audio, video and other visual content via the Internet and other digital distribution platforms. Our solutions reduce the complexity and cost of internal digital media solutions, while supporting a variety of digital media strategies and customer business models.
      We believe we have been and remain a pioneer and industry leader in the rapidly developing digital music market. Through our turnkey services, such as the Digital MusicStoretm and iRadio Servicetm, we have expanded our signature services to enable our customers to launch digital music storefronts under their own private brand names. We also continue to expand our digital rights portfolio, the size of which we believe is unparalleled in the industry, which we make available to our customers via a variety of our service offerings.
      Our digital media services offer our customers the following key benefits:

•	End-to-end outsourced solutions reduce complexity and cost of in-house implementations. Large-and medium-sized enterprises and content owners that want to encode and distribute video and audio content can do so either from their own production capabilities and network servers or through third-party service providers. Our services provide a comprehensive solution through a single outsourced solution. Our solutions reduce complexity and allow our customers to avoid the development and ongoing maintenance costs of establishing internal capabilities. Our end-to-end services address a series of highly complex steps required to deploy digital media effectively and reliably to large audiences. We deliver high quality and reliable services at a lower cost than the development and maintenance of comparable internal solutions, enabling our customers to leverage our existing and evolving expertise.

•	Transferable content license rights. We have obtained copyright licenses for various offerings within our digital media services which are sublicensable to our customers. We can therefore enable our customers to avoid the cost and time required to negotiate and obtain such licenses for themselves. We have developed relationships and signed content licensing agreements with all four of the major recorded music companies — EMI Music, Sony BMG, Universal Music and Warner Music — and hundreds of independent record labels, and we continue to develop working relationships with other content companies.

•	Comprehensive digital media services to address the marketing and entertainment markets. Customers in a broad range of industries are beginning to deploy digital media strategies to communicate, market services, and distribute media and entertainment. We support the online marketing initiatives of our customers through our digital media services including our leading music samples services, online radio services, and music download services.

•	Scalable systems and network infrastructure provide significant capacity and reliability. Corporations and content owners may encounter capacity and technological limitations if they attempt to deliver digital media to large numbers of end-users using in-house production capabilities and network servers. Our solution is highly scalable, allowing us to process a large number of simultaneous audio or video events and to seamlessly add additional capacity as necessary. We have developed proprietary services based upon an automated and distributed architecture of encoding, conversion and media enhancement systems. We have one of the most extensive signal ingress capacities in the industry that allows us to acquire hundreds of audio and video signals simultaneously. Additionally, we can handle a wide range of other traditional and legacy media formats. The content is then encoded by hundreds of distributed video/audio encoding servers. The content can be delivered back to customers in raw digital formats through a variety of methods, or hosted and served by our proprietary cell-based streaming network architecture. Our facility’s design is modular and scalable to accommodate growth and changes in technology.

•	High degree of flexibility enables tailored customer solutions. Because our customers require flexibility in the formats and manner that their digital media is distributed, as well as the manner in which their content is captured, we offer a wide range of media ingest and capture methods and support a wide range of digital media formats and other third party technologies. In addition, our hosting services and proprietary applications provide additional support to customers, enabling them to access advanced reporting and management tools and offer value-added services such as digital rights management to enable a variety of business models and strategies for our customers.

Loudeye’s Content Catalog
      Our digital music archive includes nearly five million digital music files and associated metadata. In 2004, we delivered approximately 14 million digital music files to content owners and customers and served nearly one billion song samples to consumers through major online music retailers and websites, such as America Online, Amazon.com, Barnesandnoble.com, CDNow, Yahoo!, House of Blues, Windowsmedia.com and MSN.
Sales and Marketing
      We sell our services through a combination of direct and indirect sales, with all channels and regional offices managed by two main sites, Seattle and London. Our digital media services direct sales force markets our services to customers in a diverse range of markets, such as media and entertainment, on-line and physical retailers, computer software and game developers. In the U.S., we currently have a sales presence in Seattle, Los Angeles and New York. In Europe, we have sales offices in London, Bristol, Paris, Cologne and Milan. We also have one sales representative in Australia. Sales employees are compensated with a salary and commission based upon business with existing and new clients.
      Our sales group also targets resellers who market to their established customer bases. We private label or co-brand our services for these partners depending on their requirements. We also partner with companies to resell our services through their websites, or through co-branded websites, or to include our services with their offerings. We offer our reseller partners our services at a discount to our traditional pricing model and our referral partners may receive a percentage of revenue.
      Our marketing objectives are to build awareness for our brand among key market segments and to maintain a position as a leading full-service digital media service provider. To support these objectives, we utilize public relations, trade shows, advertising and direct marketing.
      As of March 1, 2005, we had 34 full-time employees in our sales and marketing organization worldwide.
Seasonality
      Sales from our music store services are seasonal in nature. For the year ended December 31, 2004, we derived approximately 56% of our total annual revenues from our music store services in the fourth quarter 2004 as compared to 37% in third quarter 2004. In the recorded music business, purchases are heavily weighted towards the last three months of the calendar year. This sales seasonality affects our operating results from quarter to quarter. Prior to our acquisition of OD2 in June 2004 and the expansion of our music store services, we did not experience significant seasonality in our business. We cannot assure you that our music store services sales will continue at the level experienced in the fourth quarter 2004 or that they will be higher than such sales for our other quarters. Seasonality in our business makes it more difficult to prepare period to period comparisons for our business.
Operations and Technology
      We manage our digital media services including encoding, content preparation, digital rights management, license verification, reporting and royalty payments, hosting and distribution to the Internet, and digital music licensing from our U.S. headquarters in Seattle, Washington, and our European headquarters in Bristol, United Kingdom. We manage our Overpeer anti-piracy protection services from our offices in New York.
      Following is a summary of our primary operational activities and the associated technology.

•	Digital media storage and access. Our proprietary systems and technologies enable the scalable archiving, retrieval and processing of large catalogs of digital media. Digitized content is stored on our high capacity storage array systems and accessed through our proprietary, automated web-based access tools to search, provision and manage such content. Once captured and digitized in uncompressed format, content can be stored on our digital music archive system for later uses.

•	Content processing services. We process content to customer specifications using our proprietary production systems. The production system is an automated, scalable combination of hardware and software consisting of advanced digital archive technology, proprietary file management systems, customized user interfaces and a highly distributed encoding system. Metadata is also used to track and report information required by many licensing arrangements with copyright holders.

•	Encoding capabilities. We encode customer content in a parallel process and we have developed proprietary processes which allow us to encode audio and video content across several streaming media and download formats simultaneously. Our parallel process supports multiple compression and decompression algorithms, or codecs, and technologies from third party developers such as Microsoft Corporation, RealNetworks, Inc., Audible Magic Corporation and others. This format flexibility enables customers to support a variety of digital media strategies. Because these formats and platforms continue to evolve, we believe that the benefits of our multiple platform approach will remain applicable as new technologies emerge. Encoded content is reviewed for quality and then delivered to the customer as a collection of files or routed automatically to our hosting services for direct delivery as a hosted stream or available download, over the Internet and through Loudeye’s Digital MusicStoretm.

•	Digital media distribution. Digitally formatted content can be delivered to customers through a range of methods, from secured file delivery to a fully hosted streaming or download service published and streamed through our network infrastructure and Loudeye’s Digital MusicStore.

•	Content protection services. Our content protection and distribution services provide an effective means of protecting and distributing authorized digital content on various peer-to-peer networks. In addition to offering service level guarantees for our anti-piracy measures, copyright holders can gain market intelligence on the unauthorized digital distribution of their content as well as promotional and distribution tools to capitalize on previously untapped revenue opportunities across distributed peer-to-peer networks.
      We have invested in a network distribution infrastructure built around scalable, redundant, “cell-based” network architecture. Depending on the media format and the bit rate, we are able to stream and host simultaneously thousands of outbound streams or downloads. We can expand our capacity by adding additional servers within cells. This network is backed by high-capacity online storage that uses mirroring and other techniques to increase redundancy and scalability. Our hosting and distribution operation includes hundreds of servers and supports load balancing and other network management techniques that have been optimized for digital media distribution, including music downloads. We can also serve content across networks of other providers if we exceed our capacity or if we are requested to do so by our customers.
      Our operations and production personnel are organized into functional teams which include project management, quality control, logistics operations, data measurement, audio capture and encoding, video capture and encoding, and systems engineering support. In addition, we have a team that supports our network and hosting services. As of March 1, 2005, we had 11 full-time employees in engineering, network services and information technology support and 120 full-time employees in our production and research and development areas.
Foreign and Domestic Operations and Geographic Data
      Prior to 2004, all of our sales were derived from selling activities conducted within the United States. In June 2004, we acquired OD2, one of the largest digital music service providers in Europe. As a result of this acquisition, approximately 67% of our revenue in 2004 came from customers in the U.S., while non-U.S. customers, primarily in Europe, accounted for 33% of our revenue in 2004. Information regarding financial data by geographic segment is set forth in the Notes to the 2004 Consolidated Financial Statements at Note 19, “Business Segment Information” included elsewhere in this prospectus.
Customers
      The target customers for our digital media services include major consumer electronics companies, traditional and Internet-based retailers, media and entertainment companies, wireless carriers and branded consumer products companies. In 2004, we served over 200 customers. Some of our customers include Amazon.com, Inc., America Online, Inc., Apple Computer, Inc., Belgacom Group, Cingular Wireless (formerly AT&T Wireless Services Inc.), The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc. In 2004, no customer accounted for 10% or more of our revenue. In 2003, The Coca-Cola Company accounted for 11% of our revenue. In 2002, The Coca-Cola Company accounted for 13% of our revenue and Microsoft Corporation accounted for 10% of our revenue. A significant portion of our revenue from The Coca-Cola Company related to media restoration services which we ceased providing with our sale of that business in early 2004.
Competition
      The market for digital media solutions is rapidly evolving and intensely competitive. We expect competition to persist and intensify in the future. Although we do not currently compete against any one entity with respect to all aspects of our services, we do compete with various companies and technologies in regards to specific elements of our services. In addition, we face competition from in-house solutions.
      For our digital music solutions, we compete in the U.S. and foreign markets with several companies providing similar levels of outsourced digital music services including Groove Mobile (formerly Chaoticom), Liquid Digital, Melodeo, Inc., MusicNet, Inc., MusicNow LLC, MusiWave, MPO Group, Siemens AG, Soundbuzz Pte Ltd and Digital World Services AG, as well as in-house efforts by our potential customers. Our customers face significant competition from “free” peer-to-peer services, such as MetaMachine Inc.’s eDonkey, Sharman Network Inc.’s KaZaA, StreamCast Networks, Inc.’s Morpheus, Grokster, Ltd. and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. For our music samples services, we compete with companies including Muze Inc. and AEC One Stop Group, Inc.’s All Music Guide. Competitors for our content protection services include Macrovision Corporation, MediaDefender and Media Sentry, Inc. In addition, well-capitalized, diversified digital media technology companies such as Microsoft Corporation, Apple Computer Inc. and Real Networks, Inc. compete with our customers and may compete with us in the future with their own services. For certain services, such as encoding and music distribution, the major record labels have acquired or otherwise invested in digital music services and technologies that could compete with our services. Traditional and satellite radio broadcasters have developed online music and radio services which also compete with our solutions.
      A significant source of competition includes our potential customers who choose to independently invest in systems and infrastructure to digitally manage, encode and/or host and deliver their own media directly, thereby not requiring a business-to-business provider for such services. In-house services are expected to remain a significant competitor to our services, although we believe that as digital media strategies expand, and the scale of infrastructure and applications required to support business strategies increases, companies that currently manage these processes internally will see a significant economic advantage to outsourcing.

      We believe that the principal competitive factors in our market include:

•	Ability to offer a private branded solution	•	Customer service and support
•	Service functionality	•	Scalability of services
•	Service quality	•	Security of services
•	Service performance	•	Breadth of content available
      Although we believe that our services compete favorably with respect to each of the competitive factors described above, the market for our services is new and evolving rapidly. We may not compete successfully against current or future competitors, many of which have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies or establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop service offerings that are more sophisticated than our own. For these and other reasons, our competitors’ services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenue to achieve a profitable level of operations.
      For additional discussion of the risks associated with competition in our industry, see “— Risk Factors — Competition may decrease our market share, revenues and gross margins,” and “We face competition from “free” peer-to-peer services such as eDonkey, KaZaA and Morpheus, from emerging paid online music services delivered electronically, and from traditional retail music distributors.”
Operational Segments
      During 2004, we operated in two different business segments: digital media services and media restoration services. In 2004, we sold our media restoration services business and we anticipate that media restoration services will represent an insignificant portion of our revenues in the future. As discussed above under “— Overview,” and elsewhere in this prospectus, digital media services can be further sub-divided into three categories of services: core services, content protection services and digital music store services. Further information regarding our operating segments may be found in the Notes to the 2004 Consolidated Financial Statements at Note 19, “Business Segment Information” included elsewhere in this prospectus.
Research and Development
      We believe that significant research and development effort are essential for us to maintain our market position, to continue to expand our digital media services, in particular for our digital media store services, and to develop additional service offerings. Accordingly, we anticipate that we will continue to invest in research and development for the foreseeable future, and we anticipate that research and development costs as an absolute dollar amount will fluctuate, depending primarily upon the level of future revenue, customer needs, staffing levels, overhead costs and our assessment of market demands. Our research and development expenditures totaled approximately $4.0 million in 2004, $1.7 million in 2003, and $3.2 million in 2002.
Proprietary Rights and Intellectual Property
      We rely primarily on a combination of copyrights, trademarks, trade secret laws and contractual obligations with employees and third parties to protect our proprietary rights. We have four issued patents in the U.S., and we have filed seven U.S. patent applications and twelve international patent applications that claim priority to six previously filed provisional applications. Overpeer holds multiple patents in Asia and Europe, and has four patents pending in the U.S. for their proprietary technology, systems and software. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services and obtain and use information that we regard as proprietary. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into and we may not be able to enforce our rights in the event of these breaches. Furthermore, we expect that we will increase our international operations in the future and the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States.
      The digital music industry is characterized by the existence of a large number of patents, licenses and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. As discussed above, obtaining the requisite licenses can be difficult, as separate licenses often must be obtained from a variety of rights holders for distinct activities related to the delivery of digital music, such as distribution and performance, which requires separate licensing arrangements. In addition, these copyrights may be held by different parties, such as publishers, artists and record labels. The music industry in the United States is generally regarded as highly litigious. As a result, in the future we may be engaged in litigation with others in the music industry, including those entities with which we have ongoing content license arrangements.
      Although we attempt to avoid infringing known proprietary rights of third parties in our development efforts, we may be subject to legal proceedings and claims for alleged infringement of third party proprietary rights, such as patents, trademarks or copyrights, by us or our licensees, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from providing our services in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims if the number of services and competitors in our industry grow and the scope of services overlap.
Government Regulation
      We are not currently subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our services. Few existing laws or regulations specifically apply to the Internet. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), encryption concerns, including export contents, copyright and other intellectual property rights, caching of content by server products, electronic authentication or “digital signatures,” personal privacy, advertising, taxation, electronic commerce liability, email, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations may also impose regulations, some of which may conflict with U.S. regulations.
Employees
      As March 1, 2005, we had a total of 189 full-time employees, of which 68 were in operations, 52 were in research and development, 34 were in sales and marketing, 11 were in engineering, network services and information technology support, and 24 were in general and administration. Of these, 89 employees were located in our Seattle, Washington offices, 83 were located across our European operations (of which 73 were located in Bristol, U.K.), one was located in Sydney, Australia, one was located in Los Angeles, California and 15 were located in New York, New York. None of our employees are subject to a collective bargaining agreement. We consider our relations with our employees to be good.
Properties
      Following is a summary of our properties and related lease obligations. We do not own any real property. We believe our U.S. and international facilities are sufficient to support our operational, research and development and administrative needs under our current operating plan.

United States
      1130 Rainier Avenue S, Seattle, WA. Our principal operations are conducted at this facility where we lease approximately 41,800 square feet. The lease expires on December 31, 2005 and annual base rent was approximately $823,000 for 2004 and will be approximately $921,000 for 2005.
      1601 Cloverfield, Santa Monica, CA. We lease offices for our sales staff in a shared office space arrangement at this facility. The annual rent is approximately $43,000 with a lease term expiring November 30, 2005.
      24 West 40th Street, New York, NY. In December 2004, our subsidiary Overpeer Inc. entered into a lease for approximately 5,140 square feet. We expect the newly leased space will be available for occupation in May 2005. Annual base rent in 2005 will be $175,000 subject to annual adjustment ($58,600 in 2005 after landlord credits). The term of the lease expires in September 2015.
      110 East 55th Street, New York, NY. Overpeer Inc. leases approximately 1,500 square feet at an annual base rent of approximately $60,000. The lease expires on April 30, 2005.
Europe
      72 Prince Street, Bristol, U.K. OD2 leases approximately 8,000 square feet of space. The current annual rent is approximately £116,000 (approximately $223,000 based on exchange rates on March 1, 2005) with the lease term expiring June 2009, with an option for OD2 to terminate the lease in June 2007.
      290 Boulevard Voltaire, 75011 Paris, France. OD2 leases approximately 170 square meters for a sales office at an annual rent of approximately €22,000 (approximately $29,000 based on exchange rates on March 1, 2005). The lease expires in March 2010, with an option to terminate the lease in March 2007.
      Stamstrasse 90, 50823 Cologne, Germany. OD2 leases approximately 120 square meters for a sales office at an annual rent of approximately €11,000 (approximately $15,000 based on exchange rates on March 1, 2005). The lease is on a month-to-month basis, provided that six month advance notice of termination must be provided by either the landlord or OD2 to terminate the lease.
Legal Proceedings
      On September 10, 2004, we were served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, our Overpeer subsidiary, Marc Morgenstern, one of our executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by our Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount. On November 17, 2004, the court dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer without prejudice. The plaintiffs filed an amended complaint on November 24, 2004 against Loudeye, Overpeer and other entity defendants. Loudeye and Overpeer filed motions to dismiss this amended complaint, which the court denied on January 21, 2005. We intend to file a motion for summary judgment and to otherwise defend ourselves vigorously against the allegations contained in the amended complaint. Discovery in this matter commenced in January 2005. At present, we cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.
      In February 2003, we entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of 26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, we paid certain cash fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of Loudeye common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. In March 2003, Regent Pacific resigned from the engagement. In July 2003, Regent Pacific filed suit against us in the Superior Court of California in San Francisco County for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. We answered the complaint in September 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted our motion to transfer the case to the United States District Court for the Western District of Washington. Discovery in this case is ongoing, with depositions scheduled for April and May 2005. We intend to defend vigorously this action and to pursue vigorously our counterclaims. We do not consider the likelihood of loss to be probable and the amount of loss, if any, is not estimable at this time.
      Between January 11 and December 6, 2001, class action complaints were filed in the United States District Court for the Southern District of New York. These actions were filed against 310 issuers (including us), 55 underwriters and numerous individuals including certain of our former officers and directors. The various complaints were filed purportedly on behalf of a class of persons who purchased our common stock during the time period between March 15 and December 6, 2000. The complaints allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on allegations that our underwriters received undisclosed compensation in connection with our initial public offering and that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for our common stock in the aftermarket. These actions were consolidated for pre-trial purposes. No specific amount of damages has been claimed. We and the individual defendants have demanded to be indemnified by underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently all claims against the former officers have been withdrawn without prejudice. The Court suggested that the parties select six test cases to determine class-action eligibility. We are not a party to any of the test cases.
      In March 2005, a proposed settlement initially structured in June 2003 among plaintiffs, issuer defendants, issuer officers and directors named as defendants, and issuers’ insurance companies, was approved by the Court. This proposed settlement provides, among other matters, that:

•	issuer defendants and related individual defendants will be released from the litigation without any liability other than certain expenses incurred to date in connection with the litigation;

•	issuer defendants’ insurers will guarantee $1.0 billion in recoveries by plaintiff class members;

•	issuer defendants will assign certain claims against underwriter defendants to the plaintiff class members; and

•	issuer defendants will have the opportunity to recover certain litigation-related expenses if plaintiffs recover more than $5.0 billion from underwriter defendants.
      The final settlement terms as approved by the Court differ from the initial settlement proposal in that the settlement does not bar the defendant underwriters from bringing contractual indemnity claims against the issuer defendants, including Loudeye. Our board of directors approved the proposed settlement in August 2003 and is considering whether to approve the final settlement terms in March 2005. Management does not anticipate that we will be required to pay any amounts under this settlement; however, we can give no assurance that the underwriter defendants will not bring a claim for indemnification against us under the terms of the underwriting agreement relating to our initial public offering.
      We are involved from time to time in various other claims and lawsuits incidental to the ordinary course of our operations, including contract and lease disputes and complaints alleging employment discrimination. We believe that the outcome of any such other pending claims or proceedings, individually or in the aggregate, will not have a material adverse effect upon our business or financial condition, cash flows, or results of operations.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth certain information regarding our executive officers and directors as well as their ages and positions as of March 29, 2005:

Name	Age	Position with Loudeye

Michael A. Brochu	51	President, Chief Executive Officer and Director
Lawrence J. Madden(1)	40	President, Digital Media Solutions (Principal Financial and Accounting Officer)
Ronald M. Stevens(2)	41	Chief Financial Officer and Chief Operating Officer
Anthony J. Bay	49	Chairman of the Board
Jason S. Berman(4)	67	Director
Kurt R. Krauss(3),(4),(5)	55	Director
Johan C. Liedgren(3),(4),(5)	40	Director

(1)	On March 7, 2005, Mr. Madden was appointed President, Digital Media Solutions. Prior to this appointment, Mr. Madden served as Loudeye’s Executive Vice President and Chief Financial Officer. Notwithstanding Mr. Madden’s new appointment, he will remain Loudeye’s principal financial officer and principal accounting officer until those roles are assumed by Mr. Stevens.

(2)	Although Mr. Stevens was appointed Loudeye’s Chief Financial Officer and Chief Operating Officer on March 7, 2005, he will not assume the responsibilities of principal financial officer and principal accounting officer of Loudeye until a later date to be determined by the Board (currently anticipated to be in the second quarter of 2005).

(3)	Member of Loudeye’s compensation committee

(4)	Member of Loudeye’s audit committee

(5)	Member of Loudeye’s nominating and governance committee
      Michael A. Brochu. Mr. Brochu has served as our President and Chief Executive Officer since January 31, 2005. Mr. Brochu has served as a member of our board of directors since December 2003. From November 1997 to November 2004, Mr. Brochu served as the President and Chief Executive Officer of Primus Knowledge Solutions, Inc. (Primus), a publicly traded software company. From November 1998 to November 2004, Mr. Brochu also served as Chairman of the Board of Directors of Primus. Mr. Brochu was president and chief operating officer of Sierra On-Line, Inc., an interactive software publisher, from June 1994 until October 1997. Mr. Brochu currently serves on the board of directors of Art Technology Group, Inc., an e-commerce software provider, Emphysis Medical Management, a medical billing and physicians’ service firm, Allrecipes.com, Inc., a leading online food site, and the Washington Software Alliance (WSA), the largest technology trade association in Washington State. Mr. Brochu also sits on the advisory board of Voyager Capital, a venture capital firm.
      Lawrence J. Madden. Mr. Madden has served as President, Digital Media Solutions since March 7, 2005, and he served as Executive Vice President and Chief Financial Officer from March 2004 until March 7, 2005. Notwithstanding Mr. Madden’s appointment to the position of President, Digital Media Solutions on March 7, 2005, he will continue to act as Loudeye’s principal financial officer and principal accounting officer until the Board appoints Mr. Stevens to those positions (which, as noted above, is likely to be in the second quarter of 2005). Prior to joining Loudeye, Mr. Madden served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer for EMAK Worldwide, Inc., a provider of integrated marketing services for connecting multinational corporate brands with popular entertainment content, from November 2000 to January 2004. Prior to joining EMAK Worldwide, Mr. Madden served as Executive Vice President and Chief Financial Officer for Atomic Pop, an online music distribution and marketing venture, from November 1999 to November 2000. Prior to joining Atomic Pop, Mr. Madden served as Senior Vice President and Chief Financial Officer for the recorded music and music publishing investments of Wasserstein & Co., Inc., an investment bank, from November 1997 to November 1999. Prior to joining Wasserstein & Co., Inc., Mr. Madden worked for Polygram from April 1994 to November 1997. Mr. Madden spent eight years in the audit practice of Ernst & Young LLP at the beginning of his career.
      Ronald M. Stevens. Mr. Stevens has served as Chief Financial Officer and Chief Operating Officer since March 7, 2005. Although appointed as Loudeye’s Chief Financial Officer, it is anticipated that Mr. Stevens will not assume the responsibilities of principal financial officer and principal accounting officer of Loudeye until a later date to be determined by the Board (currently anticipated to be in the second quarter of 2005). From October 2000 to December 2004, Mr. Stevens served as Chief Financial Officer of Primus Knowledge Solutions, Inc., a publicly traded software company. From August 1999 to October 2000, Mr. Stevens was Chief Financial Officer, and later President and Chief Operating Officer, of OnHealth Network Company, an online resource for health related information. From May 1994 to June 1999, Mr. Stevens served in various roles, including Senior Vice President at Sierra On-Line, Inc., an interactive software publisher.
      Anthony J. Bay. Mr. Bay has served as a director since April 2000 and has served as Chairman of the Board since March 2003. Mr. Bay served as our Chief Strategy Officer from October 2003 to October 2004. Mr. Bay is a private venture capital investor and advisor to technology companies and serves on the boards of directors of CMGI, Inc. and Active 24(UK) Ltd. From April 1994 to April 2000, Mr. Bay worked for Microsoft Corporation, last serving as Vice President and General Manager of Microsoft’s Digital Media Division and a member of Microsoft’s executive staff.
      Jason S. Berman. Mr. Berman has served as a director since April 2005. Since January 2005, Mr. Berman has served as Chairman Emeritus of the International Federation of Phonographic Industries, or IFPI, the trade organization of the international recording industry whose members comprise more than 1,500 record producers and distributors worldwide. From January 1999 to December 2004, Mr. Berman served as Chairman and CEO of the IFPI. Prior to joining IFPI, Mr. Berman served as President of the Recording Industry Association of America, RIAA, beginning in 1987, and as Chairman beginning in 1992, positions he held through May 1998. Mr. Berman also served as Special Counsel for the Trade to President Clinton in the fall of 1998. Since February 2005, he has served on the Board of Musicloads, a music download service company.
      Kurt R. Krauss. Mr. Krauss has served as a member of our board of directors since September 2003. Mr. Krauss is the founder of Sachem Investments, a private investment firm in Greenwich, Connecticut, and serves on several for-profit and not-for-profit boards of directors. He was Chief Financial Officer of Burson-Marsteller, the world’s largest public relations and marketing communications firm, from 1997 to 2000. Prior to Burson-Marsteller, Mr. Krauss co-founded the Mead Point Group, a management consulting firm, which was acquired by Young & Rubicam in 1997. From 1978 until 1992, Mr. Krauss was a partner at Booz, Allen & Hamilton, where he was the global leader of the firm’s Service Operations Practice and served for three years on the firm’s board of directors.
      Johan C. Liedgren. Mr. Liedgren has served as a member of our board of directors since April 1998. Since October 1997, Mr. Liedgren has served as Chief Executive Officer of Honkworm, International, an entertainment consulting company. From January 1994 to August 1997, he worked for Microsoft Corporation in several positions, most recently as Director of Channel Policy. Mr. Liedgren is an advisor and investor in several technology companies both in the U.S. and in Europe.
Board of Directors
      The Board has responsibility for establishing broad corporate policies and reviewing Loudeye’s overall performance. The Board’s primary responsibility is to oversee the management of Loudeye and, in so doing, to serve the best interests of Loudeye and its stockholders. The Board met 13 times during the fiscal year ended December 31, 2004 in regular and special meetings. Each director attended all regularly scheduled meetings and at least 78% of the special meetings of the Board and Board committees of which he was a member.
      Loudeye, as a matter of policy, encourages the directors to attend meetings of stockholders. All of the nominees for election as director who were directors at the time of the last stockholder meeting in July 2004 attended that meeting.
Independence of the Board of Directors
      After review of all relevant transactions or relationships between each director, or any of his family members, and Loudeye, the senior management of Loudeye and its independent registered public accounting firm, the Board has affirmatively determined that Messrs. Berman, Krauss and Liedgren are independent directors within the meaning of the Nasdaq listing standards.
Executive Sessions
      The independent directors of the Board will meet at least twice annually in executive sessions outside the presence of non-independent directors and management.
Committees, Charters and Policies
      Congress enacted the Sarbanes-Oxley Act of 2002 in July 2002. Since that time, the Securities and Exchange Commission and the Nasdaq Stock Market have adopted a number of new rules to implement that law affecting many aspects of the corporate governance of publicly traded companies. Loudeye must be in compliance with a number of those rules, including rules on the composition and powers of the full Board of Directors and of the three standing committees described below.
      The Board believes that good corporate governance is important to ensure that Loudeye is managed for the long-term benefit of its stockholders. The Board has reviewed Loudeye’s corporate governance policies to comply with the new rules, including the requirements of Sarbanes-Oxley and the Nasdaq Stock Market. Following are Loudeye’s key corporate governance policies or charters:

•	Charter for the Audit Committee comprised of independent directors;

•	Charter for the Compensation Committee comprised of independent directors;

•	Charter for the Nominating and Governance Committee comprised of independent directors; and

•	Code of Ethics, applicable to all officers, directors and employees of Loudeye.
      The Charters of the Committees, which have been adopted by the Board, are available on the corporate governance section of our website (http://www.loudeye.com/en/aboutus/corpgovernance.asp).
      Audit Committee. The Audit Committee met 11 times in 2004. All members of the Audit Committee are independent in accordance with the Nasdaq listing requirements and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Audit Committee is generally responsible for:

•	Appointing, compensating, retaining and overseeing Loudeye’s independent registered public accounting firm;

•	Reviewing Loudeye’s independent registered public accounting firm’s independence and qualifications;

•	Reviewing Loudeye’s annual and interim reports to the SEC, including the financial statements and the “Management’s Discussion and Analysis” portion of those reports;

•	Reviewing Loudeye’s audit policies;

•	Reviewing before issuance Loudeye’s news releases regarding annual and interim financial results and discussing with management any related earnings guidance that may be provided to analysts and rating agencies;

•	Discussing Loudeye’s audited financial statements with management and the independent registered public accounting firm; and

•	Reviewing and discussing the adequacy of both Loudeye’s internal accounting controls and other factors affecting the integrity of Loudeye’s financial reports with management and Loudeye’s independent registered public accounting firm.
      The Board has determined that all members of Loudeye’s Audit Committee are financially literate and have financial management expertise, as the Board has interpreted such qualifications in its business judgment. In addition, the Board has determined that Kurt R. Krauss, the Chairman of the Audit Committee, is an audit committee financial expert as defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934.
      Compensation Committee. The Compensation Committee met five times in 2004. All members of the Compensation Committee are independent. The Compensation Committee is generally responsible for:

•	Reviewing and approving Loudeye’s goals and objectives relevant to compensation of executive officers including the CEO;

•	Evaluating the CEO’s performance in light of those goals and objectives;

•	Setting the compensation of the CEO and other executive officers;

•	Making recommendations to the Board regarding incentive compensation plans and equity-based plans for all executive officers;

•	Developing and implementing a long term strategy for employee compensation; and

•	Administering and making grants under Loudeye’s incentive compensation plans and equity-based plans to the extent that such functions are delegated to the Compensation Committee.
      Nominating and Governance Committee. The Nominating and Governance Committee met two times in 2004. All members of the Nominating and Governance Committee are independent in accordance with Nasdaq listing requirements. The Nominating and Governance Committee is generally responsible for:

•	Overseeing the annual evaluation of the Board’s effectiveness;

•	Identifying individuals qualified to become Board members;

•	Recommending persons to be nominated by the Board for election of directors at the annual meeting of stockholders; and

•	Reviewing and advising the Board on the corporate governance principles and policies applicable to Loudeye.
Compensation Arrangements With Directors
      Each non-employee director currently receives an annual retainer of $30,000 in connection with his service on the Board, paid in quarterly installments (but contingent on his attending a specific number of Board meetings). In addition, all non-employee directors receive a non-statutory option to purchase 100,000 shares of Common Stock upon initial appointment to the Board. At each annual meeting of Loudeye’s stockholders, each non-employee director who will continue serving on the Board following the meeting, and who has been a director for at least six months prior to the meeting, receives an option to purchase an additional 25,000 shares of Common Stock. These options are exercisable for ten years. The shares underlying the initial grant vest monthly in substantially equal increments over twelve months, commencing on the grant date. Annual grants also vest monthly in substantially equal increments over twelve or twenty-four months, commencing on the grant date. The exercise price of options granted to directors must be at least 100% of the fair market value of the Common Stock on the date of grant. The options may be exercised only (a) while the individual is serving as a director on the Board, (b) within twelve months after termination by death or disability, or (c) within three months after the individual’s term as director ends.
Compensation Committee Interlocks and Insider Participation
      The compensation committee of the board of directors currently consists of Johan C. Liedgren (chairman) and Kurt R. Krauss. No member of the compensation committee or executive officer of Loudeye has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.
Summary Compensation Table
      The following Summary Compensation Table sets forth the compensation during the last three fiscal years of each person who served as Chief Executive Officer during the fiscal year ended December 31, 2004, and the four most highly compensated persons other than the Chief Executive Officer who were serving as executive officers of Loudeye as of December 31, 2004. These individuals are collectively referred to as “Named Executive Officers”.
Summary Compensation Table

		Annual Compensation				Long-Term Compensation

						Awards		Payouts

					Other Annual	Restricted	Securities	LTIP	All Other
	Fiscal	Salary		Bonus	Compensation	Stock	Underlying	Payouts	Compensation
Name & Principal Position	Year	($)(1)		($)(2)	($)	Award(s)	Options (#)	($)	($)

Jeffrey M. Cavins(3)	2004	250,000		—	—	—	1,250,000	—	—
President and Chief Executive	2003	269,375	(4)	62,500	—	—	1,500,000	—	—
Officer and Director
Lawrence J. Madden(5)	2004	186,946		96,687	—		1,100,000	—	—
President, Digital Media
Solutions
Jason E. McCartney(6)	2004	152,077		48,500	—	—	450,000	—	—
Vice President, Development
Michael S. Dougherty	2004	150,000		84,500	—	—	275,000
Vice President of Corporate	2003	146,875		64,500	—	—	250,000	—	—
Development	2002	139,515		—	—	—	110,000	—	—
Jerold J. Goade, Jr.(7)	2004	180,000		64,500	171,737	—	275,000	—	—
Senior Vice President of	2003	181,018		67,250	—	—	350,000	—	—
Finance	2002	122,612		—	—	—	187,750	—	—

(1)	Includes amounts deferred under Loudeye’s 401(k) plan.

(2)	Includes bonuses earned in the indicated year and paid in the subsequent year.

(3)	Mr. Cavins resigned as Loudeye’s Chief Executive Officer on January 31, 2005. Under the terms of a separation agreement between Mr. Cavins and Loudeye, Mr. Cavins will serve as a consultant through March 17, 2005. As part of this agreement, Mr. Cavins will receive a separation payment equal to one year’s salary, or $250,000, payable in installments through July 2005.

(4)	Includes amounts earned as Senior Vice President of Sales for part of the year prior to becoming President and Chief Executive Officer in March 2003. Mr. Cavins resigned as Loudeye’s President and Chief Executive Officer on January 31, 2005.

(5)	Mr. Madden joined Loudeye in March 2004 as Executive Vice President and Chief Financial Officer, a position he held until being appointed President, Digital Media Solutions in March 2005.

(6)	Mr. McCartney joined Loudeye in January 2004.

(7)	Includes amounts earned by Mr. Goade as Controller and Vice President of Finance from January 1, 2002 to August 2002, as acting Chief Financial Officer from August 2002 to November 2002, as Chief Financial Officer from November 2002 to March 2004, and as Senior Vice President of Finance

from March 2004 to December 31, 2004. Mr. Goade resigned as Loudeye’s Senior Vice President of Finance effective December 31, 2004. Other annual compensation consists of a separation payment to Mr. Goade in the amount of $147,500 and payment of accrued vacation time as of Mr. Goade’s last date of employment.

Employment and Related Agreements
      Michael A. Brochu. Loudeye and Mr. Brochu entered into an executive employment agreement dated January 31, 2005, pursuant to which Mr. Brochu is employed as Loudeye’s President and Chief Executive Officer. The executive employment agreement provides for a base salary of $325,000 together with a signing bonus of $25,000. Mr. Brochu received an option grant to purchase 1,500,000 shares of Loudeye’s common stock for an exercise price of $1.53 per share. This option vests over a four year period — 25% as of January 31, 2006, and the remainder monthly thereafter over three years. In addition, subject to stockholder approval of Loudeye’s 2005 Incentive Award Plan (which is the subject of a stockholder proposal pending at Loudeye’s 2005 annual meeting, which Loudeye anticipates holding on May 20, 2005), Loudeye has agreed to issue Mr. Brochu a restricted stock award of 750,000 shares of Loudeye common stock. This restricted stock award will vest over a four year period — 25% as of January 31, 2006, and the remainder monthly thereafter over three years. In the event Loudeye’s stockholders do not approve Loudeye’s 2005 Incentive Award Plan, Mr. Brochu will receive an option to purchase 1,500,000 shares of Loudeye common stock. If Mr. Brochu is terminated in connection with a change of control of Loudeye or otherwise terminated without cause or if Mr. Brochu terminates his employment for good reason, his stock options will vest in full. The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Brochu meets target performance goals identified by the Compensation Committee of the Board and up to 100% of base salary if Mr. Brochu meets maximum performance goals identified by the Compensation Committee of the Board. The actual amount of performance bonuses will be determined by the Compensation Committee of the Board, provided that no bonuses will be paid in the event Loudeye does not have a positive balance of earnings before interest, tax, depreciation and amortization expenses (“EBITDA”) and not more than 25% of any such positive balance will be paid as bonus compensation individually or collectively to Loudeye’s executive leadership team (including Mr. Brochu). In the event that Mr. Brochu is terminated by Loudeye without cause, or he resigns for good reason, dies or becomes disabled, Mr. Brochu will be entitled to severance equal to four months base salary. This severance amount will increase to eight months of base salary on December 31, 2005, and to 12 months of base salary on December 31, 2006. In the event Mr. Brochu is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Brochu will be entitled to severance equal to 12 months of base salary. Mr. Brochu has agreed not to compete with Loudeye or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. Mr. Brochu will be entitled to participate in all benefit plans or arrangements applicable to senior executives of Loudeye.
      Ronald M. Stevens. On March 7, 2005, Loudeye entered into an Executive Employment Agreement with Ronald M. Stevens, pursuant to which Mr. Stevens will serve as Chief Financial Officer and Chief Operating Officer effective March 7, 2005. The employment agreement provides for a base salary of $235,000. Mr. Stevens received an option grant to purchase 400,000 shares of Loudeye’s common stock on March 15, 2005. These options vest over a four year period, 25% as of March 7, 2006, and the remainder monthly thereafter over three years. In addition, subject to stockholder approval of Loudeye’s 2005 Incentive Award Plan, Loudeye has agreed to issue Mr. Stevens a restricted stock award of 100,000 shares of Loudeye’s common stock. This restricted stock award will vest over a four year period — 25% as of March 7, 2006, and the remainder monthly thereafter over three years. In the event Loudeye’s stockholders do not approve Loudeye’s 2005 Incentive Award Plan, Mr. Stevens will receive an option grant to purchase 200,000 shares of Loudeye common stock under our existing 2000 Stock Option Plan. If Mr. Stevens is terminated in connection with a change of control of Loudeye, all of his stock options and restricted stock awards will vest in full. The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Stevens meets target performance goals identified by the compensation committee of the board of directors and up to 100% of base salary if Mr. Stevens meets maximum performance goals identified by the compensation committee of the board of directors. The actual amount of performance bonuses will be determined by the compensation committee of the board, provided that no bonuses will be paid in the event Loudeye does not have a positive EBITDA balance and not more than 25% of Loudeye’s positive EBITDA balance will be paid as bonus compensation individually or collectively to Loudeye’s executive leadership team (including Mr. Stevens). In the event that Mr. Stevens is terminated by Loudeye without cause, or he resigns for good reason, dies or becomes disabled, Mr. Stevens will be entitled to severance equal to three months base salary. This severance amount will increase to six months of base salary on January 1, 2006, and to 12 months of base salary on January 1, 2007. In the event Mr. Stevens is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Stevens will be entitled to severance equal to 12 months of base salary. Mr. Stevens has agreed not to compete with Loudeye or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. Mr. Stevens will be entitled to participate in all benefit plans or arrangements applicable to senior executives of Loudeye.
      Lawrence J. Madden. On March 7, 2005, Loudeye entered into an Executive Employment Agreement with Lawrence J. Madden, pursuant to which Mr. Madden will serve as President, Digital Media Solutions effective March 7, 2005. The employment agreement provides for a base salary of $265,000. Conditioned on stockholder approval of Loudeye’s 2005 Incentive Award Plan, Loudeye has agreed to issue Mr. Madden a restricted stock award of 100,000 shares of Loudeye’s common stock. This restricted stock award will vest over a four year period — 25% as of March 7, 2006, and the remainder monthly thereafter over three years. In the event Loudeye’s stockholders do not approve Loudeye’s 2005 Incentive Award Plan, Mr. Madden will receive an option grant to purchase 200,000 shares of Loudeye common stock under our existing 2000 stock option plan. If Mr. Madden is terminated without cause or he terminates his employment for good reason or if Mr. Madden is terminated in connection with a change of control of Loudeye, all of his stock options and restricted stock awards will vest in full. The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Madden meets target performance goals identified by the compensation committee of the board of directors and up to 100% of base salary if Mr. Madden meets maximum performance goals identified by the compensation committee of the board of directors. The actual amount of performance bonuses will be determined by the compensation committee of the board, provided that no bonuses will be paid in the event Loudeye does not have a positive EBITDA balance and not more than 25% of Loudeye’s positive EBITDA balance will be paid as bonus compensation individually or collectively to Loudeye’s executive leadership team (including Mr. Madden). In the event that Mr. Madden is terminated by Loudeye without cause, or he resigns for good reason, dies or becomes disabled, or is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Madden will be entitled to severance equal to twelve months base salary. Mr. Madden has agreed not to compete with Loudeye or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. Mr. Madden will be entitled to participate in all benefit plans or arrangements applicable to senior executives of Loudeye.
      Anthony J. Bay. Loudeye entered into a consulting agreement, dated as of April 1, 2003, with Mr. Bay, the Chairman of the Board of Loudeye. The consulting agreement provided for base compensation of $100,000 and the granting of options to purchase 500,000 shares of our common stock. The Consulting Agreement provided for the opportunity to receive a bonus of up to 100% of Mr. Bay’s base compensation based on four separate performance criteria. Mr. Bay was also entitled to a one-time bonus equal to 30% of his total incentive compensation upon Loudeye achieving a market capitalization of $20.0 million. Mr. Bay has waived receipt of this bonus. The consulting agreement also provided that, in the event that Loudeye is sold, Mr. Bay would be entitled to a bonus equal to 1.5% of the difference in value between the sale price of Loudeye and the market value of Loudeye as of April 1, 2003. Mr. Bay would also be entitled to this bonus, to the extent it was not otherwise paid, if he was terminated without cause or resigned with good reason, within six months of such a sale of Loudeye. Effective October 1,

2003, Loudeye entered into an employment agreement with Mr. Bay, pursuant to which Mr. Bay was appointed Loudeye’s Chairman of the Board and Chief Strategy Officer. The provisions of the consulting agreement were mostly superseded by the employment agreement; however, certain provisions of the Consulting Agreement, including those related to confidentiality survive. The employment agreement provides for a base salary of $150,000 and the grant of a restricted stock award of 15,000 shares of our common stock. The employment agreement provides for the opportunity to receive a bonus of up to 100% of Mr. Bay’s base salary based on four separate performance criteria. The employment agreement also provides that in the event that Loudeye is sold, Mr. Bay is entitled to a bonus equal to 1.5% of the difference in value between the sale price of Loudeye and the market value of Loudeye as of April 1, 2003. Mr. Bay is also entitled to this bonus, to the extent it is not otherwise paid, if he is terminated without cause or resigns with good reason, within six months of such a sale of Loudeye. In the event that Mr. Bay is terminated by Loudeye without cause, or he resigns for good reason, Mr. Bay will be entitled to severance equal to six months base salary plus earned and unpaid bonuses. The options to purchase 500,000 shares of our common stock granted pursuant to the consulting agreement will continue to vest under the Employment Agreement as contemplated by the consulting agreement. In the event of a change in control, the vesting of Mr. Bay’s option granted pursuant to the consulting agreement will accelerate. Mr. Bay has agreed not to compete with Loudeye for twelve months following termination of employment, or to solicit customers or employees of Loudeye for twenty-four months following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. The employment agreement was amended on October 29, 2004 to change Mr. Bay’s title from Chairman and Chief Strategy Officer to Chairman of the Board.
      Loudeye has entered into indemnification agreements with each of its directors, current executive officers and certain other officers. Generally, the purpose of the indemnification agreements is to provide the maximum indemnification permitted by law to Loudeye’s directors and officers with respect to actions they take or omit to take in their capacities as officers and directors. The indemnification agreements provide that Loudeye will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by Loudeye or in its name (derivative suits), where the individual’s involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a good manner he or she reasonably believed to be in or not opposed to Loudeye’s best interests. The individual will only be indemnified in connection with any criminal proceeding if such individual had no reasonable belief that his or her conduct was unlawful.

Stock Option Grants
      The following table shows all stock options granted during the fiscal year ended December 31, 2004 to the Named Executive Officers. These options were granted under Loudeye’s 2000 Stock Option Plan. No stock appreciation rights were granted during the last fiscal year.
Option Grants in the Last Fiscal Year

	Individual Grants(1)

			Percent of				Potential Realizable Value
	Number of		Total Options				at Assumed Annual Rates of
	Securities		Granted to	Exercise	Grant Date		Stock Price Appreciation for
	Underlying		Employees in	of Base	Market		Option Term(2)
	Options		Fiscal Year	Price	Price
Name	Granted (#)		(%)(3)	($/sh.)	($/sh.)	Expiration Date	5% ($)	10% ($)

Jeffrey Cavins(4)	500,000	(5)	4.54%	$2.00	$2.00	3/16/2014	629,000	1,594,000
	750,000	(6)	6.80%	$1.56	$1.56	7/22/2014	735,930	1,864,980
Lawrence J. Madden	750,000	(5)	6.80%	$2.00	$2.00	3/16/2014	943,500	2,391,000
	350,000	(5)	3.18%	$1.05	$1.05	11/5/2014	231,158	585,795
Jason E. McCartney	100,000	(7)	0.91%	$2.07	$2.07	1/2/2014	130,203	329,958
	150,000	(6)	1.36%	$1.07	$1.07	8/16/2014	100,955	255,837
	200,000	(5)	1.81%	$0.94	$0.94	10/15/2014	118,252	299,672
Michael S. Dougherty	110,000	(5)	1.00%	$2.00	$2.00	3/16/2014	138,380	350,680
	165,000	(6)	1.50%	$1.56	$1.56	7/22/2014	161,905	410,296
Jerold J. Goade, Jr.(8)	110,000	(5)	1.00%	$2.00	$2.00	3/16/2014	138,380	350,680
	165,000	(6)	1.50%	$1.56	$1.56	7/22/2014	161,905	410,296

(1)	No stock appreciation rights (SARs) were granted to the Named Executive Officers in the last fiscal year. The options have a 10-year term, but are subject to earlier termination in connection with termination of employment.

(2)	The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. Actual gains, if any, on stock option exercises are dependent upon a number of factors, including the future performance of the Common Stock and the timing of option exercises, as well as the optionees’ continued employment throughout the vesting period. These are calculated based on the requirements promulgated by the SEC and do not reflect Loudeye’s estimate of future stock price appreciation.

(3)	Loudeye granted stock options representing 11,021,948 shares to employees in the last fiscal year.

(4)	Mr. Cavins resigned as Loudeye’s Chief Executive Officer on January 31, 2005. Under the terms of a separation agreement between Mr. Cavins and Loudeye, Mr. Cavins will serve as a consultant through March 17, 2005.

(5)	Denotes stock option grants that vest at a rate of one fourth of the total number of options granted after twelve months, and ratably thereafter at a rate of 6.25% of the total every quarter until fully vested.

(6)	Denotes stock option grants that vest at a rate of one fourth of the total number of options granted after twelve months, and ratably thereafter at a rate of approximately 2.1% of the total every month until fully vested.

(7)	Denotes stock option grants that vest at a rate of one sixth of the total number of options granted after six months, and ratably thereafter at a rate of approximately 8.3% of the total every quarter until fully vested.

(8)	Mr. Goade resigned as Loudeye’s Senior Vice President of Finance effective December 31, 2004.

Stock Option Exercises and Holdings
      The following table shows stock options exercised during the fiscal year ended December 31, 2004 and unexercised options held at the end of the year by each of the Named Executive Officers. No stock appreciation rights were outstanding at fiscal year end.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares	Value	December 31, 2004 (#)		December 31, 2004 ($)(2)
	Acquired on	Realized
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey M. Cavins	—	—	1,758,330	1,441,670	$3,107,828	$717,672
Lawrence J. Madden	—	—	—	1,100,000	—	387,500
Jason E. McCartney	—	—	25,030	424,970	—	369,000
Michael S. Dougherty	—	—	491,665	308,335	636,014	142,686
Jerold J. Goade, Jr.	571,416	$670,110	6,375	—	—	—

(1)	The “value realized” reflects the appreciation on the date of exercise (based on the excess of the fair market value of our common stock on the date of exercise over the exercise price). However, because the named executive officers may keep the shares they acquired upon the exercise of the options (or sell them at a different price), these amounts do not necessarily reflect cash realized upon the sale of those shares.

(2)	Based on the $2.05 closing price of Loudeye’s common stock as of December 31, 2004.
Description Of Equity Compensation Plans
      The table below sets forth certain information as of December 31, 2004 regarding the shares of our common stock available for grant or granted under stock option plans that (i) were approved by Loudeye’s stockholders, and (ii) were not approved by Loudeye’s stockholders.
Equity Compensation Plan Information

	Number of		Weighted-	Number of Securities
	Securities to be		Average	Remaining Available for
	Issued Upon		Exercise Price	Future Issuance Under
	Exercise of		of Outstanding	Equity Compensation Plans
	Outstanding		Options,	(Excluding Outstanding
	Options, Warrants		Warrants and	Options, Warrants and
	and Rights		Rights	Rights)(1)

Equity compensation plans approved by security holders	13,784,149		$1.15	1,820,555
Equity compensation plans not approved by security holders	2,202,291	(2)	$0.001	—

Total	15,986,440		$1.15	1,820,555

(1)	Excludes securities reflected in the first column of the table.

(2)	Represents options to purchase common stock issued to former OD2 shareholders in connection with our acquisition of OD2 in June 2004.
Stock Plans

Stock Option Plans
      Under our various stock option plans, the board and its stock option committee may grant to employees, consultants, and directors both incentive and nonstatutory options to purchase our common stock. At December 31, 2004, the plans provided for options to purchase up to 15,604,704 of our common stock. Our 2000 Stock Option Plan provides for an automatic annual increase on the first day of each of the fiscal years beginning in 2005, 2006, 2007, 2008 and 2009 equal to the lesser of 2.5 million shares or 5% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as our board determines. As a result, on January 1, 2005, the number of shares reserved under our 2000 Stock Option Plan automatically increased by 2.5 million shares of our common stock. Option grants under the plans have terms of ten years and generally vest over three to four and one half years.
      An aggregate of 2,202,291 shares of common stock are issuable upon the exercise of stock options held by former OD2 shareholders. These stock options were initially issued under the On Demand Distribution Limited Employee Share Option Plan and were assumed by Loudeye as part of our acquisition of OD2. All of the options are immediately exercisable at an exercise price of $0.001 per share. The option grants have terms of ten years from the date of original grant.

2000 Employee Stock Purchase Plan
      In December 1999, the board approved the creation of the 2000 Employee Stock Purchase Plan (ESPP). A total of 200,000 shares of our common stock were reserved for issuance under the ESPP, with the number of shares reserved for issuance under the ESPP subject to an automatic annual increase on the first day of each of the fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 300,000 shares or 0.75% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as the board determines. At December 31, 2004, the total number of shares reserved for issuance was 1,375,175, and a total of 427,120 shares have been issued under the ESPP. On January 27, 2005, our board of directors terminated the ESPP. As a result, the 948,055 shares previously reserved for issuance under the ESPP will revert to our authorized but unissued capital stock.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Employment and Indemnification Agreements with Executive Officers
      We have entered into employment agreements or letters with each of our executive officers, including Messrs. Bay, Brochu, Madden and Stevens, and certain other officers and employees. We have also entered into indemnification agreements with each of our directors, current executive officers and certain other officers. For additional information regarding these employment and indemnification agreements, see “Employment and Related Arrangements” above.
Streampipe Merger Agreement
      In November 2002, we entered into a merger agreement pursuant to which we acquired TT Holding Corp., also known as Streampipe. Pursuant to the merger agreement, we issued the former stockholders of Streampipe shares of our common stock and unsecured promissory notes bearing interest at 5 percent per annum, in an aggregate original principal amount of $1,059,435. The notes were redeemable by Loudeye in the form of our common stock if we met certain conditions, including that we were not in default under the notes and our common stock was listed on a principal exchange or on Nasdaq. Subsequent to the acquisition of Streampipe, Mr. Kurt Krauss and Mr. James Kuster joined the board of directors. Each of Mr. Krauss and Mr. Kuster were significant beneficial owners of shares in Streampipe before the merger. In December 2003, we redeemed all of the notes, including the notes held beneficially by Mr. Krauss and Mr. Kuster, at a redemption price of $1.76 per share. The number of shares issued upon redemption was calculated by dividing the principal and all accrued interest due under the notes as of the date of redemption by the average of the last sale price of our common stock for the 30 trading days preceding January 1, 2004. Mr. Krauss’s individual retirement account and a related entity received 129,361 shares upon redemption of their notes, and Crest Communications Partners II, L.P., an entity related to Mr. Kuster, received 351,305 shares upon redemption of its note.

Regent Pacific Litigation
      In February 2003, our Chairman and Chief Executive Officer, John T. Baker, resigned and we engaged Regent Pacific Management Corporation, or Regent Pacific, to provide management services to Loudeye. Pursuant to such engagement, Mr. Philip J. Gioia became our Chief Executive Officer. Mr. Gioia was an employee of Regent Pacific. In March 2003, Regent Pacific resigned from the engagement and Jeffrey M. Cavins was appointed President and Chief Executive Officer. Loudeye paid fees and costs of $878,000 to Regent Pacific with respect to the interim management services provided to Loudeye during such time. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of our common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. Loudeye did not issue such options, and on July 25, 2003, Regent Pacific filed suit against Loudeye in the United States District Court for the Northern District of California for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to it under the contract. Loudeye answered the complaint on September 18, 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted Loudeye’s request that venue for the dispute be transferred to United States District Court for the Western District of the State of Washington. Discovery in this case is ongoing. Loudeye intends to defend this action and pursue vigorously its counterclaims.
PRINCIPAL AND SELLING STOCKHOLDERS
Principal Stockholders
      The following table shows how much Common Stock is beneficially owned by the directors, each of the executive officers named in the preceding Summary Compensation Table, all directors and executive officers as a group and owners of more than 5% of the outstanding Common Stock of Loudeye, as of March 29, 2005. Except as otherwise noted, the address of each person listed in the table is c/o Loudeye Corp., 1130 Rainier Avenue South, Seattle, WA 98144.
      Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions are included. Percentage of beneficial ownership is based on 112,062,955 shares outstanding as of March 29, 2005. For each named person, the percentage ownership includes stock which the person has the right to acquire within 60 days after March 29, 2005. However, such shares are not deemed outstanding with respect to the calculation of ownership percentage for any other person.

	Amount and Nature of	Percent of
Name and Address	Beneficial Ownership	Common Stock

Anthony J. Bay(1)	946,950	*
Jason S. Berman(2)	4,166	*
Michael A. Brochu(2)	87,500	*
Jeffrey M. Cavins(3)	429,354	*
Kurt R. Krauss(4)	345,278	*
Johan C. Liedgren(2)	210,833	*
Lawrence J. Madden(2)	187,500	*
Jason McCartney(2)	41,690	*
Michael Dougherty(5)	249,834	*
Jerold J. Goade, Jr.(6)	7,937	*
Quester Venture Partners LLP(7)	6,344,156	5.7%
All directors and executive officers as a group (8 persons)(8)	2,073,751	1.8%

*	Means less than one percent (1%)

(1)	Consists of 111,950 shares held by Mr. Bay and 835,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of March 29, 2005. Excludes 50 shares held by Mr. Bay’s son, for which Mr. Bay disclaims beneficial ownership.

(2)	Consists of shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(3)	Consists of 25,000 shares held by Mr. Cavins and 404,354 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005. Mr. Cavins resigned as our president and chief executive officer and as a director on January 31, 2005.

(4)	Consists of 237,778 shares held by Mr. Krauss and 107,500 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(5)	Consists of 14,000 shares held by Mr. Dougherty and 235,834 shares issuable upon the exercise of outstanding stock options within 60 days of March 29, 2005.

(6)	Consists of 1,562 shares held by Mr. Goade and 6,375 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 2005.

(7)	Consists of shares held by four affiliated entities, Quester Venture Partners LLP, Quester VCT2 plc, Quester VCT3 plc and Quester VCT4 plc, of which 1,433,247 are held in escrow pursuant to the terms of our acquisition of OD2. The address of such entities is 29 Queen Anne’s Gate, London, SWIH 9BU, United Kingdom.

(8)	Consists of shares held and shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005, by our current directors (Messrs. Bay, Berman, Brochu, Krauss and Liedgren) and named executive officers (Messrs. Brochu, Madden, McCartney and Dougherty).
Selling Stockholders
      We are registering for resale certain shares of our common stock.
      The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.
      Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.
Former Shareholders of On Demand Distribution Limited
      The following table sets forth certain information as of March 29, 2005 with respect to stockholders who received securities in connection with our acquisition of OD2.
      Each of the selling stockholders acquired the shares of common stock (or, if applicable, the options to purchase such shares of our common stock) covered by the registration statement of which this prospectus is a part in connection with our acquisition of all of the outstanding share capital of OD2, a privately held company organized under the laws of the United Kingdom that provides digital music services in Europe. We acquired 93% of the outstanding share capital of OD2 on June 22, 2004, and we acquired the remaining share capital of OD2 on August 17, 2004. In connection with the acquisition, each selling stockholder agreed to exchange OD2 shares (or options to purchase OD2 shares) for shares of our common stock (or options to purchase shares of our common stock). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of On Demand Distribution Limited.” Our issuances of shares of our common stock (and options to purchase shares of our common stock) to these selling stockholders was made in reliance on the exemptions from registration provided by

Regulation S and Section 4(2) under the Securities Act of 1933, as amended. In connection with the acquisition, all selling stockholders certified to Loudeye that they were either non-US persons within the meaning of Regulation S or accredited investors within the meaning of Regulation D promulgated under the Securities Act, agreed not to transfer their securities except pursuant to a registration statement or an exemption from the registration requirements of the Securities Act and made certain other certifications and agreements upon which we relied for purposes of issuing securities under such exemptions.
      We are obligated to use commercially reasonable best efforts to register the shares held and issuable upon exercise of options held by the selling stockholders and to maintain the effectiveness of such registration until March 7, 2006. If we do not comply with our registration obligations, with respect to the 3,554,419 shares of common stock we issued to certain of the selling stockholders in March 2005, we have agreed to pay these selling stockholders liquidated damages of up to 1% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations.
      Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholders.

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

Peter Armstrong(3)	2,612	*	2,612	—	—
Association of Independent Music Ltd.(4)	32,892	*	32,892	—	—
Phillip Austin(3)	2,612	*	2,612	—	—
Edward Averdieck(5)	268,279	*	268,279	—	—
Andrew Avery(6)	3,918	*	3,918	—	—
Charlotte Bale(7)	8,706	*	8,706	—	—
Joe Ballard(8)	10,883	*	10,883	—	—
Charles Bocock	7,543	*	7,543	—	—
Brent Bilger	37,384	*	37,384	—	—
BMG Entertainment International UK & Ireland Limited(9)	285,338	*	285,338	—	—
Neil Caddick(3)	2,612	*	2,612	—	—
Richard Cain(3)	2,612	*	2,612	—	—
Sally Clayton(10)	30,036	*	30,036	—	—
Roger Cooper	2,612	*	2,612	—	—
Ian Cox	3,422	*	3,422	—	—
Sarah Creasy(11)	1,741	*	1,741	—	—
Louise Cronin(3)	2,612	*	2,612	—	—
Jenny Dack(3)	2,612	*	2,612	—	—
Margaret Davis(12)	18,827	*	18,827	—	—
Sergio DeCataldis(3)	2,612	*	2,612	—	—
Alistair Dutton(13)	6,530	*	6,530	—	—
Edel Music(14)	113,418	*	113,418	—	—
Neil Elkins	6,529	*	6,529	—	—
David Embleton	27,429	*	27,429	—	—
Mark Farmer	27,429	*	27,429	—	—

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

Anke Fleischer(15)	37,001	*	37,001		—
Deon Fourie(10)	30,036	*	30,036	—	—
Peter Gabriel(16)	2,405,543	2.1%	2,405,543	—	—
Carlo Galassi(17)	8,271	*	8,271	—	—
Denis Geoghegan(6)	3,918	*	3,918	—	—
Charles Grimsdale(18)	2,814,974	2.5%	2,814,974	—	—
John Grinham(19)	299,929	*	299,929	—	—
Dori Dana Haeri	12,593	*	12,593	—	—
Peter Helps(20)	19,752	*	19,752	—	—
Stanislas Hintzy(21)	43,530	*	43,530	—	—
James Innes(13)	6,530	*	6,530	—	—
Lara Insull(11)	1,741	*	1,741	—	—
Investment Enterprise Partnership “NIF 21 — ONE”(22)	244,386	*	244,386	—	—
Investment Enterprise Partnership “NIF New Tech Fund 2000/01”(22)	396,351	*	396,351	—	—
Investment Enterprise Partnership “NIF New Tech Fund 2000/02”(22)	641,186	*	641,186	—	—
Investment Enterprise Partnership “NIF New Tech Fund 99A”(22)	167,974	*	167,974	—	—
Investment Enterprise Partnership “NIF New Tech Fund 99B”(22)	168,143	*	168,143	—	—
Lee Jones(11)	1,741	*	1,741	—	—
Michael Jones(23)	13,059	*	13,059	—	—
Michael Large(24)	37,037	*	37,037	—	—
Sarah Laval(3)	2,612	*	2,612	—	—
Morgan Littlewood	37,384	*	37,384	—	—
Letitia Massot(3)	2,612	*	2,612	—	—
Jeremy McKeown	7,472	*	7,472	—	—
Nick McKeown and My Le	85,984	*	85,984	—	—
Steve Morris(25)	3,482	*	3,482	—	—
Susan Kelly Moule(26)	41,056	*	41,056	—	—
Eric Munier(7)	8,706	*	8,706	—	—
Daniel Narayanan(11)	1,741	*	1,741	—	—
NIF Ventures Co. Ltd(22)	690,159	*	690,159	—	—
Albert Pastore(27)	6,094	*	6,094	—	—
Jon Pepper	1,741	*	1,741	—	—
Christopher Pike(28)	238,518	*	238,518	—	—
Playlouder Ltd.(29)	51,780	*	51,780	—	—
Robert Poulton(3)	2,612	*	2,612	—	—

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

Suzanne Prestidge(3)	2,612	*	2,612	—	—
Quester VCT 2 plc(30)	2,290,304	2.0%	2,290,304	—	—
Quester VCT 3 plc(30)	2,290,304	2.0%	2,290,304	—	—
Quester VCT 4 plc(30)	859,273	*	859,273	—	—
Quester Venture Partners(30)	904,275	*	904,275	—	—
Real World Records Ltd.(31)	17,259	*	17,259	—	—
Jon Reynolds(3)	2,612	*	2,612	—	—
Andy Rich(3)	2,612	*	2,612	—	—
Matthew Rigby(7)	8,706	*	8,706	—	—
Steve Robbins(32)	17,412	*	17,412	—	—
Geoffrey Roberts(32)	13,059	*	13,059	—	—
Allan Rogers(33)	15,236	*	15,236	—	—
James Routley(34)	19,752	*	19,752	—	—
Christoph Schick(13)	6,530	*	6,530	—	—
Phillip Sheperd	13,059	*	13,059	—	—
David Shephard(35)	295,223	*	295,223	—	—
Pinky Shetty(3)	2,612	*	2,612	—	—
Michael Simmonds(11)	1,741	*	1,741	—	—
Paul Smeddles	1,741	*	1,741	—	—
Paul Smith(36)	26,118	*	26,118	—	—
Bruce Storrie(37)	17,412	*	17,412	—	—
Paul Summerfield	26,850	*	26,850	—	—
Tim Swallow(3)	2,612	*	2,612	—	—
Nicholas Swallow(38)	13,168	*	13,168	—	—
Inderjeet Singh Tak(7)	8,706	*	8,706	—	—
Steve Thornton	51,395	*	51,395	—	—
Universal Music International Limited(39)	103,244	*	103,244	—	—
Stefan Vallbracht(3)	2,612	*	2,612	—	—
WEA International Inc.(40)	773,219	*	773,219	—	—
Menno Wiegeraad(3)	2,612	*	2,612	—	—

	17,239,118		17,239,118

*	Less than one percent

(1)	Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions are included. Percentage of beneficial ownership is based on 112,062,955 shares outstanding as of March 29, 2005.

(2)	Because each selling stockholder may sell all, some or none of the shares of common stock which they hold, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

(3)	Includes options to purchase 2,612 shares of Loudeye common stock.

(4)	Alison Wenham, Chair and Chief Executive, and Michael Fuller, Company Secretary, exercise voting and/or dispositive powers over the securities held by Association of Independent Music Ltd.

(5)	Mr. Averdieck served as a director of OD2 from January 2001 to June 2004. Number of shares beneficially owned includes 65,559 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(6)	Includes options to purchase 3,918 shares of Loudeye common stock.

(7)	Includes options to purchase 8,706 shares of Loudeye common stock.

(8)	Includes options to purchase 10,883 shares of Loudeye common stock.

(9)	Mr. Tim Bowen, Chairman and Mr. Clive Rich, Vice President — Legal and Business Affairs, exercises voting and/or dispositive powers over the securities held by BMG Entertainment International UK & Ireland Limited.

(10)	Includes options to purchase 30,036 shares of Loudeye common stock.

(11)	Includes options to purchase 1,741 shares of Loudeye common stock.

(12)	Includes options to purchase 18,827 shares of Loudeye common stock.

(13)	Includes options to purchase 6,530 shares of Loudeye common stock.

(14)	Mr. Michael Haentjes, Chief Executive Officer, exercises voting and/or dispositive powers over the securities held by Edel Music.

(15)	Includes options to purchase 37,001 shares of Loudeye common stock.

(16)	Mr. Gabriel served as a director of OD2 from its inception to June 2004. Excludes 17,259 shares of common stock held by Real World Records Ltd. as to which Mr. Gabriel exercises voting and/or dispositive powers but as to which he disclaims beneficial ownership. Number of shares beneficially owned includes 718,534 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(17)	Includes options to purchase 8,271 shares of Loudeye common stock.

(18)	Includes options to purchase 1,044,720 shares of Loudeye common stock. Mr. Grimsdale served as a director and chief executive officer of OD2 from February 2000 to June 2004, as Loudeye’s President, International Business Operations from June through December 2004, and as Loudeye’s Chief Strategy Officer beginning in December 2004. Number of shares beneficially owned includes 584,210 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(19)	Mr. Grinham served as a director of OD2 since January 2001 to June 2004. Number of shares beneficially owned includes 73,112 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(20)	Includes options to purchase 19,752 shares of Loudeye common stock.

(21)	Includes options to purchase 43,530 shares of Loudeye common stock.

(22)	Mr. Shuichi Taniguchi, Executive Officer, and Mr. Shinichiro Hakuta, General Manager, exercise voting and/or dispositive powers over the securities held by Investment Enterprise Partnership “NIF 21 — ONE”, Investment Enterprise Partnership “NIF New Tech Fund 2000/01”, Investment Enterprise Partnership “NIF New Tech Fund 2000/02”, Investment Enterprise Partnership “NIF New Tech Fund 99A” and Investment Enterprise Partnership “NIF New Tech Fund 99B”. Mr. Shuichi Taniguchi, Executive Officer, and Mr. Noburo Suzui, General Executive Officer, exercise voting and/or dispositive powers over the securities held by NIF Ventures Co. Ltd. The aggregate number of shares beneficially owned by Investment Enterprise Partnership “NIF 21 — ONE”, Investment Enterprise Partnership “NIF New Tech Fund 2000/01”, Investment Enterprise Partnership “NIF New Tech Fund 2000/02”, Investment Enterprise Partnership “NIF New Tech Fund 99A”, Investment Enterprise Partnership “NIF New Tech Fund 99B” and NIF Ventures Co. Ltd. totaling 2,308,199 represents approximately 2.1% of Loudeye’s outstanding common stock as of March 29, 2005, and includes an aggregate of 521,303 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(23)	Includes options to purchase 13,059 shares of Loudeye common stock.

(24)	Mr. Large served as a director of OD2 from February 2000 to June 2004. Excludes 17,259 shares of common stock held by Real World Records Ltd. as to which Mr. Large exercises voting and/or dispositive powers but as to which he disclaims beneficial ownership. Number of shares beneficially owned includes 34,360 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(25)	Includes options to purchase 3,482 shares of Loudeye common stock.

(26)	Number of shares beneficially owned includes 12,405 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(27)	Includes options to purchase 6,094 shares of Loudeye common stock

(28)	Mr. Pike served as a director and the Secretary of OD2 from April 2001 to June 2004. Number of shares beneficially owned includes 67,267 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(29)	Paul Hitchman, Jim Gottlieb and Martin Mills exercise voting and/or dispositive powers over the securities held by Playlouder Ltd.

(30)	Jock Birney, Andrew Holmes, Peter Roberts, Howard Rudebeck, Tom Cruby and John Spooner exercise voting and/or dispositive powers over the securities held by Quester VCT 2 plc. Mike Brooke, George Hayter, Andrew Holmes, David Quysner and John Spooner exercise voting and/or dispositive powers over the securities held by Quester VCT 3 plc. Rob Barrow, Andrew Holmes, Alan Lamb, John Spooner and Robert Wright exercise voting and/or dispositive powers over the securities held by Quester VCT 4 plc. Quester Venture GP Ltd., through its Directors Simon Acland, Jonathan Gee, Andrew Holmes, Jeremy Milne, John Spooner, Iain Wilcock and Martin Williams, exercise voting and/or dispositive control over the securities held by Quester Venture Partners. The aggregate number of shares beneficially owned by Quester VCT 2 plc, Quester VCT 3 plc, Quester VCT 4 plc, and Quester Venture Partners totaling 6,344,156 represents approximately 5.7% of Loudeye’s outstanding common stock as of March 29, 2005, and includes an aggregate of 1,433,247 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(31)	Thomas Brooman, Peter Gabriel, Amanda Jones and Michael Large exercise voting and/or dispositive powers over the securities held by Real World Records Ltd.

(32)	Includes options to purchase 17,412 shares of Loudeye common stock.

(33)	Includes options to purchase 15,236 shares of Loudeye common stock.

(34)	Includes options to purchase 19,752 shares of Loudeye common stock.

(35)	Mr. Shephard served as a director of OD2 from February 2000 to June 2004. Number of shares beneficially owned includes 71,465 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(36)	Includes options to purchase 26,118 shares of Loudeye common stock.

(37)	Includes options to purchase 17,412 shares of Loudeye common stock.

(38)	Includes options to purchase 13,168 shares of Loudeye common stock.

(39)	Johannes Reiner van den Eijden, Marinus Nicolaas Henny, Theodor Roos, Cornelius van Dijk, Gilbert Henri Maria Walter Cloeckarct and Nicolaas Pieter van den Hoven, on behalf of Universal International Music B.V. and its ultimate parent company, Vivendi Universal S.A. exercise voting and/or dispositive powers over the securities held by Universal Music International Limited.

(40)	The officers and directors of Warner Music Group, the parent company to WEA International Inc., exercise voting and/or dispositive powers over the securities held by WEA International Inc. As of December 1, 2004, the executive officers of Warner Music Group were Edgar Bronfman, Jr., Chairman of the Board and CEO, Lyor Cohen, Chairman and CEO, U.S. Recorded Music, Paul-René Albertini, Chairman and CEO, Warner Music International, Les Bider, Chairman and CEO, Warner/ Chappell Music, Inc., Michael Ward, Acting Chief Financial Officer, and David H.

Johnson, Executive Vice President and General Counsel. As of December 1, 2004, the non-employee directors of Warner Music Group were Len Blavatnik, Charles A. Brizius, John P. Connaughton, Scott L. Jaeckel, Seth W. Lawry, Thomas H. Lee, Ian Loring, Jonathan M. Nelson, Mark Nunnelly and Scott M. Sperling.

December 2004 Private Placement Participants
      The following table sets forth certain information as of December 31, 2004 with respect to stockholders who purchased securities in a private placement pursuant to a subscription agreement dated as of December 21, 2004. We issued an aggregate of 16,800,007 shares of our common stock to these selling stockholders, together with warrants to purchase 5,040,002 shares of common stock for an exercise price of $2.25 per share. The warrants are not exercisable until June 23, 2005 and are then exercisable until December 23, 2009. We also granted the selling stockholders a one year right to purchase up to 30% of any securities sold by us in future financings, subject to exceptions. Our issuance of these securities was made in reliance on the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, and an appropriate legend has been placed on the securities.
      The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The first column lists the number of shares of common stock beneficially owned by each selling stockholder as of December 21, 2003 as determined in accordance with the rules of the Commission. The second column lists the percentage of outstanding shares that is beneficially owned by each selling stockholder. The third column lists the number of shares of common stock shares issuable to each selling stockholder assuming exercise of the warrant acquired by such selling stockholder in the December 2004 private placement (these shares are not included in the first column because these warrants are not exercisable within 60 days of March 29, 2005). The fourth column lists the shares of common stock being offered by this prospectus by each selling stockholder. In accordance with our registration obligations contained in the subscription agreement relating to our December 2004 financing transaction, this prospectus covers the resale of that number of shares of common stock equal to the number of shares of common stock issued pursuant to the subscription agreement plus those shares of common stock issuable upon exercise of the warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The registration rights set forth in the subscription agreement may be transferred to a transferee or assignee which acquires at least 100,000 shares from the holder of registrable securities. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages of up to 1% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations.
      Under the terms of the warrants, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the fourth column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
      For a more complete description of the warrants, please see the Warrant which was filed as Exhibit 10.2 to our current report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2004.
      This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

	Ownership Before Offering				Ownership After Offering

	Number of	Percent of		Number of	Number of	Percent of
	Shares	Shares	Number of Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	Underlying Warrants	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Issued(1)	Offered(1)	Owned(2)	Owned(2)

Portside Growth and Opportunity Fund(3)	3,500,000	3.1%	1,050,000	4,550,000	—	—
D.B. Zwirn Special Opportunities Fund, Ltd.(4)	2,543,338	2.3%	763,001	3,306,339	—	—
D.B. Zwirn Special Opportunities Fund, L.P.(4)	726,668	*	218,000	944,668	—	—
D.B. Zwirn Special Opportunities Fund (TE), L.P.(4)	363,334	*	109,000	472,334	—	—
Smithfield Fiduciary LLC(5)	3,633,330	3.2%	1,089,999	4,723,329	—	—
Kings Road Investments Ltd.(6)	3,633,330	3.2%	1,089,999	4,723,329	—	—
Carnegie Technology Sub-Fund(7)	900,000	*	120,000	520,000	—	—
Baron iOpportunity Fund(8)	666,667	*	200,000	866,667	—	—
Lagunitas Partners LP(9)	2,704,764	2.4%	200,000	866,667	—	—
Gruber & McBaine International(9)	841,711	*	60,000	260,001	—	—
Hamilton College(10)	142,335	*	40,001	173,336	—	—
Wallace Foundation(10)	78,167	*	20,000	86,667	—	—
Jon D. Gruber & Linda W. Gruber(11)	148,335	*	40,001	173,336	—	—
J. Patterson McBaine(12)	370,238	*	40,001	173,336	—	—

	20,252,217		5,040,002	21,840,009

(1)	Percentage of beneficial ownership for the selling stockholder is based on 112,062,955 shares of our common stock outstanding as of March 29, 2005. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions are included. The column “Number of Shares Beneficially Owned” does not include warrants acquired as of December 23, 2004 in connection with the private placement by the selling stockholders (which warrants are listed under the column “Number of Shares Underlying Warrants Issued”) because such warrants are not exercisable within 60 days of March 29, 2005. Shares underlying these warrants are included in the column “Number of Shares That May be Offered” (as are the shares of common stock issued to the selling stockholders in the December 2004 private placement).

(2)	Because each selling stockholder may sell all, some or none of the shares of common stock which they hold, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

(3)	Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Each of Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the securities held by Portside.

(4)	D.B. Zwirn & Co., L.P. is the trading manager of each of D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund (TE), L.P. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owner by another Reporting Person.

(5)	Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(6)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”) and Polygon Investments Ltd. (the “Manager”) each has the right to vote and dispose of the securities held by Kings Road Investments Ltd. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers and the Manager. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road Investments Ltd.

(7)	Carnegie Investment Bank acts as the investment adviser to Carnegie Technology Sub-Fund and exercises voting and/or dispositive powers over the securities held by Carnegie Technology Sub-Fund. Mikael Kadri is the fund manager of Carnegie Investment Bank. Carnegie Investment Bank and Mikael Kadri disclaim beneficial ownership of the securities held by Carnegie Technology Sub-Fund.

(8)	This selling stockholder has identified BAMCO, Inc., a New York corporation as a natural person with control over Baron iOpportunity Fund, a series of Baron Investment Funds Trust. BAMCO, Inc., a registered investment adviser, has investment control over the securities held by the selling stockholder. In his capacity as portfolio manager at BAMCO, Inc., Mitch Rubin makes investment decisions on behalf of BAMCO, Inc. with respect to these securities.

(9)	Gruber & McBaine Corporate Management is (i) the general partner of Lagunitas Partners, L.P. and (ii) attorney-in-fact for Gruber & McBaine International. Mr. Jon D. Gruber and Mr. J. Patterson McBaine, Managers, and Mr. Eric B. Swergold, Member of Gruber & McBaine Capital Management, share voting and investment powers over the shares listed. Jon D. Gruber, J. Patterson McBaine, Eric Swergold and Gruber & McBaine Capital Management disclaim beneficial ownership of the securities held by these selling stockholders. Shares beneficially owned by Gruber & McBaine International include currently exercisable warrants to purchase 58,065 shares of common stock. Shares beneficially owned by Lagunitas Partners LP include currently exercisable warrants to purchase 180,645 shares of common stock.

(10)	Gruber & McBaine Corporate Management is investment advisor to Hamilton College and the Wallace Foundation. Mr. Jon D. Gruber and Mr. J. Patterson McBaine, Managers, and Mr. Eric B. Swergold, Member of Gruber & McBaine Capital Management, share voting and investment powers over the shares listed. J. Patterson McBaine, Eric Swergold and Gruber & McBaine Capital Management disclaim beneficial ownership of the securities held by these selling stockholders.

(11)	Shares beneficially owned by Jon D. Gruber and Linda D. Gruber do not include 3,648,767 shares and currently exercisable warrants to purchase 238,710 shares of common stock managed by Gruber & McBaine Corporate Management on behalf of other investors (and Jon D. Gruber and Linda D. Gruber disclaim beneficial ownership of such shares).

(12)	Shares beneficially owned by J. Patterson McBaine include warrants to purchase 19,355 shares of common stock. Shares listed as beneficially owned by J. Patterson McBaine do not include 3,648,767 shares and currently exercisable warrants to purchase 238,710 shares of common stock managed by Gruber & McBaine Corporate Management on behalf of other investors (and J. Patterson McBaine disclaims beneficial ownership of such shares).
February 2004 Private Placement Participants
      The following table sets forth certain information as of March 29, 2005 with respect to certain stockholders who purchased securities through purchase agreements dated as of February 13, 2004, pursuant to which we sold 10,810,811 shares of common stock at $1.85 per share to a limited number of accredited investors. The gross proceeds received from the financing were $20.0 million. We paid a placement fee equal to 5% of the gross proceeds. A complete copy of the form of the Subscription Agreement is filed as Exhibit 10.1 to our annual report on Form 10-K filed with the SEC on February 17, 2004. This information is based upon information provided by the selling stockholders.
      These securities were offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Rule 506 of Regulation D thereunder, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act. An appropriate legend was placed on the shares issued.

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

David Wetherell	956,816	*	540,541	—	—

	956,816		540,541

*	Less than one percent

(1)	Percentage ownership for the selling stockholder is based on 112,062,955 shares of our common stock outstanding as of March 29, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

(2)	Because the selling stockholder may sell all, some or none of the shares of common stock which it holds, no estimate can be given of the number of shares of common stock that will be held by it upon termination of the offering.
Overpeer Holders
      The following table sets forth certain information as of March 29, 2005 with respect to certain stockholders who obtained securities in connection with our acquisition of Overpeer Inc., a privately held company based in New York (“Overpeer”). This information is based upon information provided by the selling stockholders.
      In March 2004, we completed the acquisition of Overpeer. Pursuant to the Agreement and Plan of Merger and Reorganization (“Merger Agreement”), among Loudeye, Privateer Acquisition Corp., a wholly owned subsidiary of Loudeye, Overpeer and certain of Overpeer’s stockholders. Privateer Acquisition Corp. was merged with and into Overpeer, with Overpeer continuing as the surviving company and a wholly-owned subsidiary of Loudeye (the “Merger”). As a result of the Merger, all of the outstanding capital stock of Overpeer was exchanged for a total of 1,752,772 shares of Loudeye’s common stock. Of the shares issued in the Merger, 262,916 were held in escrow for one year and are available to satisfy indemnity claims under the Merger Agreement. In January 2005, one of the former Overpeer stockholders substituted $425,004 in cash for 186,234 of the shares held in escrow, resulting in a remaining escrow balance of $425,004 in cash and 76,682 shares of common stock. In February 2005, Loudeye delivered notice to the escrow agent and representative of the former Overpeer stockholders of claims for breach of representations and warranties under the merger agreement. As a result, the escrow cash and shares will remain in escrow until Loudeye and the representative of the former Overpeer stockholders resolve the claims against escrow in accordance with the terms of the escrow agreement.
      The shares of Loudeye’s common stock issued in the Merger were offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Rule 506 of Regulation D thereunder, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act. An appropriate legend was placed on the shares issued.
      Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholders.

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(3)	Owned(2)

SK Energy & Chemical, Inc.(3)(4)	935,173	1.0%	858,491	—	—
Marc Morgenstern(3)(5)	108,243	*	63,243	—	—
Valerian Thomas(3)(6)	42,200	*	4,700	—	—
Cheol Woong Lee(3)(7)	78,919	*	75,919	—	—
Chang Young Lee(3)(8)	105,088	*	102,588	—	—
Doo Hee Lee(3)	40,623	*	40,623	—	—
Eric Bingham(3)(9)	42,500	*	—	—	—
Myung Hyun Cho(3)	27,082	*	27,082	—	—
LaSalle Bank National Association(9)	76,682	*	76,682	—	—

	1,326,010		1,249,328

*	Less than one percent

(1)	Percentage ownership for each selling stockholder is based on 112,062,955 shares of our common stock outstanding as of March 29, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares. Includes all shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(2)	Because each selling stockholder may sell all, some or none of the shares of common stock which it holds, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

(3)	Excludes shares issued in the merger but which are held in escrow to satisfy any indemnification obligations in favor of Loudeye.

(4)	Wooseock Chong, Vice President of Investment Management of SK Energy & Chemical, Inc., possesses voting and investment control over the shares held by SK Energy & Chemical, Inc. Beneficial ownership includes 76,682 shares held in escrow over which SK Energy & Chemical, Inc. possesses voting and investment control. (See note 10 below.)

(5)	In connection with the merger, Mr. Morgenstern, the former chief executive officer of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s vice president and general manager following the merger. Consists of 63,243 shares held by

Mr. Morgenstern and 45,000 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(6)	In connection with the merger, Mr. Thomas, the former chief technical officer of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s vice president and director of technology following the merger. Consists of 4,700 shares held by Mr. Thomas and 37,500 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(7)	In connection with the merger, Mr. Lee, a former director of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s director of quality assurance following the merger. Consists of 75,919 shares held by Mr. Lee and 2,500 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(8)	In connection with the merger, Mr. Lee, a former director of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s director of customer relations. Consists of 102,588 shares held by Mr. Lee and 2,500 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(9)	In connection with the merger, Mr. Bingham, the former chief financial officer of Overpeer, executed an employment agreement pursuant to which he accepted the position as Overpeer’s vice president of business operations following the merger. Consists of 42,500 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of March 29, 2005.

(10)	LaSalle Bank holds these shares as escrow agent for certain of the shares issued in the Overpeer merger to satisfy indemnification obligations in favor of Loudeye. SK Energy & Chemical, Inc., is the stockholder representative of former Overpeer stockholders, and has authority to authorize the sale of some or all of such shares and the proceeds thereof will be deposited in escrow.
Warrant Holder
      The following table sets forth certain information as of March 29, 2005 with respect to a holder of two warrants to purchase shares of our common stock. The information about this selling stockholder is based upon information provided by the selling stockholder. One warrant, representing the right to purchase 25,000 shares of our common stock, was issued by us in December 2003 in connection with our term loan and line of credit agreement. The other warrant, representing the right to purchase an aggregate of 20,889 shares of our common stock, was assumed by us in connection with our acquisition of DiscoverMusic.com in March 2001. Silicon Valley Bancshares has the right to include the shares obtainable upon exercise of the warrants in any registration statement we file for any of our other securities, with certain limited exceptions. To our knowledge, the selling stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

Shares of Common Stock Beneficially Owned
	Prior to the Offering(1)				Shares Beneficially
Owned After the
		Shares			Offering(1)(2)
Underlying
Selling Stockholder	Shares	Warrants	Total	Percent	Number	Percent

Silicon Valley Bancshares(3)	—	45,889	45,889	*	—	—

*	Less than one percent

(1)	Percentage ownership for the selling stockholder is based on 112,062,955 shares of our common stock outstanding as of March 29, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares. Warrants to purchase 45,889 shares of common stock are included in total shares of common stock beneficially owned prior to the offering as they are currently exercisable.

(2)	Because the selling stockholder may sell all, some or none of the shares of common stock which it holds, no estimate can be given of the number of shares of common stock that will be held by it upon termination of the offering.

(3)	Paulette Mehas, Treasurer, Donal Delaney, Controller, and Jack Jenkins-Stark, Chief Financial Officer, share voting and investment power over the shares listed. Silicon Valley Bank is a wholly-owned subsidiary of Silicon Valley Bancshares. SVB Alliant, also a wholly-owned subsidiary of Silicon Valley Bancshares, is a registered broker-dealer. SVB Securities, a wholly-owned subsidiary of Silicon Valley Bank, is a registered broker-dealer.
TenTV Holders
      The following table sets forth certain information as of March 29, 2005, with respect to certain stockholders who hold securities we originally issued in connection with our acquisition of TT Holding Corp., also known as TenTV. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.
      We entered into a merger agreement on November 19, 2002 through which we acquired TT Holding Corp., also known as TenTV. Under the terms of such agreement, we agreed to issue the former stockholders of TenTV, a total of 7,900,155 common shares and unsecured promissory notes in the aggregate original principal amount of $1,059,435. The notes accrued interest at 5% per year, compounded quarterly in arrears, and gave us the option to redeem the outstanding principal and accrued interest with our common shares if we met certain conditions, including that the notes were not in default and our common shares were listed on a principal exchange or on NASDAQ. The number of shares issuable upon redemption was to be calculated by dividing

•	The principal amount and all accrued interest due under the notes as of the date of redemption, by

•	The average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004.
      The amounts due under the notes could be offset, pro rata, for indemnification claims in our favor under the acquisition agreement arising before that time. In the event the aggregate amount due under the notes was not sufficient to cover such claims, we had the right to demand return of a number of the shares held in escrow (see below), valued at the average of the last sale price of our common shares for the 30 trading days preceding January 1, 2004, to the extent necessary to offset such claims. The returned shares were to be allocated pro rata to the former TenTV stockholders.
      On December 31, 2003, we redeemed the notes at the redemption price of $1.76 per share for a total of 635,386 shares of our common stock, and determined that there were no indemnification claims against the TenTV stockholders.
      These securities issued to the former TenTV stockholders were offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Rule 506 of Regulation D thereunder, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act. An appropriate legend was placed on the shares issued. We agreed to register all of the shares of common stock issued to the

TenTV stockholders in the merger, including all shares issuable upon redemption of the notes, at the same time we file a registration statement for any of our other securities, with certain limited exceptions.

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(2)	Offered	Owned(3)	Owned(2)

Sachem Investments LLC(4)	47,037	*	47,037	—	—
Steve H. Harmon Revocable Trust(5)	352,787	*	352,787	—	—
Charles Schwab & Co. FBO Kurt R. Krauss(6)	345,278	*	190,741	154,537	*
Bruce Hanson(7)	34,300	*	34,300	—	—
Makoto Obara	221,480	*	221,480	—	—
Howard A. Acheson Trust FBO Michael Acheson(8)	267,017	*	267,017	—	—
Howard A. Acheson Trust FBO Kathryn Acheson Cooke(9)	205,345	*	205,345	—	—
Joseph K. Fisher	98,381	*	98,381	—	—
GraceAnn LaForgia	85,185	*	85,185	—	—
Cooke LLC(10)	34,000	*	34,000	—	—
Jeff Voge	16,000	*	16,000	—	—
Kevin A Grawe Revocable Trust(11)	17,727	*	17,727	—	—
Paul F. Deninger and Lori Anne Colella JT(12)	9,086	*	9,086	—	—
Bill Krueger	4,987	*	4,987	—	—
Sara B. Grawe Trust(13)	4,987	*	4,987	—	—
Blue Water Strategic Fund I, L.L.C.(14)	550,864	*	550,864	—	—
The Michael H. Acheson Trust(15)	68,147	*	68,147	—	—
Steve Harmon(16)	370,513	*	17,726	—	—

	2,733,121		2,225,797	154,537

*	less than 1%

(1)	Includes common shares issued on December 31, 2003 upon the redemption of promissory notes issued to the selling stockholders named in this table in the aggregate original principal amount of $1,059,435, at a redemption price of $1.76 per share.

(2)	Percentage ownership for each selling stockholder is based on 112,062,955 shares of our common stock outstanding as of March 29, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

(3)	Because each selling stockholder may sell all, some or none of the shares of common stock which they hold, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

(4)	Mr. Kurt R. Krauss, the sole member of Sachem Investments LLC, holds investment and voting power of the shares listed. Mr. Krauss is a director of Loudeye.

(5)	In March 2004, Mr. Steven H. Harmon, trustee of the Steven H. Harmon Revocable Trust, took assignment of the shares originally held by him individually. To our knowledge, Mr. Harmon continues to hold voting and investment power over the shares listed.

(6)	Mr. Krauss is a director of Loudeye. The selling stockholder is the trustee of an individual retirement account for the benefit of Mr. Krauss. Beneficial ownership also includes 107,500 shares which may be obtained upon the exercise of options exercisable within 60 days of March 29, 2005.

(7)	Mr. Hanson is the former chief executive officer of TT Holding Co., which was acquired by the company in November 2002.

(8)	In February 2004, Howard A. Acheson Trust FBO Michael Acheson (also known as The Michael H. Acheson Trust) took assignment of 16,403 shares originally held by Blue Water Strategic Fund I, LLC. To our knowledge, Kristine K. Gullo, associate vice president, and Patrick J. Burns, Sr., senior vice president, of The Bank of New York (Delaware), trustee of the Howard A. Acheson Trust FBO Michael Acheson, share voting and investment control over the shares listed.

(9)	In February 2004, Howard A. Acheson Trust FBO Kathryn Acheson Cooke took assignment of 16,402 shares originally held by Blue Water Strategic Fund I, LLC. To our knowledge, David Diamond and Terry Banet of J.P. Morgan Trust of Delaware, trustee of the Howard A. Acheson Trust FBO Kathryn Acheson Cooke, share voting and investment control over the shares listed.

(10)	Kim D. Cooke, managing member of Cooke LLC, holds voting and investment power over the shares listed.

(11)	In February 2004, Kevin A. Grawe, trustee of the Kevin A. Grawe Revocable Trust, took assignment of the shares originally held by him individually. To our knowledge, Mr. Grawe continues to hold voting and investment power over the shares listed.

(12)	In February 2004, Paul F. Deninger and Lori Anne Colella JT took assignment of 9,086 shares originally held by Broadview SLP. To our knowledge, Mr. Deninger and Ms. Colella share voting and investment control over the shares listed.

(13)	In April 2004, the Sara B. Grawe Trust took assignment of the shares originally held by Steven G. Grawe. To our knowledge, Sara B. Grawe holds voting and investment control over the shares listed.

(14)	As managing directors of Blue Water Capital LLC, the managing member of Blue Water Strategic Fund I, L.L.C., Michael H. Acheson, Kim D. Cooke, Henry D. Barratt, Jr. and Wilbur M. Priester share voting and investment power over the shares held by Blue Water Strategic Fund I, L.L.C.

(15)	Kristine K. Gullo, associate vice president, and Patrick J. Burns, Sr., senior vice president, of The Bank of New York (Delaware), trustee of The Michael H. Acheson Trust, share voting and investment control of the shares held by the trust. Mr. Michael H. Acheson is the beneficiary of The Michael H. Acheson Trust, and has voting and investment control over the shares held by Blue Water Strategic Fund I, L.L.C.

(16)	Beneficial ownership by Mr. Harmon includes 352,787 shares held by Steven H. Harmon Revocable Trust.
August 2003 Private Placement Participants
      The following table sets forth certain information as of September 4, 2003 with respect to certain stockholders who purchased securities through purchase agreements dated as of August 28, 2003. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.
      We entered into various purchase agreements, each dated as of August 28, 2003, with certain of the selling stockholders named in the table of selling stockholders under the heading “Private Placement Participants.” These selling stockholders paid us an aggregate of $12,150,000 in gross proceeds in consideration for 7,838,708 shares of our common stock at a price of $1.55 per share. Each investor also received a warrant to purchase 10% of the number of shares of common stock purchased at an exercise price of $2.00. Additionally, Roth Capital Partners, LLC, who acted as placement agent for the foregoing stock purchases, received as part of its placement fee, a warrant to purchase 195,968 shares of common stock at an exercise price of $2.00. The warrants are exercisable until February 28, 2007, and collectively initially represented the right to purchase 979,839 shares of common stock. Of these warrants, warrants to purchase 850,807 shares were outstanding as of March 29, 2005.
      These securities were offered and sold without registration under the Securities Act of 1933 in reliance upon the exemption provided by Rule 506 of Regulation D thereunder, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act. An appropriate legend was placed on the shares issued.
      We have agreed to use our best efforts to keep this registration statement effective until the earlier date when all of the August 2003 private placement shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages of up to 2% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations.
      The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

	Ownership Before Offering					Ownership After Offering

	Number of	Number of Shares	Total	Percent of	Number of	Number of	Percent of
	Shares	Underlying	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Warrants	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Issued(1)	Owned(1)	Owned(1)	Offered(1)	Owned(2)	Owned(2)

Lagunitas Partners LP(3)	2,524,119	180,645	2,704,764	2.4%	1,987,097	—	—
Gruber & McBaine International(3)	783,646	58,065	841,711	*	638,710	—	—
J. Patterson McBaine(3)	350,883	19,355	370,238	*	212,903	—	—
Bonanza Master Fund, Ltd(4)	—	129,032	129,032	*	129,032	—	—
033 Growth Partners I, L.P.(5)	—	68,130	68,130	*	68,130	—	—
033 Growth Partners II, L.P.(5)	—	19,100	19,100	*	19,100	—	—
Oyster Pond Partners, L.P.(5)	—	9,290	9,290	*	9,290	—	—
033 Growth International Fund, LTD(5)	—	32,512	32,512	*	32,512	—	—
Omicron Master Trust(6)	—	64,516	64,516	*	64,516	—	—
Proximity Fund LP(7)	—	16,129	16,129	*	16,129	—	—
Proximity Partners LP(7)	—	16,129	16,129	*	16,129	—	—
SF Capital Partners Ltd.(8)	322,580	32,258	354,838	*	354,838	—	—
Criterion Capital Partners, LP(9)	—	9,355	9,355	*	9,355	—	—
Criterion Capital Partners, Ltd(9)	—	14,193	14,193	*	14,193	—	—
Criterion Capital Partners, Institutional(9)	—	8,710	8,710	*	8,710	—	—
Palisades Master Fund(10)	—	32,258	32,258	*	32,258	—	—
Crescent International LTd.(11)	—	32,258	32,258	*	32,258	—	—
Bristol Investment Fund, Ltd.(12)	—	25,807	25,807	*	25,807	—	—
RHP Master Fund, Ltd.(13)	—	16,129	16,129	*	16,129	—	—
Roth Capital Partners, LLC(14)	—	195,968	195,968	*	195,968	—	—

	3,981,228	979,839	4,961,067		3,883,064

(1)	Percentage ownership for each selling stockholder is based on 112,062,955 shares of our common stock outstanding as of March 29, 2005. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares. Warrants acquired as of August 28, 2003 in connection with purchases of common stock by the selling stockholders. The warrants have an exercise price of $2.00 and are exercisable beginning February 28, 2004 and until February 28, 2007. The shares of common stock issuable upon exercise of the warrants are considered beneficially owned by the warrant holders, as the warrants are currently exercisable.

(2)	Because each selling stockholder may sell all, some or none of the shares of common stock which they hold, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

(3)	Gruber & McBaine Corporate Management is (i) the general partner of Lagunitas Partners, L.P. and (ii) attorney-in-fact for Gruber & McBaine International. Mr. Jon D. Gruber and Mr. J. Patterson McBaine, Managers, and Mr. Eric B. Swergold, Member of Gruber & McBaine Capital Management, share voting and investment powers over the shares listed. Jon D. Gruber, J. Patterson McBaine, Eric Swergold and Gruber & McBaine Capital Management disclaim beneficial ownership of the securities held by these selling stockholders. Shares listed as beneficially owned by J. Patterson McBaine do not include 3,648,767 shares and currently exercisable warrants to purchase 238,710 shares of common stock managed by Gruber & McBaine Corporate Management on behalf of other investors (and J. Patterson McBaine disclaims beneficial ownership of such shares).

(4)	Mr. Bernay Box, the General Partner of Bonanza Master Fund, Ltd., has voting and investment powers over such securities.

(5)	Mr. Lawrence C. Longo, Jr. holds voting power over the shares held by 033 Growth Partners I, L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P. Mr. Roderick M. Forrest and Mr. Frasier Ross share voting power of the shares held by 033 Growth International Fund, LTD. Mr. Michael T. Vigo holds investment power over the shares held by 033 Growth International Fund, LTD, 033 Growth Partners I, L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P.

(6)	Omicron Capital, L.P., a Delaware limited partnership (Omicron Capital), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (Omicron), Omicron Capital, Inc., a Delaware corporation (OCI), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (Winchester) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share investment power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and investment power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share investment power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or investment power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(7)	Mr. Geoff Crosby and Mr. Steve Crosby, as General Partners of Proximity Partners LP and Proximity Fund LP, share voting and investment power over the shares listed.

(8)	SF Capital Partners, Ltd., is a British Virgin Islands company. Staro Asset Management, L.L.C., a Wisconsin limited liability company, acts as investment manager of SF Capital. As the managing members of Staro, Michael A. Roth and Brian J. Stark possess sole voting and investment power over all of the foregoing shares. Therefore, Messrs. Roth and Stark may be deemed the beneficial owner of the shares of our common stock reported in the table for this selling stockholder as a result of possessing such powers.

(9)	Mr. Christopher Lord, the portfolio manager of Criterion Capital Partners LP, Criterion Capital Partners, Ltd. and Criterion Capital Partners, Institutional, has voting and investment power over securities held by Criterion Capital Partners LP, Criterion Capital Partners, Ltd. and Criterion Capital Partners, Institutional.

(10)	Mr. Andrew Reckles, general partner of Palisades Master Fund, has voting and investment control over the shares listed.

(11)	Mr. Mel Craw and Mr. Maxi Brezzi, in their capacities as managers for GreenLight (Switzerland) S.A., the investment advisor to Crescent International Limited, share voting and investment power over the shares to be sold by Crescent International Limited. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares of our common stock.

(12)	Mr. Paul Kessler, managing member of Bristol Capital Advisors, LLC, the investment manager of Bristol Investment Fund, Ltd., has sole voting and investment control over the shares listed.

(13)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owed by RHP Master Fund. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. All of the aforementioned entities and individuals disclaim beneficial ownership of the shares held by RHP Master Fund, Ltd.

(14)	Roth Capital Partners, LLC is a registered broker-dealer and NASD member, and acted as placement agent in connection with the sale of our common stock and warrants. Gordon Roth and Byron Roth share voting and investment power with respect to shares held by Roth Capital Partners, LLC.
PLAN OF DISTRIBUTION
      The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Settlement of short sales;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.
      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      In connection with Loudeye’s acquisition of OD2, certain of the selling stockholders that were former shareholders of OD2 agreed to contractual orderly sales provisions which limit the number of shares that may be sold by such selling stockholders, individually, at any one time. In addition, an aggregate of 1,790,731 shares of common stock owned by 17 former OD2 shareholders are subject to a lock-up agreement which prohibits transfers of those shares prior to September 18, 2005. In addition, an aggregate of 3,581,462 of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part and held by 17 former OD2 shareholders are being held in escrow by us through December 22, 2005, and, therefore, cannot be sold under this prospectus until such shares are released from escrow.
      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
      Two of the selling stockholders, Portside Growth and Opportunity Fund and Smithfield Fiduciary LLC, are affiliates of a broker-dealer. Each of these selling stockholders has represented and warranted to us that, at the time of the purchase, it did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares and that it acquired shares of our common stock in the ordinary course of business.
      We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
      The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares. Loudeye has informed the selling stockholders that the anti-manipulation provision of Regulation M under the Exchange Act may apply to purchases and sales of shares by the selling stockholders, and that there are restrictions on market making activities by persons engaged in the distribution of the shares.
DESCRIPTION OF CAPITAL STOCK
      As of March 29, 2005, there were 112,062,955 shares of common stock outstanding. We are authorized to issue 150,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

      The following description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
Common Stock
      The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See “Dividend Policy” for a description of our policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of Loudeye, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the exercise of options by certain selling stockholders named herein will, upon issuance, be fully paid and nonassessable.
Preferred Stock
      Pursuant to our certificate of incorporation, our board of directors will have the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Loudeye without further action by the stockholders. We have no present plans to issue any shares of preferred stock.
Warrants
      At March 29, 2005, there were 6,131,606 shares of common stock issuable upon the exercise of outstanding warrants, with exercise prices ranging from $1.75 to $9.55 and a weighted average exercise price of $2.19 per share. Of these outstanding warrants, warrants to purchase 5,040,002 shares of our common stock were issued on December 23, 2004, in connection with our private placement transaction to 14 accredited investors. These warrants have an exercise price of $2.25 per share and are not exercisable until six months after the date of issuance and are then exercisable until the fifth anniversary of the date of issuance. Warrants to purchase 979,839 shares of common stock were initially issued in connection with the private placement we completed in August 2003. Of these warrants, 850,807 are outstanding as of March 29, 2004. These warrants have an exercise price of $2.00 per share and are exercisable until March 2007. A warrant to purchase an additional 25,000 shares of common stock at an exercise price of $1.75 per share was issued in connection with a term loan and line of credit agreement in December 2003 and is exercisable until December 2010. A warrant to purchase an additional 20,889 shares of common stock at an exercise price of $3.50 per share was assumed by us in connection with one of our acquisition transactions in 2001 and is exercisable until August 2006. The resale of 5,936,698 shares of our common stock issuable upon exercise of these warrants is being registered by the registration statement of which this prospectus is a part.
Delaware and Washington Anti-Takeover Law and Certain Charter and Bylaw Provisions
      Provisions of Delaware and Washington law and our certificate of incorporation and bylaws could make more difficult the acquisition of Loudeye by a third party and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.
      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized by 66 2/3% vote at an annual or special meeting or stockholders.
      A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.
      The laws of the state of Washington, where our principal executive offices are located, also impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an acquiring person) for a period of five years after such acquisition unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition.
      Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive disproportionate benefit as a stockholder.
      After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.
      A target corporation includes a foreign corporation if:

•	the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act;

•	the corporation’s principal executive office is located in Washington;

•	any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents;

•	a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation; and

•	a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington.
      A corporation may not “opt out” of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control.
      Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Loudeye.
      Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly as equal in size as possible, with staggered three year terms. The classification of the board of directors has the effect of requiring more than one annual stockholder meeting to replace a majority of the directors. Our bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the president and holders of 25% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, the president and chief executive officer or any 25% holder. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Loudeye.
Limitation of Liability and Indemnification Matters
      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
      Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.
      Loudeye has entered into indemnification agreements with certain of its officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that Loudeye will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by Loudeye or in its name (derivative suits), where the individual’s involvement is by reason of the fact that he is or was an officer. Such amounts include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, an officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Loudeye’s best interests. The individual will only be indemnified in connection with any criminal proceeding if such individual had no reasonable belief that his or her conduct was unlawful.
Registration Rights
      The registration statement of which this prospectus is a part covers the resale of shares issued by us, and shares issuable upon exercise of warrants issued, in the following transactions:

•	17,239,475 shares issued to former OD2 shareholders (or issuable upon exercise of options by former OD2 shareholders) in connection with our acquisition of OD2;

•	21,840,009 shares issued, and issuable upon exercise of warrants, to participants in our December 2004 private placement transaction;

•	965,816 shares issued to participants in our February 2004 private placement transaction;

•	1,284,479 shares issued to former stockholders of Overpeer in connection with our March 2004;

•	45,889 shares issuable upon exercise of stock options issued in connection with a term loan and line of credit agreement in December 2003 and assumed by us in connection with one of our acquisition transactions in 2001;

•	2,225,887 shares issued to former stockholders of TenTV in connection with our November 2002 acquisition; and

•	3,883,064 shares issued, and issuable upon exercise of warrants, to participants in our August 2003 private placement transaction.
      We are obligated to file this registration statement and we have undertaken to use commercially reasonable efforts to keep it effective, generally through the date that these shares are freely tradable under Rule 144(k).
Transfer Agent and Registrar
      The transfer agent and registrar for common stock is ChaseMellon Shareholder Services L.L.C., telephone number (206) 674-3030.
Listing
      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “LOUD”.
SHARES ELIGIBLE FOR FUTURE SALE
      We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      As of March 29, 2005, we had 112,062,955 shares of common stock outstanding. Such number of shares of common stock outstanding excludes:

•	1,540,238 shares of common stock issuable upon the exercise of immediately exercisable stock options to certain of the selling stockholders tha are former shareholder of OD2 for an exercise price of $.001, which shares are covered by this prospectus;

•	13,288,070 shares of common stock issuable upon the exercise of outstanding stock options as of March 29, 2005, with exercise prices ranging from $0.26 to $3.00 per share and a weighted average exercise price of $1.31 per share;

•	6,131,606 shares of common stock issuable upon the exercise of warrants outstanding as of March 29, 2005, with exercise prices ranging from $1.75 to $9.55 and a weighted average exercise price of $2.19 per share; and

•	2,974,914 shares of common stock available for future issuance under our stock options plans.
      Of the outstanding shares approximately 65,039,209 shares are freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as the term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining approximately 47,023,746 shares of common stock will be deemed “restricted securities” as defined under Rule 144 and are being registered for resale pursuant to the registration statement of which this prospectus is a part. Restricted securities may be sold in the public market only if registered or if they qualify for resale under Rule 144 promulgated under the Securities Act, which is summarized below.
      In connection with Loudeye’s acquisition of OD2, certain of the selling stockholders that were former shareholders of OD2 agreed to contractual orderly sales provisions which limit the number of shares that may be sold by such selling stockholders, individually, at any one time. In addition, an aggregate of 1,790,731 shares of common stock owned by 17 former OD2 shareholders are subject to a lock-up agreement which prohibits transfers of those shares prior to September 18, 2005. In addition, an aggregate of 3,581,462 of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part and held by 17 former OD2 shareholders are being held in escrow by us through December 22, 2005, and, therefore, cannot be sold under this prospectus until such shares are released from escrow.
Rule 144
      In general, under Rule 144 a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which would equal approximately 1,120,630 shares as of March 29, 2005; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Stock Options
      As of March 29, 2005, options to purchase a total of 13,288,070 shares of common stock were outstanding, of which 2,730,079 were exercisable. As of March 29, 2005, 2,974,914 shares of our common stock were available for future issuance under our stock option plans. In addition, an aggregate of 1,540,238 shares of common stock are issuable upon the exercise of immediately exercisable stock options held by former OD2 shareholders. We have filed Form S-8 registration statements under the Securities Act to register all shares of our common stock issuable under our 1998 Stock Option Plan, 2000 Stock Option Plan, 2000 Employee Stock Option Plan and 2000 Director Stock Option Plan. Accordingly, shares of our common stock underlying these stock options will be eligible for sale in the public markets, subject to vesting restrictions.
VALIDITY OF COMMON STOCK
      Latham & Watkins LLP will pass upon the validity of 9,860,637 shares of common stock issued to certain of the selling stockholders that were former shareholders of OD2 and 21,840,009 shares of common stock issued and issuable upon exercise of warrants to selling stockholders that participated in our December 2004 private placement. The validity of the remaining shares of common stock being offered by this prospectus has previously been passed upon in connection with the registration statements previously filed with and declared effective by the Securities and Exchange Commission, which registration statements have been combined with the registration statement of which this prospectus is a part pursuant to Rule 429 promulgated under the Securities Act.
EXPERTS
      The consolidated financial statements of Loudeye Corp. as of December 31, 2004 and for the year then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, included in this prospectus, have been so included in reliance on the reports of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Loudeye Corp. as of December 31, 2003 and for each of the two years in the period ended December 31, 2003, included in this prospectus, have been so included in reliance on the report (which contains an emphasis of a matter paragraph relating to the Company’s liquidity position as disclosed in the second, third and fourth paragraphs of Note 1, which appear in the consolidated financial statements in the Company’s Form S-1 dated February 9, 2005 and are not presented herein) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of On Demand Distribution Ltd. as of March 31, 2004 and 2003 and for each of the years then ended included in this prospectus, have been audited by Grant Thornton UK LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http:www.sec.gov.”

LOUDEYE CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL
To the Board of Directors and Stockholders of
Loudeye Corp.
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Loudeye Corp. and subsidiaries (the Company) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the eight material weaknesses identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      Management’s report on internal control over financial reporting as of December 31, 2004, and our audit thereof, excludes consideration of internal control over financial reporting for Overpeer, Inc. and On Demand Distribution, Ltd., two subsidiaries acquired by the Company during the year ended December 31, 2004. Overpeer, Inc. and On Demand Distribution, Ltd. represented 12% of the Company’s total consolidated assets as of December 31, 2004, and 49% of the Company’s total consolidated revenue for the year ended December 31, 2004.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment.

      1. Inadequate personnel in finance and accounting — The Company has insufficiently skilled personnel and a lack of human resources within the Company’s finance, accounting, and reporting functions. The lack of appropriately skilled personnel could result in material misstatements to financial statements not being detected in a timely manner.
      2. Inadequate oversight and monitoring of financial processes and financial and accounting personnel — The Company has insufficient oversight of financially significant processes and systems, including monitoring and oversight of the work performed by the Company’s finance and accounting personnel. The processes and systems with insufficient oversight and monitoring include the review and approval, and documentation of the review and approval, of journal entries; periodic reconciliations of subsidiary ledgers, balance sheet and income statement accounts; payroll and employee benefit related processing and reporting; royalty related tracking, reporting, and accounting; invoicing of customers and the processing of customer credits; purchasing of and payment for goods and services received; accrual of expenses; general ledger closing; and the monthly, quarterly, and annual consolidation and financial reporting process. As a result, the Company does not have sufficient internal control over financial reporting to ensure underlying transactions are being appropriately and timely accounted for, which could lead to material misstatements in the financial statements not being detected in a timely manner.
      3. Inadequate or ineffectively designed controls — The Company has an insufficient number of effectively designed controls or ineffectively designed controls to ensure that revenue and royalty transactions are calculated, processed, and accurately reflected in the proper period in the general ledger. As a result, adjustments in the Company’s revenue and royalty accounts and financial statements could occur.
      4. Inadequate information technology and general computer controls — The Company does not have adequate information technology and general computer controls over its information systems control environment, including application level design and documentation controls. As a result, the Company is unable to rely upon information technology general controls to perform as expected over time. The processes with inadequate controls include the integration of internally developed software into financially significant business applications; password management and sharing; and physical access to information technology systems. In addition, the Company has insufficient documentation of their general computer controls and was unable to demonstrate through testing that their information technology dependent controls were operating effectively. As a result, errors in the Company’s financial statements that have not been prevented or detected by the Company’s information technology and general computer controls could occur.
      5. Inadequate analysis, documentation, and review of significant non-routine transactions — The Company does not have adequate controls relating to the analysis, documentation, and review of the selection and application of generally accepted accounting principles, to the classification of amortization and impairment charges related to certain intangible assets, business acquisitions, and other non-routine transactions, and the preparation of financial statement disclosures relating thereto. As a result, the Company does not have sufficient procedures to ensure significant underlying non-routine transactions are appropriately and timely accounted for in the general ledger.
      6. Inadequate monitoring of controls for third-party service providers — The Company has inadequate controls over the assessment and monitoring of the effectiveness of controls executed by third party service providers related to the implementation and/or maintenance of customer level controls. As a result, the information and reports from third-party service providers received and utilized by the Company may contain errors.
      7. Inadequate entity-level controls — The Company does not have effective entity level controls with respect to the overall control environment and monitoring. There are inadequacies in the process for systematic communication of company-wide policies and procedures to all employees, including a lack of uniform and consistent communication of the importance of controls. The pervasive nature of the material weaknesses in the Company’s internal control over financial reporting in itself constitutes a material weakness. There are also inadequacies in the Company’s process to ensure periodic monitoring of internal control activities. As a result, errors in the Company’s financial statements that have not been prevented or detected by the Company’s entity level controls could occur.
      8. Inadequate demonstration of control effectiveness through testing — The Company was unable to demonstrate through testing that the Company’s internal control over financial reporting was effective for certain processes as required by the COSO criteria. The controls that the Company was unable to test included the quarterly and annual general close procedures and financial reporting.
      These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report on financial statements dated March 25, 2005 on those financial statements.
      In our opinion, management’s assessment that Loudeye Corp. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the control criteria, Loudeye Corp. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
      We do not express an opinion or any other form of assurance on management’s statements referring to remediation or timing in management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

/s/ Moss Adams LLP
Seattle, Washington
March 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
FINANCIAL STATEMENTS
To the Board of Directors and Stockholders of
Loudeye Corp.
      We have audited the accompanying consolidated balance sheet of Loudeye Corp. and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Loudeye Corp. and subsidiaries as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Loudeye Corp.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 25, 2005 expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Moss Adams LLP
Seattle, Washington
March 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
and Stockholders of Loudeye Corp.
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of Loudeye Corp. (formerly Loudeye Technologies, Inc.) and subsidiaries (the “Company”) at December 31, 2003, and the results of their operations and of their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In June 2004, the Company acquired On Demand Distribution Limited (“OD2”). The terms of this acquisition require the payment of £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for) through November 30, 2005, to OD2 shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, the Company is exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration the Company must pay to the former OD2 shareholders. The Company may elect to pay the amounts due to OD2’s shareholders in shares of the Company’s common stock. As a result of the Company’s acquisition of OD2, the Company will be required to provide additional funding to support OD2’s ongoing operations. There can be no assurance that the Company’s cash balances after December 31, 2004 will be sufficient to sustain its operations in 2005 and to fund the ongoing operations of OD2.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
March 18, 2004, except for the second, third and fourth paragraphs of Note 1, which appear in the consolidated financial statements in the Company’s Form S-1 dated February 9, 2005 and are not presented herein as to which the date is December 13, 2004; and except for the revisions of classifications disclosed in Note 2, as to which the date is March 30, 2005.

LOUDEYE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(In thousands, except per
	share amounts)
ASSETS
Cash and cash equivalents	$29,864	$12,480
Marketable securities	9,016	9,460
Accounts receivable, net of allowance for doubtful accounts of $241 and $235	5,333	1,781
Prepaid expenses and other current assets	1,298	345
Assets held for sale	—	363

Total current assets	45,511	24,429
Long-term marketable securities	2,288	—
Restricted cash	2,568	316
Property and equipment, net	5,661	1,123
Goodwill	43,549	—
Intangible assets, net	3,700	86
Assets held for sale	—	730
Other assets, net	431	360

Total assets	$103,708	$27,044

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$4,012	$1,229
Accrued compensation and benefits	929	378
Accrued and other liabilities	4,966	1,155
Accrued special charges	403	1,670
Accrued acquisition consideration	15,924	—
Deferred revenue	4,353	485
Current portion of long-term debt and capital lease obligations	1,135	1,348
Line of credit	—	1,285
Liabilities related to assets held for sale	—	98

Total current liabilities	31,722	7,648
Deferred revenue, net of current portion	1,343	228
Common stock payable related to acquisition	3,193	—
Long-term debt and capital lease obligations, net of current portion	1,000	2,135

Total liabilities	37,258	10,011
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000 shares authorized, none outstanding	—	—
Common stock, warrants and additional paid-in capital; for common stock $0.001 par value, 150,000 shares authorized; 99,021 and 56,974 shares issued and outstanding in 2004 and 2003	273,958	210,134
Deferred stock compensation	(111)	(214)
Accumulated deficit	(209,284)	(192,887)
Accumulated other comprehensive income	1,887	—

Total stockholders’ equity	66,450	17,033

Total liabilities and stockholders’ equity	$103,708	$27,044

See notes to consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2004	2003	2002

	(In thousands, except per share
	amounts)
REVENUE	$16,821	$11,948	$12,681
COST OF REVENUE(1)	12,063	8,076	15,260

Gross profit (loss)	4,758	3,872	(2,579)
OPERATING EXPENSES:
Sales and marketing(1)	4,456	3,286	7,667
Research and development(1)	4,017	1,688	3,159
General and administrative(1)	11,323	8,656	11,375
Amortization of intangible assets	234	831	1,790
Stock-based compensation(1)	306	1,298	(383)
Special charges — goodwill impairments	—	5,307	—
Special charges — other	312	1,913	6,152

Total operating expenses	20,648	22,979	29,760
LOSS FROM OPERATIONS	(15,890)	(19,107)	(32,339)
OTHER INCOME (EXPENSE):
Interest income	377	347	1,149
Interest expense	(201)	(286)	(631)
Gain on sale of media restoration assets	156	—	—
Increase in fair value of common stock warrants	—	(248)	—
Other income (expense), net	(839)	120	659

Total other income (expense)	(507)	(67)	1,177

NET LOSS	$(16,397)	$(19,174)	$(31,162)

Net loss per share — basic and diluted	$(0.22)	$(0.39)	$(0.75)

Weighted average shares outstanding — basic and diluted	73,845	49,797	41,393

(1)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Years Ended December 31,

	2004	2003	2002

Cost of revenue	$117	$62	$(34)
Sales and marketing	156	47	(55)
Research and development	83	57	(21)
General and administrative	67	1,194	(307)
See notes to consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock,
	Warrants and
	Additional Paid-In				Accumulated
	Capital		Deferred		Other	Total
			Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Compensation	Deficit	Income	Equity

	(In thousands)
BALANCES, January 1, 2002	40,475	$192,627	$(883)	$(142,550)	$—	$49,194
Issuance of shares for acquisitions	9,228	3,786	—	—	—	3,786
Repurchase of shares	(2,696)	(1,105)	—	—	—	(1,105)
Stock option exercises and shares issued under ESPP	169	57	—	—	—	57
Amortization of deferred stock-based compensation, net of cancellations	—	(1,170)	753	—	—	(417)
Net loss	—	—	—	(31,162)	—	(31,162)

BALANCES, December 31, 2002	47,176	194,195	(130)	(173,713)	—	20,352
Repurchase of common stock	(1,469)	(425)	—	—	—	(425)
Stock option and warrant exercises and shares issued under ESPP	2,084	2,023	—	—	—	2,023
Shares issued in private placement	7,839	9,975	—	—	—	9,975
Conversion of common stock warrants from a liability to equity	—	1,704	—	—	—	1,704
Shares issued to pay accrued acquisition consideration	636	1,118	—	—	—	1,118
Shares issued for prior acquisitions and accrued bonus	629	25	—	—	—	25
Deferred stock-based compensation	—	544	(544)	—	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	—	460	—	—	460
Stock-based compensation	79	900	—	—	—	900
Issuance of common stock warrants	—	75	—	—	—	75
Net loss	—	—	—	(19,174)	—	(19,174)

BALANCES, December 31, 2003	56,974	210,134	(214)	(192,887)	—	17,033
Stock option and warrant exercises and shares issued under ESPP	1,623	1,202	—	—	—	1,202
Shares issued in private placements	27,611	42,308	—	—	—	42,308
Shares issued for acquisitions	11,418	17,975	—	—	—	17,975
Shares issued in payment of accrued acquisition consideration	1,395	2,044	—	—	—	2,044
Deferred stock-based compensation	—	380	(380)	—	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	(207)	483	—	—	276
Stock-based compensation	—	(10)	—	—	—	(10)
Issuance of common stock warrants	—	132	—	—	—	132
Comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	(85)	(85)
Foreign currency translation adjustment	—	—	—	—	1,972	1,972
Net loss	—	—	—	(16,397)	—	(16,397)

Total comprehensive loss	—	—	—	—	—	(14,510)

BALANCES, December 31, 2004	99,021	$273,958	$(111)	$(209,284)	$1,887	$66,450

See notes to consolidated financial statements

LOUDEYE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2004	2003	2002

	(In thousands)
OPERATING ACTIVITIES
Net loss	$(16,397)	$(19,174)	$(31,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,919	2,378	7,223
Special charges and other non cash items	(164)	6,744	3,575
Other income from settlement of acquisition terms	—	—	(700)
Stock-based compensation	423	1,360	(417)
Foreign currency transaction loss	833	—	—
Increase in fair value of common stock warrants	—	248	—
Changes in operating assets and liabilities, net of amounts acquired in purchases of businesses:
Accounts receivable	(1,823)	326	358
Prepaid expenses and other assets	(363)	1,889	464
Accounts payable	(1,203)	36	24
Accrued compensation and benefits and other accrued expenses	447	(1,916)	(1,226)
Accrued special charges	(1,024)	—	—
Deferred revenue	2,505	408	(306)
Assets and liabilities held for sale	—	402	(109)

Net cash used in operating activities	(13,847)	(7,299)	(22,276)

INVESTING ACTIVITIES
Purchases of property and equipment	(5,697)	(115)	(1,676)
Proceeds from sales of property and equipment	—	185	109
Cash paid for acquisition of businesses and technology, net	(555)	(82)	(2,361)
Assets and liabilities held for sale	996	—	(801)
Payments received on loans made to related party and related interest	—	1,187	734
Purchases of marketable securities	(20,015)	(11,750)	(11,105)
Sales of marketable securities	15,834	12,268	23,563

Net cash provided by (used in) investing activities	(9,437)	1,693	8,463

FINANCING ACTIVITIES
Proceeds from sale of stock and exercise of stock options and warrants	1,202	2,023	47
Proceeds from private equity financings, net	42,403	11,431	—
Proceeds from line of credit and debt	—	8,320	—
Principal payments on debt, line of credit and capital lease obligations	(2,644)	(5,043)	(20,495)
Repurchase of common stock from related party	—	(425)	(1,118)

Net cash provided by (used in) financing activities	40,961	16,306	(21,566)

Effect of foreign currency translation on cash	(293)	—	—

Net increase (decrease) in cash and cash equivalents	17,384	10,700	(35,379)
Cash and cash equivalents, beginning of period	12,480	1,780	37,159

Cash and cash equivalents, end of period	$29,864	$12,480	$1,780

Supplemental disclosures:
Cash paid for interest	$216	$200	$623
Issuance of common stock for acquisition of businesses	17,975	—	3,786
Issuance of common stock to pay accrued acquisition consideration and accrued interest	2,044	1,118	—
Repayment of related party note with shares	—	—	777
Assets acquired under capital leases	—	112	467
Reversal of deferred stock compensation as a result of option cancellations	—	—	1,170
Conversion of common stock warrants from a liability to equity	—	1,704	—
See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Loudeye
      Loudeye is a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Loudeye’s services enable its customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic networks. Loudeye’s proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering, from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital music services, wireless music services, and streaming Internet radio and music sample services. Loudeye’s outsourced solutions can decrease time-to-market while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable Loudeye’s customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models. In June 2004, Loudeye acquired On Demand Distribution Limited (“OD2”), a privately held digital music provider based in Europe (see Note 3). In March 2004, Loudeye acquired Overpeer, Inc. (“Overpeer”), a privately held provider of digital media data mining, anti-piracy and promotional solutions based in New York (see Note 3).
      Loudeye segregates its business in two business segments, the digital media services segment and the media restoration services segment. As discussed in Note 5, Loudeye completed the sale of its media restoration services business in May 2004.

2.	Summary of Significant Accounting Policies

Accounting Principles
      The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation
      The consolidated financial statements include the accounts of Loudeye Corp. and its wholly owned domestic and foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Loudeye has included the results of operations of acquired entities from the dates of acquisition (see Note 3).

Estimates and Assumptions
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and assumptions are affected by management’s application of accounting policies. Examples include estimates of loss contingencies, when technological feasibility is achieved, purchase accounting, music publishing rights and music royalty accruals, the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns, and determining when investment impairments are other-than-temporary. Actual results could differ from those estimates.
      Management evaluates the potential loss exposure on various claims and lawsuits arising in the normal course of business. An accrual is made if the amount of a particular claim or lawsuit is probable and reasonably estimable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents
      Loudeye considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposits and money market accounts maintained with financial institutions and certain other investment grade instruments, which at times exceed federally insured limits. Loudeye has not experienced any losses on its cash and cash equivalents.

Marketable Securities
      Loudeye has classified as available-for-sale all marketable debt and equity securities for which there is a determinable fair market value and no restrictions on Loudeye’s ability to sell within the next 24 months. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense). Loudeye has classified securities with a remaining contractual maturity of greater than one year as long term marketable securities. All securities have a remaining contractual maturity of two years or less. The cost basis for determining realized gains and losses on available-for-sale securities is determined on the specific identification method.
      The following table summarizes the composition of Loudeye’s cash, cash equivalents, and available-for-sale marketable securities at December 31, 2004 and 2003 (in thousands):

	December 31,

	2004	2003

Cash and cash equivalents:
Cash	$6,607	$7,451
Money market mutual funds	23,257	5,029

Total cash and cash equivalents	29,864	12,480

Marketable securities:
Corporate notes & bonds	5,738	1,210
Commercial paper & CDs	1,289	—
U.S. Government agency securities	1,989	8,250

Total marketable securities	9,016	9,460

Long-term marketable securities:
Corporate notes & bonds	$2,288	$—

Total long-term marketable securities	2,288	—

Total cash, cash equivalents and marketable securities	$41,168	$21,940

      The fair value of the available-for-sale marketable securities by contractual maturity at December 31, 2004 is as follows:

Fair Value

Within one year	$9,016
One to two years	2,288

Total marketable securities	$11,304

      The gross unrealized gains or losses on available-for-sale securities at December 31, 2004 and 2003 and the gross realized gains or losses on the sale of available-for-sale securities for the years ended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, 2003 and 2002 were immaterial and are therefore not shown. Loudeye has concluded that unrealized losses are temporary due to Loudeye’s ability to realize its investments at maturity.

Restricted Cash
      At December 31, 2004, restricted cash represents approximately $2.0 million of cash equivalents pledged as collateral against a term loan and approximately $568,000 of cash equivalents pledged as collateral in connection with standby letter of credit agreements with certain financial institutions and leasing companies. Accordingly, the restricted cash has been classified as long-term in the accompanying consolidated balance sheets.

Accounts Receivable
      Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents Loudeye’s best estimate of the amount of probable credit losses in Loudeye’s existing accounts receivable. Loudeye performs a periodic analysis to determine the appropriate allowance for doubtful accounts. This analysis includes various analytical procedures and a review of factors, including individual review of past due balances over 90 days and greater than a specified amount, Loudeye’s history of collections, as well as the overall economic environment. Account balances are charged off against the allowance after the potential for recovery is considered remote.

Property and Equipment
      Property and equipment is stated at cost less accumulated depreciation and impairment write-downs. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the applicable lease term or the estimated useful life of the asset.

Goodwill
      Loudeye accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Under FAS 142, goodwill deemed to have indefinite life is not amortized, but is subject to, at a minimum, annual impairment tests. Loudeye assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors Loudeye considers important which could trigger an impairment review include the following:

•	poor economic performance relative to historical or projected future operating results;

•	significant negative industry, economic or company specific trends;

•	changes in the manner of our use of the assets or the plans for our business;

•	market price of our common stock; or

•	loss of key personnel
      Goodwill represents the excess of cost over the estimated fair value of net assets acquired, primarily from Loudeye’s recent acquisitions of Overpeer and OD2, which in accordance with FAS 142, is not being amortized. Also in accordance with FAS 142, Loudeye tests goodwill for impairment at the reporting unit level on an annual basis or as determined necessary. FAS 142 requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second test is not performed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. Based on the annual goodwill test for impairment that Loudeye performed during the quarter ended December 31, 2004, it was determined that there is no impairment of goodwill.
      Loudeye performed its annual impairment tests for 2003 and 2002 and recorded resulting impairment charges. These charges are discussed in greater detail in Note 4.
      The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows (in thousands):

	Years Ending
	December 31,

	2004	2003

Beginning balance	$—	$5,307
Impairment of goodwill from Streampipe acquisition	—	(3,775)
Impairment of goodwill from VidiPax acquisition	—	(1,532)
Goodwill from Overpeer acquisition	2,478	—
Goodwill from OD2 acquisition	41,071	—

	$43,549	$—

      The OD2 and Overpeer acquisitions are components of Loudeye’s digital media services segment. The Streampipe acquisition was a component of Loudeye’s digital media services segment and the Vidipax acquisition was a component of Loudeye’s media restoration services segment.

Impairment of Long-Lived Assets
      Long lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Fair Value of Financial Instruments and Concentrations of Credit Risk
      Financial instruments that potentially subject Loudeye to concentrations of credit risk consist of cash and cash equivalents, marketable securities, restricted cash, accounts receivable, accounts payable, accrued liabilities and debt and capital lease obligations. The fair values of these financial instruments approximate their carrying value based on their liquidity or short-term nature. The carrying value of Loudeye’s long-term obligations approximate fair value due to the variable nature of the interest.
      Loudeye is exposed to credit risk due to its extension of credit to its customers. Loudeye’s customer base is dispersed across different geographic areas throughout North America and Europe and consists of customers in numerous industries. Loudeye performs initial and ongoing evaluations of its customers’ financial condition and generally extends credit on open account, requiring collateral as deemed necessary. One customer accounted for approximately 16% of accounts receivable at December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the year ended December 31, 2004, no customers accounted for 10% or more of Loudeye’s revenue. During 2003 and 2002, The Coca-Cola Company accounted for approximately 11% and 13% of our revenue. A significant portion of Loudeye’s revenue from The Coca-Cola Company during those periods related to media restoration services which Loudeye ceased providing with its sale of that business in early 2004.

Revenue Recognition
      Substantially all of Loudeye’s revenue is derived from Loudeye’s digital media service offerings including digital media store services (which include music store services), encoding services, content protection services, samples services, Internet radio services, live and on-demand webcasting services and media restoration services.
      Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be realized within the next twelve months is classified as current.
      Our basis for revenue recognition is substantially governed by Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, as superseded by SAB 104, “Revenue Recognition,” the FASB’s Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), and in very limited cases as it relates to sales of software products Statement of Position No. 97-2, “Software Revenue Recognition,” as amended by Statement of Position No. 98-4, 98-9, and related interpretations and Technical Practice Aids (SOP 97-2).
      Determining Separate Elements and Allocating Value to Those Elements. If sufficient evidence of the fair values of the delivered and undelivered elements of an arrangement does not exist, revenue is deferred using revenue recognition principles applicable to the entire arrangement as if it were a single element arrangement under EITF 00-21 and is recognized on a straight-line basis over the term of the contract. For arrangements with multiple deliverables which are determined to have separate units of accounting, revenue is recognized upon the delivery of the separate units in accordance with EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value for the delivered item, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.
      In the limited circumstances where Loudeye sells software products, Loudeye recognizes revenue associated with the license of software in accordance with SOP 97-2. Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple services, Loudeye allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.
      Some of Loudeye’s arrangements may include consulting services sold separately under professional services contracts. Professional services arrangements are billed on a time and materials basis and accordingly, revenue is recognized as the services are performed.
      Digital media store services revenue. Digital media store services, including music store services, are our newest service offerings and grew significantly following our acquisition of OD2 in June 2004. Loudeye charges its digital media store customers fixed platform fees, which generally consist of enabling and hosting the service and maintenance of the service’s overall functionality during the term of the customer contract. Platform services may include fees related to integration to a customer’s website, wireless sites,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
inventory, account management, and commerce and billing systems. Additionally, platform fees associated with our digital media store services include digital rights management, editorial services, usage reporting, and digital content royalty settlement. Loudeye charges platform fees to its customers in a variety of manners, including initial set-up fees, monthly only fees, or a combination of initial set-up and monthly fees. In addition, Loudeye provides a number of transactional services, including cover art and metadata publishing, rich media ring tunes (for wireless applications) delivery, varied commerce and content consumption alternatives for digital media content, including pay-as-you-go, permanent download, or à la carte.
      Loudeye follows the guidance in EITF 00-21 for purposes of allocating the total consideration to the individual deliverables in its digital media store services arrangements. Loudeye evaluates whether each of the elements in these arrangements represent a separate unit of accounting, as defined by EITF 00-21, using all applicable facts and circumstances, including whether (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s) and (iii) if there is a general right of return relative to the delivered item(s), performance of the undelivered item(s) is considered probable and substantially in Loudeye’s control.
      If Loudeye determines there are separate units of accounting, Loudeye allocates the arrangement consideration to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately. Assuming all other criteria are met (i.e., evidence of an arrangement exists, collectibility is probable, and fees are fixed or determinable), revenue is recognized as follows:

•	Platform fees are recognized ratably over the term of the contract.

•	Revenues from permanent download, or à la carte, are recognized at the time the content is delivered, digitally, to the consumer.

•	Revenues from pay-as-you-go are deferred and then recognized as tracks are downloaded by the consumer or as credits expire, whichever occurs earlier.
      If evidence of fair value cannot be established for the undelivered elements of an agreement, the revenue from the arrangement is recognized ratably over the period that these elements are delivered or, if appropriate, under the percentage of completion method based on the ratio of direct labor hours incurred to date to total projected labor hours.
      Encoding services revenue. Encoding services consist of (i) processing and conversion of digital content into different digital formats pursuant to customers’ specifications via Loudeye’s proprietary encoding and transcoding systems and (ii) the delivery of such processed content to the customer. The encoded content is either delivered electronically to a file transfer protocol (FTP) site that our customers access via a previously provided password or Loudeye physically ships the content to its customers. In accordance with SAB 104, Loudeye recognizes revenue when persuasive evidence of an arrangement exists and the service has been rendered, provided the fee is fixed or determinable and collection is deemed probable. Loudeye evaluates each of these criteria as follows:

•	Evidence of an arrangement: Loudeye considers a non-cancelable agreement signed by Loudeye and the customer to be evidence of an arrangement.

•	Services have been rendered: Loudeye considers this criteria to be satisfied when the content has been delivered.

•	Fixed or determinable fee: Loudeye assesses whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Loudeye considers these criteria to be satisfied when the payment terms associated with the transaction are within Loudeye’s normal payment terms. If a significant portion of a fee is due after the date that fees would customarily be due under Loudeye’s normal payment terms, Loudeye considers the fee to not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be fixed and determinable, and in such cases, Loudeye would defer revenue and recognize it when the fees become due and payable.

•	Collection is deemed probable: Loudeye initially assesses the probability of collection to determine whether this criterion is satisfied based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. If Loudeye determines that collection of a fee is not reasonably assured, Loudeye defers revenue until the time collection becomes reasonably assured, which is generally upon the receipt of cash.
      Content protection services revenue. Content protection services consist primarily of anti-piracy, data mining and content promotion solutions related to peer-to-peer file sharing networks. Customer billings for content protection services are generally based on a fixed monthly fee, but may also contain a volume-based component and, for content promotion services, a fee based on monthly customer sales volume. Under the provisions of SAB 104 and EITF 00-21, Loudeye recognizes revenue in the period in which the services are provided.
      Samples services revenue. Samples services are provided to customers using Loudeye’s proprietary streaming media software, tools, and processes. Music samples are streamed files containing selected portions, or samples, of a full music track and are typically 30 to 60 seconds in length. Customer billings are based on the volume of data streamed at rates agreed upon in the customer contract, and may be subject to a nonrefundable monthly minimum fee. Under the provisions of SAB 104 and EITF 00-21, Loudeye recognizes revenue in the period in which the samples are delivered.
      Internet radio and video services revenue. Internet radio and video services are provided to customers using Loudeye’s proprietary media software, tools and processes. Internet radio and video services can consist of the rebroadcast over the Internet of a customer’s over-the-air radio programming. Services provided may also include play list selection and programming services for online radio channels and may include related video content, such as music videos. Under the provisions of SAB 104 and EITF 00-21, revenue from the sale of Internet radio and video services is recognized on a monthly basis as the services are provided and customers are typically billed monthly in arrears.
      Webcasting services revenue. Webcasting services are provided to customers using Loudeye’s proprietary streaming media software, tools and processes. Services for live webcast events and services for on-demand webcasting services are generally sold separately. For live webcasting events, Loudeye charges a fixed fee. On demand webcasting service fees are based on a contract with either set monthly minimum fees which entitle the customer to a monthly volume of stored and streamed data that is specified in the contract or a contract with charges based upon actual monthly volume of stored and streamed data with no monthly minimum fees. Additional fees are required to be paid under the contract if the volume of data streamed in a particular month exceeds the specified monthly volume threshold, and the per unit charges for the additional volume approximate the per unit charges for the minimum volumes. Any unused volume of streamed or stored data expires at each month end.
      Because Loudeye separately sells services for live webcast events and services for on-demand webcasting, the Company has verifiable and objective evidence of the fair value for both the live and on-demand services. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenue for live webcasting and on-demand webcasting services which are not subject to monthly minimums in the period in which the webcast event, data storage or data streaming occurs. Revenue for on-demand webcasting services subject to monthly minimums is recognized monthly on a straight line basis over the contract period, based upon contracted monthly rates for the specified volume thresholds. Revenue for additional usage fees is recognized in the period that the additional usage occurs.
      Software license revenue. In the limited circumstances in which Loudeye sells software products, the Company recognizes revenue associated with the license of software in accordance with SOP 97-2. Revenue from software license sales accounted for less than 1% of Loudeye’s revenues in 2004 and less

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
than 3% of Loudeye’s revenues in 2003. Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple services, Loudeye allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Elements included in multiple element arrangements consist of software, intellectual property, implementation services, maintenance and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.
      Media restoration services revenue. Media restoration services consisted of services provided by Loudeye’s VidiPax subsidiary to restore and upgrade old or damaged archives of traditional media. Under the provisions of SAB 104 and EITF 00-21, Loudeye recognizes revenue as these services are rendered and Loudeye has no continuing involvement in the goods and services delivered, which generally is the date the finished media is shipped to the customer. As discussed in Note 5, Loudeye completed the sale of the VidiPax business in May 2004 pursuant to an agreement dated October 31, 2003.

Software Development Costs
      Research and development costs associated with software development consist primarily of salaries, wages and benefits for development personnel and are generally charged to expense until technological feasibility has been established for the services. Once technological feasibility has been established, all software costs are capitalized until the services are available for general release to customers. Capitalized costs are then amortized on a straight-line basis over the term of the applicable contract, or based on the ratio of current revenue to total projected service revenue, whichever is greater. Technology acquired in business combinations is recorded in intangible assets and purchased software is recorded in property, plant and equipment.

Stock-Based Compensation
      Loudeye accounts for stock-based employee compensation plans by applying the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations including Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25” (FIN 44). Under this method, compensation expense is recorded based on the difference between the exercise price of employee stock options granted and the fair value of Loudeye’s common stock at the date of grant. Deferred compensation, if any, is amortized over the vesting period of the related options, which is three to four years.
      Equity instruments issued to non-employees are accounted for in accordance with the provisions of FAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services” (EITF 96-18), and related interpretations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net loss and net loss per share if Loudeye had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation awards (in thousands except per share amounts):

	Years Ended December 31,

	2004	2003	2002

Net loss, as reported	$(16,397)	$(19,174)	$(31,162)
Add: stock-based employee compensation expense under APB 25 included in reported net loss	239	593	(417)
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(4,231)	(929)	(1,114)

Pro forma net loss	$(20,389)	$(19,510)	$(32,693)

Net loss per share:
Basic and diluted — as reported	$(0.22)	$(0.39)	$(0.75)
Basic and diluted — pro forma	$(0.28)	$(0.39)	$(0.79)
      To determine compensation expense under FAS 123, Loudeye used the following assumptions:

	2004	2003	2002

Risk-free interest rates	2.33-5.71%	2.68- 5.71%	3.93- 5.71%
Expected lives	3 years	5 years	5 years
Expected dividend yields	0%	0%	0%
Expected volatility	115-120%	135- 136%	75%

Advertising
      Advertising costs are expensed as incurred. Advertising expense is included in sales and marketing expenses in the accompanying consolidated statements of operations and was approximately $99,000 in 2004, $85,000 in 2003, and $787,000 in 2002.

Comprehensive Loss
      Comprehensive loss is comprised of net loss, foreign currency translation adjustments and net unrealized gains (losses)on available-for-sale marketable securities and is presented in the accompanying consolidated statements of stockholders’ equity.

Foreign Currencies
      Loudeye considers the functional currency of its foreign subsidiaries to be the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income (loss) in stockholders’ equity. Gains and losses from foreign currency transactions, which were a net loss of approximately $833,000 during 2004, are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2003 or 2002.

Income Taxes
      Loudeye accounts for income taxes under the asset and liability method as set forth in FAS No. 109, “Accounting for Income Taxes,” under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and operating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carry forwards are expected to be recovered or settled.

Segments
      Loudeye has adopted FAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its services, geographic areas and major customers. Management has determined that during the fiscal year ended December 31, 2004, Loudeye operated in two segments, digital media services and media restoration services.

Guarantees, Warranties, and Indemnification
      In the ordinary course of business, Loudeye is not subject to potential obligations under guarantees that fall within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others” (FIN 45) an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34, except for standard indemnification and warranty provisions that are contained within many of Loudeye’s customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN 45.
      Indemnification and warranty provisions contained within Loudeye’s customer license and service agreements are generally consistent with those prevalent in Loudeye’s industry. The duration of Loudeye’s service warranties generally does not exceed 90 days following delivery of Loudeye’s services. In the case of encoding services, our service agreements generally provide that we will replace a defective deliverable free of charge during a specified time period not exceeding the term of the applicable agreement. Loudeye has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, Loudeye does not maintain accruals for potential customer indemnification or warranty-related obligations.

Revisions of Classifications
      During the preparation of our financial statements for the year ended December 31, 2004, we made revisions of classification with regard to expenses incurred during the years ended December 31, 2003 and 2002. Such revisions of classification had no impact on net loss, stockholders’ equity or cash flows as previously reported. These revisions related to the following:

•	Regent Fees. We revised our classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation (Regent) during the year ended December 31, 2003, from special charges — other to general and administrative expense in the current presentation as we determined that these expenses were not restructuring charges in accordance with FAS 146, “Accounting for Costs Association with Exit or Disposal Activities” and were more appropriately classified as general and administrative expense.

•	Amortization of Intangible Assets. We revised our classification of amortization of acquired technology and capitalized software costs totaling approximately $269,000 in 2003 and $1.3 million in 2002 from operating expenses — amortization of intangibles to cost of revenue in the current presentation as we determined that these expenses were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature.

•	Impairment of Intangible Assets. We revised our classification of impairment charges related to acquired technology and capitalized software costs totaling approximately $601,000 in 2003 and $694,000 in 2002 from operating expenses — special charges — other to cost of revenue in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current presentation as we determined that these charges were more appropriately classified as cost of revenue in accordance with FAS 86 and related accounting literature.

Recent Accounting Pronouncements
      In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment”, that amends FASB Statements No. 123 and 95, and supersedes APB 25. This statement requires a company to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options, based on the grant-date fair value of the award and to recognize such cost over the requisite period during which an employee provides service. The grant-date fair value will be determined using option-pricing models adjusted for unique characteristics of the equity instruments. The statement also addresses the accounting for transactions in which a company incurs liabilities in exchange for goods or services that are based on the fair value of the Company’s equity instruments or that may be settled through the issuance of such equity instruments. The statement does not change the accounting for transactions in which a company issues equity instruments for services to non-employees or the accounting for employee stock ownership plans. This statement is effective beginning in the third quarter of 2005, and requires Loudeye to recognize compensation costs on outstanding awards for which the requisite service has not yet been rendered. While Loudeye expects the implementation of this standard to have a material impact on its consolidated financial statements, Loudeye is currently unable to quantify this impact as it has not implemented the necessary option expensing software.
      In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FAS 109-2). The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. As Loudeye does not currently have any foreign earnings, Loudeye does not believe that the adoption of FAS 109-2 will have a significant effect on its consolidated financial statements.

3.	Acquisitions

On Demand Distribution Limited
      On June 22, 2004, Loudeye commenced a tender offer to acquire 100% of the outstanding shares of On Demand Distribution Limited (“OD2”), a privately held digital music provider based in Europe. Loudeye acquired 93% of the shares of OD2 upon commencement of the tender offer. As of August 17, 2004 Loudeye acquired the remaining 7% of OD2’s shares on the same terms from the remaining shareholders of OD2. In March 2005, Loudeye completed a restructuring of its future deferred and contingent payment obligations to the former OD2 shareholders, which is discussed further below. This acquisition supports Loudeye’s commitment to providing global services by broadening its reach and capabilities into key geographic regions including Europe, the second largest music market in the world, and Australia. In addition, the acquisition expands Loudeye’s content management and anti-piracy content protection services into Europe and will enable Loudeye to leverage OD2’s reach to expand its business into new markets. The consolidated statement of operations of Loudeye for the year ended December 31, 2004, includes the results of operations of OD2 since the closing date of the acquisition, June 22, 2004.

OD2 Transaction Consideration as of December 31, 2004
      The consideration for the transaction consisted of the following elements:

•	Loudeye issued 9,065,919 shares of its common stock on June 22, 2004, and 599,259 shares of its common stock on August 25, 2004 to existing OD2 shareholders and option holders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Loudeye expects to issue up to 2,212,302 additional shares of its common stock, representing shares to be issued to OD2 option holders issuable upon exercise of OD2 options assumed by Loudeye. Of these options, options to purchase 10,011 shares of Loudeye’s common stock have been exercised as of December 31, 2004.

•	Loudeye issued 395,083 shares of its common stock in December 2004 to former OD2 shareholders to satisfy the initial deferred consideration payment obligations totaling £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004).

•	Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by Loudeye for 18 months to satisfy claims Loudeye may have with respect to breaches of representations, warranties and covenants and indemnification claims. As of December 31, 2004, Loudeye had issued and placed in escrow 2,315,775 shares of its common stock to 17 former OD2 shareholders who had tendered their shares of OD2 stock as of that date.

•	During 2004, Loudeye paid approximately $1.9 million to retire certain liabilities that were assumed as of June 22, 2004.

•	As of December 31, 2004, Loudeye was obligated to pay an additional £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004), excluding the 15% additional consideration to be held in escrow (as discussed below), through November 30, 2005, to OD2’s shareholders, as follows:

•	January 31, 2005, approximately £4.0 million or $7.8 million;

•	On May 31, 2005, approximately £1.1 million or $2.0 million; and

•	On November 30, 2005, approximately £2.1 million or $4.1 million.

•	15% of the total additional consideration that Loudeye was required to pay to the OD2 shareholders through November 30, 2005, or approximately $2.1 million, will be placed into escrow along with the escrow shares.

•	As of December 31, 2004 Loudeye was obligated to pay additional contingent consideration of up to £10.0 million (approximately $19.3 million based on exchange rates as of December 31, 2004), which amount has not been adjusted for the 15% holdback in escrow, if OD2 achieves certain financial performance targets during the period through November 30, 2006. Of this contingent consideration, Loudeye had accrued approximately £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004, net of amounts to be held in escrow) in its consolidated financial statements based on management’s determination that the contingency related to this payment obligation had been resolved beyond a reasonable doubt.
      Loudeye had issued promissory notes in aggregate principal amount of £1.9 million to ten of OD2’s former shareholders. As of December 31, 2004, approximately £1.7 million in principal was still outstanding under these notes (approximately $3.3 million based on exchange rates as of December 31, 2004). Loudeye’s obligations under these notes were included within the £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004) of accrued acquisition consideration and within the approximately $2.1 million of additional consideration to be paid into escrow described above. The notes bear interest at 5% per annum and are repayable in unequal installments on May 31 and November 30, 2005 (which installments are proportional to the amounts of deferred consideration we are required to pay on May 31 and November 30, 2005). Interest expense for 2004 was approximately $55,000. Aggregate interest expense over the terms of the notes will be included in interest expense and will be approximately £60,000 (approximately $116,000 based on exchange rates as of December 31, 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The escrow shares and the 15%, or approximately $2.1 million, of additional consideration described above are not recorded as liabilities and the value of the shares held in escrow and the 15% additional consideration was not included in determining the cost of acquiring OD2 as of December 31, 2004, since the resolution of the escrow shares and 15% additional consideration is still pending. Loudeye will reflect the escrow shares as outstanding and the liability relating to the 15% additional consideration as accrued and record the value of both as additional costs of acquiring OD2 upon the earlier of the expiration of the 18 month escrow period (to the extent such shares and additional consideration are released from escrow) or when Loudeye believes beyond a reasonable doubt that it will not state a claim pursuant to the terms of the escrow.
      The total number of shares issued, to be issued upon exercise of options and held in escrow of 13,949,849 constituted approximately 19.9% of Loudeye’s outstanding shares of common stock at the commencement of the tender offer.
      Excluding the impact of the escrow shares and 15% additional consideration discussed above, as of December 31, 2004 Loudeye has recorded $38.1 million of net assets in connection with the transaction consisting of upfront stock consideration, including the assumption of OD2 options, deferred consideration, cash obligations to retire certain liabilities, and Loudeye’s transaction related costs. As of June 22, 2004, the initial purchase price excluded minority interest related to the acquisition and included preliminary estimates of certain transaction consideration. Because OD2 had a deficit in net worth at acquisition, the 7% minority interest that Loudeye had not yet acquired was not reflected in Loudeye’s consolidated balance sheet at June 30, 2004. As of August 17, 2004, Loudeye subsequently acquired the remaining 7% of OD2’s shares and adjusted certain transaction consideration based upon current information. The initial purchase price can be summarized at June 22, 2004 and December 31, 2004 (based on exchange rates as of June 22, 2004) as follows (amounts in thousands):

	As of June 22, 2004

	June 22,	December 31,
	2004	2004

Transaction related costs	$1,527	$1,993
Cash paid and due on certain liabilities assumed	2,778	1,878
Accrued acquisition consideration	13,654	17,033
Common stock payable related to acquisition	2,596	3,208
Common stock issued in connection with acquisition	13,146	14,015

	$33,701	$38,127

      The accrued acquisition consideration recorded in Loudeye’s financial statements as of December 31, 2004, has been adjusted to reflect the foreign currency exchange rate at December 31, 2004, and a net foreign currency transaction loss of $833,000 was recorded in other income in the accompanying consolidated statement of operations for the year ended year December 31, 2004.
      Under the terms of the offer, future cash consideration is payable in British currency (pounds), and accordingly the corresponding U.S. dollar amounts set forth above may vary with fluctuations in the prevailing exchange rate. All future payments are payable in cash or, at Loudeye’s election, in shares of Loudeye common stock, the number of which will be determined based on Loudeye’s volume weighted average share price for a specified period prior to issuance. OD2 shareholders may also elect to receive promissory notes in lieu of any cash payments that Loudeye may be required to make. Loudeye has also reserved approximately 2.0 million shares for stock option grants under its 2000 Stock Option Plan to employees of OD2 for future services.
      Loudeye accounted for the acquisition in accordance with FAS 141. In accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in a Purchase Business Combination,” (EITF 99-12) for purposes of estimating the value of the OD2 purchase consideration, the fair value of the Loudeye common stock issued for the acquisition of OD2 was determined to be $1.45 per share based on the average closing price of Loudeye’s common stock over the two day periods before and after June 22, 2004, the date the acquisition was announced, multiplied by the Loudeye shares issued based upon the exchange ratio set forth in the merger agreement. The fair value of options assumed is deemed to be equivalent to the value of the underlying Loudeye shares into which such options are exercisable given the nominal strike price of such options. In accordance with FAS No. 52, “Foreign Currency Translation,” and as a result of currency fluctuation between the U.S. dollar and British pound since the June 22, 2004 acquisition date, Loudeye adjusted the accrued acquisition consideration recorded in Loudeye’s consolidated balance sheet and recorded a net foreign currency transaction loss of $833,000 in other income(expense) in the accompanying condensed consolidated statement of operations for year ended December 31, 2004.
      The following table summarizes as of June 22, 2004 and December 31, 2004 (based on exchange rates as of June 22, 2004), the fair values of the assets acquired and liabilities assumed, along with the estimated useful lives of property and equipment and intangible assets, based upon management’s internal analysis and the results of an independent valuation of the intangible assets acquired, which have been recorded in Loudeye’s digital media services segment (in thousands):

	Purchase Price Allocation

	June 22,	December 31,
	2004	2004

Current assets	$2,700	$2,700
Property and equipment	629	629	1-3 years
Goodwill	33,598	38,873
Customer contracts and relationships	—	1,062	5 years
Acquired technology	2,970	1,692	5 years
Current liabilities	(6,196)	(6,829)

Total purchase price allocation	$33,701	$38,127

      The weighted average amortization period of amortizable intangibles acquired is approximately five (5) years. The goodwill recorded is not amortizable for income tax purposes. The goodwill associated with OD2 was included in Loudeye’s digital media services segment.

Payments Subsequent to December 31, 2004 and March 2005 Restructuring of Future OD2 Payment Obligations
      From a financial accounting perspective, Loudeye issued 3,974,206 shares of its common stock in January 2005 to former OD2 shareholders to satisfy the second deferred consideration payment obligations totaling £4.0 million (approximately $7.7 million based on exchange rates as of December 31, 2004). Loudeye issued a total of 4,667,608 shares its common stock in January 2005, which includes 693,402 shares held in escrow. These payments included satisfaction of the second promissory note installments discussed further above.
      In March 2005, Loudeye completed a restructuring of remaining deferred and contingent payment obligations under the terms of the OD2 Acquisition Amendment Agreement as follows:

•	In March 2005, from a financial accounting perspective Loudeye issued 3,026,405 shares (valued at approximately £3.2 million or $6.2 million based on December 31, 2004 closing share price and exchange rates) as settlement for the remaining deferred consideration obligations of approximately £3.2 million (or approximately $6.2 million based on December 31, 2004 exchange rates). This amount excludes 528,014 shares issued but held in escrow.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	From a financial accounting perspective, Loudeye will pay £2.6 million (or approximately $5.0 million based on December 31, 2004 exchange rates) in cash in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $19.3 million based on December 31, 2004 exchange rates). Of this amount, approximately £1.1 million (approximately $2.1 million based on December 31, 2004 exchange rates) had been accrued in the accompanying consolidated financial statements at December 31, 2004 based on managements’ assessment that the outcome of the underlying contingency was determinable beyond a reasonable doubt. The first of these payments was made in March 2005 and the second payment will be made in July 2005. This amount excludes £465,000 (approximately $896,000 based on December 31, 2004 exchange rates) held in escrow.
This restructuring was agreed to by all of the former OD2 shareholders entitled to receive additional deferred and contingent payment consideration and it satisfies in full those obligations.

Overpeer, Inc.
      In March 2004, Loudeye completed the acquisition of Overpeer, Inc. (“Overpeer”), a privately held company based in New York. Pursuant to the Agreement and Plan of Merger and Reorganization (“Merger Agreement”), among Loudeye, Privateer Acquisition Corp., a wholly owned subsidiary of Loudeye, Overpeer and certain of Overpeer’s stockholders. Privateer Acquisition Corp. was merged with and into Overpeer, with Overpeer continuing as the surviving company and a wholly-owned subsidiary of Loudeye (the “Merger”). As a result of the Merger, all of the outstanding capital stock of Overpeer was exchanged for a total of 1,752,772 shares of Loudeye’s common stock. The number of shares issued in the Merger was calculated by dividing $4.0 million by the volume weighted average closing share price of Loudeye’s common stock on each of the thirty consecutive trading days preceding the closing of the Merger, or $2.2821 per share. Of the shares issued in the Merger, 262,916 will be held in escrow for one year and will be available during that time to satisfy indemnity claims under the Merger Agreement. Loudeye filed a registration statement in March 2004 for the resale of the securities issued to the Overpeer shareholders, which registration statement was declared effective on May 26, 2004. In January 2005, one of the former Overpeer stockholders substituted $425,004 in cash for 186,234 of the shares held in escrow, resulting in a remaining escrow balance of $425,004 in cash and 76,682 shares of common stock. In February 2005, Loudeye delivered notice to the escrow agent and representative of the former Overpeer stockholders of claims for breach of representations and warranties under the merger agreement. As a result, the escrow cash and shares will remain in escrow until Loudeye and the representative of the former Overpeer stockholders resolve the claims against escrow in accordance with the terms of the escrow agreement.
      Overpeer is a provider of digital media data mining, anti-piracy and promotional solutions, which are complimentary to Loudeye’s current and planned future digital media solutions. The acquisition is intended to allow Loudeye to provide a more complete suite of digital media solutions to its customers.
      Loudeye accounted for the acquisition in accordance with FAS 141. In accordance with EITF 99-12 the fair value of the shares issued was determined to be $2.26 per share based on the closing price of Loudeye’s common stock on February 29, 2004, which was the date on which the number of shares issued could be determined. Overpeer’s operating results have been included in the accompanying consolidated statements of operations effective beginning in March 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, along with the estimated useful lives of property and equipment and intangible assets, which have been recorded in Loudeye’s digital media services segment (in thousands):

	Purchase
	Price
	Allocation	Useful life

Current assets	$277
Property and equipment	278	1-3 years
Goodwill	2,478
Trademark	42	Indefinite
Acquired technology	682	5 years
Customer relationships	317	7 years
Non-compete agreements	373	3 years
Other long-term assets	8
Current liabilities	(365)

Total purchase price allocation	$4,090

The weighted average amortization period of amortizable intangibles acquired is approximately five (5) years. The goodwill recorded is not amortizable for tax purposes, and was included in Loudeye’s digital media services segment.
The purchase price allocation set forth above includes acquisition costs of $129,000.

Pro forma financial information
      The following table presents the unaudited pro forma results of Loudeye for the years ended December 31, 2004 and 2003 assuming Loudeye had acquired OD2 and Overpeer on January 1, 2003 (in thousands):

	Years Ended

	2004	2003

Total revenues	$20,769	$16,200
Net loss	(27,568)	(26,431)
Basic and diluted net loss per share	$(0.37)	$(0.53)

4.	Special Charges
      Special charges for the year ended December 31, 2004 were $312,000. During 2004, Loudeye settled a suit for breach of lease related to its unoccupied facility at 414 Olive Way, Seattle, Washington. Loudeye had recorded the estimated lease termination costs in accrued special charges. Due to the settlement, Loudeye increased the amount in accrued special charges by $362,000 during the year ended December 31, 2004. In addition, in February 2004, Loudeye entered into a lease settlement agreement with the landlord of its unoccupied facility in New York, New York pursuant to which Loudeye paid the landlord $450,000 and allowed the landlord to retain its security deposit of $212,000, for a total settlement of $662,000. The $50,000 difference between the amount recorded in accrued special charges and the final settlement amount was reflected as a credit to special charges during the first quarter 2004 in the consolidated statement of operations.
      Beginning in the fourth quarter of 2000 through the first quarter of 2003, Loudeye commenced a series of operational restructurings and facilities consolidations. As a result of these activities, Loudeye has recorded special charges in the years ended December 31, 2004, 2003 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The facilities related charges and goodwill, and property and equipment impairment charges recorded in 2002 and 2003 were the result of Loudeye’s decision to exit certain domestic facilities and were estimated based on the company’s evaluation of then current market conditions relative to the company’s existing special charges accrual. The estimated facilities related charges are based on current comparable rates for leases and subleases of a comparable term or termination fees. Certain property and equipment and goodwill related to Loudeye’s media restoration services and enterprise communications services businesses were impaired, as the projected undiscounted discernible cash flows did not exceed the carrying value of the assets over their estimated useful lives. The fair values of each of these assets were estimated using primarily a probability weighted discounted cash flow method. The fair value of goodwill was estimated under the two-step process required by FAS 142.
      The components of the special charges are summarized as follows (in thousands):

	Years Ended December 31,

	2004	2003	2002

Goodwill impairment	$—	$5,307	$—
Customer lists and other intangible assets impairment	—	84	743
Property and equipment impairment	—	670	2,029
Employee severance and termination benefits	—	501	1,890
Facilities related charges	312	658	1,490

	$312	$7,220	$6,152

      The following table reflects the activity in accrued special charges for the year ended December 31, 2004 (in thousands):

Facilities-related
Charges

Balance, December 31, 2003	$1,670
Additional accruals	362
Payments	(1,459)
Adjustments	(170)

Balance, December 31, 2004	$403

In January 2005, Loudeye paid $360,000 of the $403,000 then remaining accrued special charge balance, as a final payment related to Loudeye’s former facility at 414 Olive Way, Seattle, Washington.

5.	Sale of Media Restoration Business
      On January 30, 2004 (“Transfer Date”), Loudeye’s wholly-owned media restoration services subsidiary, VMRLE Co., Inc. (formerly VidiPax, Inc.), transferred substantially all of its assets and certain liabilities to a company controlled by the former general manager of VMRLE Co., Inc. pursuant to an asset purchase agreement signed on October 31, 2003 and amended on January 30, 2004. The total purchase price of $1.2 million was placed in escrow when the asset purchase agreement was signed. Based on the January 30, 2004 amendment, $900,000 of the $1.2 million purchase price was to be released from escrow upon the assignment to the purchaser of contracts with the General Services Administration of the United States (“GSA Contracts”). If the GSA Contracts were not assigned within a certain time period after the Transfer Date, the purchaser had the option to unwind the transfer and reclaim the $1.2 million held in escrow. Accordingly, the assets and liabilities transferred were recorded on the consolidated balance sheet as assets and liabilities transferred under contractual arrangement at their carrying value as of the Transfer Date. As of December 31, 2003, these assets and liabilities were classified as held for sale. On May 17, 2004, (“Accounting Closing Date”), the GSA Contracts were assigned to the purchaser, resulting in the subsequent release of the $900,000 from escrow to VMRLE Co., Inc. For the period from the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Transfer Date to the Accounting Closing Date, VMRLE Co., Inc. continued to be the contracting party with the GSA. The media restoration services provided under the GSA Contracts during that period were provided by the purchaser as agent for VMRLE Co., Inc. and the purchaser retained the profits or losses earned from such services. Because VMRLE Co., Inc. continued to be the primary obligor under the GSA Contracts until their assignment, revenue and costs of revenue in the consolidated statement of operations of Loudeye reflect the revenue and cost of revenue from services provided under the GSA Contracts totaling $213,000 for the period from the Transfer Date through the Accounting Closing Date, of which $95,000 was recorded as revenue and cost of revenue in the first quarter 2004 and $118,000 was recorded as revenue and cost of revenue in the second quarter 2004. All other revenue and costs of VMRLE Co., Inc.’s operations have been appropriately excluded from Loudeye’s statement of operations subsequent to the Transfer Date. The difference between the $900,000 proceeds received from escrow and the carrying value of the assets and liabilities transferred as of the Accounting Closing Date is $160,000 and was recorded as a loss on the sale of net assets transferred under contractual arrangement in the second quarter 2004.
      With the GSA Contracts assigned to the purchaser, the remaining $300,000 of the $1.2 million originally held in escrow was released during third quarter 2004 upon the execution of an agreement relating to certain rights associated with certain equipment owned by a third party and a net gain of $273,000 was recorded during the third quarter 2004.
      Loudeye may receive up to an additional $500,000 based on the purchaser achieving certain performance targets over a period of two years from the Transfer Date. At transfer, Loudeye also entered into a co-marketing and reseller agreement with the purchaser pursuant to which Loudeye will sell, for a fee, media restoration services on behalf of the purchaser for a two-year period. The co-marketing and earn-out provisions constitute continuing involvement by Loudeye under FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Consequently, VMRLE Co., Inc. has not been reported as a discontinued operation.

6.	Private Equity Financing
     December 2004 private placement transaction
      In December 2004, Loudeye entered into a subscription agreement with a limited number of accredited investors pursuant to which Loudeye sold and issued to such investors 16,800,007 shares of its common stock, together with warrants to purchase 5,040,002 shares of common stock at an exercise price of $2.25 per share, for an aggregate purchase price of $25.2 million. The warrants are not exercisable until six months after the December 23, 2004 closing date and are then exercisable until the fifth anniversary of the closing date. Loudeye also granted the investors a one year right to purchase 30% of any securities sold by Loudeye in future financings, subject to exceptions. The transaction resulted in net proceeds to Loudeye of approximately $23.5 million.
      Loudeye filed a registration statement in February 2005 covering the resale of the shares of common stock issued in this transaction and the shares of common stock underlying the warrants. The registration statement was not filed within the required time, and as a result we are required to pay liquidated damages of approximately $33,600. The registration statement is not yet effective. Loudeye is required to use its commercially reasonable efforts to cause the registration statement to be declared effective prior to April 22, 2005, or if earlier, the fifth trading day following notification by the SEC that the registration statement is no longer subject to review and comments. The registration rights provisions in the subscription agreement provide that if a registration statement does not become effective, within the defined time period, then in addition to any other rights the holders may have, Loudeye would be required to pay to each holder an amount in cash, as liquidated damages, equal to 1% per month of the aggregate purchase price, prorated daily.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     February 2004 private placement transaction
      In February 2004, Loudeye sold 10,810,811 shares of common stock at $1.85 per share to a limited number of accredited investors. The gross proceeds received from the financing were $20.0 million. Loudeye paid a placement fee equal to 5% of the gross proceeds. The net proceeds of the offering, after commissions and expenses, will be used for working capital and general corporate purposes, including expansion of Loudeye’s business-to-business digital music solutions in the U.S. and internationally. Loudeye filed a registration statement in March 2004 covering the resale of the shares sold in the financing and the registration statement was declared effective by the SEC on May 26, 2004.
     August 2003 private placement transaction
      On August 28, 2003, the Company issued 7,838,708 shares of common stock to institutional investors in a private placement transaction for $1.55 per share, raising gross proceeds of approximately $12.1 million. In connection with the transaction, the Company also issued warrants to the investors to purchase 783,871 shares of the Company’s common stock and warrants to the placement agent to purchase 195,968 shares of the Company’s common stock, representing total warrant shares of 979,839 shares of common stock. The exercise price of the warrants is $2.00 per share. The warrants were exercisable beginning February 27, 2004 and expire February 27, 2007. Net proceeds from the transactions, after issuance costs and a placement fee of 4% of the gross proceeds, were approximately $11.4 million. Loudeye filed a registration statement covering the resale of shares sold in the financing and the registration statement was declared effective in October 2003.
      In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants, the fair value of the warrants were accounted for as a liability, with an offsetting reduction to the carrying value of the common stock. The warrant liability was reclassified to equity as of the October 14, 2003 effective date of the registration statement.
      The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 2.71%, the contractual life of 3.5 years and volatility of 136%. The fair value of the warrants was estimated to be $1.5 million on the closing date of the transaction. The fair value of the warrants was re-measured at September 30, 2003 and estimated to be $1.7 million. The increase in the fair value of $248,000 from the transaction date to October 14, 2003 was reflected as a charge to other expenses in the statement of operations in 2003.

7.	Allowance for Doubtful Accounts
      Activity in the allowance for doubtful accounts is as follows (in thousands):

	Balance	Charged		Balance
	at	(Credited)		at
	Beginning of	to	Write-	End of
Year ended December 31,	Year	Expense	Offs	Year

2004	$235	$9	$(123)	$241
2003	254	129	(148)	235
2002	474	121	(341)	254

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Property and Equipment
      Property and equipment consists of the following (in thousands):

	December 31,

	2004	2003	Depreciable Lives

Production and computer equipment	$11,207	$5,201	3 years
Furniture, fixtures and equipment	356	5	5 years
Leasehold improvements	355	355	3-5 years
Software	697	376	3 years

Subtotal	12,615	5,937
Accumulated depreciation and amortization	(6,954)	(4,814)

Property and equipment, net	$5,661	$1,123

      Depreciation and amortization expense related to property and equipment was approximately $2.1 million in 2004, $1.3 million in 2003 and $4.3 million in 2002.

9.	Intangible Assets
      Loudeye’s intangible assets at December 31, 2004 and 2003 were as follows (in thousands):

	Gross Carrying		Accumulated
	Amount		Amortization		Net Book Value

	December 31,		December 31,		December 31,

	2004	2003	2004	2003	2004	2003

Trade name	$—	$—	$—	$—	$—	$—
Customer lists and relationships	1,434	748	193	662	1,241	86
Acquired technology	2,460	—	360	—	2,100	—
Non-competes	373	—	104	—	269	—
Trademark	90	—	—	—	90	—

	$4,357	$748	$657	$662	$3,700	$86

      The Company recorded impairment charges related to certain intangible assets in 2003 and 2002.
      In 2003, the revised corporate forecast developed in connection with the 2003 strategic and operational plan demonstrated that certain intangible assets related to Loudeye’s media restoration services and enterprise communications services reporting units were impaired, as the projected undiscounted discernible cash flows over the estimated useful lives of the assets did not exceed their carrying value. The fair values of each of these assets were estimated using primarily a discounted cash flow method, and resulted in impairments as follows (in thousands):

	Enterprise	Digital Media
	Communication	Services	Total

Customer lists and contracts	$33	$22	$55
Acquired technology	601	—	601
Other intangible assets	—	29	29

	$634	$51	$685

      In 2002, in connection with Loudeye’s annual impairment test for goodwill and as a result of declining revenue, Loudeye obtained an independent valuation to assist in evaluating its goodwill and intangible assets for impairment in accordance with FAS 142 and FAS 144. The fair values of Loudeye’s reporting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
units and their respective intangible assets were estimated using primarily a discounted cash flow method. As a result of this analysis, Loudeye determined that certain of the intangible assets in its digital media services and enterprise communication services reporting units were impaired as the cash flows did not support the carrying value of the assets. Accordingly, Loudeye recorded the impairment of these intangible assets as follows (in thousands):

	Enterprise	Digital Media
	Communication	Services	Total

Customer lists	$—	$743	$743
Acquired technology	268	426	694

	$268	$1,169	$1,437

      Amortization of intangible assets totaled approximately $787,000, $1.1 million, and $3.0 million for the years ending December 31, 2004, 2003 and 2002, respectively.
      At December 31, 2004, the net book value of intangible assets related to the OD2 acquisition totaled approximately $2.4 million amortized over their estimated useful lives of 5 years. At December 31, 2004, the net book value of intangible assets recorded in connection with the acquisition of Overpeer totaled approximately $1.2 million amortized over their estimated useful lives ranging from 3 to 7 years. Amortization expense related to these acquired intangible assets for the year ended December 31, 2004 was approximately $657,000. Based on identified acquired intangible assets recorded as of December 31, 2004, and assuming no subsequent impairment of the underlying assets, the related annual amortization expense is expected to be as follows (in thousands):

2005	$885
2006	885
2007	802
2008	761
2009	268
2010	45
2011	6

$3,652

10.	Accrued and Other Liabilities
      Other accrued expenses consisted of the following (in thousands):

	December 31,

	2004	2003

Accrued royalties	$2,407	$600
Accrued retailer commissions	553	—
Accrued legal and accounting fees	458	277
Accrued taxes	150	170
Accrued professional services	255	—
Accrued rent and utilities	108	—
Accrued bandwidth	197	—
Other accrued liabilities	838	108

	$4,966	$1,155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Accrued Acquisition Consideration
      Accrued acquisition consideration consisted of the following (in thousands):

	December 31,

	2004	2003

Accrued acquisition consideration	$13,877	$—
Accrued contingent consideration	2,047	—

	$15,924	$—

      In connection with the OD2 transaction described in Note 3, as of December 31, 2004 Loudeye was obligated to pay to former OD2 shareholders an additional £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004), in deferred payments through November 30, 2005. In January 2005, Loudeye issued 4,667,608 shares of its common stock to former OD2 shareholders to satisfy the second deferred consideration payment obligation totaling approximately £4.0 million (approximately $7.7 million based on exchange rates as of December 31, 2004). Of the 4,667,608 shares issued, 693,402 are being held in escrow pursuant to the terms of the OD2 transaction. The remaining £3.7 million (approximately $7.1 million based on exchange rates as of December 31, 2004) deferred payment obligations were settled in March 2005 under the terms of the OD2 Acquisition Amendment Agreement as described in Note 3.
      In addition to the deferred payment obligations, Loudeye could have become obligated to pay to former OD2 shareholders contingent consideration of up to £10.0 million (approximately $19.3 million based on exchange rates as of December 31, 2004) if OD2 achieved certain financial performance targets during the period through November 30, 2006. As of December 31, 2004, Loudeye had accrued £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004 and excluding escrow relating to the payment) with respect to the initial payment of contingent consideration for the period ended November 30, 2004, based on management’s determination that the contingency related to this payment obligation had been resolved beyond a reasonable doubt. In March 2005, Loudeye reached an agreement to satisfy the maximum potential amount of contingent consideration amount of £2.6 million for an aggregate of £3.1 million (approximately $5.0 based on exchange rates as of December 31, 2004), in cash, payable in two equal installments, the first in March 2005 and the second in July 2005. See discussion of the terms of the OD2 Acquisition Amendment Agreement in Note 3.

12.	Line of Credit
      In June 2003, Loudeye entered into a revolving credit facility (the “Revolver”) with a bank under which it could borrow up to $2.5 million based on a certain percentage of eligible accounts receivable. The Revolver was repaid in full and the credit facility was closed during 2004.
      During 2003 Loudeye issued a warrant to the lender to purchase 47,500 shares of its common stock at $0.89 per share. The warrant expires in June 2010. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 2.0%, contractual life of seven years and volatility of 136%. The fair value of the warrant was estimated to be $28,000 and was recorded in interest expense.

13.	Long-Term Debt and Capital Lease Obligations

Long-Term Debt
      On December 31, 2003, Loudeye entered into a Loan and Security Agreement (the “Term Loan”) with a bank under which it borrowed $3.0 million. The Term Loan also provided for up to $500,000 to collateralize standby letters of credit, which expired during 2004. Borrowings under the Term Loan are collateralized by substantially all of Loudeye’s assets and bear interest at the Prime Rate plus 1.25 percent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(6.5% at December 31, 2004). Principal and interest payments are due in equal monthly installments, totaling $1.0 million in each of 2005 and 2006. In addition, the Term Loan restricts, among other things, Loudeye’s borrowings, dividend payments, stock repurchases, and sales or transfers of ownership or control, and contains certain other restrictive covenants that Loudeye to maintain a certain quick ratio and tangible net worth, as defined in the Term Loan. Loudeye was notified by Silicon Valley Bank on October 7, 2004 that the company was not in compliance with two restrictive financial covenants that require Loudeye to maintain a certain quick ratio and a minimum tangible net worth, each as defined in the loan agreement. Loudeye subsequently established a certificate of deposit in the amount of approximately $2.2 million, which was equal to the then outstanding loan balance. As a result, Loudeye was notified by Silicon Valley Bank on October 11, 2004 that the company had cured the default within the cure period. The restricted balance declines as Loudeye makes payments under the term loan agreement. As a result, restricted cash of $2.0 million is reflected on our December 31, 2004 balance sheet related to the certificate deposit held as collateral under this obligation.
      Loudeye also issued a warrant to the lender to purchase 25,000 shares of its common stock at $1.75 per share. The warrant expires in December 2010. The fair value of the warrant was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.81%, the contractual life of seven years and volatility of 137%. The fair value of the warrant was estimated to be $46,000 and will be recorded in interest expense ratably over the term of the loan.

Capital Lease Obligations
      Loudeye has financed the acquisition of certain equipment with capital lease arrangements. These leases are collateralized by the equipment as well as by standby letters of credit totaling approximately $305,000. The leases bear interest at rates ranging from 5.01% to 7.52% with outstanding balances totaling approximately $481,000 at December 31, 2003. At December 31, 2004, future minimum lease payments under capital lease obligations totaled $135,000, all of which is due in 2005.
      The carrying value of assets held under capital lease obligations at December 31, 2004 was approximately $167,000.

14.	Stockholders’ Equity

Common Stock
      The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. To date the Company has not declared any dividends on its common stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock
      The board of directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plans
      Under the Company’s various stock option plans, the board of directors and its stock option committee may grant to employees, consultants, and directors both incentive and nonstatutory options to purchase the Company’s common stock. At December 31, 2004, the plans provided for options to purchase up to 15,604,704 of the Company’s common stock. One of the option plans provides for an automatic annual increase on the first day of each of the fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 2.5 million shares or 5% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as our Board determines. Option grants under the plans have terms of ten years and generally vest over three to four years.
      Option activity under the plans was as follows:

		Weighted Average

		Grant Date
	Number of	Fair Value	Exercise Price
	Shares	per Share	per Share

Outstanding, January 1, 2002	8,206,103		$1.51
Granted	4,422,225	$0.42	0.42
Exercised	(91,621)		0.28
Cancelled	(4,477,349)		1.41

Outstanding, December 31, 2002	8,059,358		0.98
Granted at below fair value	473,300	$1.12	0.29
Granted at fair value	4,867,490	$0.52	0.52
Exercised	(1,998,452)		0.80
Cancelled	(4,717,989)		0.96

Outstanding, December 31, 2003	6,683,707		0.67
Granted at below fair value	168,048	$1.97	0.29
Granted at fair value	11,172,700	$1.27	1.51
Exercised	(1,465,505)		0.63
Cancelled	(2,774,801)		1.66

Outstanding, December 31, 2004	13,784,149 (1)		$1.15

      The following information is provided for options outstanding and exercisable at December 31, 2004:

	Options Outstanding				Options Exercisable

			Weighted Average
						Weighted
			Exercise	Remaining		Average
	Number of		Price per	Contractual	Number of	Exercise
Range of Exercise Prices	Shares		Share	Life (in Years)	Shares	Price

$0.26 - $0.36	3,635,432		$0.29	8.21	2,976,846	$0.28
$0.39 - $1.07	4,703,844		$0.99	8.71	198,757	$0.66
$1.08 - $2.00	4,227,123		$1.74	8.56	314,898	$1.71
$2.07 - $3.00	1,217,750		$2.35	8.73	385,556	$2.48

December 31, 2004	13,784,149	(1)	$1.15	8.53	3,876,057	$0.64

December 31, 2003	6,683,707		$0.67	8.99	3,085,362	$0.72

December 31, 2002	8,059,358		$0.98	8.83	2,808,823	$1.56

(1)	An aggregate of 2,202,291 shares of common stock are issuable upon the exercise of stock options held by former OD2 shareholders. These stock options were initially issued under the On Demand Distribution Limited Employee Share Option Plan and were assumed by Loudeye as part of our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition of OD2. All of the options are immediately exercisable at an exercise price of $0.001 per share. The option grants have terms of ten years from the date of original grant.

2000 Employee Stock Purchase Plan
      In December 1999, the board approved the creation of the 2000 Employee Stock Purchase Plan (ESPP). A total of 200,000 shares of our common stock were reserved for issuance under the ESPP, with the number of shares reserved for issuance under the ESPP subject to an automatic annual increase on the first day of each of the fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 300,000 shares or 0.75% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as the board determines. At December 31, 2004, the total number of shares reserved for issuance was 1,375,175, and a total of 427,120 shares have been issued under the ESPP. On January 27, 2005, our board of directors terminated the ESPP. As a result, the 948,055 shares previously reserved for issuance under the ESPP will revert to our authorized but unissued capital stock.

Warrants
      At December 31, 2004, there were 6,131,606 shares of common stock issuable upon the exercise of outstanding warrants, with exercise prices ranging from $1.75 to $9.55 and a weighted average exercise price of $2.19 per share. Of these outstanding warrants, warrants to purchase 5,040,002 shares of our common stock were issued on December 23, 2004, in connection with our private placement transaction to 14 accredited investors. These warrants have an exercise price of $2.25 per share and are not exercisable until six months after the date of issuance and are then exercisable until the fifth anniversary of the date of issuance.

Shares Reserved for Future Issuance
      The following shares of common stock have been reserved for future issuance as of December 31, 2004:

Loudeye stock option plans	13,784,149
OD2 options assumed	2,202,291
2000 employee stock purchase plan	948,055
Common stock warrants	6,131,606

23,066,101

15.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Loudeye has placed a 100% valuation allowance against its deferred tax assets due to the uncertainty surrounding the ultimate realization of such assets. The valuation allowance increased by approximately $5.6 million in 2004, $5.5 million in 2003 and $29.1 million in 2002. The increase in the valuation allowance in 2004 and 2003 differs from the expected income tax benefit computed by applying the U.S. federal statutory rate of 34% to net loss before income taxes due primarily to adjustments related to goodwill, stock-based compensation, and changes in the valuation allowance.
      At December 31, 2004, Loudeye had U.S. net operating loss carryforwards of approximately $210.0 million and foreign net operating loss carryforwards of approximately $5.0 million which will begin to expire in 2018 through 2024. Certain of Loudeye’s net operating loss carryforwards were acquired in business combinations. If these acquired net operating loss carryforwards become recoverable in the future, they will be used to first reduce to zero any goodwill, and then reduce to zero any other non-current intangible assets associated with the business combinations, and then any remaining net operating loss carryforwards recovered will be recognized as a reduction in income tax expense. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
utilized if certain changes in the Company’s ownership occur. Loudeye has experienced such ownership changes as a result of its various stock offerings, and the utilization of the carryforwards could be limited such that a portion for the net operating losses may never be utilizable.
      At December 31, 2004, Loudeye had research and experimentation credit carryforwards of approximately $160,000, which will expire beginning in 2024.
      Approximately $2.7 million of net operating loss carryforwards and a portion of the valuation allowance at December 31, 2004 resulted from deductions associated with the exercise of non-qualified employee stock options, the realization of which could result in a credit to stockholders’ equity.
      The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows (in thousands):

	December 31,

	2004	2003

Deferred tax assets:
U.S. net operating loss carryforwards	$73,452	$67,732
Foreign net operating loss carryforwards	1,588	—
Basis difference in depreciable assets	3,639	4,819
Accrued special charges	141	585
Stock options and warrants	421	477
Other	622	609

Total deferred tax assets	79,863	74,222
Valuation allowance	(79,863)	(74,222)

Total	$—	$—

16.	Net Loss Per Share
      Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the calculation if their effect is antidilutive, which is the case for all periods presented. Loudeye has excluded the following numbers of shares using this method (in thousands):

	Years Ended December 31,

	2004	2003	2002

Options outstanding under Loudeye stock option plans	13,784	6,684	8,059
OD2 options assumed	2,202	—	—
Warrants outstanding	6,132	1,028	263

Shares excluded	22,118	7,712	8,322

      Loudeye had 1,207 shares outstanding that had been issued through stock option exercises but which were subject to repurchase at December 31, 2002, with weighted average purchase price of $0.17. There were no shares subject to repurchase at December 31, 2004 or 2003. The impact of these unvested shares has been removed from the calculation of weighted average shares outstanding for purposes of determining basic and diluted earnings per share and basic and diluted pro forma earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share (in thousands):

	Years Ended December 31,

	2004	2003	2002

Weighted average shares outstanding	73,845	49,798	41,416
Weighting of shares subject to repurchase	—	(1)	(23)

Weighted average shares used to calculate basic and diluted earnings per share	73,845	49,797	41,393

17.	Defined Contribution Plan
      Loudeye maintains a defined contribution retirement plan for eligible employees under the provisions of Internal Revenue Code Section 401(k). Participants may defer up to a portion of their annual compensation on a pretax basis, subject to maximum limits on contributions. Contributions by Loudeye are at the discretion of the Board of Directors. No discretionary contributions have been made by Loudeye to date.
      Loudeye’s wholly owned subsidiary, OD2, maintains a defined contribution UK pension plan which provides for individual accounts which are for the benefit of directors and certain employees. The assets of the individual accounts are administered by trustees in funds independent from those of OD2 or Loudeye. OD2 pension plan contributions from date of acquisition (June 22, 2004) through December 31, 2004 were approximately $112,000.

18.	Commitments and Contingencies

Operating Leases
      Loudeye leases its facilities under non-cancelable operating leases with various expiration dates through September 2015.
      Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004 are as follows (in thousands):

Operating
Leases

2005	$1,779
2006	464
2007	253
2008	196
2009	202
Thereafter	1,305

$4,199

      Rent expense under operating leases totaled approximately $1.0 million, $1.6 million and $2.0 million during 2004, 2003 and 2002, respectively. In addition, Loudeye paid approximately $1.6 million in 2002 for operating leases that had been accrued as special charges in the prior year, related to unoccupied facilities.
      In December 2004, Loudeye established a certificate of deposit with Silicon Valley Bank in the amount of $175,000 to collateralize a standby letter of credit required by a facility lease for Loudeye’s subsidiary, Overpeer. As a result, we have reflected this certificate of deposit in restricted cash in the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Royalty Obligations
      Loudeye has entered into various agreements that allow for incorporation of licensed or copyrighted material into its services. Under these agreements, Loudeye is required to make royalty payments to the music companies and other various rights holders. Some of these agreements require quarterly or annual minimum payments which are not recoupable based upon actual usage. Other royalty agreements require royalty payments based upon a percentage of revenue received from the licensed service. Royalty costs incurred under these agreements are recognized over the periods that the related revenue are recognized and are included in cost of revenue. These amounts totaled approximately $3.0 million, $628,000, and $551,000 for the years ended December 31, 2004, 2003 and 2002.

Legal Proceedings
      On September 10, 2004, Loudeye was served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, its Overpeer subsidiary, Marc Morgenstern, one of Loudeye’ executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by Loudeye’s Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount. On November 17, 2004, the court dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer. The plaintiffs filed an amended complaint on November 24, 2004 against Loudeye, Overpeer and other entity defendants. Loudeye and Overpeer filed motions to dismiss this amended complaint which the court denied on January 21, 2005. Loudeye intends to file a motion for summary judgment and to otherwise defend itself vigorously against the allegations contained in the amended complaint. Discovery in this matter commenced in January 2005. At present, Loudeye cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.
      In February 2003, Loudeye entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of 26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, Loudeye paid certain cash fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of Loudeye common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. In March 2003, Regent Pacific resigned from the engagement. In July 2003, Regent Pacific filed suit against Loudeye in the Superior Court of California in San Francisco County for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. Loudeye answered the complaint in September 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted Loudeye’s motion to transfer the case to the United States District Court for the Western District of Washington. Discovery in this case is ongoing, with depositions scheduled for April and May 2005. Loudeye intends to defend vigorously this action and to pursue vigorously its counterclaims. Loudeye does not consider the likelihood of loss to be probable and the amount of loss, if any, is not estimable at this time.
      Between January 11 and December 6, 2001, class action complaints were filed in the United States District Court for the Southern District of New York. These actions were filed against 310 issuers (including us), 55 underwriters and numerous individuals including certain of our former officers and directors. The various complaints were filed purportedly on behalf of a class of persons who purchased our common stock during the time period between March 15 and December 6, 2000. The complaints allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on allegations that our underwriters received undisclosed compensation in connection with our initial public

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
offering and that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for our common stock in the aftermarket. These actions were consolidated for pre-trial purposes. No specific amount of damages has been claimed. We and the individual defendants have demanded to be indemnified by underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently all claims against the former officers have been withdrawn without prejudice. The Court suggested that the parties select six test cases to determine class-action eligibility. We are not a party to any of the test cases.
      In March 2005, a proposed settlement initially structured in June 2003 among plaintiffs, issuer defendants, issuer officers and directors named as defendants, and issuers’ insurance companies, was approved by the Court. This proposed settlement provides, among other matters, that:

•	issuer defendants and related individual defendants will be released from the litigation without any liability other than certain expenses incurred to date in connection with the litigation;

•	issuer defendants’ insurers will guarantee $1.0 billion in recoveries by plaintiff class members;

•	issuer defendants will assign certain claims against underwriter defendants to the plaintiff class members; and

•	issuer defendants will have the opportunity to recover certain litigation-related expenses if plaintiffs recover more than $5.0 billion from underwriter defendants.
The final settlement terms as approved by the Court differ from the initial settlement proposal in that the settlement does not bar the defendant underwriters from bringing contractual indemnity claims against the issuer defendants, including Loudeye. Our board of directors approved the proposed settlement in August 2003 and is considering whether to approve the final settlement terms in March 2005. Management does not anticipate that we will be required to pay any amounts under this settlement; however, we can give no assurance that the underwriter defendants will not bring a claim for indemnification against us under the terms of the underwriting agreement relating to our initial public offering.
      Loudeye is involved from time to time in various other claims and lawsuits incidental to the ordinary course of our operations, including contract and lease disputes and complaints alleging employment discrimination. Loudeye believes that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon Loudeye’s business or financial condition, cash flows, or results of operations.

19.	Business Segment Information
      FAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. The method for determining what information is reported is based on the way that management organizes the operating segments for making operational decisions and assessments of financial performance. Loudeye operates in two business segments, digital media services and media restoration services, for which Loudeye generates revenue from its customers. Loudeye’s chief operating decision maker is considered to be its Chief Executive Officer and staff, or Senior Leadership Team (SLT). Members of the SLT review financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about services for purposes of making decisions and assessing financial performance. For 2004 and 2003, the SLT reviewed discrete financial information regarding profitability of Loudeye’s digital media services and media restoration services, and therefore Loudeye reports these as operating segments as defined by FAS No. 131.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2004, the majority of Loudeye’s revenue was derived from customers in the U.S. Loudeye’s international sales are principally in Europe and are attributable to Loudeye’s acquisition of OD2 in June 2004. The following table provides information about revenue by geographic region (in thousands):

	Years Ended December 31,

Revenues by Geographic Areas	2004	2003	2002

United States	$11,300	$11,948	$12,681
Other countries	5,521	—	—

Total revenue	$16,821	$11,948	$12,681

      Long-lived assets are comprised of property and equipment and intangible assets, net of related accumulated depreciation and amortization. The following table presents information about Loudeye’s long-lived assets by geographic location (in thousands):

	at December 31,

Long-lived Assets	2004	2003

United States	$5,618	$1,209
United Kingdom	3,723	—
Other countries	20	—

Total long-lived assets	$9,361	$1,209

      Loudeye’s segments are defined as follows:
      Digital Media Services Segment. Loudeye currently has three primary service offerings in its Digital Media Services segment: Core Services, Content Protection Services and Music Store Services. Loudeye’s business model provides for a blend of higher margin revenue, generated by each of its service lines, and lower margin, yet highly scalable revenue generated by the e-commerce and subscription services of our Music Store Services. A more detailed description of each of Loudeye’s major service lines follows.

•	Core Services. Core Services include a suite of digital media services provided to both content owners and retailers. We generate the majority of our revenue in this area from fees for encoding and fulfillment services in connection with EMI and other independent label catalogs, and from our leading samples service. Within Core Services, Loudeye provides a variety of back-end services to most of the digital music services that have launched in the last few years.

•	Content Protection Services. Content Protection Services include Loudeye’s anti-piracy services provided to content owners to protect against the unauthorized distribution of content on peer-to-peer networks. Loudeye’s Content Protection Services provide a comprehensive solution to combat the proliferation of peer-to-peer networks on a global basis.

•	Music Store Services. Music Store Services include our end-to-end digital music store solution provided on a “white-labeled” basis to retailers and brands throughout the world. As a business-to-business provider, our services enable brands of all types, including retailers and e-tailers, portals, ISPs, and mobile operators, to outsource all, or part of their digital media retailing activities. By leveraging our proprietary technology and infrastructure, we provide our customers with a highly scalable consumer-facing digital media commerce and delivery solution. Our services include hosting, publishing and managing digital media content, and delivering such content to end consumers on behalf of our customers. Our services support private label user interfaces and customized templates, and can readily function across both internet and mobile delivery protocols. Our services are designed to have the look, feel and branding of the retailer’s existing commerce platform, and support integration to a customer’s website, wireless applications, inventory, account management, and commerce and billing systems. Additionally, our Music Store Services provide

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

digital rights management and licensing; usage reporting; digital content royalty settlement; customer support and publishing related services. Our services provide for the delivery of digital content in various forms, such as full-song download or streaming, and rich media ring tunes, for both internet and wireless based applications.. We offer varied consumption and commerce alternatives for our customers, including both subscription based services and usage based commerce models. Our end-to-end solution provides fully-integrated payment functionality supporting multiple end consumer payment alternatives; and support for multiple languages, offering multinational customers a worldwide solution.

As part of our end-to-end music store solutions, we have secured licenses and cultivated relationships with the four major recorded music companies and hundreds of independent record labels around the globe. Our rights portfolio currently available for inclusion in our music store solution encompasses licenses in over 20 countries and more than 1.3 million individual tracks available for sale by our customers’ to end consumers.
      Media Restoration Services Segment. In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., or VidiPax, to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, media restoration services did not represent a significant portion of our revenue in 2004 and we anticipate media restoration services will represent an insignificant portion of our revenue in the future. Revenue from external customers by segment are as follows (in thousands):

	Years Ended December 31,

Revenues:	2004	2003	2002

Digital media services
Digital media store services	$5,932	$171	$—
Encoding services	3,829	2,377	1,477
Content protection services	2,788	—	—
Samples services	1,589	1,685	2,027
Internet radio and hosting services	1,064	2,065	1,053
Webcasting	1,322	3,767	4,971

	16,524	10,065	9,528
Media restoration services	297	1,883	3,153

Total revenue	$16,821	$11,948	$12,681

	Years Ended December 31,

Depreciation and amortization	2004	2003	2002

Digital media services	$2,919	$2,126	$6,884
Media restoration services	—	252	339

Total depreciation and amortization	$2,919	$2,378	$7,223

	Years Ended December 31,

Interest income	2004	2003	2002

Digital media services	$377	$346	$1,147
Media restoration services	—	1	2

Total interest income	$377	$347	$1,149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

Interest expense	2004	2003	2002

Digital media services	$201	$286	$631
Media restoration services	—	—	—

Total interest expense	$201	$286	$631

	Years Ended December 31,

Net income (loss)	2004	2003	2002

Digital media services	$(16,502)	$(17,635)	$(30,615)
Media restoration services	105	(1,539)	(547)

Net loss	$(16,397)	$(19,174)	$(31,162)

      Assets by segment are as follows (in thousands):

	At December 31,

Total assets	2004	2003

Digital media services	$103,708	$25,829
Media restoration services	—	1,215

Total assets	$103,708	$27,044

20.	Quarterly Information

	Three-Month Periods Ended

	Dec. 31,	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,
	2004	2004	2004	2004	2003	2003	2003	2003(3)

	(In thousands, except per share amounts, unaudited)
Condensed Consolidated Statement of Operations Data
REVENUE	$6,619	$5,080	$3,131	$1,991	$2,924	$2,811	$2,903	$3,310
COST OF REVENUE(1)(4)(5)	4,939	3,763	1,900	1,461	1,246	1,483	1,809	3,538

GROSS PROFIT (LOSS)	1,680	1,317	1,231	530	1,678	1,328	1,094	(228)
OPERATING EXPENSES:
Sales and marketing(1)	1,507	1,478	836	635	418	486	835	1,547
Research and development(1)	1,349	1,325	753	590	320	399	392	577
General and administrative(1)	3,333	3,798	2,232	1,960	1,671	1,614	1,740	3,631
Amortization of intangibles(4)	42	42	45	105	329	236	133	133
Stock-based compensation(1)	120	21	43	122	346	723	191	38
Special charges — other(3)(5)	12	350	—	(50)	262	—	—	6,958

Total operating expenses	6,363	7,014	3,909	3,362	3,346	3,458	3,291	12,884

LOSS FROM OPERATIONS	(4,683)	(5,697)	(2,678)	(2,832)	(1,668)	(2,130)	(2,197)	(13,112)
Interest income	52	139	107	79	86	75	101	85
Interest expense	(25)	(46)	(59)	(71)	(105)	(83)	(48)	(50)
Gain (loss) on sale of media restoration assets	43	273	(160)	—	—	—	—	—
Increase in fair value of common stock warrants	—	—	—	—	(26)	(222)	—	—
Other income (expense), net	(1,025)	—	183	3	—	20	82	18

NET LOSS	$(5,638)	$(5,331)	$(2,607)	$(2,821)	$(1,713)	$(2,340)	$(2,062)	$(13,059)

EARNINGS PER SHARE — BASIC AND DILUTED(2)	$(0.07)	$(0.07)	$(0.04)	$(0.04)	$(0.03)	$(0.05)	$(0.04)	$(0.28)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Dec. 31,	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,
	2004	2004	2004	2004	2003	2003	2003	2003

Cost of revenue	$35	$44	$19	$19	$17	$37	$4	$4
Sales and marketing	111	(5)	18	32	9	26	6	6
Research and development	13	19	24	27	26	27	2	2
General and administrative	(4)	7	1	63	310	671	183	30

(2)	Loss per share is computed independently for each of the periods presented. Therefore, the sum of the quarterly per share amounts will not necessarily equal the total amount for the year.

(3)	Loudeye revised its classification of $878,000 relating to service fees paid to Regent Pacific Management Corporation during the quarter ended March 31, 2003 from special charges — other to general and administrative expense in the current presentation as Loudeye determined that these expenses were more appropriately classified as general and administrative.

(4)	Loudeye revised its classification of amortization of acquired technology and capitalized software costs from operating expenses — amortization of intangibles to cost of revenue in all quarterly periods presented as Loudeye determined that these expenses were more appropriately classified as cost of revenue.

(5)	Loudeye revised its classification of impairment charges related to acquired technology and capitalized software costs from operating expenses — special charges — other to cost of revenue in all quarterly periods presented as Loudeye determined that these charges were more appropriately classified as cost of revenue.

21.	Subsequent Events
      During February 2005, Loudeye entered into a twelve month agreement in the ordinary course of business with an internet service provider (ISP) in Europe, under which it will provide the ISP’s customers with promotional credits that may be redeemed for a range of digital media download services through February 2006. Loudeye will receive a fixed fee of €1.8 million (approximately $2.6 million based on December 31, 2004 exchange rates) under the agreement. Depending upon the volume of digital downloads provided to the ISP’s customers during the term of the agreement, Loudeye may experience gross margins associated with the agreement ranging from a profit of €1.8 million to a loss of €715,000 (approximately $975,000 based on December 31, 2004 exchange rates). If the number of credits redeemed during the twelve month term of the agreement does not reach certain minimum levels, the term may be extended for an additional twelve months. In addition, Loudeye expects to defer revenue under this agreement until the volume of digital downloads is reasonably determinable, which could result in deferral of all revenue under the agreement until February 2007. Further, as the transaction is denominated in Euros, if Loudeye does not hedge the arrangement, Loudeye could be subject to foreign currency gains or losses. As of the date of this filing, no losses had been incurred or estimated under this agreement.

OD2

Payments Subsequent to December 31, 2004 and March 2005 Restructuring of Future OD2 Payment Obligations
      From a financial accounting perspective, Loudeye issued 3,974,206 shares of its common stock in January 2005 to former OD2 shareholders to satisfy the second deferred consideration payment obligations totaling £4.0 million (approximately $7.7 million based on exchange rates as of December 31, 2004). On a non-GAAP basis, Loudeye issued a total of 4,667,608 shares our common stock in January 2005, which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
includes 693,402 shares held in escrow. These payments included satisfaction of the second promissory note installments discussed further above in Note 3.
      On February 25, 2005, Loudeye completed a restructuring of its remaining deferred and contingent payment obligations as follows:

•	In March 2005, from a financial accounting perspective Loudeye issued 3,026,405 shares (valued at approximately £3.2 million or $6.2 million based on December 31, 2004 closing share price and exchange rates) in full satisfaction of the remaining deferred consideration obligations of approximately £3.2 million (or approximately $6.2 million based on December 31, 2004 exchange rates). This share issuance will also satisfies the remaining installment payments on the promissory notes discussed above in Note 3. This amount excludes 528,014 shares issued but held in escrow.

•	From a financial accounting perspective, Loudeye will pay £2.6 million (or approximately $5.0 million based on December 31, 2004 exchange rates) in cash in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $19.3 million based on December 31, 2004 exchange rates). The first of these payments was made in March 2005 and the second payment will be made in July 2005. This amount excludes £465,000 (approximately $896,000 based on December 31, 2004 exchange rates) to be held in escrow.
      This restructuring was agreed to by all of the former OD2 shareholders entitled to receive additional deferred and contingent payment consideration and it satisfies in full those obligations.

Nasdaq Listing Compliance
      Effective January 31, 2005, Michael A. Brochu became president and chief executive officer of Loudeye. Mr. Brochu remains on Loudeye’s board of directors; however, as a result of his change of status to an employee, he is no longer considered an independent director for purposes of applicable listing standards of The Nasdaq Stock Market. As a result, Mr. Brochu is no longer a member of any committees of Loudeye’s board of directors, including its audit committee. On February 2, 2005, Loudeye received a notice from The Nasdaq Stock Market that it no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Marketplace Rule 4350, which includes that the Loudeye’s board must consist of a majority of independent directors and Loudeye must have at least three independent directors on its audit committee. Consistent with Marketplace Rules 4350(c)(1) and 4350(d)(4), Loudeye has a cure period until the earlier of our next annual meeting of stockholders or January 31, 2006, in order to regain compliance. In the event Loudeye does not regain compliance within this period, the Nasdaq Stock Market has informed Loudeye that the Staff of the Nasdaq Stock Market will provide it with a written notification that Loudeye’s shares will be delisted and, at that time, Loudeye may appeal such determination to delist to a Nasdaq Listings Qualifications Panel. Loudeye is currently conducting a search process to identify a qualified individual to join its board of directors and certain committees of its board of directors, including its audit committee, in order to regain compliance with these requirements.

ON DEMAND DISTRIBUTION LIMITED
INDEX TO FINANCIAL STATEMENTS
For the Years Ended 31 March 2004

REPORT OF THE INDEPENDENT AUDITORS
To the Shareholders and Board of Directors of On Demand Distribution Limited
      We have audited the consolidated balance sheets of On Demand Distribution Limited as at 31 March 2004 and 31 March 2003 and the consolidated profit and loss account and cash flows for each of the two years in the period ended 31 March 2004. These financial statements are the responsibility of On Demand Distribution Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of On Demand Distribution Limited as at 31 March 2004 and 31 March 2003 and the results of its operations and its cash flows for each of the two years in the period ended 31 March 2004 in conformity with generally accepted accounting principles in the United Kingdom.
      Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

Grant Thornton UK LLP
Registered Auditors
Chartered Accountants
Bristol
Date: 27 July 2004

ON DEMAND DISTRIBUTION LIMITED
PRINCIPAL ACCOUNTING POLICIES
For the Year Ended 31 March 2004
Basis of Preparation
      The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention.
      The principal accounting policies of the group are set out below. These policies have remained unchanged from the previous year apart from the accounting policy in relation to revenues and associated liabilities from Subscription and Pay as you Go packages. These revenues are now recognised at the point of sale, when the group’s contractual obligations have been fulfilled, as opposed to 30 days after the point of sale. This new accounting policy is in accordance with Financial Reporting Standard number 5 Application Note G.
      The effect of the change in accounting policy is to increase revenue in respect of March 2004 by some £260,000 and to increase cost of sales by £200,000. The corresponding increase in March 2003 is £60,000 in respect of revenue and £48,000 in respect of cost of sales. The figures for the prior year are not material to the current year results and therefore a prior year adjustment has not been processed.
Basis of Consolidation
      The group financial statements consolidate those of the company and of its subsidiary undertakings (see Note 8) drawn up to 31 March 2004. Acquisitions of subsidiaries are dealt with by the acquisition method of accounting.
Turnover and Revenue Recognition
      Group turnover is the total amount receivable by the group for the provision of software and services for the distribution and sale of digital music over the Internet, excluding VAT and trade discounts.
     Licence and Related Fees
      Turnover includes licence and related fees receivable for the use of the WebAudioNet platform which are credited in full to the profit and loss account in the period in which the contracts are signed.
     A la Carte Downloads
      A la carte sales represent consumer downloads of music from the OD2 catalogue. The revenue and associated liability for each download are recognised at the point of sale.
     Subscription and Pay as You Go Packages
      Consumers can pre-purchase bundles of credits which can be used to access music from the OD2 catalogue. After a specified period any unused credits expire. No refunds are payable for expired credits. The revenue and associated liability for each bundle of credits is recognised in the profit and loss account at the point of sale.
Tangible Fixed Assets and Depreciation
      Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual installments over their expected useful lives.

ON DEMAND DISTRIBUTION LIMITED
PRINCIPAL ACCOUNTING POLICIES — (Continued)
For the Year Ended 31 March 2004
      The rates generally applicable are:

Computer Equipment & Software:	1 to 3 years
Fixtures and Fittings:	3 to 10 years
Investments
      Investments are included at cost less amounts written off.
Deferred Taxation
      Deferred tax is recognised on all timing differences where the transactions or events that give the company an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using the rates of tax that have been enacted or substantively enacted by the balance sheet date.
Foreign Currencies
      The financial statements of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The exchange differences arising from the retranslation of the opening net investment in subsidiaries are taken directly to reserves. All other exchange differences are dealt with through the profit and loss account.
Retirement Benefits
      Defined Contribution Pension Scheme — The pension costs charged against profits represent the amount of the contributions payable to the scheme in respect of the accounting period.

ON DEMAND DISTRIBUTION LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the Year Ended 31 March 2004

		2004	2003
	Note	£	£

Turnover	2	3,350,098	760,376
Cost of sales		(1,574,109)	(145,860)

Gross profit		1,775,989	614,516
Operating charges		(3,950,180)	(2,677,811)

Operating loss		(2,174,191)	(2,063,295)
Net interest	3	(37,630)	28,159

Loss on ordinary activities before taxation	2	(2,211,821)	(2,035,136)
Tax on loss on ordinary activities	5	(4,211)	306,010

Loss for the financial year	13	(2,216,032)	(1,729,126)

      All of the activities of the company are classed as continuing.
      There were no recognised gains or losses other than the loss for the financial year.
      The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED
CONSOLIDATED BALANCE SHEET
As at 31 March 2004

		2004	2003
	Note	£	£

Fixed assets
Tangible assets	7	271,504	182,606

Current assets
Debtors	9	1,167,031	747,127
Cash at bank and in hand		632,870	143,014

		1,799,901	890,141
Creditors: amounts falling due within one year	10	(1,745,511)	(677,104)

Net current assets		54,390	213,037

Creditors: amounts falling due after more than one year	11	(1,888,208)	—

Total assets less current liabilities		(1,562,314)	395,643

Capital and reserves
Called up share capital	12	1,864,810	1,027,861
Share premium account	13	4,243,148	5,068,433
Profit and loss account	13	(7,670,272)	(5,700,651)

Shareholders’ funds		(1,562,314)	395,643

These financial statements were approved by the Board of Directors on 27 July 2004.

Charles Grimsdale — Director
The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED
BALANCE SHEET
As at 31 March 2004

		2004	2003
	Note	£	£

Fixed assets
Tangible assets	7	262,134	172,924
Investments	8	40,191	40,191

		302,325	213,115

Current assets
Debtors	9	1,154,089	736,857
Cash at bank and in hand		606,922	115,016

		1,761,011	851,873
Creditors: amounts falling due within one year	10	(1,753,709)	(671,388)

Net current assets		7,302	180,485

Creditors: amounts falling due after more than one year	11	(1,888,208)	—

Total assets less current liabilities		(1,578,581)	393,600

Capital and reserves
Called up share capital	12	1,864,810	1,027,861
Share premium account	13	4,243,148	5,068,433
Profit and loss account	13	(7,686,539)	(5,702,694)

Shareholders’ funds		(1,578,581)	393,600

These financial statements were approved by the Board of Directors on 27 July 2004.

Charles Grimsdale — Director
The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED
CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended 31 March 2004

		2004	2003
	Note	£	£

Net cash outflow from operating activities	14	(1,100,586)	(1,849,628)

Returns on investments and servicing of finance
Interest received		10,937	28,159

Net cash inflow from returns on investments and servicing of finance		10,937	28,159

Taxation		(4,211)	306,010

Capital expenditure
Purchase of tangible fixed assets		(267,589)	(201,002)

Net cash outflow from capital expenditure		(267,589)	(201,002)

Financing
Issue of shares		54,196	—
Expenses paid in connection with share issue		(42,532)	—
Issue of convertible loan notes		1,839,641	—

Net cash inflow from financing		1,851,305	—

Increase/(decrease) in cash	15	489,856	(1,716,461)

The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 March 2004

1	Post Balance Sheet Events
      On 22 June 2004, the Board of Loudeye Corp. announced a private offer to acquire all of the issued and to be issued ordinary share capital of On Demand Distribution Limited. Loudeye Corp., of 1130 Rainier Avenue, Seattle, Washington 98144, USA, is a company whose common stock is traded on the NASDAQ Small Cap Market.
      The offer was recommended unanimously by the Board of On Demand Distribution Limited and on 22 June 2004 the offer became unconditional.
      In accordance with the terms of the offer, Loudeye Corp. advanced £3 million to the company for working capital purposes. Further funding up to an additional £2 million may be provided, if necessary, on a quarterly basis beginning on April 2005 pursuant to budgets approved by the Board of Loudeye Corp.
      On 8 April 2004 On Demand Distribution Srl was incorporated in Italy. On Demand Distribution Srl is a 100% owned subsidiary of On Demand Distribution Ltd, providing local territory business development, marketing and support services to the UK holding company.
      The Company has distribution agreements in place with over 75 record labels, giving access to a library of over 1,000,000 tracks. A number of these agreements are for fixed terms and require renegotiation from time to time.
      The Company’s distribution agreement with one of the major record labels includes a clause allowing either party to terminate the agreement in October 2004 by giving the other party 90 days written notice. Pursuant to this clause, a termination notice was served by the record label in July 2004.
      The Company, in the normal course of business, considers the renewal of agreements of this nature on a case by case basis. The Company is engaged in an active dialogue with the record label and will conclude renegotiations for an extension of the distribution agreement providing that this can be achieved on terms which are commercially acceptable to the Board.

2	Turnover and Loss on Ordinary Activities Before Taxation
      The turnover and loss before taxation is attributable to the continuing activity of the provision of software and services for the distribution of music over the internet. The turnover, loss before taxation and net assets are all attributable to this one class of business.

	2004	2003
The loss on ordinary activities is stated after:	£	£

Auditors’ remuneration:
Audit services	14,000	9,250
Non-audit services	2,000	1,600
Depreciation
Tangible fixed assets, owned	178,691	170,668
Other operating lease rentals	1,016	6,043

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004

3	Net Interest

	2004	2003
	£	£

Other interest receivable and similar income	(10,937)	(28,159)
Interest accrued on convertible loan notes	48,567	—

Net interest payable/ (receivable)	37,630	(28,159)

4	Directors and Employees

	2004	2003
Staff costs during the year were as follows:	£	£

Wages and salaries	1,570,059	1,354,156
Cost of share awards	246,411	—
Social security costs	202,206	170,787
Other pension costs	66,327	58,949

	2,085,003	1,583,892

      The average number of employees of the group during the year was 41 (2003: 36).

	2004	2003
Remuneration in respect of directors was as follows:	£	£

Emoluments	427,539	380,250
Pension contributions to money purchase pension schemes	18,675	18,646

	446,214	398,896

      During the year 5 (2003: 5) directors participated in money purchase pension schemes.
      The amounts set out above include remuneration in respect of the highest paid director as follows:

	2004	2003
	£	£

Emoluments	126,789	94,475
Pension contributions to money purchase pension schemes	3,750	3,721

	130,539	98,196

      Certain directors were granted share options and share warrants during the period.
      The company granted a share warrant on 9 October 2000 entitling a director to subscribe to 5,000 ordinary shares of £1 each at a subscription price of £19.50 per share. The warrant is exercisable from the date of grant. At 31 March 2004 this warrant had not been exercised.
      On 5 November 2001 the company granted 6,791 share warrants over £1 ordinary shares to directors. The warrants are exercisable from the date of grant at an exercise price of £1. At 31 March 2004 none of the share warrants had been exercised.
      During the year ended 31 March 2004, as part of a reorganisation of the Company’s share capital, option holders surrendered their existing options. New options over 10p ordinary shares were then granted to the directors.

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004
      All the directors’ options are exercisable at nil cost. One director has options which were fully vested at the date of grant. The remainder of the directors have options that are 50% vested on grant, with a further 25% vesting 12 months after date of grant and the final 25% vesting 24 months after grant.
      No new warrants were issued to directors during the reorganisation of the share capital.

5	Tax on Loss on Ordinary Activities
      The tax charge/(credit) represents:

	2004	2003
	£	£

Overseas taxation	4,211	1,471
Adjustment in respect of prior period:
Research & development tax credit	—	(307,481)

	4,211	(306,010)

      Unrelieved tax losses of approximately £6,847,000 (2003: £4,721,000) remain available to offset against future taxable trading profits.
      The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30%
      (2003: 30%). The differences are explained as follows:

	2004	2003
	£	£

Loss on ordinary activities before tax	(2,211,821)	(2,035,136)

Loss on ordinary activities multiplied by the standard rate of corporation tax of 30% (2002: 30%)	(663,546)	(610,541)
Effect of:
Disallowable expenses	1,633	1,103
Depreciation for the period in excess of capital allowances	(26,520)	(9,122)
Loss utilisation — carried forward	693,964	626,293
Difference in overseas tax rates	(1,320)	(6,262)

	4,211	1,471

6	Loss for the Financial Year
      The parent company has taken advantage of section 230 of the Companies Act 1985 and has not included its own profit and loss account in these financial statements. The parent company’s loss for the year was £2,230,256 (2003: £1,753,434).

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004

7	Tangible Fixed Assets

	Computer	Computer	Fixtures &
	Equipment	Software	Fittings	Total
The Group	£	£	£	£

Cost
At 1 April 2003	483,920	51,595	7,827	543,342
Additions	226,630	40,561	398	267,589

At 31 March 2004	710,550	92,156	8,225	810,931

Depreciation
At 1 April 2003	332,379	25,557	2,800	360,736
Provided in the year	149,318	27,419	1,954	178,691

At 31 March 2004	481,697	52,976	4,754	539,427

Net book amount at 31 March 2004	228,853	39,180	3,471	271,504

Net book amount at 31 March 2003	151,541	26,038	5,027	182,606

	Computer	Computer	Fixtures &
	Equipment	Software	Fittings	Total
The Company	£	£	£	£

Cost
At 1 April 2003	473,717	47,429	1,329	522,475
Additions	219,230	38,593	1,874	259,697

At 31 March 2004	692,947	86,022	3,203	782,172

Depreciation
At 1 April 2003	315,849	33,399	303	349,551
Provided in the year	153,292	16,470	725	170,487

At 31 March 2004	469,141	49,869	1,028	520,038

Net book amount at 31 March 2004	223,806	36,153	2,175	262,134

Net book amount at 31 March 2003	157,868	14,030	1,026	172,924

8	Fixed Asset Investments

Investment in
Group Undertakings
£

Cost
At 1 April 2003	40,191

Additions	—
At 31 March 2004	40,191

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004
      At 31 March 2004 the group held 20% or more of the equity of the following:

		Class of	Proportion
	Country of	Share Capital	Held by the
	Incorporation	Held	Group

On Demand Distribution GmbH	Germany	Ordinary	100%
On Demand Distribution sas	France	Ordinary	100%
WebAudioNetwork Limited	U.K.	Ordinary	100%
      On Demand Distribution GmbH and On Demand Distribution sas are principally engaged in providing marketing, business development and account management services for On Demand Distribution Limited.
      WebAudioNetwork Limited was dormant throughout the year.
      All of the subsidiary undertakings have been consolidated at 31 March 2004.

9	Debtors

	The Group		The Company

	2004	2003	2004	2003
	£	£	£	£

Trade debtors	880,153	479,008	880,153	476,286
Other debtors	122,491	201,373	118,179	201,373
Prepayments and accrued income	164,387	66,746	155,757	59,198

	1,167,031	747,127	1,154,089	736,857

      Included within group and company other debtors are amounts totalling £116,747 (2003: £201,074) which are recoupable against future subscription revenues. The directors are confident that these amounts will be recovered within one year.

10	Creditors: Amounts Falling Due Within One Year

	The Group		The Company

	2004	2003	2004	2003
	£	£	£	£

Trade creditors	523,654	63,623	518,212	109,598
Social security and other taxes	82,894	53,188	54,284	42,742
Other creditors	154,021	140,612	229,750	140,202
Accruals	984,942	419,681	951,463	378,846

	1,745,511	677,104	1,753,709	671,388

11	Creditors: Amounts Falling After More Than One Year

	The Group		The Company

	2004	2003	2004	2003
	£	£	£	£

Convertible loan notes	1,888,208	—	1,888,208	—

      The loan notes fall due for repayment on the earlier of the repayment date (24 April 2008), the sale of the group or an IPO. A premium of 20% is payable on redemption. The loan stock (excluding the

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004
redemption premium) is convertible into 10p ordinary shares at the option of the note holder at any time before the repayment date, the sale of the group or an IPO. The conversion rate is £0.45 per share. Interest accrues at a fixed rate of 1% above LIBOR on the Principal Amount (defined as the initial amount plus subsequent drawdowns plus accrued interest) and is compounded and rolled up. The balance outstanding at 31 March 2004 includes accrued interest of £48,567. The loan notes are secured by a fixed and floating charge over all the assets of the company.

12	Share Capital

	2004	2003
	£	£

Authorised Ordinary shares of 10p each (2003 £1 each)	3,462,943	1,059,277
‘A’ Ordinary shares of £1 each	—	440,723

Total Authorised	3,462,943	1,500,000

Allotted, called up and fully paid Ordinary shares of 10p each	1,864,810	587,138
‘A’ Ordinary shares of £1 each	—	440,723

Total Issued	1,864,810	1,027,861

      On 9 April 2003 the company issued a further 9,196 £1 ordinary shares following the exercise of warrants.
      On 11 April 2003 the company subdivided each of its £1 ordinary shares and each of its £1 ‘A’ ordinary shares into 10 shares of 10p.
      On 11 April 2003 the company increased its authorised share capital by 13,018,585 10p ordinary shares and 6,610,845 10p ‘A’ ordinary shares.
      On 24 April 2003 the company issued a further 99,999 10p ordinary shares followed by a bonus issue of 1 for 4 ordinary shares held and 3 for 2 ‘A’ ordinary shares held.
      Once the above transactions had been effected, all authorised and issued ‘A’ ordinary shares of 10p each were converted into ordinary shares of 10p.
      At this point all shares in the company rank pari passu in all respects.
      During the year the company issued a further 75,838 ordinary shares of 10p each following the exercise of options.

Contingent Rights to the Allotment of Shares
      On 24 April 2003 and 1 September 2003 certain directors and employees of the company signed deeds of surrender in relation to their existing share options. Subsequently the remuneration committee approved the grant of options over 4,154,927 10p ordinary shares. These options are exercisable at nil cost and have differing vesting schedules. For directors and longer serving employees the options are 50% vested on grant, with a further 25% vesting 12 months after date of grant and the final 25% vesting 24 months after the date of grant. For other employees, the options vest equally in three tranches over the three years following the date of grant.

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004

13	Reserves and Reconciliation of Movements in Shareholders’ Funds

The Group

			Share	Total
	Profit and	Share	Premium	Shareholders’
	Loss Account	Capital	Account	Funds
	£	£	£	£

At 1 April 2003	(5,700,651)	1,027,861	5,068,433	395,643
Loss for the financial year	(2,216,032)			(2,216,032)
Issue of shares	—	836,949	(825,285)	11,664
Cost of share awards	246,411	—	—	246,411

At 31 March 2004	(7,670,272)	1,864,810	4,243,148	(1,562,314)

The Company

			Share	Total
	Profit and	Share	Premium	Shareholders’
	Loss Account	Capital	Account	Funds
	£	£	£	£

At 1 April 2003	(5,702,694)	1,027,861	5,068,433	393,600
Loss for the financial year	(2,230,256)	—	—	(2,230,256)
Issue of shares	—	836,949	(825,285)	11,664
Cost of share awards	246,411	—	—	246,411

At 31 March 2004	(7,686,539)	1,864,810	4,243,148	(1,578,581)

14	Net Cash Outflow from Operating Activities

	2004	2003
	£	£

Operating loss	(2,174,191)	(2,063,295)
Cost of share awards	246,411	—
Depreciation	178,691	170,668
Increase in debtors	(419,904)	(244,056)
Increase in creditors	1,068,407	287,055

Net cash outflow from operating activities	(1,100,586)	(1,849,628)

15	Reconciliation of Net Cashflow to Movement in Net Debt

	2004	2003
	£	£

Increase/(decrease) in cash in the year	489,856	(1,716,461)
Net funds at 1 April 2003	143,014	1,859,475

Net funds at 31 March 2004	632,870	143,014

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004

16	Analysis of Changes in Net Funds

	At 1 April		At 31 March
	2003	Cash Flow	2004
	£	£	£

Cash in bank and at hand	143,014	489,856	632,870

17	Capital Commitments
      Neither the group nor the company had any capital commitments at 31 March 2004 or 31 March 2003.

18	Contingent Liabilities
      There were no contingent liabilities at 31 March 2004 or at 31 March 2003.

19	Pensions
      The company contributes to individual defined contribution pension schemes which are for the benefit of directors and certain employees. The assets of those schemes are administered by trustees in funds independent from those of the company.

20	Related Party Transactions
      The group issued a convertible loan note on 24 April 2004 to Mr. P B Gabriel, a director of the company, for a total of £500,000. At the balance sheet date the company had drawn down £400,000 against this convertible loan note. The final installment of £100,000 was drawn down on 28 April 2004.

21	Controlling Related Party
      The company has no controlling related party.

22	Summary of the Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America
      The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004
      The following is a summary of the significant adjustments to (loss) on ordinary activities and equity shareholders’ funds/(deficit) when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP.

		Year Ended	Year Ended
		31 March	31 March
		2004	2003
		£	£

Loss on ordinary activities under U.K. GAAP		(2,216,032)	(1,729,126)
U.S. GAAP adjustments:
Revenue recognition	(a)	(499,529)	(185,839)
Stock based compensation	(b)	(1,205,656)	(43,756)
Provision for compensated absences	(c)	(17,687)	(10,000)

Net loss under U.S. GAAP		(3,938,904)	(1,968,721)

Equity shareholders’ (deficit)/funds under U.K. GAAP		(1,562,314)	395,643
U.S. GAAP adjustments:
Revenue recognition	(a)	(870,266)	(370,736)
Stock based compensation	(b)	9,250	9,092
Provision for compensated absences	(c)	(32,687)	(15,000)

Shareholders’ (deficit)/equity under U.S. GAAP		(2,456,017)	18,999

(a)	Revenue Recognition
      Under U.S. GAAP, the company recognises revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition and EITF 00-21, Revenue Arrangements with Multiple Deliverables. The differences from the accounting policies under UK GAAP are as follows:

Licence and Related Fees
      Under U.K. GAAP, licence and related fees receivable for the use of the WebAudioNet platform are recognised in full in the period in which the contracts are signed. Under U.S. GAAP, licence and related fees receivable for the use of the WebAudioNet platform are recognised rateably over the licence period from the date the contract is signed.

Subscription and Pay As You Go Packages
      Under U.K. GAAP, revenue from the sale of non-refundable credits which can be used to access music from the OD2 catalogue is recognised in the profit and loss account at the point of sale. Under U.S. GAAP, revenue from the sale of these credits is recognised at the earlier of the date the music is accessed by the customer or the date of expiry of the credits. A liability is recognised for unused and unexpired credits at the balance sheet date.

(b)	Stock Based Compensation
      The company has issued various forms of stock based compensation both to employees and non-employee service providers. Under U.K. GAAP, compensation expense is recorded in the profit and loss account for stock based compensation if at the date of grant the option or warrant exercise price is less than the market value of the shares. Any expense is recognised over the vesting period of the option or warrant.

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004
      Under U.S. GAAP, the company accounts for its employee share options, warrants and bonus share issuances under Accounting Principles Board Opinion 25 Accounting for Stock Issued to Employees, FIN 44 Accounting for certain transactions involving stock compensation and EITF 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. Any difference between the market value of the shares at the measurement date and the exercise price of the option/warrant is credited to shareholders’ equity and written off in the income statement over the vesting period. The market value of employee bonus shares is credited to shareholders’ equity and expensed in the income statement on grant date. The company has applied modification accounting to the surrender of options and subsequent grant of new options to employees during the year ended 31 March 2004. Accordingly any surplus between the market value of the shares under option and the exercise price at the end of each year following the modification is expensed to the income statement over the remaining vesting period. The methodology set out in FIN 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans has been used to allocate the compensation cost over the employee’s service period.
      Under U.S. GAAP, the company accounts for share options and warrants issued to non employees in exchange for services under SFAS 123 Accounting for Stock-Based Compensation. Any difference between the fair value of the shares at the measurement date and the exercise price of the option/warrant is credited to shareholders’ equity and written off in the income statement over the service performance period. Any unamortised compensation cost is shown as an asset in the balance sheet.

(c)	Provision for Compensated Absences
      Under U.K. GAAP no provision is made for employee’s compensated absences (i.e. vacation). Under U.S. GAAP provision is made for the cost of employee’s rights to compensated absences from work.

Presentational Differences:

Deferred Income Taxes
      Under U.K. GAAP, deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and laws. Deferred tax assets are recognised to the extent it is regarded as more likely than not that they will be recovered.
      Under U.S. GAAP, deferred taxes are provided for all temporary differences on a full asset and liability basis. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. Under U.S. GAAP, the Group’s net deferred tax assets have been fully valued at both 31 March 2004 and 31 March 2003 (resulting in a net deferred tax asset of nil at both dates).

Balance Sheet Presentation
      Under U.K. GAAP, assets in the balance sheet are presented in ascending order of liquidity.
      Under U.S. GAAP, assets are presented in descending order of liquidity.

Comprehensive Loss
      The comprehensive loss under U.S. GAAP is the same as net income under U.S. GAAP for all periods presented.

ON DEMAND DISTRIBUTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
For the year ended 31 March 2004

Cash Flow Statements
      Under U.K. GAAP, the consolidated cash flow statement is presented in accordance with FRS No. 1 (Revised) Cash Flow Statements (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under SFAS No. 95 Statement of Cash Flows. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement with regard to the definition of cash.
      Under SFAS No. 95, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank (on demand) and overnight deposits, net of bank overdrafts.
      The following statements summarise the statements of cash flows as if they had been presented in accordance with U.S. GAAP, and include the adjustments which reconcile cash and cash equivalents under U.S. GAAP to cash on demand reported under U.K. GAAP.

	Year Ended	Year Ended
	31 March	31 March
	2004	2003
	£	£

Net cash used in operating activities	(1,093,860)	(1,515,459)
Net cash used in investing activities	(267,589)	(201,002)
Net cash provided by financing activities	1,851,305	—

Net increase in cash and cash equivalents	489,856	(1,716,461)

Cash and cash equivalents under U.S. GAAP at beginning of year	143,014	1,859,475

Cash and cash equivalents under U.S. GAAP at end of year	632,870	143,014

      Recently Issued U.S. Accounting Standards
      SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), whereby many of those instruments were previously classified as equity. SFAS No. 150 is effective for all freestanding financial instruments entered into or modified after May 31, 2003 otherwise it became effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The company adopted the provisions of SFAS No. 150 effective August 1, 2003. The adoption of SFAS No. 150 did not have an impact on the financial statements
      FASB Interpretation No. 46 Consolidation of Variable Interest Entities. (“FIN 46”). FIN 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting or similar rights. An entity that consolidates a variable interest entity is the primary beneficiary of the entity’s activities. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and required application in the first period ending after December 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the consolidated results of operations or financial position. In December 2003, the FASB revised FIN 46 (“FIN 46R”), which delayed the required implementation date for variable interest entities until the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46R did not have a material impact on our consolidated results of operations.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Financial Statements	P-2
Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004	P-8

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      In June 2004, we commenced a tender offer to acquire 100% of the outstanding shares of OD2, a privately held digital music service provider based in Europe. We acquired 93% of the shares of OD2 upon commencement of the tender offer. As of August 17, 2004, we had acquired the remaining 7% of OD2’s shares on the same terms from the remaining shareholders of OD2. In March 2005, we completed a restructuring of future deferred and contingent consideration payment obligations to the former OD2 shareholders. The restructuring is discussed further below. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 gives the effect of the acquisition by Loudeye of all of the outstanding share capital of On Demand Distribution Limited (“OD2”), including minority interest shares acquired subsequent to the June 22, 2004 commencement of the tender offer.

OD2 Transaction Consideration as of December 31, 2004
      The consideration for the transaction, prior to the restructuring which occurred in March 2005, consisted of the following elements:

•	Loudeye issued 11,737,547 shares of its common stock, of which 2,072,369 shares are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction, in June and August 2004, to former OD2 shareholders and option holders.

•	Loudeye expects to issue up to 2,212,302 additional shares of its common stock, representing shares to be issued to OD2 option holders upon exercise of OD2 options that were assumed by Loudeye. Of such amount, options to purchase 10,011 shares of Loudeye’s common stock had been exercised as of December 31, 2004.

•	Loudeye issued 1,638,490 shares of its common stock, of which 243,407 shares are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction, in December 2004 to former OD2 shareholders to satisfy the initial deferred consideration payment obligations totaling £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004).

•	Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by Loudeye for 18 months to satisfy claims Loudeye may have with respect to breaches of representations, warranties and covenants and indemnification claims. As of December 31, 2004, 2,315,776 shares of common stock issued to 17 former OD2 shareholders were held in escrow.

•	During 2004, Loudeye paid approximately $1.9 million in cash to retire certain liabilities that were assumed as of June 22, 2004.

•	As of December 31, 2004 (and prior to the March 2005 restructuring discussed below), Loudeye was obligated to pay to former OD2 shareholders an additional £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004), excluding the 15% additional consideration to be held in escrow (as discussed below) through November 30, 2005, to OD2’s shareholders, as follows:

•	On January 31, 2005, approximately £4.0 million or $7.2 million;

•	On May 31, 2005, approximately £1.1 million or $1.9 million; and

•	On November 30, 2005, approximately £2.1 million or $3.8 million.

•	15% of the total accrued acquisition consideration that Loudeye was required to pay to the OD2 shareholders through November 30, 2005, or approximately $2.1 million, was required to be placed into escrow along with the escrow shares.

•	Prior to the restructuring discussed below, Loudeye was obligated to pay additional contingent consideration of up to £10.0 million (approximately $19.3 million based on exchange rates as of December 31, 2004), which amount has not been adjusted for the 15% holdback in escrow, if OD2 achieved certain financial performance targets during the period through November 30, 2006. Loudeye would have been required to pay up to approximately £1.2 million (approximately $2.3 million based on exchange rates as of December 31, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. Of this contingent consideration, Loudeye had accrued approximately £1.1 million (approximately $2.1 million based on exchange rates as of December 31, 2004), net of amounts to be held in escrow, in its consolidated financial statements due to its assessment that the outcome of the contingency was determinable beyond a reasonable doubt.
      Loudeye had issued promissory notes in original aggregate principal amount of £1.9 million (approximately $3.7 million based on exchange rates as of December 31, 2004) to ten of OD2’s former shareholders. Loudeye’s remaining obligations under these notes as of December 31, 2004, are included within the £7.2 million (approximately $13.9 million based on exchange rates as of December 31, 2004) of accrued acquisition consideration and within the approximately $2.1 million of additional consideration to be paid into escrow described above. The notes bore interest at 5% per annum and were repayable in unequal installments on December 30, 2004 and on January 31, May 31 and November 30, 2005 (which installments are proportional to the amounts of deferred consideration we were required to pay on November 30, 2004 and on January 31, May 31 and November 30, 2005). Interest expense for the year ended December 31, 2004 in connection with the promissory notes was approximately $55,000. Loudeye had the right to satisfy its payment obligations under the notes in cash or by issuing shares of its common stock to the note holders. Loudeye satisfied the first installment obligation on December 30, 2004, by issuing 328,922 shares of its common stock, 59,463 of which are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction. These shares are included in the total 1,638,490 shares Loudeye issued in December 2004 in respect of the initial deferred payment obligations.
      The escrow shares and the $2.1 million to be held in escrow in connection with the deferred consideration that had not been paid as of December 31, 2004 described above, are not recorded as liabilities and the value of the shares held in escrow and the consideration to be placed in escrow upon payment of the deferred consideration was not included in determining the cost of acquiring OD2 as of December 31, 2004, since the resolution of the escrow shares and the additional consideration to be held in escrow upon payment of the deferred consideration is still pending. Loudeye will reflect the escrow shares as outstanding and record the value of such shares (and any additional consideration to be held in escrow) as additional costs of acquiring OD2 upon the earlier of the expiration of the 18 month escrow period (to the extent such shares and additional consideration are released from escrow) or when Loudeye believes beyond a reasonable doubt that it will not state a claim pursuant to the terms of the escrow.
      Excluding the impact of the escrow shares and the additional consideration to be held in escrow upon payment of the deferred consideration discussed above, as of December 31, 2004, Loudeye recorded $38.1 million of net assets in connection with the transaction consisting of upfront stock consideration, including the assumption of OD2 options, deferred consideration, cash obligations to retire certain liabilities, and its transaction related costs. As of June 22, 2004, the preliminary initial purchase price recorded excluded the 7% minority interest that Loudeye had not yet acquired and included preliminary estimates of certain transaction consideration. As of August 17, 2004, Loudeye subsequently acquired the remaining 7% of OD2’s shares and adjusted certain transaction consideration based upon current information. The initial purchase price can be summarized at June 22, 2004 and December 31, 2004 (based on exchange rates as of June 22, 2004) as follows (amounts in thousands):

	As of June 22, 2004

	June 22,	December 31,
	2004	2004

Transaction related costs	$1,527	$1,993
Cash paid and due on certain liabilities assumed	2,778	1,878
Accrued acquisition consideration	13,654	17,033
Common stock payable related to acquisition	2,596	3,208
Common stock issued in connection with acquisition	13,146	14,015

	$33,701	$38,127

      Under the terms of the offer, future cash consideration was payable in British currency (pounds), and accordingly the corresponding U.S. dollar amounts set forth above varied with fluctuations in the prevailing exchange rate. All future payments were payable in cash or, at Loudeye’s election, in shares of Loudeye common stock, the number of which was to be determined based on Loudeye’s volume weighted average share price for a specified period prior to issuance. OD2 shareholders could have also elected to receive promissory notes in lieu of any cash payments that Loudeye may have been required to make. Loudeye has also reserved approximately 2.0 million shares for stock option grants under its 2000 Stock Option Plan to employees of OD2 for future services.

      Loudeye accounted for the acquisition in accordance with FAS 141. In accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” (EITF 99-12) for purposes of estimating the value of the OD2 purchase consideration, the fair value of the Loudeye common stock issued for the acquisition of OD2 was determined to be $1.45 per share based on the average closing price of Loudeye’s common stock over the two day periods before and after June 22, 2004, the date the acquisition was announced, multiplied by the Loudeye shares issued based upon the exchange ratio set forth in the merger agreement. The fair value of options assumed is deemed to be equivalent to the value of the underlying Loudeye shares into which such options are exercisable given the nominal strike price of such options. In accordance with FAS No. 52, “Foreign Currency Translation,” and as a result of currency fluctuation between the U.S. dollar and British pound since the June 22, 2004 acquisition date, Loudeye adjusted the accrued acquisition consideration recorded in Loudeye’s consolidated balance sheet and recorded a net foreign currency transaction loss of $833,000 in other expense, net in Loudeye’s consolidated statement of operations for the year ended December 31, 2004.
      The following table summarizes as of June 22, 2004 and December 31, 2004 (based on exchange rates as of June 22, 2004), the fair values of the assets acquired and liabilities assumed, along with the estimated useful lives of property and equipment and intangible assets, based upon management’s internal analysis and the results of an independent valuation of the intangible assets acquired, which have been recorded in Loudeye’s digital media services segment (in thousands):

	Purchase Price Allocation

	June 22,	December 31,	Useful
	2004	2004	Life

Current assets	$2,700	$2,700
Property and equipment	629	629	1-3 years
Goodwill	33,598	38,873
Customer contracts and relationships	—	1,062	5 years
Acquired technology	2,970	1,692	5 years
Current liabilities	(6,196)	(6,829)

Total purchase price allocation	$33,701	$38,127

Payments Subsequent to December 31, 2004 and March 2005 Restructuring of Future OD2 Payment Obligations
      In January 2005, Loudeye issued 4,667,608 shares of its common stock, of which 693,402 shares are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction, to former OD2 shareholders to satisfy the second deferred consideration payment obligations totaling £4.0 million (approximately $7.7 million based on exchange rates as of December 31, 2004). These payments included satisfaction of the second promissory note installments discussed above.
      In March 2005, Loudeye completed a restructuring of its remaining deferred and contingent payment obligations to former OD2 shareholders as follows:

•	In March 2005, Loudeye issued 3,554,419 shares of its common stock valued at approximately £3.2 million (or $6.2 million based on the December 31, 2004 closing share price and exchange rates), as settlement for the remaining deferred consideration obligations, of which 528,014 shares are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction. This share issuance also satisfied the remaining installment payments on the promissory notes discussed above.

•	Loudeye will pay £2.6 million (or approximately $5.0 million based on December 31, 2004 exchange rates) in cash in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $19.3 million based on December 31, 2004 exchange rates). The first of these payments was made in March 2005 and the second payment will be made in July 2005. This amount excludes £465,000 (approximately $896,000 based on December 31, 2004 exchange rates) to be held in escrow.

      This restructuring was agreed to by all of the former OD2 shareholders and noteholders entitled to receive additional deferred and contingent payment consideration and it satisfies in full those obligations.
Pro Forma Presentation
      Loudeye’s fiscal year ends on December 31. OD2’s 2003 fiscal year ended on March 31, 2004. The following unaudited pro forma condensed combined statement of operations has been prepared to assist you in your analysis of the financial effects of the acquisition of OD2. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 combines the historical results for Loudeye for the year ended December 31, 2004, and the historical results for OD2 for the period from January 1, 2004 through the date of acquisition on June 22, 2004, as if the acquisition had occurred on January 1, 2004.
      Loudeye’s information was derived from its audited financial statements as of and for the year ended December 31, 2004. These audited financial statements are included elsewhere in this prospectus. Loudeye’s historical information was prepared using accounting principles generally accepted in the United States of America (“US GAAP”) and United States Dollars (“US$” or “$”).
      OD2’s information was derived from its unaudited internal financial statements for the period from January 1, 2004 through the date of acquisition on June 22, 2004. OD2’s historical information was prepared using accounting principles generally accepted in the United Kingdom (“UK GAAP”) and British pounds (“UK British Pounds” or “£”), and is restated in US$. For pro forma purposes, OD2’s operating results have been restated to conform to US GAAP. Additionally, certain line items reported by OD2 on its historical statements of group profit or loss have been reclassified and presented to conform to the method of statement of operations presentation utilized by Loudeye.
      In converting OD2’s statement of operations information from UK British Pounds to US$, all statement of operations captions were translated using the average exchange rate for the period presented, US $1.8214 per £ for the period from January 1, 2004 to June 22, 2004.
      The unaudited pro forma condensed combined statement of operations does not reflect any operating efficiencies and cost savings that Loudeye may achieve with respect to the entities, nor any expense associated with achieving those benefits.
      The unaudited pro forma condensed combined statement of operations presented is based on currently available information and upon certain assumptions that Loudeye believes are reasonable as described in the accompanying notes, which include adjustments that have the effect of presenting the unaudited pro forma condensed combined statement of operations under US GAAP. The adjustments included in the unaudited pro forma condensed combined statement of operations represent Loudeye’s preliminary determination of these adjustments based upon available information. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.
      The unaudited pro forma condensed combined statement of operations is presented for illustrative purposes and is not necessarily indicative of what Loudeye’s results of operations actually would have been if the acquisition had occurred as of the dates indicated, nor are they necessarily indicative of results of operations for any future periods. The unaudited pro forma condensed combined statement of operations should be read in conjunction with Loudeye’s historical financial statements, together with the related notes thereto, and OD2’s historical financial statements, together with the related notes thereto, included elsewhere in this prospectus.

      For purposes of the presentation in the unaudited pro forma condensed combined statement of operations below, Loudeye has assumed the following:

•	The presentation reflects the number of shares of Loudeye common stock issued to former OD2 shareholders and outstanding at December 31, 2004, as if those shares had been issued and outstanding at the beginning of the period. This number excludes 2,315,776 shares held in escrow in connection with the acquisition of OD2 as of December 31, 2004, and 2,212,302 shares issuable on exercise of options granted to former shareholders of OD2 as of December 31, 2004.

•	The 4,667,608 shares of common stock issued in January 2005 to satisfy the second deferred consideration payment obligation to former OD2 shareholders, less 693,402 of those shares held in escrow by Loudeye in accordance with the terms of the OD2 transaction, are included in the presentation, as if those shares had been issued and outstanding at the beginning of the period.

•	The 3,554,419 shares of common stock issued in March 2005 to satisfy the remaining deferred consideration payment obligations to former OD2 shareholders, less 528,014 of those shares held in escrow by Loudeye in accordance with the terms of the OD2 transaction, are also included in the presentation, as if those shares had been issued and outstanding at the beginning of the period.
      The presentation below also assumes that Loudeye will pay £2.6 million (or approximately $5.0 million based on December 31, 2004 exchange rates) in cash as of December 31, 2004 in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately $19.3 million based on December 31, 2004 exchange rates). The first of these payments was made in March 2005 and the second payment will be made in July 2005. This amount excludes £465,000 (approximately $896,000 based on December 31, 2004 exchange rates) to be held in escrow.

LOUDEYE CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

		On Demand
	Loudeye	Distribution	Pro-forma		Total Pro
	Corp.(1)	Limited(2)	Adjustments		Forma

	(In thousands, except per share amounts)
REVENUE	$16,821	$3,675	$—		$20,496
COST OF REVENUE	12,063	3,825	169	(3)	16,057

Gross profit (loss)	4,758	(150)	(169)		4,439
OPERATING EXPENSES:
Sales and marketing	4,456	1,069	—		5,525
Research and development	4,017	1,557	—		5,574
General and administrative	11,323	2,691	—		14,014
Amortization of intangible assets	234	195	106	(3)	535
Stock-based compensation	306	4,716	—		5,022
Special charges — other	312	—	—		312

Total operating expenses	20,648	10,228	106		30,982

LOSS FROM OPERATIONS	(15,890)	(10,378)	(275)		(26,543)
OTHER INCOME (EXPENSE):
Interest income	377	18	—		395
Interest expense	(201)	(229)	(254	)(4)	(684)
Gain on sale of media restoration assets	156	—	—		156
Other expense, net	(839)	(7)	—		(846)

Total other expense	(507)	(218)	(254)		(979)

NET LOSS	$(16,397)	$(10,596)	$(529)		$(27,522)

Net loss per share — basic and diluted	$(0.22)	$—	$—		$(0.32)

Weighted average shares outstanding — basic and diluted	73,845		13,029	(5)	86,874

Notes:

(1)	Amounts represent Loudeye Corp.’s audited results of operations for the year ended December 31, 2004 included elsewhere in this prospectus.

(2)	Amounts represent OD2’s unaudited results of operations for the period from January 1, 2004 through June 22, 2004, the date OD2’s operating results began to be reflected in Loudeye’s results of operations.

(3)	Amount represents amortization expense related to the approximately $1.7 million of acquired technology and approximately $1.1 million of customer contracts and relationships assuming a five-year useful life using the straight-line method of amortization.

(4)	Amount represents pro forma interest under the assumption that Loudeye funded payment of the contingent payment obligations due in cash through borrowings at the beginning of the period presented. Interest is imputed at 5.0% per annum. On February 25, 2005, Loudeye completed a restructuring of its contingent payment obligations and Loudeye will pay £2.6 million (or approximately 5.0 million based on December 31, 2004 exchange rates) in cash in full satisfaction of the maximum potential contingent payment obligations of up to £10.0 million (or approximately

19.3 million based on December 31, 2004 exchange rates). The first of these payments was made in March 2005 and the second payment will be made in July 2005. This amount excludes £465,000 (approximately $896,000 based on December 31, 2004 exchange rates) to be held in escrow pursuant to the terms of the OD2 transaction.

(5)	Amount reflects the shares issued to former OD2 shareholders, adjusted to reflect the assumed issuance at the beginning of the period (January 1, 2004) rather than during the period as reflected in weighted average shares outstanding as reported in Loudeye’s consolidated statements of operations for the year ended December 31, 2004 appearing elsewhere in this prospectus. The 13,029,000 weighted average shares shown include approximately 9,665,000 shares issued in June and August 2004 in connection with the acquisition of OD2, plus approximately 1,395,000 shares issued in December 2004 to satisfy Loudeye’s first deferred consideration obligation to former OD2 shareholders, approximately 3,974,000 shares issued in January 2005 to satisfy Loudeye’s second deferred consideration obligation to former OD2 shareholders, and approximately 3,026,000 shares issued in March 2005 to satisfy Loudeye’s remaining deferred consideration obligations to former OD2 shareholders. This number excludes approximately 3,537,000 shares held in escrow in accordance with the terms of the OD2 agreement and approximately 2,202,000 shares issuable upon exercise of options granted to former shareholders of OD2.

      We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.
47,023,746 Shares
Loudeye Corp.
Common Stock
April 28, 2005